As filed with the Securities and Exchange Commission on May 16, 2006
Registration No. 333-131897

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 4
to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

BURGER KING HOLDINGS, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	5812	75-3095469
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
5505 Blue Lagoon Drive
Miami, Florida 3312
(305) 378-3000
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

ANNE CHWAT
General Counsel
Burger King Holdings, Inc.
5505 Blue Lagoon Drive
Miami, Florida 33126
(305) 378-3000
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

JEFFREY SMALL DEANNA KIRKPATRICK Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 (212) 450-4000	WILLIAM F. GORIN Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, NY 10006 (212) 225-2000

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

		Proposed Maximum	Proposed Maximum
Title of Each Class	Amount to be	Offering Price	Aggregate Offering	Amount of
of Securities To Be Registered	Registered(1)	Per Unit(2)	Price	Registration Fee(3)

Common Stock, par value $0.01 per share	28,750,000 shares	$17.00	$488,750,000	$52,296.25

(1)	Includes shares issuable upon exercise of the underwriters’ option to purchase additional shares of common stock.

(2)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(a) under the Securities Act of 1933.

(3)	A registration fee of $52,296.25 was previously paid.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion. Dated May 16, 2006.
25,000,000 Shares
Burger King Holdings, Inc.
Common Stock

     This is an initial public offering of shares of common stock of Burger King Holdings, Inc. We are offering 25,000,000 shares of common stock to be sold in this offering.
     Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price will be between $15.00 and $17.00 per share.
     We have applied to list our common stock on the New York Stock Exchange under the symbol “BKC.”
     See “Risk Factors” beginning on page 12 to read about factors you should consider before buying shares of our common stock.
     Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Underwriting
	Price to	Discounts and	Proceeds
	Public	Commissions	to Us

Per Share	$	$	$
Total	$	$	$
     To the extent that the underwriters sell more than 25,000,000 shares of common stock, the underwriters have an option to purchase up to an additional 3,750,000 shares of common stock from the selling stockholders at the initial public offering price less the underwriting discount. We will not receive any of the proceeds from a sale of the shares by the selling stockholders if the underwriters exercise their option to purchase additional shares of common stock.
     The underwriters expect to deliver the shares against payment in New York, New York on                   , 2006.
JPMorgan

Citigroup

Goldman, Sachs & Co.
Morgan Stanley
Wachovia Securities

Bear, Stearns & Co. Inc.

Credit Suisse

Lehman Brothers
Loop Capital Markets, LLC

Prospectus dated                     , 2006

BURGERS
19¢
SELF SERVICE
BURGER KING
BURGER KING
BURGER KING
WHAT YOUR INGREDIENTS SAY ABOUT YOU
NEW
THE ANGUS 'SHROOM & SWISS STEAK BURGER
BURGER KING
Have It Your Way
whopperettes.com

HAVE IT YOUR WAY®

      In this prospectus, we rely on and refer to information regarding the restaurant industry, the quick service restaurant segment and the fast food hamburger restaurant category that has been prepared by industry research firms, including NPD Group, Inc. (which prepares and disseminates the Consumer Report of Eating Share Trends, or CREST) and Research International (which provides us with proprietary National Adult Tracking data) or compiled from market research reports, research analyst reports and other publicly available information. All industry and market data that are not cited as being from a specified source are from internal analyses based upon data available from noted sources or other proprietary research and analysis.

i

PROSPECTUS SUMMARY
      This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, including the risks of investing in our common stock discussed under “Risk Factors” and the financial statements and notes included elsewhere in this prospectus.
      On December 13, 2002, we acquired Burger King Corporation, which we refer to as “BKC”, through private equity funds controlled by Texas Pacific Group, Bain Capital Partners and the Goldman Sachs Funds, or the “sponsors”. In this prospectus, unless the context otherwise requires, all references to “we”, “us” and “our” refer to Burger King Holdings, Inc. and its subsidiaries, including BKC, for all periods subsequent to our December 13, 2002 acquisition of BKC. All references to our “predecessor” refer to BKC and its subsidiaries for all periods prior to the acquisition, which operated under a different ownership and capital structure.
The King of Burgers
      When the first Burger King® restaurant opened its doors back in 1954, our founders had a smart idea: serve great-tasting food fast and allow guests to customize their hamburgers their way. Much has changed in the half century since our founders sold the first Whopper® sandwiches in a Miami drive-up hamburger stand in 1957, but these core principles have remained.
      We believe that the Burger King and Whopper brands are two of the world’s most widely-recognized consumer brands. These brands, together with our signature flame-broiled products and the Have It Your Way® brand promise, are among the strategic assets that we believe set Burger King restaurants apart from other regional and national fast food hamburger restaurant chains. Have It Your Way is increasingly relevant as consumers continue to demand personalization and choice over mass production. In a competitive industry, we believe we have differentiated ourselves through our attention to individual customers’ preferences by offering great tasting fresh food served fast and in a friendly manner and by recent advertising campaigns aimed at becoming a part of the popular culture.
      We’re the world’s second largest fast food hamburger restaurant chain as measured by the number of restaurants and system-wide sales. We own or franchise 11,109 restaurants in 65 countries and U.S. territories. The fast food hamburger restaurant category in the United States had estimated annual sales of over $50 billion for the year ended October 31, 2005 and has a projected annual growth rate of 4.2% over the next five years, according to NPD Group, Inc.
Where We Started
      Our founders sold Burger King Corporation to The Pillsbury Company in 1967, taking it from a small privately held franchised chain to a subsidiary of a large food conglomerate. The Pillsbury Company was purchased by Grand Metropolitan plc, which, in turn, merged with Guinness plc to form Diageo plc, a British spirits company. As a result, Burger King Corporation became a small, non-core subsidiary of a large conglomerate, making it difficult for the brand to prosper.
      From 1989, when Grand Metropolitan plc acquired Burger King Corporation, to 2002, we were subjected to frequently changing strategies and an absence of consistent focus. Burger King Corporation operated globally, but marketing, operations and product development approaches were decided locally, leading to inconsistencies, despite a very strong brand.
      Then in December 2002, Burger King Corporation was acquired by private equity funds controlled by Texas Pacific Group, Bain Capital Partners and the Goldman Sachs Funds, which we refer to as our sponsors. At the time of the acquisition, we faced significant challenges, including declining average restaurant sales which resulted in lower restaurant profits compared to our competitors. Additionally, the number of U.S. franchise restaurants was shrinking, many of our franchisees in the United States and Canada were in financial distress, our menu and marketing strategies did not resonate with customers, relationships with franchisees were strained and many of our restaurants had poor service.

We’re Focused on Turning a Great Brand into a Great Business
      In response to the challenges we faced in December 2002, the sponsors began building an experienced management team, including our current Chief Executive Officer, John Chidsey, who joined the company in March 2004, and our former Chief Executive Officer, Greg Brenneman, who joined the company in August 2004. Mr. Chidsey has extensive experience in managing and leading franchised and branded businesses through his long tenures at Cendant and PepsiCo, and Mr. Brenneman brought extensive experience in successfully turning around distressed businesses. They inherited a strong core of an experienced management team and together finished assembling the company’s leaders by recruiting executives with significant experience in relevant areas. The team has considerable consumer brand experience from such companies as Avis, Budget Rent A Car System, The Coca-Cola Company, Dr Pepper/ Seven-Up, McDonald’s, PepsiCo, Seagram, Wendy’s and Yum! Brands.
      The team quickly put in place a strategic plan, called the Go Forward Plan. The plan has four guiding principles: Grow Profitably (a market plan); Fund the Future (a financial plan); Fire-up the Guest (a product plan); and Working Together (a people plan). We believe that a strong, simple, measurable, clearly communicated strategic plan gets results. All of our employees are measured by their contribution to the Go Forward Plan. In addition, all of our franchisees know exactly what we’re working on and can measure how well we’re doing; they, in turn, are able to contribute constant, constructive feedback. We benefit from having a group of employees and franchisees who have pulled together and worked hard during the last two years, as we focus on turning a great brand into a great business.
What We’ve Accomplished by Going Forward Together
      Guided by our Go Forward Plan and strong executive team leadership, our accomplishments include:

•	eight consecutive quarters of positive comparable sales growth in the United States as compared to negative comparable sales growth in the previous seven consecutive quarters, our best comparable sales growth in a decade;

•	increasing average restaurant sales in the United States by 11% over the past two fiscal years and continued growth in the first nine months of fiscal 2006;

•	improving the financial health of our franchise system in the United States and Canada as demonstrated by improved royalty collections and the significant reduction in the number of franchise restaurants in our Franchisee Financial Restructuring Program, or the FFRP program, which declined from over 2,540 in August 2003 to approximately 125 as of March 31, 2006, accomplished primarily through franchisee financial restructurings, as well as the closing of approximately 400 restaurants participating in the FFRP program and our acquisition of approximately 150 franchise restaurants;

•	launching an award-winning advertising and promotion program focused on our core customers;

•	implementing operational initiatives that enhanced restaurant-level economics in the United States;

•	implementing a new product development process aimed at improving our menu and generating a pipeline of new products;

•	designing a new, smaller restaurant model that reduced the current average non-real estate cost to build a new restaurant using that design by approximately 25%, making building new restaurants more attractive;

•	improving relationships with our franchisees in the United States. Together we have achieved all time high customer satisfaction scores, as well as record speed of service and cleanliness scores;

•	increasing our international restaurant base by 122 restaurants in 2005 and 122 in the first nine months of fiscal 2006 (net of closures); and

•	increasing net income from $5 million in fiscal 2004 to $47 million in fiscal 2005, with EBITDA increasing by 65%, from $136 million in fiscal 2004 to $225 million in fiscal 2005. Net income decreased from $45 million in the first nine months of fiscal 2005 to $37 million (including a $14 million pre-tax debt extinguishment charge and the $33 million pre-tax compensatory make-whole payment described below) in the first nine months of fiscal 2006 and EBITDA increased 22%, from $180 million to $219 million over the same nine-month period. See Note 5 to the Summary Consolidated Financial and Other Data for a definition of EBITDA, its calculation, and an explanation of its usefulness to management. As of March 31, 2006, we had total indebtedness of $1.35 billion.
Why We Are “The King”

•	Distinctive brand with global platform: We believe that our Burger King and Whopper brands are two of the most widely-recognized consumer brands in the world. In June 2005, Brandweek magazine ranked Burger King number 15 among the top 2,000 brands in the United States.

•	Attractive business model: Approximately 90% of our restaurants are franchised, which is a higher percentage than our major competitors in the fast food hamburger restaurant category. We believe that our franchise restaurants will generate a consistent, profitable royalty stream to us, with minimal associated capital expenditures or incremental expense by us. We also believe this will provide us with significant cash flow to reinvest in strengthening our brand and enhancing shareholder value. Although we believe that this restaurant ownership mix is beneficial to us, it also presents a number of drawbacks, such as our limited control over franchisees and limited ability to facilitate changes in restaurant ownership.

•	Established and scalable international business: We have one of the largest restaurant networks in the world, with more than 3,800 franchise and company-owned restaurants outside the United States. We believe that the demand for new international franchise restaurants is growing and our established infrastructure is capable of supporting substantial restaurant expansion internationally.

•	Experienced management team with significant ownership: We have a seasoned management team with significant experience in growing companies. Following this offering, our executive officers will own approximately 1.2% of our common stock, on a fully-diluted basis, which we believe aligns their interests with those of our other shareholders.
Our Way Going Forward

•	Drive sales growth and profitability of our U.S. business: We believe that we have a long way to go to achieve our comparable sales and average restaurant sales growth potential in our core U.S. business. We will continue to promote innovative marketing campaigns, launch new products to fill gaps in our menu, enhance the price/value proposition of our products, improve restaurant operations and extend hours of operations to meet our customers’ needs and drive sales growth. We also have reduced the capital costs to build a restaurant, which, together with the improved financial health of our franchise system in the United States, is leading to increased restaurant development in our U.S. business.

•	Expand our large international platform: We will continue to build upon our substantial international infrastructure, franchise network and restaurant base, focusing mainly on under-penetrated markets where we already have a presence. Internationally we are about one-fourth of the size of our largest competitor, which we believe demonstrates significant growth opportunities for us.

•	Continue to build relationships with franchisees: We succeed when our franchisees succeed, and we will continue building our relationships with our franchisees. In the past two years, we have implemented advisory committees for marketing, operations, finance and people, realigned our global convention and established quarterly officer and director franchisee visits. We will continue to dedicate resources toward the creation of a cohesive organization that is focused on supporting the Burger King brand globally.

•	Become a world-class global company: Since 2004, we have integrated our domestic and international operations into one global company. This realignment of our company allows us to operate as a global brand and to execute our global growth strategy while remaining responsive to national differences in consumer preferences and local requirements.
Recent Developments

Payment of a $367 million dividend, $33 million compensatory make-whole payment and a $30 million sponsor management termination fee
      On February 21, 2006, we paid a cash dividend of $367 million, or $3.42 per share, to holders of record of our common stock on February 9, 2006, primarily the private equity funds controlled by the sponsors which owned approximately 95% of the outstanding shares of our common stock at that date, and members of senior management. We refer to this cash dividend as the February 2006 dividend. Our board of directors decided to pay the February 2006 dividend based on our strong business performance, the deleveraging of our business and cash generation in excess of our business needs. In July 2005, we used excess cash on hand to pay down our indebtedness by $232 million. In August, we further paid down our indebtedness by $47 million. As a result, our debt coverage ratio improved significantly. The payment of the February 2006 dividend was financed, in large part, by the February 2006 financing described below and returned our level of indebtedness and debt coverage ratios back to approximately June 30, 2005 levels (our indebtedness at June 30, 2005 was $1.28 billion and our indebtedness at March 31, 2006 after financing the February 2006 dividend was $1.35 billion).
      At the same time, we paid $33 million, or $3.42 for each vested and unvested option and restricted stock unit award, to holders of our options and restricted stock unit awards on February 9, 2006, primarily members of senior management. We refer to this payment as the compensatory make-whole payment. This compensatory make-whole payment and $2 million in related taxes were recorded as compensation expense in the third quarter of fiscal 2006. Our board decided to pay the compensatory make-whole payment because it recognized that the payment of the February 2006 dividend and the February 2006 financing would decrease the value of the equity interests of holders of our options and restricted stock unit awards as these holders were not otherwise entitled to receive the dividend. Our board also recognized that the holders of our options and restricted stock unit awards had significantly contributed to the improvement in our business performance and equity value over the past two years. Accordingly, it decided to pay the same amount of the February 2006 dividend, on a per share basis, to the holders of our options and restricted stock unit awards to compensate them for this decline in the value of their equity interests.
      On February 3, 2006, we agreed to pay a one-time $30 million fee to terminate our management agreement with the sponsors effective upon completion of this offering, which we refer to as the sponsor management termination fee. The management agreement currently obligates us to pay approximately $9 million per year to the sponsors. The sponsor management termination fee resulted from negotiations with the sponsors to terminate the management agreement which obligated us to pay the quarterly management fee. Our board concluded that it was in the best interests of the company to terminate these arrangements with the sponsors and the resulting payments upon becoming a publicly-traded company because the directors believed that these affiliated-party payments should not continue after this offering. See “Certain Relationships and Related Transactions—Management Agreement.”
      On February 15, 2006, we amended our senior secured credit facility in order to declare and pay the February 2006 dividend and pay the compensatory make-whole payment and the sponsor management termination fee. At that time, we also borrowed an additional $350 million under our senior secured credit facility, all the proceeds of which were used to pay, along with $50 million of cash on hand, the February 2006 dividend and the compensatory make-whole payment. We refer to this financing as the February 2006 financing. We expect to use almost all of the net proceeds from this offering to repay the

$350 million borrowed in the February 2006 financing. See “Use of Proceeds,” “Description of Our Credit Facility,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Liquidity.”

February 2006 Employee Option Grant
      On February 14, 2006, we granted options to purchase 53 shares of our common stock to each of approximately 5,000 of our employees worldwide who were not previously eligible to receive option grants, such as restaurant managers and support staff. These options generally vest on February 14, 2011, so long as the employee remains employed by us, and expire on February 14, 2016.

Realignment of our European and Asian Businesses
      Our board has authorized the realignment of the regional management of our European and Asian businesses, including the granting of franchises and utilization of our intellectual property assets, in new European and Asian entities. This realignment of our regional management, legal structure and franchise/intellectual property assets is expected to have a positive impact on our future effective tax rate. As a result of this realignment, we expect to incur approximately $125 to $143 million in tax liability, which is expected to be partially offset by the utilization of approximately $25 million of net operating loss carryforwards and other foreign tax credits and be paid in the first quarter of fiscal 2007. We also expect to incur $10 million in other related costs during calendar 2006. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Liquidity and Capital Resources— Realignment of our European and Asian businesses” for additional discussion of this realignment.

Recent Management Changes
      On April 7, 2006, we announced that John Chidsey, our former president and chief financial officer, had been named chief executive officer. We also announced that Brian Swette, a current independent director, had been appointed non-executive chairman of our board of directors. In addition, we announced that Ben Wells, our former senior vice president and treasurer, had been promoted to chief financial officer and treasurer.
      Mr. Chidsey replaced Greg Brenneman, our former chairman and CEO, who is returning to his private equity firm, TurnWorks, Inc. Mr. Brenneman has agreed to continue to work with the Board of Directors as a consultant during the transition.
Ownership by Sponsors
      Our principal stockholders are the private equity funds controlled by the sponsors. As of May 15, 2006, these funds beneficially owned approximately 95% of our outstanding common stock. Following completion of this offering, these funds will beneficially own approximately 77.1% of our common stock, or 74.3% if the underwriters’ option to purchase additional shares is fully exercised.
Our Headquarters
      Our global headquarters are located at 5505 Blue Lagoon Drive, Miami, Florida 33126. Our telephone number is (305) 378-3000. Our website is accessible through www.burgerking.com or www.bk.com. Information on, or accessible through, this website is not a part of, and is not incorporated into, this prospectus.
      Burger King®, Whopper®, Whopper Jr.®, Have It Your Way®, Tendercrisp®, Burger King Bun Halves and Crescent Logo, Wake Up With The Kingtm, BK Joetm, BKtm Chicken Fries and BKtm Value Menu trademarks are protected under applicable intellectual property laws and are the property of Burger King Brands, Inc., an indirect wholly-owned subsidiary of Burger King Holdings, Inc. Other registered trademarks referred to in this prospectus are the property of their respective owners.

The Offering

Common stock offered by us	25,000,000 shares(1)

Common stock to be outstanding after this offering	132,980,600 shares(2)

Voting Rights	One vote per share.

Use of Proceeds	We will receive net proceeds from this offering of approximately $374 million, assuming an initial public offering price of $16.00 per share, the midpoint of the range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses. We expect to use almost all of the net proceeds to repay the $350 million borrowed under our senior secured credit facility in connection with the February 2006 financing and the February 2006 dividend with the balance used for general corporate purposes. As a result, almost all of the proceeds of this offering will not be invested in our business. A $1.00 change in the per share offering price would change net proceeds by approximately $24 million.

We will not receive any of the net proceeds from a sale of shares of common stock by the selling stockholders if the underwriters exercise their option to purchase additional shares of common stock from the selling stockholders.

Dividend Policy	We do not currently intend to pay cash dividends on shares of our common stock.

New York Stock Exchange Symbol	BKC

Risk Factors	See “Risk Factors” and the other information included in this prospectus for a discussion of the factors you should consider carefully before deciding to invest in shares of our common stock.

(1)	Excludes 3,750,000 shares that may be sold by the selling stockholders upon exercise of the underwriters’ option to purchase additional shares.

(2)	Excludes (i) 9,629,964 shares of our common stock issuable upon the exercise of options or the settlement of restricted stock unit awards outstanding as of March 31, 2006, of which options to purchase 1,834,750 shares were exercisable as of March 31, 2006, (ii) 2,588,985 additional shares of our common stock issuable under the Burger King Holdings, Inc. Equity Incentive Plan and (iii) 7,113,442 additional shares of our common stock issuable under the Burger King Holdings, Inc. 2006 Omnibus Incentive Plan. While we have not issued any options to employees or directors since March 31, 2006, we intend to grant approximately 447,886 options, restricted shares or restricted stock units at a price equal to the initial offering price to several employees at the effective time of this offering.

     Unless we specifically state otherwise, the information in this prospectus does not take into account the sale of up to 3,750,000 shares of common stock which the underwriters have the option to purchase from the selling stockholders.

Summary Consolidated Financial And Other Data
      The following summary consolidated financial and other data should be read in conjunction with, and are qualified by reference to, the disclosures set forth under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as well as in the consolidated financial statements and their notes.
      All references to our “predecessor” refer to BKC and its subsidiaries for all periods prior to our December 13, 2002 acquisition of BKC, which operated under a different ownership and capital structure. The acquisition was accounted for under the purchase method of accounting and resulted in purchase accounting allocations that affect the comparability of results of operations between periods before and after the acquisition. In addition, the combined financial data for the combined fiscal year ended June 30, 2003 have been derived from the audited consolidated financial statements and notes thereto of our predecessor and us, but have not been audited on a combined basis and, as a result, do not comply with generally accepted accounting principles and are not intended to represent what our operating results would have been if the acquisition of BKC had occurred at the beginning of the period.

				Burger King
	Predecessor			Holdings, Inc.		Burger King Holdings, Inc.

	For the		For the	For the	Combined	For the		For the
	Fiscal Year		Period from	Period from	Twelve	Fiscal Year		Nine Months
	Ended		July 1,	December 13,	Months	Ended		Ended
	June 30,		2002 to	2002 to	Ended	June 30,		March 31,
			December 12,	June 30,	June 30,
	2001	2002	2002	2003	2003	2004	2005	2005	2006

	(In millions, except per share data)
Income Statement Data:
Total revenues	$1,541	$1,646	$751	$906	$1,657	$1,754	$1,940	$1,437	$1,515
Total company restaurant expenses	894	987	465	557	1,022	1,087	1,195	886	961
Selling, general and administrative expenses(1)	400	429	225	253	478	482	496	363	361
Property expenses	59	58	27	28	55	58	64	43	42
Impairment of goodwill(2)	43	5	875	—	875	—	—	—	—
Other operating expenses (income), net(2)	114	45	39	(7)	32	54	34	18	(5)

Total operating costs and expenses	$1,510	$1,524	$1,631	$831	$2,462	$1,681	$1,789	$1,310	$1,359
Income (loss) from operations	31	122	(880)	75	(805)	73	151	127	156
Interest expense, net	48	105	46	35	81	64	73	53	53
Loss on early extinguishment of debt	—	—	—	—	—	—	—	—	14
(Loss) income before income taxes	$(17)	$17	$(926)	$40	$(886)	$9	$78	$74	$89
Income tax expense (benefit)	21	54	(34)	16	(18)	4	31	29	52

Net (loss) income	$(38)	$(37)	$(892)	$24	$(868)	$5	$47	$45	$37

				Burger King
	Predecessor			Holdings, Inc.		Burger King Holdings, Inc.

	For the		For the	For the	Combined	For the		For the
	Fiscal Year		Period from	Period from	Twelve	Fiscal Year		Nine Months
	Ended		July 1,	December 13,	Months	Ended		Ended
	June 30,		2002 to	2002 to	Ended	June 30,		March 31,
			December 12,	June 30,	June 30,
	2001	2002	2002	2003	2003	2004	2005	2005	2006

	(In millions, except per share data)
Per common share:
Net income basic	*	*	*	$0.23	*	$0.05	$0.44	$0.42	$0.35
Net income diluted	*	*	*	0.23	*	0.05	0.44	0.42	0.33
Pro forma net income, basic(3)	*	*	*	*	*	*	0.37	*	0.29
Pro forma net income, diluted(3)	*	*	*	*	*	*	0.37	*	0.28
Adjusted pro forma net income, basic(4)	*	*	*	0.22	*	0.11	0.45	0.41	0.35
Adjusted pro forma net income, diluted(4)	*	*	*	$0.22	*	$0.11	$0.44	$0.41	$0.34
Weighted average shares outstanding, basic	*	*	*	105	*	106	106	106	107
Weighted average shares outstanding, diluted	*	*	*	105	*	106	107	107	111

*	Not meaningful

				Burger King
	Predecessor			Holdings, Inc.		Burger King Holdings, Inc.

	For the		For the	For the	Combined	For the		For the
	Fiscal Year		Period from	Period from	Twelve	Fiscal Year		Nine Months
	Ended		July 1,	December 13,	Months	Ended		Ended
	June 30,		2002 to	2002 to	Ended	June 30,		March 31,
			December 12,	June 30,	June 30,
	2001	2002	2002	2003	2003	2004	2005	2005	2006

	(In millions, except per share data)
Other Financial Data:
Cash provided by operating activities	$324	$212	$1	$81	$82	$199	$218	$151	$21
Cash provided by (used for) investing activities	(271)	(349)	(102)	(485)	(587)	(184)	(5)	(243)	(42)
Cash provided by (used for) financing activities	(52)	155	112	607	719	3	(2)	(1)	(214)
Capital expenditures	199	325	95	47	142	81	93	51	48
EBITDA(2)(5)	$182	$283	$(837)	$118	$(719)	$136	$225	$180	$219

	As of March 31, 2006

			Pro Forma
	Actual	Pro Forma(6)	as Adjusted(7)

	(In millions)
Balance Sheet Data:
Cash and cash equivalents	$197	$42	$66
Total assets	2,466	2,331	2,355
Total debt and capital lease obligations	1,412	1,412	1,062
Total liabilities	2,303	2,186	1,836
Total stockholders’ equity	$163	$145	$519

		Burger King Holdings, Inc.

	Combined	For the		For the
	Twelve Months	Fiscal Year Ended		Nine Months Ended
	Ended	June 30,		March 31,
	June 30,
	2003	2004	2005	2005	2006

	(In constant currencies)
Other System-Wide Operating Data:
Comparable sales growth(8)(9)	(5.9)%	1.0%	5.6%	7.0%	2.0%
Average restaurant sales (in thousands)(8)	$972	$994	$1,066	$791	$814
System-wide sales growth(8)	(4.7)%	1.2%	6.1%	7.9%	1.9%
Company restaurants:
United States and Canada	735	759	844	818	877
EMEA/ APAC(10)	280	277	283	276	286
Latin America(11)	46	51	60	54	64

Total company restaurants	1,061	1,087	1,187	1,148	1,227
Franchise restaurants:
United States and Canada	7,529	7,217	6,876	6,999	6,712
EMEA/ APAC(10)	2,179	2,308	2,373	2,326	2,449
Latin America(11)	566	615	668	649	721

Total franchise restaurants	10,274	10,140	9,917	9,974	9,882

Total restaurants	11,335	11,227	11,104	11,122	11,109

Segment Data:
Operating income (in millions):
United States and Canada	$(551)	$115	$255	$193	$219
EMEA/ APAC(10)	(143)	95	36	36	51
Latin America(11)	22	26	25	19	22
Unallocated(12)	(133)	(163)	(165)	(121)	(136)

Total operating income	$(805)	$73	$151	$127	$156

Company Restaurant Revenues (in millions):
United States and Canada	$768	$802	$923	$678	$761
EMEA/ APAC(10)	363	429	435	329	319
Latin America(11)	43	45	49	36	42

Total company restaurant revenues	$1,174	$1,276	$1,407	$1,043	$1,122

Company Restaurant Margin:
United States and Canada	12.1%	11.3%	14.2%	13.9%	13.6%
EMEA/ APAC(10)	12.4%	18.9%	15.2%	15.7%	14.1%
Latin America(11)	32.6%	37.8%	30.6%	30.5%	28.6%
Total company restaurant margin	12.9%	14.8%	15.1%	15.0%	14.3%
Franchise Revenues (in millions):
United States and Canada	$261	$234	$269	$201	$197
EMEA/ APAC(10)	84	102	114	84	87
Latin America(11)	23	25	30	21	25

Total franchise revenues	$368	$361	$413	$306	$309

Franchise sales (in millions)(13)	$9,812	$10,055	$10,817	$8,027	$8,106

(1)	Selling, general and administrative expenses included $73 million and $72 million of intangible asset amortization in the fiscal years ended June 30, 2001 and 2002, respectively. Selling, general and administrative expenses also included $14 million and $7 million of fees paid to Diageo plc in the fiscal years ended June 30, 2001 and 2002, respectively.

(2)	In connection with our acquisition of BKC, our predecessor recorded $35 million of intangible asset impairment charges within other operating expenses (income), net and goodwill impairment charges of $875 million during the period from July 1, 2002 to December 12, 2002.

(3)	Pro forma net income, basic and diluted, per share for the year ended June 30, 2005 and nine months ended March 31, 2006 has been computed to give effect to the number of shares to be sold in this offering that would have been necessary to pay the portion of the February 2006 dividend of $367 million in excess of current period earnings.

(4)	Amounts in calculation as compared to basic and diluted earnings per share adjusted as follows: (a) net income adjusted for reduction in interest expense at the weighted average interest rate during the period multiplied by $350 million of the net proceeds from this offering used to repay debt, and (b) weighted average shares during the period increased by the 25,000,000 shares issued in this offering.

(5)	EBITDA is defined as net income before interest, taxes, depreciation and amortization, and is used by management to measure operating performance of the business. Management believes that EBITDA incorporates certain operating drivers of our business such as sales growth, operating costs, general and administrative expenses and other income and expense. Capital expenditures, which impact depreciation and amortization, interest expense, and income tax expense, are reviewed and monitored separately by management. EBITDA is also one of the measures used by us to calculate incentive compensation for management and corporate-level employees. Further, management believes that EBITDA is a useful measure as it improves comparability of predecessor and successor results of operations, as purchase accounting renders depreciation and amortization non-comparable between predecessor and successor periods. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Factors Affecting Comparability of Results— Purchase Accounting”.

While EBITDA is not a recognized measure under generally accepted accounting principles, we believe EBITDA is useful to investors because it is frequently used by security analysts, investors and other interested parties to evaluate companies in our industry and us. EBITDA is not intended to be a measure of liquidity or cash flows from operations nor a measure comparable to net income as it does not consider certain requirements such as capital expenditures and related depreciation, principal and interest payments and tax payments.

The following table is a reconciliation of our net income to EBITDA:

				Burger King
	Predecessor			Holdings, Inc.		Burger King Holdings, Inc.

	For the		For the	For the	Combined	For the		For the
	Fiscal Year		Period from	Period from	Twelve	Fiscal Year		Nine Months
	Ended		July 1,	December 13,	Months	Ended		Ended
	June 30,		2002 to	2002 to	Ended	June 30,		March 31,
			December 12,	June 30,	June 30,
	2001	2002	2002	2003	2003	2004	2005	2005	2006

	(In millions)
Net (loss) income	$(38)	$(37)	$(892)	$24	$(868)	$5	$47	$45	$37
Interest expense, net(14)	48	105	46	35	81	64	73	53	67
Income tax expense (benefit)	21	54	(34)	16	(18)	4	31	29	52

Income (loss) from operations	$31	$122	$(880)	$75	$(805)	$73	$151	$127	$156
Depreciation, and amortization	151	161	43	43	86	63	74	53	63

EBITDA	$182	$283	$(837)	$118	$(719)	$136	$225	$180	$219

This presentation of EBITDA may not be directly comparable to similarly titled measures of other companies, since not all companies use identical calculations.

(6)	Pro forma amounts give effect to (a) the sponsor management termination fee of $30 million resulting in an after-tax adjustment of $18 million to stockholders’ equity and (b) an assumed payment of $125 million in taxes associated with the realignment of our European and Asian businesses. See “Prospectus Summary— Recent Developments” and “Management Discussion and Analysis of Financial Condition and Results of Operations — Liquidity.”

(7)	Pro forma as adjusted amounts give effect to (a) the sponsor management termination fee, (b) an assumed payment of $125 million in taxes associated with the realignment of our European and Asian businesses and (c) the issuance and sale of 25,000,000 shares of common stock by us in this offering at an assumed initial public offering price of $16.00 per share, the midpoint of the range set forth on the cover page of this prospectus, and the application of the net proceeds of this offering, after deducting estimated underwriting discounts and commissions and offering expenses payable by us, as set forth under “Use of Proceeds.” See “Use of Proceeds” and “Capitalization.”

(8)	These are our key business measures, which are analyzed on a constant currency basis, which means they are calculated using the same exchange rate over the periods under comparison, to remove the effects of currency fluctuations from these trend analyses. We believe these constant currency measures provide a more meaningful analysis of our business by identifying the underlying business trend, without distortion from the effect of foreign currency movements. System-wide sales growth includes sales at company restaurants and franchise restaurants. We do not record franchise restaurant sales as revenues. However, our royalty revenues are calculated based on a percentage of franchise restaurant sales. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Key Business Measures.”

(9)	Comparable sales growth refers to the change in restaurant sales in one period from a comparable period for restaurants that have been open for thirteen months or longer. Comparable sales growth includes sales at company restaurants and franchise restaurants. We do not record franchise restaurant sales as revenues. However, our royalty revenues are calculated based on a percentage of franchise restaurant sales.

(10)	Refers to our operations in Europe, the Middle East, Africa, Asia, Australia and Guam.

(11)	Refers to our operations in Mexico, Central and South America, the Caribbean and Puerto Rico.

(12)	Unallocated includes corporate support costs in areas such as facilities, finance, human resources, information technology, legal, marketing and supply chain management.

(13)	Franchise sales represent sales at franchise restaurants and revenue to our franchisees. We do not record franchise restaurant sales as revenues. However, our royalty revenues are calculated based on a percentage of franchise restaurant sales.

(14)	Includes $14 million recorded as a loss on early extinguishment of debt in connection with our July 2005 refinancing and February 2006 financing.

RISK FACTORS
      You should carefully consider the following risks and all of the other information set forth in this prospectus before deciding to invest in shares of our common stock. The following risks comprise all the material risks of which we are aware; however, these risks and uncertainties may not be the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also adversely affect our business or financial performance. If any of the events or developments described below actually occurred, our business, financial condition or results of operations would likely suffer. In that case, the trading price of our common stock would likely decline, and you would lose all or part of your investment in our common stock.
Risks Related to Our Business
Our recent improvements in comparable sales, average restaurant sales and system-wide sales may not be indicative of future operating results.
      Although our comparable sales, average restaurant sales and system-wide sales have improved significantly, these positive results may not continue. Our results of operations may fluctuate significantly because of a number of factors, including the risk factors discussed in this section. Moreover, we may not be able to successfully implement the business strategy described in this prospectus and implementing our business strategy may not sustain or improve our results of operations or increase our market share. As a result of the factors discussed in this section, operating results for any one quarter are not necessarily indicative of results to be expected for any other quarter or for any year and system-wide sales, comparable sales, and average restaurant sales for any future period may decrease. In the future, our operating results may fall below investor expectations. In that event, the price of our common stock would likely decrease.
Our success depends on our ability to compete with our major competitors.
      The restaurant industry is intensely competitive and we compete in the United States and internationally with many well-established food service companies on the basis of price, service, location and food quality. Our competitors include a large and diverse group of restaurant chains and individual restaurants that range from independent local operators to well-capitalized national and international restaurant companies. McDonald’s Corporation, or McDonald’s, and Wendy’s International, Inc., or Wendy’s, are our principal competitors. As our competitors expand their operations, including through acquisitions or otherwise, we expect competition to intensify. Some of our competitors have substantially greater financial and other resources than we do, which may allow them to react to changes in pricing, marketing and the quick service restaurant segment in general better than we can. We also compete against regional hamburger restaurant chains, such as Carl’s Jr., Jack in the Box and Sonic.
      To a lesser degree, we compete against national food service businesses offering alternative menus, such as Subway and Yum! Brands, Inc.’s Taco Bell, Pizza Hut and Kentucky Fried Chicken, casual restaurant chains, such as Applebee’s, Chili’s, Ruby Tuesday’s and “fast casual” restaurant chains, such as Panera Bread, as well as convenience stores and grocery stores that offer menu items comparable to that of Burger King restaurants. During the past year, the fast food hamburger restaurant, or FFHR, category has experienced flat or declining traffic which we believe is due in part to competition from these competitors. In one of our major European markets, the United Kingdom, much of the growth in the quick service restaurant segment is expected to come from bakeries and new entrants that are diversifying into healthier options to respond to nutritional concerns. We believe that the large hamburger chains in the United Kingdom have experienced declining sales as they face increased competition from not only the bakeries, but also from pubs that are repositioning themselves as family venues and offering inexpensive food.
      Finally, the restaurant industry has few non-economic barriers to entry, and therefore new competitors may emerge at any time. To the extent that one of our existing or future competitors offers items that are better priced or more appealing to consumer tastes or a competitor increases the number of restaurants it operates in one of our key markets or offers financial incentives to personnel, franchisees or prospective sellers of real estate in excess of what we offer, it could have a material adverse effect on our financial condition and results of operations. We also compete with other restaurant chains and other retail businesses for quality site locations and hourly employees.
Our operating results are closely tied to the success of our franchisees. Over the last several years, many franchisees in the United States, Canada and the United Kingdom have experienced severe financial distress, and our franchisees may experience financial distress in the future.
      We receive revenues in the form of royalties and fees from our franchisees. As a result, our operating results substantially depend upon our franchisees’ restaurant profitability, sales volumes and financial viability. In December 2002, over one-third of our franchisees in the United States and Canada were facing financial distress primarily due to over-leverage. Many of these franchisees became over-leveraged because they took advantage of the lending environment in the late 1990s to incur additional indebtedness without having to offer significant collateral. Others became over-leveraged because they financed the acquisition of restaurants from other franchisees at premium prices on the assumption that sales would continue to grow. When sales began to decline, many of these franchisees were unable to service their indebtedness. Our largest franchisee, with over 300 restaurants, declared bankruptcy in December 2002 and a number of our other large franchisees defaulted on their indebtedness. This distress affected our results of operations as the franchisees did not pay, or delayed or reduced payments of royalties, national advertising fund contributions and rents for properties we leased to them.
      In response to this situation, we established the Franchisee Financial Restructuring Program, or FFRP program, in February 2003 to address our franchisees’ financial problems in the United States and Canada. At the FFRP program’s peak in August 2003, over 2,540 restaurants were in the FFRP program. From December 2002 through June 30, 2005, we wrote off approximately $106 million in the United States in uncollectible accounts receivable (principally royalties, advertising fund contributions and rents). We have introduced a similar program on a smaller scale in the United Kingdom to respond to negative trends in that market. For more information on the FFRP program and its financial impact on us, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Factors Affecting Comparability of Results— Historical Franchisee Financial Distress.”
      Our franchisees are independent operators, and their decision to incur indebtedness is generally outside of our control and could result in financial distress in the future due to over-leverage. In connection with sales of company restaurants to franchisees, we have guaranteed certain lease payments of franchisees arising from leases assigned to the franchisees as part of the sale, by remaining secondarily liable for base and contingent rents under the assigned leases of varying terms. The aggregate contingent obligation arising from these assigned lease guarantees was $119 million at March 31, 2006, expiring over an average period of 10 years. In addition, franchisees that have completed the FFRP program in the United States, Canada or the United Kingdom, and franchisees that have not experienced financial distress in the past may experience financial distress in the future. The resolution of future franchisee financial difficulties, if possible, could be difficult and would likely result in additional costs to us, including potentially under our lease guarantees, and might result in a decrease in our revenues and earnings. In addition, lenders to our franchisees were affected by the financial distress and there can be no assurance that current or prospective franchisees can obtain necessary financing in light of the history of financial distress.
Approximately 90% of our restaurants are franchised and this restaurant ownership mix presents a number of disadvantages and risks.
      Approximately 90% of our restaurants are franchised and we do not expect the percentage of franchise restaurants to change significantly as we implement our growth strategy. Although we believe that this restaurant ownership mix is beneficial to us because the capital required to grow and maintain our system is funded primarily by franchisees, it also presents a number of drawbacks, such as our limited control over franchisees and limited ability to facilitate changes in restaurant ownership.

      Franchisees are independent operators and have a significant amount of flexibility in running their operations, including the ability to set prices of our products in their restaurants. Their employees are not our employees. Although we can exercise control over our franchisees and their restaurant operations to a limited extent through our ability under the franchise agreements to mandate signage, equipment and standardized operating procedures and approve suppliers, distributors and products, the quality of franchise restaurant operations may be diminished by any number of factors beyond our control. Consequently, franchisees may not successfully operate restaurants in a manner consistent with our standards and requirements, or may not hire and train qualified managers and other restaurant personnel. In addition, we set minimum restaurant opening hours, but we have no right to mandate longer hours. While we ultimately can take action to terminate franchisees that do not comply with the standards contained in our franchise agreements, we may not be able to identify problems and take action quickly enough and, as a result, our image and reputation may suffer, and our franchise and property revenues could decline.
      Our principal competitors may have greater control over their respective restaurant systems than we do. McDonald’s exercises control through its significantly higher percentage of company restaurants and ownership of franchisee real estate. Wendy’s also has a higher percentage of company restaurants than we do. As a result of the greater number of company restaurants, McDonald’s and Wendy’s may have a greater ability to implement operational initiatives and business strategies, including their marketing and advertising programs.
Our business plan includes price discounting which may lead to declines in our margins and operating profits.
      In order to respond to competitive pressures and to improve customer traffic in our restaurants, we have regionally tested a new BK Value Menu over an 18 month period at approximately 1,000 restaurants. We launched this BK Value Menu nationally in the United States in February 2006 and it includes a number of nationally mandated products, such as the Whopper Jr. sandwich, small fries and small sodas priced at no more than $1 and local options to sell other products at varying maximum prices. While the BK Value Menu has been extensively tested and has the support of our franchisees, it may not ultimately succeed due to the potential reaction of our major competitors, including the introduction of similar discounting, flaws in our testing methodologies or other factors. In addition, the BK Value Menu may not prove successful in every market in the United States due to existing franchisee pricing patterns and business conditions in those markets.
      We have frequently in the past responded to competitive pressures by discounting our products and while this discounting has increased the number of customers that frequent our restaurants in the short term, it often has significantly eroded margins and profitability. For example, in fiscal 2003, we introduced without prior regional testing a different value menu that offered a variety of new products at $0.99. Our customers responded by purchasing these less expensive items instead of higher margin products like our flagship product, the Whopper sandwich. At the same time, McDonald’s introduced a competing $1 menu, and we responded by discounting the Whopper sandwich and other menu items not part of the initial value menu, which further eroded our margins and profitability. We believe that our new BK Value Menu differs substantially from the one introduced in fiscal 2003. The margins on the products on the new BK Value Menu are higher than the margins on the products on the old value menu. In addition, unlike in fiscal 2003, we currently offer a variety of premium products which we have continued to advertise as we launch the BK Value Menu. However, there can be no assurance that launching the BK Value Menu on a national basis will be successful and will not ultimately lead to declines in our margins and operating profits due to the actions of our competitors or for other reasons.

If we fail to successfully implement our international growth strategy, our ability to increase our revenues and operating profits could be adversely affected and our overall business could be adversely affected.
      A significant component of our growth strategy involves opening new international restaurants in both existing and new markets. We and our franchisees face many challenges in opening new international restaurants, including, among others:

•	the selection and availability of suitable restaurant locations;

•	the negotiation of acceptable lease terms;

•	the ability of franchisees to obtain acceptable financing terms;

•	securing required foreign governmental permits and approvals;

•	securing acceptable suppliers; and

•	employing and training qualified personnel.
      We are planning to expand our international operations in markets where we currently operate and in selected new markets. Operations in foreign markets may be affected by consumer preferences and local market conditions. For example, we have experienced declining sales and operating profits in certain foreign markets, such as the United Kingdom, due in part to franchisee financial distress and concerns about obesity as well as high operating expenses. We may not be successful in developing effective initiatives to reverse these trends. Therefore, to the extent that we open new company restaurants in existing foreign markets, we may not experience the operating margins we expect, and our expected growth in our results of operations may be negatively impacted.
      We expect that most of our international growth will be accomplished through the opening of additional franchise restaurants. However, our franchisees may be unwilling or unable to increase their investment in our system by opening new restaurants, particularly if their existing restaurants are not generating positive financial results. Moreover, opening new franchise restaurants depends, in part, upon the availability of prospective franchisees who meet our criteria, including extensive knowledge of the local market. In the past, we have approved franchisees that were unsuccessful in implementing their expansion plans, particularly in new markets. There can be no assurance that we will be able to find franchisees who meet our criteria, or if we find such franchisees, that they will successfully implement their expansion plans.
Our operating results depend on the effectiveness of our marketing and advertising programs and franchisee support of these programs.
      Our revenues are heavily influenced by brand marketing and advertising. Our marketing and advertising programs may not be successful, which may lead us to fail to attract new customers and retain existing customers. If our marketing and advertising programs are unsuccessful, our results of operations could be materially adversely affected. Moreover, because franchisees and company restaurants contribute to our marketing fund based on a percentage of their gross sales, our marketing fund expenditures are dependent upon sales volumes at system-wide restaurants. If system sales decline, there will be a reduced amount available for our marketing and advertising programs.
      The support of our franchisees is critical for the success of our marketing programs and any new strategic initiatives we seek to undertake. In the United States, we poll our franchisees before introducing any nationally-or locally-advertised price or discount promotion to gauge the level of support for the campaign. While we can mandate certain strategic initiatives through enforcement of our franchise agreements, we need the active support of our franchisees if the implementation of these initiatives is to be successful. At the time of the December 2002 acquisition, our relationships with franchisees were strained. Although we believe that our current relationships with our franchisees are generally good, there can be no assurance that our franchisees will continue to support our marketing programs and strategic initiatives. The failure of our franchisees to support our marketing programs and strategic initiatives would adversely affect our ability to implement our business strategy and could materially harm our business, results of operations and financial condition.
We recently promoted members of our existing senior management team as a result of the departure of our Chairman and Chief Executive Officer; failure to manage a smooth transition of those senior management into their new positions, the loss of key management personnel or our inability to attract and retain new qualified personnel could hurt our business and inhibit our ability to operate and grow successfully.
      On April 7, 2006, we announced the promotion of John Chidsey, who had been our President and Chief Financial Officer, to Chief Executive Officer as a result of the departure of Greg Brenneman, who had been our Chairman and Chief Executive Officer since August 2004. On the same date, we announced the promotion of Ben Wells, who had been our Senior Vice President and Treasurer, to Chief Financial Officer and Treasurer. Changes in senior management, even changes involving the promotion of existing senior management, involve inherent disruptions. If we fail to manage a smooth transition of Messrs. Chidsey and Wells into their new positions, our ability to operate and grow successfully and our business generally could be harmed.
      In addition, the success of our business to date has been, and our continuing success will be, dependent to a large degree on the continued services of our executive officers, including Messrs. Chidsey and Wells; Chief Marketing Officer, Russell Klein; Chief Operations Officer, Jim Hyatt; and other key personnel who have extensive experience in the franchising and food industries. If we lose the services of any of these key personnel and fail to manage a smooth transition to new personnel, our business would suffer.
Incidents of food-borne illnesses or food tampering could materially damage our reputation and reduce our restaurant sales.
      Our business is susceptible to the risk of food-borne illnesses (such as e-coli, bovine spongiform encephalopathy or “mad cow’s disease”, hepatitis A, trichinosis or salmonella). We cannot guarantee that our internal controls and training will be fully effective in preventing all food-borne illnesses. Furthermore, our reliance on third-party food suppliers and distributors increases the risk that food-borne illness incidents could be caused by third-party food suppliers and distributors outside of our control and/or multiple locations being affected rather than a single restaurant. New illnesses resistant to any precautions may develop in the future, or diseases with long incubation periods could arise, such as bovine spongiform encephalopathy, that could give rise to claims or allegations on a retroactive basis. Reports in the media of one or more instances of food-borne illness in one of our restaurants or in one of our competitor’s restaurants could negatively affect our restaurant sales, force the closure of some of our restaurants and conceivably have a national or international impact if highly publicized. This risk exists even if it were later determined that the illness had been wrongly attributed to the restaurant. Furthermore, other illnesses, such as foot and mouth disease or avian influenza, could adversely affect the supply of some of our food products and significantly increase our costs.
      In addition, our industry has long been subject to the threat of food tampering by suppliers, employees or customers, such as the addition of foreign objects in the food that we sell. Reports, whether or not true, of injuries caused by food tampering have in the past severely injured the reputations of restaurant chains in the quick service restaurant segment and could affect us in the future as well. Instances of food tampering, even those occurring solely at restaurants of our competitors could, by resulting in negative publicity about the restaurant industry, adversely affect our sales on a local, regional, national or system-wide basis. A decrease in customer traffic as a result of these health concerns or negative publicity could materially harm our business, results of operations and financial condition.

Our business is affected by changes in consumer preferences and consumer discretionary spending.
      The restaurant industry is affected by consumer preferences and perceptions. If prevailing health or dietary preferences and perceptions cause consumers to avoid our products in favor of alternative or healthier foods, our business could suffer.
      Our success depends to a significant extent on discretionary consumer spending, which is influenced by general economic conditions and the availability of discretionary income. Changes in economic conditions affecting our customers could reduce traffic in some or all of our restaurants or limit our ability to raise prices, either of which could have a material adverse effect on our financial condition and results of operations. Accordingly, we may experience declines in sales during economic downturns or periods of prolonged elevated energy prices or due to possible terrorist attacks. Any material decline in the amount of discretionary spending either in the United States or, as we continue to expand internationally, in other countries in which we operate, could have a material adverse effect on our business, results of operations and financial condition.
A substantial number of franchise agreements will expire in the next five years and there can be no assurance that the franchisees can or will renew their franchise agreements with us.
      Our franchise agreements typically have a 20-year term, and franchise agreements covering approximately 2,000 restaurants, or approximately 20% of the total number of franchise restaurants, will expire in the next five years. These franchisees may not be willing or able to renew their franchise agreements with us. For example, franchisees may decide not to renew due to low sales volumes or may be unable to renew due to the failure to secure lease renewals. In order for a franchisee to renew its franchise agreement with us, it typically must pay a $50,000 franchise fee, remodel its restaurant to conform to our current standards and, in many cases, renew its property lease with its landlord. The average cost to remodel a stand-alone restaurant in the United States is approximately $230,000 and franchisees generally require additional capital to undertake the required remodeling and pay the franchise fee, which may not be available to the franchisee on acceptable terms or at all.
      Over the past two fiscal years and during the nine-month period ended March 31, 2006, we have experienced lower levels of franchisees in the United States renewing their franchise agreements for a standard additional 20-year term than we have historically experienced. In many cases, however, we agreed to extend the existing franchise agreements to avoid the closing of restaurants by giving franchisees additional time to comply with our renewal requirements. In addition, during fiscal 2000 and 2001, we offered an incentive program to franchisees in the United States in which franchisees could renew their franchise agreements prior to expiration and pay reduced royalties for a limited period. Approximately 1,100 restaurants participated in this incentive program. Many of these participants had franchise agreements that would have otherwise expired over the next several years. We believe that this program had a significant impact on our renewal rates in fiscal 2004 and 2005 because franchisees that would otherwise have renewed during those fiscal years had already signed new franchise agreements for a standard additional 20-year term.
      During fiscal 2004 and 2005, a total of 333 and 435 franchise agreements, respectively, expired in the United States, including, for each year, an estimated 150 that had expired during previous years but were extended. We expect that approximately 450 franchise agreements will expire in fiscal 2006, including approximately 160 franchise agreements that had expired during previous years but were extended. Of the 333 agreements that expired in fiscal 2004, 53, or 16%, were renewed and 103, or 31%, were extended for periods that ranged from nine months to two years. Of the 435 agreements that expired in fiscal 2005, 168, or 39%, were renewed and 130, or 30%, were extended for periods that also ranged from nine months to two years. Of the approximately 300 agreements that have been processed during the nine-month period ended March 31, 2006, 134, or 45%, were renewed and 88, or 29%, were extended for similar periods. Additionally, 87, 89 and 71 restaurants with expiring franchise agreements closed during fiscal 2004, 2005 and the nine-month period ended March 31, 2006, respectively, or 26%, 20% and 24% of the total number of expiring franchise agreements for such periods, respectively. The balance of the restaurants with expiring franchise agreements had no agreement in place by the end of the relevant fiscal period, in many cases because franchisees had not completed the renewal documentation, but continued to operate and pay royalty and advertising fund contributions in compliance with the terms of their expired franchise agreements.
      We have instituted a program in the United States to allow franchisees to pay the $50,000 franchise fee in installments and delay the required restaurant remodel for up to two years, while providing an incentive to accelerate the completion of the remodel by offering reduced royalties for a limited period. If a substantial number of our franchisees cannot or decide not to renew their franchise agreements with us, then our business, results of operations and financial condition would suffer.
Increases in the cost of food, paper products and energy could harm our profitability and operating results.
      The cost of the food and paper products we use depends on a variety of factors, many of which are beyond our control. Food and paper products typically represent approximately 31% of our company restaurant revenues. Fluctuations in weather, supply and demand and economic conditions could adversely affect the cost, availability and quality of some of our critical products, including beef. Our inability to obtain requisite quantities of high-quality ingredients would adversely affect our ability to provide the menu items that are central to our business, and the highly competitive nature of our industry may limit our ability to pass through increased costs to our customers.
      We purchase large quantities of beef and our beef costs in the United States represent approximately 19% of our food costs. The market for beef is particularly volatile and is subject to significant price fluctuations due to seasonal shifts, climate conditions, industry demand and other factors. For example, recent demand in beef constrained supply and required us to pay significantly higher prices for the beef we purchased. If the price of beef or other food products that we use in our restaurants increase in the future and we choose not to pass, or cannot pass, these increases on to our customers, our operating margins would decrease.
      The recent increase in energy costs in the United States has also adversely affected our business. Energy costs in the United States, principally electricity for lighting restaurants and natural gas for our broilers, have increased 8% to $30 million in fiscal 2005 and typically represent approximately 4% of our cost of sales. We have generally not been able to pass these increased costs on to our customers and continued high energy costs could adversely affect our and our franchisees’ business, results of operation and financial condition.
We rely on distributors of food, beverages and other products that are necessary for our and our franchisees’ operations. If these distributors fail to provide the necessary products in a timely fashion, our business would face supply shortages and our results of operations might be adversely affected.
      We and our franchisees are dependent on frequent deliveries of perishable food products that meet our specifications. Five distributors service approximately 84% of our U.S. system and the loss of any one of these distributors would likely adversely affect our business. Moreover, our distributors operate in a competitive and low-margin business environment and, as a result, they often extend favorable credit terms to our franchisees. If certain of our franchisees experience financial distress and do not pay distributors for products bought from them, those distributors’ operations would likely be adversely affected which could jeopardize their ability to continue to supply us and our other franchisees with needed products. Finally, unanticipated demand, problems in production or distribution, disease or food-borne illnesses, inclement weather, further terrorist attacks or other conditions could result in shortages or interruptions in the supply of perishable food products. A disruption in our supply and distribution network as a result of the financial distress of our franchisees or otherwise could result in increased costs to source needed products and could have a severe impact on our and our franchisees’ ability to continue to offer menu items to our customers. Such a disruption could adversely affect our and our franchisees’ business, results of operation and financial condition.

Labor shortages or increases in labor costs could slow our growth or harm our business.
      Our success depends in part upon our ability to continue to attract, motivate and retain regional operational and restaurant general managers with the qualifications to succeed in our industry and the motivation to apply our core service philosophy. If we are unable to continue to recruit and retain sufficiently qualified managers or to motivate our employees to achieve sustained high service levels, our business and our growth could be adversely affected. Competition for these employees could require us to pay higher wages which could result in higher labor costs. In addition, increases in the minimum wage or labor regulations could increase our labor costs. For example, the European markets have seen increased minimum wages due to a higher level of regulation. We may be unable to increase our prices in order to pass these increased labor costs on to our customers, in which case our and our franchisees’ margins would be negatively affected.
Our international operations subject us to additional risks and costs and may cause our profitability to decline.
      Our restaurants are currently operated, directly by us or by franchisees, in 64 foreign countries and U.S. territories (Guam and Puerto Rico, which are considered part of our international business). During fiscal 2005 and the nine months ended March 31, 2006, our revenues from international operations were approximately $794 million and $600 million, or 41% and 40% of total revenues, respectively. Our financial condition and results of operations may be adversely affected if international markets in which our company and franchise restaurants compete are affected by changes in political, economic or other factors. These factors, over which neither we nor our franchisees have control, may include:

•	economic recessions;

•	changing labor conditions and difficulties in staffing and managing our foreign operations;

•	increases in the taxes we pay and other changes in applicable tax laws;

•	legal and regulatory changes and the burdens and costs of our compliance with a variety of foreign laws;

•	changes in inflation rates;

•	changes in exchange rates;

•	difficulty in collecting our royalties and longer payment cycles;

•	expropriation of private enterprises;

•	political and economic instability and anti-American sentiment; and

•	other external factors.
      These factors may increase in importance as we expect to open additional company and franchise restaurants in international markets as part of our growth strategy.
Our business is subject to fluctuations in foreign currency exchange and interest rates.
      Exchange rate fluctuations may affect the translated value of our earnings and cash flow associated with our foreign operations, as well as the translation of net asset or liability positions that are denominated in foreign currencies. In countries outside of the United States where we operate company restaurants, we generate revenues and incur operating expenses and selling, general and administrative expenses denominated in local currencies. In fiscal 2005, operating income in these countries would have decreased or increased $1 million if all foreign currencies uniformly weakened or strengthened 10% relative to the U.S. dollar.
      In countries where we do not have company restaurants, our franchise agreements require franchisees to pay us in U.S. dollars. Royalty payments received from the franchisees are based upon a percentage of sales that are denominated in the local currency and are converted to U.S. dollars during the month of sales and as a result we bear the foreign currency exposure associated with revenues and expenses in these countries. In fiscal 2005, operating income in these countries would have decreased or increased $3 million if all foreign currencies uniformly weakened or strengthened 10% relative to the U.S. dollar.
      Fluctuations in interest rates may also affect our business. We attempt to minimize this risk and lower our overall borrowing costs through the utilization of derivative financial instruments, primarily interest rate swaps. These swaps are entered into with financial institutions and have reset dates and critical terms that match those of the underlying debt. Accordingly, any change in market value associated with interest rate swaps is offset by the opposite market impact on the related debt. We do not attempt to hedge all of our debt and, as a result, may incur higher interest costs for portions of our debt which are not hedged.
We or our franchisees may not be able to renew leases or control rent increases at existing restaurant locations or obtain leases for new restaurants.
      Many of our company restaurants are presently located on leased premises. In addition, our franchisees generally lease their restaurant locations. At the end of the term of the lease, we or our franchisees might be forced to find a new location to lease or close the restaurant. If we are able to negotiate a new lease at the existing location or an extension of the existing lease, the rent may increase significantly. Any of these events could adversely affect our profitability or our franchisees’ profitability. Some leases are subject to renewal at fair market value, which could involve substantial rent increases, or are subject to renewal with scheduled rent increases, which could result in rents being above fair market value. We compete with numerous other retailers and restaurants for sites in the highly competitive market for retail real estate and some landlords and developers may exclusively grant locations to our competitors. As a result, we may not be able to obtain new leases or renew existing ones on acceptable terms, which could adversely affect our sales and brand-building initiatives. In the United Kingdom, we have approximately 70 leases for properties that we sublease to franchisees in which the lease term with our landlords are longer than the sublease. As a result, we may be liable for lease obligations if such franchisees do not renew their subleases or if we cannot find substitute tenants.
Current restaurant locations may become unattractive, and attractive new locations may not be available for a reasonable price, if at all.
      The success of any restaurant depends in substantial part on its location. There can be no assurance that current locations will continue to be attractive as demographic patterns change. Neighborhood or economic conditions where restaurants are located could decline in the future, thus resulting in potentially reduced sales in these locations. If we or our franchisees cannot obtain desirable locations at reasonable prices, our ability to effect our growth strategy will be adversely affected.
We may not be able to adequately protect our intellectual property, which could harm the value of our brand and branded products and adversely affect our business.
      We depend in large part on our brand, which represents 37% of the total assets on our balance sheet, and we believe that it is very important to our success and our competitive position. We rely on a combination of trademarks, copyrights, service marks, trade secrets and similar intellectual property rights to protect our brand and branded products. The success of our business depends on our continued ability to use our existing trademarks and service marks in order to increase brand awareness and further develop our branded products in both domestic and international markets. We have registered certain trademarks and have other trademark registrations pending in the United States and foreign jurisdictions. Not all of the trademarks that we currently use have been registered in all of the countries in which we do business, and they may never be registered in all of these countries. We may not be able to adequately protect our trademarks, and our use of these trademarks may result in liability for trademark infringement, trademark dilution or unfair competition. The steps we have taken to protect our intellectual property in the United States and in foreign countries may not be adequate. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the United States.

      We may from time to time be required to institute litigation to enforce our trademarks or other intellectual property rights, or to protect our trade secrets. Such litigation could result in substantial costs and diversion of resources and could negatively affect our sales, profitability and prospects regardless of whether we are able to successfully enforce our rights.
Our indebtedness under our senior secured credit facility is substantial and could limit our ability to grow our business.
      In connection with the refinancing in July 2005 of our and BKC’s existing indebtedness and our February 2006 financing, we incurred a significant amount of indebtedness. As of March 31, 2006, we had total indebtedness under our senior secured credit facility of $1.35 billion. While we expect to pay down some of this indebtedness with the proceeds of this offering, our substantial indebtedness could have important consequences to you.
      For example, it could:

•	increase our vulnerability to general adverse economic and industry conditions;

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness if we do not maintain specified financial ratios, thereby reducing the availability of our cash flow for other purposes; or

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate, thereby placing us at a competitive disadvantage compared to our competitors that may have less indebtedness.
      In addition, our senior secured credit facility permits us to incur substantial additional indebtedness in the future. As of March 31, 2006, we had $108 million available to us for additional borrowing under our $150 million revolving credit facility portion of our senior secured credit facility (net of $42 million in letters of credit issued under the revolving credit facility). We do not currently expect to borrow under our revolving credit facility in the near term unless we incur higher than expected costs in connection with our proposed realignment of our European and Asian businesses. If we increase our indebtedness by borrowing under the revolving credit facility or incur other new indebtedness, the risks described above would increase.
Our senior secured credit facility has restrictive terms and our failure to comply with any of these terms could put us in default, which would have an adverse effect on our business and prospects.
      Our senior secured credit facility contains a number of significant covenants. These covenants limit our ability and the ability of our subsidiaries to, among other things:

•	incur additional indebtedness;

•	make capital expenditures and other investments above a certain level;

•	merge, consolidate or dispose of our assets or the capital stock or assets of any subsidiary;

•	pay dividends, make distributions or redeem capital stock in certain circumstances;

•	enter into transactions with our affiliates;

•	grant liens on our assets or the assets of our subsidiaries;

•	enter into the sale and subsequent lease-back of real property; and

•	make or repay intercompany loans.
      Our senior secured credit facility requires us to maintain specified financial ratios. Our ability to meet these financial ratios and tests can be affected by events beyond our control, and we may not meet those ratios. A breach of any of these restrictive covenants or our inability to comply with the required financial ratios would result in a default under our senior secured credit facility or require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness. If the banks accelerate amounts owing under our senior secured credit facility because of a default and we are unable to pay such amounts, the banks have the right to foreclose on the stock of BKC and certain of its subsidiaries.
We face risks of litigation and pressure tactics, such as strikes, boycotts and negative publicity from customers, franchisees, suppliers, employees and others, which could divert our financial and management resources and which may negatively impact our financial condition and results of operations.
      Class action lawsuits have been filed, and may continue to be filed, against various quick service restaurants alleging, among other things, that quick service restaurants have failed to disclose the health risks associated with high-fat foods and that quick service restaurant marketing practices have targeted children and encouraged obesity. In addition, we face the risk of lawsuits and negative publicity resulting from illnesses and injuries, including injuries to infants and children, allegedly caused by our products, toys and other promotional items available in our restaurants or our playground equipment.
      In addition to decreasing our sales and profitability and diverting our management resources, adverse publicity or a substantial judgment against us could negatively impact our business, results of operations, financial condition and brand reputation, hindering our ability to attract and retain franchisees and grow our business in the United States and internationally.
      In addition, activist groups, including animal rights activists and groups acting on behalf of franchisees, the workers who work for our suppliers and others, have in the past, and may in the future, use pressure tactics to generate adverse publicity about us by alleging, for example, inhumane treatment of animals by our suppliers, poor working conditions or unfair purchasing policies. These groups may be able to coordinate their actions with other groups, threaten strikes or boycotts or enlist the support of well-known persons or organizations in order to increase the pressure on us to achieve their stated aims. In the future, these actions or the threat of these actions may force us to change our business practices or pricing policies, which may have a material adverse effect on our business, results of operations and financial condition.
      Further, we may be subject to employee, franchisee and other claims in the future based on, among other things, mismanagement of the system, unfair or unequal treatment, discrimination, harassment, wrongful termination and wage, rest break and meal break issues, including those relating to overtime compensation. We have been subject to these types of claims in the past, and if one or more of these claims were to be successful or if there is a significant increase in the number of these claims, our business, results of operations and financial condition could be harmed.
Our failure to comply with existing or increased government regulations or becoming subject to future regulations relating to the products that we sell could adversely affect our business and operating results.
      We are currently subject to numerous federal, state, local and foreign laws and regulations, including those relating to:

•	the preparation and sale of food;

•	building and zoning requirements;

•	environmental protection and litter removal;

•	minimum wage, overtime, immigration and other labor requirements;

•	the taxation of our business;

•	compliance with the Americans with Disabilities Act (ADA); and

•	working and safety conditions.
      If we fail to comply with existing or future laws and regulations, we may be subject to governmental or judicial fines or sanctions. In addition, our and our franchisees’ capital expenditures could increase due to remediation measures that may be required if we are found to be noncompliant with any of these laws or regulations.

      We are also subject to a Federal Trade Commission rule and to various state and foreign laws that govern the offer and sale of franchises. Additionally, these laws regulate various aspects of the franchise relationship, including terminations and the refusal to renew franchises. The failure to comply with these laws and regulations in any jurisdiction or to obtain required government approvals could result in a ban or temporary suspension on future franchise sales, fines, other penalties or require us to make offers of rescission or restitution, any of which could adversely affect our business and operating results. We could also face lawsuits by our franchisees based upon alleged violations of these laws.
      The ADA prohibits discrimination on the basis of disability in public accommodations and employment. We have, in the past, been required to make certain modifications to our restaurants pursuant to the ADA. Although our obligations under those requirements are substantially complete, future mandated modifications to our facilities to make different accommodations for disabled persons could result in material unanticipated expense to us and our franchisees.
      In addition, we may become subject to legislation or regulation seeking to tax and/or regulate high-fat and high-sodium foods, particularly in the United States and the United Kingdom. We cannot predict whether we will become subject in the future to these or other regulatory or tax regimes or how burdensome they could be to our business. Any future regulation or taxation of our products or payments from our franchisees could materially adversely affect our business, results of operations and financial condition.
Compliance with or cleanup activities required by environmental laws may hurt our business.
      We are subject to various federal, state, local and foreign environmental laws and regulations. These laws and regulations govern, among other things, discharges of pollutants into the air and water as well as the presence, handling, release and disposal of and exposure to, hazardous substances. These laws and regulations provide for significant fines and penalties for noncompliance. If we fail to comply with these laws or regulations, we could be fined or otherwise sanctioned by regulators. Third parties may also make personal injury, property damage or other claims against owners or operators of properties associated with releases of, or actual or alleged exposure to, hazardous substances at, on or from our properties.
      Environmental conditions relating to prior, existing or future restaurants or restaurant sites, including franchised sites, may have a material adverse effect on us. Moreover, the adoption of new or more stringent environmental laws or regulations could result in a material environmental liability to us and the current environmental condition of the properties could be harmed by tenants or other third parties or by the condition of land or operations in the vicinity of our properties.
Regulation of genetically modified food products may force us to find alternative sources of supply.
      As is the case with many other companies in the restaurant industry, some of our products contain genetically engineered food ingredients. Our U.S. suppliers are not required to label their products as such. Environmental groups, some scientists and consumers, particularly in Europe, are raising questions regarding the potential adverse side effects, long-term risks and uncertainties associated with genetically modified foods. Regulatory agencies in Europe and elsewhere have imposed labeling requirements on genetically modified food products. Increased regulation of and opposition to genetically engineered food products have in the past forced us and may in the future force us to use alternative non-genetically engineered sources at increased costs.
Risks Related to Investing in Our Stock
The price of our common stock may be volatile and you may not be able to sell your shares at or above the initial offering price.
      Prior to this offering, there has been no public market for our common stock. An active and liquid public market for our common stock may not develop or be sustained after this offering. The price of our common stock in any such market may be higher or lower than the price you pay. If you purchase shares of common stock in this offering, you will pay a price that was not established in a competitive market. Rather, you will pay the price that we negotiated with the representatives of the underwriters. Many factors could cause the market price of our common stock to rise and fall, including the following:

•	variations in our or our competitors’ actual or anticipated operating results;

•	our or our competitors’ growth rates;

•	our or our competitors’ introduction of new locations, menu items, concepts, or pricing policies;

•	recruitment or departure of key personnel;

•	changes in the estimates of our operating performance or changes in recommendations by any securities analysts that follow our stock;

•	changes in the conditions in the restaurant industry, the financial markets or the economy as a whole;

•	substantial sales of our common stock;

•	announcements of investigations or regulatory scrutiny of our operations or lawsuits filed against us; and

•	changes in accounting principles.
      In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. Due to the potential volatility of our stock price, we may therefore be the target of securities litigation in the future. Securities litigation could result in substantial costs and divert management’s attention and resources from our business.
Our current principal stockholders will continue to own the majority of our voting stock after this offering, which will allow them to control substantially all matters requiring stockholder approval.
      Upon the completion of this offering, private equity funds controlled by the sponsors will together beneficially own approximately 77.1% of our outstanding common stock (or 74.3% if the underwriters exercise their option to purchase additional shares). In addition, we expect that six of our thirteen directors following this offering will be representatives of the private equity funds controlled by the sponsors. Following this offering, each sponsor will retain the right to nominate two directors, subject to reduction and elimination as the stock ownership percentage of the private equity funds controlled by the applicable sponsor declines. See “Certain Relationships and Related Transactions— Shareholders’ Agreement”. As a result, these private equity funds will have significant influence over our decision to enter into any corporate transaction and may have the ability to prevent any transaction that requires the approval of stockholders, regardless of whether or not other stockholders believe that such transaction is in their own best interests. Such concentration of voting power could have the effect of delaying, deterring or preventing a change of control or other business combination that might otherwise be beneficial to our stockholders.
We will be a “controlled company” within the meaning of the New York Stock Exchange rules, and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements that provide protection to stockholders of other companies.
      After the completion of this offering, the private equity funds controlled by the sponsors will collectively own more than 50% of the total voting power of our common shares and we will be a “controlled company” under the New York Stock Exchange, or NYSE, corporate governance standards. As a controlled company, we intend to utilize certain exemptions under the NYSE standards that free us from the obligation to comply with certain NYSE corporate governance requirements, including the requirements:

•	that a majority of our board of directors consists of independent directors;

•	that we have a nominating and governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	for an annual performance evaluation of the nominating and governance committee and compensation committee.
      While our executive and corporate governance committee and our compensation committee have charters that comply with New York Stock Exchange requirements, we are not required to maintain those charters. As a result of our use of the “controlled company” exemptions, you will not have the same protection afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements.
Your percentage ownership in us may be diluted by future issuances of capital stock, which could reduce your influence over matters on which stockholders vote.
      Following the completion of this offering, our board of directors has the authority, without action or vote of our stockholders, to issue all or any part of our authorized but unissued shares of common stock, including shares issuable upon the exercise of options, or shares of our authorized but unissued preferred stock. Issuances of common stock or voting preferred stock would reduce your influence over matters on which our stockholders vote, and, in the case of issuances of preferred stock, would likely result in your interest in us being subject to the prior rights of holders of that preferred stock.
The sale of a substantial number of shares of our common stock after this offering may cause the market price of shares of our common stock to decline.
      Sales of our common stock by existing investors may begin shortly after the completion of this offering. Sales of a substantial number of shares of our common stock in the public market following this offering, or the perception that these sales could occur, could cause the market price of our common stock to decline. The shares of our common stock outstanding prior to this offering will be eligible for sale in the public market at various times in the future. We, all of our executive officers, directors and holders of substantially all of our common stock and certain of our other officers have agreed, subject to certain exceptions, not to sell any shares of our common stock for a period of 180 days after the date of this prospectus without the prior written consent of J.P. Morgan Securities Inc. Upon expiration of the lock-up period described above, up to approximately 4,840,944 additional shares of common stock may be eligible for sale in the public market without restriction, and up to approximately 107,239,245 shares of common stock held by affiliates may become eligible for sale, subject to the restrictions under Rule 144 under the Securities Act of 1933. In addition, holders of substantially all of our common stock have the right to require us to register their shares. For more information, see “Shares Eligible for Future Sale” and “Certain Relationships and Related Transactions— Shareholders’ Agreement”.
You will incur immediate and substantial dilution in the net tangible book value of your shares.
      If you purchase shares in this offering, the value of your shares based on our actual book value will immediately be less than the price you paid. This reduction in the value of your equity is known as dilution. This dilution occurs in large part because our earlier investors paid substantially less than the initial public offering price when they purchased their shares of our common stock. Based upon the issuance and sale of 25,000,000 shares of our common stock by us at an assumed initial public offering price of $16.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, you will incur immediate dilution of $19.66 in the net tangible book value per share. For more information, see “Dilution”.
      Investors will incur additional dilution upon the exercise of outstanding stock options and the settlement of outstanding restricted stock unit awards.
We will incur increased costs as a result of being a public company, which may divert management attention from our business and adversely affect our financial results.
      As a public company, we will be subject to a number of additional requirements, including the reporting requirements of the Securities Exchange Act of 1934, as amended, the Sarbanes-Oxley Act of 2002 and the listing standards of the New York Stock Exchange. These requirements might place a strain on our systems and resources. The Securities Exchange Act of 1934 requires, among other things, that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, significant resources and management oversight will be required. As a result, our management’s attention might be diverted from other business concerns, which could have a material adverse effect on our business, results of operations and financial condition. Furthermore, we might not be able to retain our independent directors or attract new independent directors for our committees.
Provisions in our certificate of incorporation could make it more difficult for a third party to acquire us and could discourage a takeover and adversely affect existing stockholders.
      Our certificate of incorporation authorizes our board of directors to issue up to 10,000,000 preferred shares and to determine the powers, preferences, privileges, rights, including voting rights, qualifications, limitations and restrictions on those shares, without any further vote or action by our stockholders. The rights of the holders of our common shares will be subject to, and may be adversely affected by, the rights of the holders of any preferred shares that may be issued in the future. The issuance of preferred shares could have the effect of delaying, deterring or preventing a change in control and could adversely affect the voting power or economic value of your shares. See “Description of Capital Stock— Preferred Stock”.
We currently do not intend to pay dividends on our common stock and consequently, your only opportunity to achieve a return on your investment is if the price of our common stock appreciates.
      We currently do not plan to pay dividends on shares of our common stock in the near future. The terms of our senior secured credit facility limit our ability to pay cash dividends. Furthermore, if we are in default under this credit facility, our ability to pay cash dividends will be limited in certain circumstances in the absence of a waiver of that default or an amendment to that facility. In addition, because we are a holding company, our ability to pay cash dividends on shares of our common stock may be limited by restrictions on our ability to obtain sufficient funds through dividends from our subsidiaries. Consequently, your only opportunity to achieve a return on your investment in our company will be if the market price of our common stock appreciates.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
      We have made statements under the captions “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” and in other sections of this prospectus that are forward-looking statements. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about us, may include projections of our future financial performance, based on our growth strategies and anticipated trends in our business.
      These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the factors listed below and the numerous risks outlined under “Risk Factors.”
      These factors include, but are not limited to, the following:

•	Our ability to compete domestically and internationally in an intensely competitive industry;

•	Our continued relationship with and the success of our franchisees;

•	Risks related to price discounting;

•	Our ability to successfully implement our international growth strategy;

•	The effectiveness of our marketing and advertising programs and franchisee support of these programs;

•	Our ability to manage a smooth transition of our new CEO and CFO and our ability to retain or replace our executive officers and other key members of management with qualified personnel;

•	Changes in consumer perceptions of dietary health and food safety;

•	Changes in consumer preferences and consumer discretionary spending;

•	Risks related to the renewal of franchise agreements by our franchisees;

•	Increases in our operating costs, including food and paper products, energy costs and labor costs;

•	Interruptions in the supply of necessary products to us;

•	Risks related to our international operations;

•	Fluctuations in international currency exchange and interest rates;

•	Our continued ability, and the ability of our franchisees, to obtain suitable locations and financing for new restaurant development;

•	Changes in demographic patterns of current restaurant locations;

•	Our ability to adequately protect our intellectual property;

•	Adverse legal judgments, settlements or pressure tactics; and

•	Adverse legislation or regulation.
      These risks are not exhaustive. Other sections of this prospectus may include additional factors which could adversely impact our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.
      Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy or completeness of any of these forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. We are under no duty to update any of these forward-looking statements after the date of this prospectus to conform our prior statements to actual results or revised expectations.

USE OF PROCEEDS
      We will receive net proceeds from this offering of approximately $374 million assuming an initial public offering price of $16.00 per share, the midpoint of the range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses. A $1.00 increase (decrease) in the assumed initial public offering price of $16.00 per share would increase (decrease) the net proceeds to us from this offering by $24 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We expect to use almost all of the net proceeds to repay $350 million in outstanding amounts under the term loan A and the term loan B-1 of our senior secured credit facility that were incurred to finance, in large part, the February 2006 dividend of $367 million, which was paid principally to the private equity funds controlled by the sponsors and members of senior management with the balance used for general corporate purposes. As a result, almost all of the proceeds of this offering will not be invested in our business. The interest rate under the senior secured credit facility for term loan A and the revolving credit facility is at our option either (a) the greater of the federal funds effective rate plus 0.50% and the prime rate, which we refer to as ABR, plus a rate not to exceed 0.75%, which varies according to our leverage ratio or (b) LIBOR plus a rate not to exceed 1.75%, which varies according to our leverage ratio. The interest rate for term loan B-1 is at our option either (a) ABR, plus a rate of 0.50% or (b) LIBOR plus 1.50%, in each case so long as our leverage ratio remains at or below certain levels (but in any event not to exceed 0.75%, in the case of ABR loans, and 1.75% in the case of LIBOR loans). The interest rate for term loan A and term loan B-1 was 6.75% and 6.50%, respectively, as of March 31, 2006. The term loan A matures in June 2011 and the term loan B-1 matures in June 2012.
      We will not receive any of the net proceeds from any sale of common stock by the selling stockholders pursuant to the option granted by the selling stockholders to the underwriters.
DIVIDEND POLICY
      On February 21, 2006, we paid an aggregate cash dividend of $367 million to holders of record of our common stock on February 9, 2006. At the same time, we paid the compensatory make-whole payment of $33 million to holders of our options and restricted stock unit awards, primarily members of senior management. This compensatory make-whole payment was recorded as compensation expense in the third quarter of fiscal 2006.
      We currently do not plan to declare further dividends on shares of our common stock in the near future. We expect to retain our future earnings, if any, for use in the operation and expansion of our business. The terms of our senior secured credit facility limit our ability to pay cash dividends in certain circumstances. Furthermore, if we are in default under our credit facility, our ability to pay cash dividends will be limited in the absence of a waiver of that default or an amendment to that facility. In addition, because we are a holding company, our ability to pay cash dividends on shares of our common stock may be limited by restrictions on our ability to obtain sufficient funds through dividends from our subsidiaries, including the restrictions under our senior secured credit facility. For more information on our senior secured credit facility, see “Description of Our Credit Facility”. Subject to the foregoing, the payment of cash dividends in the future, if any, will be at the discretion of our board of directors and will depend upon such factors as earnings levels, capital requirements, our overall financial condition and any other factors deemed relevant by our board of directors.

CAPITALIZATION
      The following table sets forth our capitalization as of March 31, 2006:

•	on a historical basis;

•	on a pro forma basis to reflect:

•	the payment of the sponsor management termination fee of $30 million; and

•	an assumed payment of $125 million in taxes associated with the realignment of our European and Asian businesses; and

•	on a pro forma as adjusted basis to reflect:

•	the payment of the sponsor management termination fee of $30 million;

•	an assumed payment of $125 million in taxes associated with the realignment of our European and Asian businesses; and

•	the sale by us of 25,000,000 shares of common stock in this offering, assuming an initial public offering price of $16.00 per share, the midpoint of the range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses and application of the net proceeds to us therefrom as described in “Use of Proceeds”.
      This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes thereto appearing elsewhere in this prospectus.

	March 31, 2006 (Unaudited)

			Pro Forma
	Historical	Pro Forma	as Adjusted

Cash and cash equivalents	$197	$42	$66

Short-term debt	$30	$30	$30
Long-term debt	1,317	1,317	967
Capital leases	65	65	65
Stockholders’ equity:
Common stock, $0.01 par value per share, 300,000,000 shares authorized, 132,980,600 shares issued and outstanding as adjusted for this offering(1)	1	1	1
Restricted stock units	5	5	5
Additional paid-in capital	146	146	520
Retained earnings	13	(5)	(5)
Unearned compensation	(1)	(1)	(1)
Accumulated other comprehensive loss	1	1	1
Treasury stock, at cost	(2)	(2)	(2)

Total stockholders’ equity	$163	$145	$519

Total capitalization(2)	$1,575	$1,557	$1,581

(1)	Excludes (i) 9,629,964 shares of our common stock issuable upon the exercise of options or the settlement of restricted stock unit awards outstanding as of March 31, 2006, of which options to purchase 1,834,750 shares were exercisable as of March 31, 2006, (ii) 2,588,985 additional shares of our common stock issuable under the Burger King Holdings, Inc. Equity Incentive Plan and (iii) 7,113,442 additional shares of our common stock issuable under the Burger King Holdings, Inc. 2006 Omnibus Incentive Plan. While we have not issued any options to employees or directors since March 31, 2006, we intend to grant approximately 447,886 options, restricted shares or restricted stock units to several employees at the effective time of this offering at the initial public offering price. Shares authorized and outstanding give effect to the increase in authorized shares and the stock split authorized on May 1, 2006.

(2)	A $1.00 increase (decrease) in the assumed initial public offering price of $16.00 per share would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by $24 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

DILUTION
      If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share and the historical adjusted net tangible book value per share of common stock upon the consummation of this offering.
      Our adjusted net tangible book value as of March 31, 2006 was approximately $(860) million, or approximately $(7.97) per share of common stock, as adjusted to reflect the payment of the sponsor management termination fee of $30 million and an assumed payment of $125 million in taxes associated with the realignment of our European and Asian businesses. The number of shares outstanding excludes (i) 9,629,964 shares of our common stock issuable upon the exercise of options or the settlement of restricted stock unit awards outstanding as of March 31, 2006, of which options to purchase 1,834,750 shares were exercisable as of March 31, 2006, (ii) 2,588,985 additional shares of our common stock issuable under the Burger King Holdings, Inc. Equity Incentive Plan and (iii) 7,113,442 additional shares of our common stock issuable under the Burger King Holdings, Inc. 2006 Omnibus Incentive Plan. Adjusted net tangible book value per share is determined by dividing our tangible net worth, total tangible assets less total liabilities, by the aggregate number of shares of common stock outstanding. Our adjusted net tangible book value at March 31, 2006 excludes the book value of our intangible assets totaling $996 million, of which $900 million related to the book value of our brand. After giving effect to the sale by us of the 25,000,000 shares of common stock in this offering, at an assumed initial public offering price of $16.00 per share, the midpoint of the range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses and the receipt and application of the net proceeds, our pro forma net tangible book value as of March 31, 2006 would have been approximately $(486) million, or approximately $(3.66) per share. This represents an immediate increase in pro forma net tangible book value to existing stockholders of $4.31 per share and an immediate dilution to new investors of $19.66 per share. The following table illustrates this per share dilution:

Assumed initial public offering price per share	$16.00
Adjusted net tangible book value per share as of March 31, 2006 (excluding this offering)	(7.97)
Increase in net tangible book value per share attributable to new investors	4.31
Pro forma net tangible book value per share after offering	(3.66)

Dilution per share to new investors	$19.66

      A $1.00 increase (decrease) in the assumed initial public offering price of $16.00 per share would increase (decrease) our pro forma net tangible book value by $24 million, the pro forma net tangible book value per share after this offering by $0.18 and the dilution per share to new investors by $0.18, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

      The following table summarizes as of March 31, 2006 the number of shares of our common stock purchased from us, the total consideration paid to us, and the average price per share paid to us by our existing stockholders and to be paid by holders of vested options exercisable as of March 31, 2006, and to be paid by new investors purchasing shares of our common stock in this offering, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The table assumes an initial public offering price of $16.00 per share, as specified above:

	Shares Purchased		Total Consideration		Average
					Price Per
	Number	Percentage	Amount	Percentage	Share

Existing stockholders(1)	107,980,600	80.1%	$84,000,000	17.1%	$0.78
Vested options exercisable	1,834,750	1.4%	8,484,538	1.7%	4.62

New investors	25,000,000	18.5%	$400,000,000	81.2%	$16.00

Total	134,815,350	100.0%	$492,484,538	100.0%	$3.65

(1)	Total consideration and average price per share paid by existing stockholders gives effect to the $367 million February 2006 dividend.
     The number of shares outstanding excludes (i) 9,629,964 shares of our common stock issuable upon the exercise of options or the settlement of restricted stock unit awards outstanding as of March 31, 2006, of which options to purchase 1,834,750 shares were exercisable as of March 31, 2006, (ii) 2,588,985 additional shares of our common stock issuable under the Burger King Holdings, Inc. Equity Incentive Plan and (iii) 7,113,442 additional shares of our common stock issuable under the Burger King Holdings, Inc. 2006 Omnibus Incentive Plan. Based on an estimated initial public offering price of $16.00, the fair value of the options outstanding at March 31, 2006 was $83 million, of which $20 million related to vested options and $63 million related to unvested options. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Newly Issued Accounting Standards” for a discussion of the determination of the fair value of vested and unvested options.
      If these outstanding options are exercised, new investors will experience further dilution.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
      On December 13, 2002, we acquired BKC through private equity funds controlled by the sponsors. In this prospectus, unless the context otherwise requires, all references to “we”, “us” and “our” refer to Burger King Holdings, Inc. and its subsidiaries, including BKC, for all periods subsequent to our December 13, 2002 acquisition of BKC. All references to our “predecessor” refer to BKC and its subsidiaries for all periods prior to the acquisition, which operated under a different ownership and capital structure. In addition, the acquisition was accounted for under the purchase method of accounting and resulted in purchase accounting allocations that affect the comparability of results of operations between periods before and after the acquisition.
      The following tables present selected consolidated financial and other data for us and our predecessor for each of the periods indicated. The selected historical financial data for our predecessor as of June 30, 2001 and 2002 and for the fiscal years ended June 30, 2001 and 2002 have been derived from the audited consolidated financial statements and notes thereto of our predecessor, which are not included herein. The selected historical financial data for our predecessor for the period July 1, 2002 to December 12, 2002 have been derived from the audited consolidated financial statements and notes thereto of our predecessor for that period included herein.
      The selected historical financial data as of June 30, 2004 and 2005 and for the period December 13, 2002 to June 30, 2003, and for the fiscal years ended June 30, 2004 and 2005 have been derived from our audited financial statements and the notes thereto included herein. The combined financial data for the combined fiscal year ended June 30, 2003 have been derived from the audited consolidated financial statements and notes thereto of our predecessor and us, but have not been audited on a combined basis, do not comply with generally accepted accounting principles and are not intended to represent what our operating results would have been if the acquisition of BKC had occurred at the beginning of the period. The selected consolidated balance sheet data as of June 30, 2003 have been derived from our audited consolidated balance sheet and the notes thereto, which are not included herein. The selected historical financial data as of March 31, 2005 and 2006 and for the nine months ended March 31, 2005 and 2006 have been derived from our unaudited consolidated financial statements and the notes thereto included herein. The other operating data for the fiscal years ended June 30, 2001 and 2002, and for the period July 1, 2002 to December 12, 2002 have been derived from the internal records of our predecessor. The other operating data for the period December 13, 2002 to June 30, 2003, for the fiscal years ended June 30, 2004 and 2005 and for the nine months ended March 31, 2005 and 2006 have been derived from our internal records.

      The selected consolidated financial and other operating data presented below contain all normal recurring adjustments that, in the opinion of management, are necessary to present fairly our financial position and results of operations as of and for the periods presented. The selected historical consolidated financial and other operating data included below and elsewhere in this prospectus are not necessarily indicative of future results. The information presented below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited and unaudited consolidated financial statements and related notes and other financial information appearing elsewhere in this prospectus.

				Burger King
	Predecessor			Holdings, Inc.		Burger King Holdings, Inc.

	For the		For the	For the	Combined	For the		For the
	Fiscal Year		Period from	Period from	Twelve	Fiscal Year		Nine Months
	Ended		July 1,	December 13,	Months	Ended		Ended
	June 30,		2002 to	2002 to	Ended	June 30,		March 31,
			December 12,	June 30,	June 30,
	2001	2002	2002	2003	2003	2004	2005	2005	2006

	(In millions, except per share data)
Income Statement Data:
Revenues:
Company restaurant revenues	$1,019	$1,130	$526	$648	$1,174	$1,276	$1,407	$1,043	$1,122
Franchise revenues	395	392	170	198	368	361	413	306	309
Property revenues	127	124	55	60	115	117	120	88	84

Total revenues	$1,541	$1,646	$751	$906	$1,657	$1,754	$1,940	$1,437	$1,515
Company restaurant expenses:
Food, paper and product costs	330	354	162	197	359	391	437	322	351
Payroll and employee benefits	298	335	157	192	349	382	415	308	330
Occupancy and other operating costs	266	298	146	168	314	314	343	256	280

Total company restaurant expenses	$894	$987	$465	$557	$1,022	$1,087	$1,195	$886	$961
Selling, general and administrative expenses(1)	400	429	225	253	478	482	496	363	361
Property expenses	59	58	27	28	55	58	64	43	42
Impairment of goodwill(2)	43	5	875	—	875	—	—	—	—
Other operating expenses (income), net(2)	114	45	39	(7)	32	54	34	18	(5)

Total operating costs and expenses	$1,510	$1,524	$1,631	$831	$2,462	$1,681	$1,789	$1,310	$1,359
Income (loss) from operations	31	122	(880)	75	(805)	73	151	127	156
Interest expense, net	48	105	46	35	81	64	73	53	53
Loss on early extinguishment of debt	—	—	—	—	—	—	—	—	14

(Loss) income before income taxes	$(17)	$17	$(926)	$40	$(886)	$9	$78	$74	$89
Income tax expense (benefit)	21	54	(34)	16	(18)	4	31	29	52

Net (loss) income	$(38)	$(37)	$(892)	$24	$(868)	$5	$47	$45	$37

				Burger King
	Predecessor			Holdings, Inc.		Burger King Holdings, Inc.

	For the		For the	For the	Combined	For the		For the
	Fiscal Year		Period from	Period from	Twelve	Fiscal Year		Nine Months
	Ended		July 1,	December 13,	Months	Ended		Ended
	June 30,		2002 to	2002 to	Ended	June 30,		March 31,
			December 12,	June 30,	June 30,
	2001	2002	2002	2003	2003	2004	2005	2005	2006

	(In millions, except per share data)
Per common share:
Net income basic	*	*	*	$0.23	*	$0.05	$0.44	$0.42	$0.35
Net income diluted	*	*	*	0.23	*	0.05	0.44	0.42	0.33

Pro forma net income, basic(3)	*	*	*	*	*	*	0.37	*	0.29
Pro forma net income, diluted(3)	*	*	*	*	*	*	0.37	*	0.28

Adjusted pro forma net income, basic(4)	*	*	*	0.22	*	0.11	0.45	0.41	0.35
Adjusted pro forma net income, diluted(4)	*	*	*	$0.22	*	$0.11	$0.44	$0.41	$0.34
Weighted average shares outstanding, basic	*	*	*	105	*	106	106	106	107
Weighted average shares outstanding, diluted	*	*	*	105	*	106	107	107	111

* Not meaningful

				Burger King
	Predecessor			Holdings, Inc.		Burger King Holdings, Inc.

	For the		For the	For the	Combined	For the		For the
	Fiscal Year		Period from	Period from	Twelve	Fiscal Year		Nine Months
	Ended		July 1,	December 13,	Months	Ended		Ended
	June 30,		2002 to	2002 to	Ended	June 30,		March 31,
			December 12,	June 30,	June 30,
	2001	2002	2002	2003	2003	2004	2005	2005	2006

	(In millions, except per share data)
Other Financial Data:
Cash provided by operating activities	$324	$212	$1	$81	$82	$199	$218	$151	$21
Cash provided by (used for) investing activities	(271)	(349)	(102)	(485)	(587)	(184)	(5)	(243)	(42)
Cash provided by (used for) financing activities	(52)	155	112	607	719	3	(2)	(1)	(214)
Capital expenditures	199	325	95	47	142	81	93	51	48
EBITDA(2)(5)	$182	$283	$(837)	$118	$(719)	$136	$225	$180	$219

	Predecessor		Burger King Holdings, Inc.

	As of June 30,		As of June 30,			As of March 31,

	2001	2002	2003	2004	2005	2005	2006

	(In millions)
Balance Sheet Data:
Cash and cash equivalents	$36	$54	$203	$221	$432	$415	$197
Total assets	3,237	3,329	2,458	2,665	2,723	2,714	2,466
Total debt and capital lease obligations	1,120	1,323	1,251	1,294	1,339	1,310	1,412
Total liabilities	2,193	2,186	2,026	2,241	2,246	2,238	2,303
Total stockholders’ equity	$1,044	$1,143	$432	$424	$477	$476	$163

		Burger King Holdings, Inc.

	Combined	For the		For the
	Twelve	Fiscal Year		Nine Months
	Months	Ended		Ended
	Ended	June 30,		March 31,
	June 30,
	2003	2004	2005	2005	2006

	(In constant currencies)
Other System-Wide Operating Data:
Comparable sales growth(6)(7)	(5.9)%	1.0%	5.6%	7.0%	2.0%
Average restaurant sales (in thousands)(6)	$972	$994	$1,066	$791	$814
System-wide sales growth(6)	(4.7)%	1.2%	6.1%	7.9%	1.9%
Company restaurants:
United States and Canada	735	759	844	818	877
EMEA/ APAC(8)	280	277	283	276	286
Latin America(9)	46	51	60	54	64

Total company restaurants	1,061	1,087	1,187	1,148	1,227
Franchise restaurants:
United States and Canada	7,529	7,217	6,876	6,999	6,712
EMEA/ APAC(8)	2,179	2,308	2,373	2,326	2,449
Latin America(9)	566	615	668	649	721

Total franchise restaurants	10,274	10,140	9,917	9,974	9,882

Total restaurants	11,335	11,227	11,104	11,122	11,109

Segment Data:
Operating income (in millions):
United States and Canada	$(551)	$115	$255	$193	$219
EMEA/ APAC(8)	(143)	95	36	36	51
Latin America(9)	22	26	25	19	22
Unallocated(10)	(133)	(163)	(165)	(121)	(136)

Total operating income	$(805)	$73	$151	$127	$156

Company Restaurant Revenues (in millions):
United States and Canada	$768	$802	$923	$678	$761
EMEA/ APAC(8)	363	429	435	329	319
Latin America(9)	43	45	49	36	42

Total company restaurant revenues	$1,174	$1,276	$1,407	$1,043	$1,122

Company Restaurant Margin:
United States and Canada	12.1%	11.3%	14.2%	13.9%	13.6%
EMEA/ APAC(8)	12.4%	18.9%	15.2%	15.7%	14.1%
Latin America(9)	32.6%	37.8%	30.6%	30.5%	28.6%
Total company restaurant margin	12.9%	14.8%	15.1%	15.0%	14.3%
Franchise Revenues (in millions):
United States and Canada	$261	$234	$269	$201	$197
EMEA/ APAC(8)	84	102	114	84	87
Latin America(9)	23	25	30	21	25

Total franchise revenues	$368	$361	$413	$306	$309

Franchise sales (in millions)(11)	$9,812	$10,055	$10,817	$8,027	$8,106

(1)	Selling, general and administrative expenses included $73 million and $72 million of intangible asset amortization in the fiscal years ended June 30, 2001 and 2002, respectively. Selling, general and administrative expenses also included $14 million and $7 million of fees paid to Diageo plc in the fiscal years ended June 30, 2001 and 2002, respectively.

(2)	In connection with our acquisition of BKC, our predecessor recorded $35 million of intangible asset impairment charges within other operating expenses (income), net and goodwill impairment charges of $875 million during the period from July 1, 2002 to December 12, 2002.

(3)	Pro forma net income, basic and diluted, per share for the year ended June 30, 2005 and nine months ended March 31, 2006 has been computed to give effect to the number of shares to be sold in this offering that would have been necessary to pay the portion of the February 2006 dividend of $367 million in excess of current period earnings.

(4)	Amounts in calculation as compared to basic and diluted earnings per share adjusted as follows: (a) net income adjusted for reduction in interest expense at the weighted average interest rate during the period multiplied by the net proceeds from this offering, and (b) weighted average shares during the period increased by the 25,000,000 shares issued in this offering.

(5)	EBITDA is defined as net income before interest, taxes, depreciation and amortization, and is used by management to measure operating performance of the business. Management believes that EBITDA incorporates certain operating drivers of our business such as sales growth, operating costs, general and administrative expenses and other income and expense. Capital expenditures, which impact depreciation and amortization, interest expense and income tax expense are reviewed separately by management. EBITDA is also one of the measures used by us to calculate incentive compensation for management and corporate-level employees. Further, management believes that EBITDA is a useful measure as it improves comparability of predecessor and successor results of operations, as purchase accounting renders depreciation and amortization non-comparable between predecessor and successor periods. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Factors Affecting Comparability of Results— Purchase Accounting”.

While EBITDA is not a recognized measure under generally accepted accounting principles, we believe EBITDA is useful to investors because it is frequently used by security analysts, investors and other interested parties to evaluate companies in our industry and us. EBITDA is not intended to be a measure of liquidity or cash flows from operations nor a measure comparable to net income as it does not consider certain requirements such as capital expenditures and related depreciation, principal and interest payments and tax payments.

The following table is a reconciliation of our net income to EBITDA:

				Burger King
	Predecessor			Holdings, Inc.		Burger King Holdings, Inc.

	For the		For the	For the	Combined	For the		For the
	Fiscal Year		Period from	Period from	Twelve	Fiscal Year		Nine Months
	Ended		July 1,	December 13,	Months	Ended		Ended
	June 30,		2002 to	2002 to	Ended	June 30,		March 31,
			December 12,	June 30,	June 30,
	2001	2002	2002	2003	2003	2004	2005	2005	2006

	(In millions)
Net (loss) income	$(38)	$(37)	$(892)	$24	$(868)	$5	$47	$45	$37
Interest expense, net(12)	48	105	46	35	81	64	73	53	67
Income tax expense (benefit)	21	54	(34)	16	(18)	4	31	29	52

Income (loss) from operations	$31	$122	$(880)	$75	$(805)	$73	$151	$127	$156
Depreciation and amortization	151	161	43	43	86	63	74	53	63

EBITDA	$182	$283	$(837)	$118	$(719)	$136	$225	$180	$219

This presentation of EBITDA may not be directly comparable to similarly titled measures of other companies, since not all companies use identical calculations.

(6)	These are our key business measures, which are analyzed on a constant currency basis, which means they are calculated using the same exchange rate over the periods under comparison, to remove the effects of currency fluctuations from these trend analyses. We believe these constant currency measures provide a more meaningful analysis of our business by identifying the underlying business trend, without distortion from the effect of foreign currency movements. System-wide sales growth includes sales at company restaurants and franchise restaurants. We do not record franchise restaurant sales as revenues. However, our royalty revenues are calculated based on a percentage of franchise restaurant sales. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Key Business Measures”.

(7)	Comparable sales growth refers to the change in restaurant sales in one period from a comparable period for restaurants that have been open for thirteen months or longer. Comparable sales growth includes sales at company restaurants and franchise restaurants. We do not record franchise restaurant sales as revenues. However, our royalty revenues are calculated based on a percentage of franchise restaurant sales.

(8)	Refers to our operations in Europe, the Middle East, Africa, Asia, Australia and Guam.

(9)	Refers to our operations in Mexico, Central and South America, the Caribbean and Puerto Rico.

(10)	Unallocated includes corporate support costs in areas such as facilities, finance, human resources, information technology, legal, marketing and supply chain management.

(11)	Franchise sales represent sales at franchise restaurants and revenue to our franchisees. We do not record franchise restaurant sales as revenues. However, our royalty revenues are calculated based on a percentage of franchise restaurant sales.

(12)	Includes $14 million recorded as a loss on early extinguishment of debt in connection with our July 2005 and February 2006 refinancings.
Burger King Holdings, Inc. and Subsidiaries Restaurant Count Analysis
      The following tables present information relating to the analysis of our restaurants for the geographic areas and periods indicated.

Worldwide

	Company	Franchise	Total

Beginning Balance July 1, 2002	1,014	10,441	11,455
Openings	31	314	345
Closings	(13)	(452)	(465)
Acquisitions, net of refranchisings	29	(29)	—

Ending Balance June 30, 2003	1,061	10,274	11,335

Openings	29	275	304
Closings	(20)	(392)	(412)
Acquisitions, net of refranchisings	17	(17)	—

Ending Balance June 30, 2004	1,087	10,140	11,227

Openings	63	251	314
Closings	(23)	(414)	(437)
Acquisitions, net of refranchisings	60	(60)	—

Ending Balance June 30, 2005	1,187	9,917	11,104

Openings	14	217	231
Closings	(13)	(213)	(226)
Acquisitions, net of refranchisings	39	(39)	—

Ending Balance March 31, 2006	1,227	9,882	11,109

USA and Canada

	Company	Franchise	Total

Beginning Balance July 1, 2002	706	7,810	8,516
Openings	11	88	99
Closings	(11)	(340)	(351)
Acquisitions, net of refranchisings	29	(29)	—

Ending Balance June 30, 2003	735	7,529	8,264

Openings	3	43	46
Closings	(16)	(318)	(334)
Acquisitions, net of refranchisings	37	(37)	—

Ending Balance June 30, 2004	759	7,217	7,976

Openings	33	21	54
Closings	(9)	(301)	(310)
Acquisitions, net of refranchisings	61	(61)	—

Ending Balance June 30, 2005	844	6,876	7,720

Openings	2	35	37
Closings	(9)	(159)	(168)
Acquisitions, net of refranchisings	40	(40)	—

Ending Balance March 31, 2006	877	6,712	7,589

EMEA/ APAC

	Company	Franchise	Total

Beginning Balance July 1, 2002	268	2,095	2,363
Openings	14	177	191
Closings	(2)	(93)	(95)
Acquisitions, net of refranchisings	—	—	—

Ending Balance June 30, 2003	280	2,179	2,459

Openings	21	177	198
Closings	(4)	(68)	(72)
Acquisitions, net of refranchisings	(20)	20	—

Ending Balance June 30, 2004	277	2,308	2,585

Openings	21	165	186
Closings	(14)	(101)	(115)
Acquisitions, net of refranchisings	(1)	1	—

Ending Balance June 30, 2005	283	2,373	2,656

Openings	8	125	133
Closings	(4)	(50)	(54)
Acquisitions, net of refranchisings	(1)	1	—

Ending Balance March 31, 2006	286	2,449	2,735

Latin America

	Company	Franchise	Total

Beginning Balance July 1, 2002	40	536	576
Openings	6	49	55
Closings	—	(19)	(19)
Acquisitions, net of refranchisings	—	—	—

Ending Balance June 30, 2003	46	566	612

Openings	5	55	60
Closings	—	(6)	(6)
Acquisitions, net of refranchisings	—	—	—

Ending Balance June 30, 2004	51	615	666

Openings	9	65	74
Closings	—	(12)	(12)
Acquisitions, net of refranchisings	—	—	—

Ending Balance June 30, 2005	60	668	728

Openings	4	57	61
Closings	—	(4)	(4)
Acquisitions, net of refranchisings	—	—	—

Ending Balance March 31, 2006	64	721	785

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
      You should read the following discussion together with “Selected Consolidated Financial and Other Data” and our audited and unaudited consolidated financial statements and the notes thereto included elsewhere in this prospectus. In addition to historical consolidated financial information, this discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Actual results could differ from these expectations as a result of factors including those described under “Risk Factors”, “Special Note Regarding Forward-Looking Statements” and elsewhere in this prospectus.
      All references to fiscal 2003 in this section are to the twelve months ended June 30, 2003, derived by adding the audited results of operations of our predecessor from July 1, 2002 through December 12, 2002 to the audited results of our operations from December 13, 2002 through June 30, 2003. The combined financial data for fiscal 2003 have not been audited on a combined basis, do not comply with generally accepted accounting principles and are not intended to represent what our operating results would have been if the acquisition of BKC had occurred at the beginning of the period because the periods being combined are under two different bases of accounting as a result of our acquisition of BKC on December 13, 2002. See “Factors Affecting Comparability of Results— Purchase Accounting.” References to fiscal 2004, fiscal 2005 and fiscal 2006 in this section are to the fiscal years ended June 30, 2004, 2005 and 2006, respectively.
Overview
      We are the second largest fast food hamburger restaurant, or FFHR, chain in the world as measured by the number of restaurants and system-wide sales. As of March 31, 2006, we owned or franchised a total of 11,109 restaurants in 65 countries and U.S. territories, of which 7,589 were located in the United States and Canada. At that date, 1,227 restaurants were company-owned and 9,882 were owned by our franchisees. We operate in the FFHR category of the quick service restaurant, or QSR, segment of the restaurant industry. The FFHR category is highly competitive with respect to price, service, location and food quality. Our restaurants feature flame-broiled hamburgers, chicken and other specialty sandwiches, french fries, soft drinks and other reasonably-priced food items.
      Our business operates in three reportable segments: the United States and Canada; Europe, Middle East, Africa and Asia Pacific, or EMEA/ APAC; and Latin America. United States and Canada is our largest segment and comprised 66% of total revenues and 81% of operating income, excluding unallocated corporate general and administrative expenses, in fiscal 2005. EMEA/ APAC comprised 30% of total revenues and 11% of operating income, excluding unallocated corporate general and administrative expenses, and Latin America comprised the remaining 4% of revenues and 8% of operating income, excluding unallocated corporate general and administrative expenses, in fiscal 2005.
      We generate revenue from three sources:

•	sales at our company restaurants;

•	royalties and franchise fees paid to us by our franchisees; and

•	property income from restaurants that we lease or sublease to franchisees.
      We refer to sales generated at our company restaurants and franchise restaurants as system-wide sales. In fiscal 2005, franchise restaurants generated approximately 90% of system-wide sales. Royalties paid by franchisees are based on a percentage of franchise restaurant sales and are recorded as franchise revenues. Franchise fees and franchise renewal fees are recorded as revenues in the year received. In fiscal 2005, company restaurant and franchise revenues represented 73% and 21% of total revenues, respectively. The remaining 6% of total revenues was derived from property income.
      We have a higher percentage of franchise restaurants to company restaurants than our major competitors in the fast food hamburger restaurant category. We believe that this restaurant ownership mix provides us with a strategic advantage because the capital required to grow and maintain our system is funded primarily by franchisees while giving us a sizable base of company restaurants to demonstrate credibility with our franchisees in launching new initiatives. As a result of the high percentage of franchise restaurants in our system, we have lower capital requirements compared to our major competitors. Moreover, due to the steps that we have taken to improve the health of our franchise system in the United States and Canada, we expect that this mix will produce more stable earnings and cash flow in the future. However, our franchisee dominated business model also presents a number of drawbacks, such as our limited control over franchisees and limited ability to facilitate changes in restaurant ownership.
      At the time of our December 2002 acquisition of BKC from Diageo plc, we faced significant challenges, including declining average restaurant sales, low restaurant profitability, shrinking U.S. restaurant count, financial distress in our franchise system in the United States and Canada, menu and marketing strategies that did not resonate with customers, relationships with our franchisees that were strained and poor service in many of our restaurants. We also experienced significant senior management turnover after the acquisition. These factors led to disappointing financial performance for the remainder of fiscal 2003 and fiscal 2004.
      Our management team has implemented a number of strategic initiatives to stabilize and improve overall operations and financial performance. These strategic initiatives included:

•	launching an award-winning advertising and promotion program focused on our core customers (consumers who reported eating at a fast food hamburger outlet nine or more times in a month);

•	implementing a new product development process aimed at improving our menu and generating a pipeline of new products;

•	improving restaurant operations, including interior cleanliness, food temperature and speed of service, through our operational excellence programs, as measured by third-party vendors and our employees;

•	improving our communication and relationships with our franchisees;

•	providing assistance to franchisees in the United States and Canada that were in financial distress primarily due to over-leverage through our Franchisee Financial Restructuring Program, or the FFRP program;

•	integrating our domestic and international operations and support functions to provide the foundation on which to operate as a global brand by aligning core business functions such as marketing, operations, and finance and standardizing menu design, product development, and standards for customer service;

•	expanding our international presence and entering new international markets;

•	improving restaurant profitability by introducing cost reduction and profit improvement programs for our franchisees in the United States through arrangements with strategic vendors; and

•	developing a new, smaller restaurant design to make Burger King a more attractive investment to existing and potential franchisees by reducing the non-real estate costs associated with building a new restaurant. The current average non-real estate costs associated with building a new restaurant using that design have decreased approximately 25% from approximately $1.2 million using the prior design to approximately $900,000. These savings are partially due to a smaller restaurant design, which is primarily driven by a change in consumer preference from dine-in to drive-thru (60% of U.S. system-wide sales are currently made at the drive-thru).
      Our achievements to date include:

•	eight consecutive quarters of positive comparable sales growth in the United States as compared to negative comparable sales growth in the previous seven consecutive quarters, our best comparable sales growth in a decade;

•	an 11% increase in average restaurant sales in the United States over the past two fiscal years and continued growth in the first nine months of fiscal 2006;

•	a significant reduction in the number of franchise restaurants in the United States and Canada in the FFRP program, which declined from over 2,540 in August 2003 to approximately 125 as of March 31, 2006, demonstrating the improved financial health of our franchise system accomplished primarily through franchisee financial restructurings, as well as the closing of approximately 400 restaurants participating in the FFRP program and our acquisition of approximately 150 franchise restaurants;

•	a significantly improved collection rate of franchisee royalty and advertising contribution payments (defined as collections divided by billings on a one-month trailing basis) from 91% during the six months ended June 30, 2003 and fiscal 2004 to 100% in fiscal 2005 and the first nine months of fiscal 2006; and

•	increasing net income from $5 million in fiscal 2004 to $47 million in fiscal 2005, with EBITDA increasing 65%, from $136 million in fiscal 2004 to $225 million in fiscal 2005. Net income decreased from $45 million in the first nine months of fiscal 2005 to $37 million (including a $14 million pre-tax debt extinguishment charge and the $33 million pre-tax compensatory make-whole payment) in the first nine months of fiscal 2006. EBITDA increased 22%, from $180 million to $219 million over the same nine-month period. See Note 3 to the Selected Consolidated Financial and Other Data for a definition of EBITDA, its calculation and a description of its usefulness to management.
Our Business

Revenues
      System-wide revenues are heavily influenced by brand advertising, menu selection and initiatives to improve restaurant operations. Company restaurant revenues are affected by comparable sales, timing of company restaurant openings and closings, acquisitions by us of franchise restaurants and sales of company restaurants to franchisees. Royalties are paid to us based on a percentage of franchise restaurant sales, while franchise fees are paid upon the opening of a new franchise restaurant, or the renewal of an existing franchise agreement. Our property revenues represent income we earn under leasing and subleasing arrangements with our franchisees. Royalties, franchise fees and property revenues from franchisees are affected primarily by sales at franchise restaurants, the timing of franchise restaurant openings and closings and the financial strength and stability of the franchise system.

Costs and Expenses
      Company restaurants incur three types of operating expenses:

•	food, paper and other product costs, which represent the costs of the food and beverages that we sell to consumers in company restaurants;

•	payroll and employee benefits costs, which represent the wages paid to company restaurant managers and staff, as well as the cost of their health insurance, other benefits and training; and

•	occupancy and other operating costs, which represent all other direct costs of operating our company restaurants, including the cost of rent or real estate depreciation (for restaurant properties owned by us), depreciation on equipment, repairs and maintenance, insurance, restaurant supplies, and utilities.
      As average restaurant sales increase, we can leverage payroll and employee benefits costs and occupancy and other costs, resulting in a direct improvement in restaurant profitability. As a result, we believe our continued focus on increasing average restaurant sales will result in improved profitability to our system-wide restaurants.

      Our general and administrative expenses include the costs of field management for company and franchise restaurants, costs of our operational excellence programs (including program staffing, training and Clean & Safe certifications), and corporate overhead, including corporate salaries and facilities. We believe that our current staffing and structure will allow us to expand our business globally without increasing general and administrative expenses significantly. Our selling expenses are comprised of advertising and bad debt expenses. Selling, general and administrative expenses also include amortization of intangible assets and management fees paid to the sponsors under our management agreement with them.
      Property expenses include costs of depreciation and rent on properties we lease and sublease to franchisees, respectively.
      Items classified as other operating expenses, net include gains and losses on asset and business disposals, impairment charges, settlement losses recorded in connection with acquisitions of franchise operations, gains and losses on foreign currency transactions and other miscellaneous items.

Advertising Funds
      We promote our brand and products by advertising in all the countries and territories in which we operate. In countries where we have company restaurants, such as the United States, Canada, the United Kingdom and Germany, we manage an advertising fund for that country by collecting required advertising contributions from company and franchise restaurants and purchasing advertising and other marketing initiatives on behalf of all Burger King restaurants in that country. These advertising contributions are based on a percentage of sales at company and franchise restaurants. We do not record advertising contributions collected from franchisees as revenues or expenditures of these contributions as expenses. Amounts which are contributed to the advertising funds by company restaurants are recorded as selling expenses. In countries where we manage an advertising fund, we plan the marketing calendar in advance based on expected contributions for that year into the fund. To the extent that contributions received exceed advertising and promotional expenditures, the excess contributions are recorded as accrued advertising liability on our consolidated balance sheets. If franchisees fail to make the expected contributions, we may not be able to continue with our marketing plan for that year unless we make additional contributions into the fund. These additional contributions are also recorded as selling expenses. In fiscal 2005, we made $15 million in additional contributions and we made no significant payments in the first nine months of fiscal 2006.
Key Business Measures
      We track our results of operations and manage our business by using three key business measures, comparable sales growth, average restaurant sales and system-wide sales growth. These measures are analyzed on a constant currency basis, which means they are calculated using the same exchange rate over the periods under comparison, to remove the effects of currency fluctuations from these trend analyses. We believe these constant currency measures provide a more meaningful analysis of our business by identifying the underlying business trend, without distortion from the effect of foreign currency movements.

Comparable Sales Growth
      Comparable sales growth refers to the change in restaurant sales in one period from a comparable period for restaurants that have been open for thirteen months or longer. We believe comparable sales growth is a key indicator of our performance, as influenced by our initiatives and those of our competitors.

				For the
	For the			Nine Months
	Fiscal Year Ended			Ended
	June 30,			March 31,

	2003	2004	2005	2005	2006

	(In constant currencies)
Comparable Sales Growth:
United States and Canada	(7.0)%	(0.5)%	6.6%	8.5%	2.7%
EMEA/ APAC	(3.4)	5.4	2.8	2.9	0.2
Latin America	3.6	4.0	5.5	6.7	1.5
Total System-Wide	(5.9)%	1.0%	5.6%	7.0%	2.0%
      Our fiscal 2003 and early fiscal 2004 results were negatively affected by competitive discounting, particularly in the United States and Canada. Comparable sales growth in the United States and Canada began to improve in the second half of fiscal 2004 as a result of our strategic initiatives, including new premium products, our new advertising campaigns targeting our core customers and our operational excellence programs. In the United States and Canada, our comparable sales performance improved significantly in fiscal 2005, as we continued to make improvements to our menu, advertising and operations. The improved financial health of our franchise system in fiscal 2005 and lower comparable sales in fiscal 2004 also contributed to our exceptionally strong fiscal 2005 comparable sales performance.
      The comparable sales growth performance in EMEA/ APAC has been led by positive sales performance in markets such as Spain and Turkey partially offset by poor sales performance in the United Kingdom and Germany. Latin America demonstrated strong results in the three-year period and continues to grow, driven by our franchise restaurants.
      Comparable sales growth continued to improve for the nine months ended March 31, 2006, driven by new products and marketing and operational initiatives, but did not increase at the same rate due to the high growth rate in the first nine months of fiscal 2005, as described above, to which the first nine months of fiscal 2006 is compared. We believe that our system-wide comparable sales growth for the nine months ended March 31, 2006 is more indicative of our future performance than the higher comparable sales growth that we achieved in fiscal 2005.

Average Restaurant Sales
      Average restaurant sales is an important measure of the financial performance of our restaurants and changes in the overall direction and trends of sales. Average restaurant sales is influenced by comparable sales performance and restaurant openings and closings.

				For the
	For the			Nine Months
	Fiscal Year Ended			Ended
	June 30,			March 31,

	2003	2004	2005	2005	2006

	(In thousands)
	(In constant currencies)
Average Restaurant Sales	$972	$994	$1,066	$791	$814
      Our improvement in average restaurant sales in fiscal 2004 and fiscal 2005 was primarily due to improved comparable sales, the opening of new restaurants and closure of under-performing restaurants. Our comparable sales increased by 1% and 5.6% in fiscal 2004 and 2005, respectively, driven primarily by our strategic initiatives related to operational excellence, advertising and our menu. Additionally, we and our franchisees closed 1,314 restaurants between fiscal 2003 and fiscal 2005. Approximately 70% of these closures were franchise restaurants in the United States, which had average restaurant sales of approximately $630,000 in the 12 months prior to closure. We and our franchisees also opened 93 new restaurants in the United States between fiscal 2004 and 2005, of which 74 were open for at least 12 months as of March 31, 2006. The average restaurant sales of these new restaurants was approximately $1.3 million for the 12 months ended March 31, 2006. We expect that closures of under-performing restaurants, combined with continued improvements to average restaurant sales of existing restaurants and strong sales at new restaurants, to result in financially stronger operators throughout our franchise base.

System-Wide Sales Growth
      System-wide sales refer to sales at all company and franchise restaurants. System-wide sales and system-wide sales growth are important indicators of:

•	the overall direction and trends of sales and operating income on a system-wide basis; and

•	the effectiveness of our advertising and marketing initiatives.

				For the
	For the			Nine Months
	Fiscal Year Ended			Ended
	June 30,			March 31,

	2003	2004	2005	2005	2006

	(In constant currencies)
System-Wide Sales Growth:
United States and Canada	(8.0)%	(2.2)%	4.9%	7.3%	0.6%
EMEA/ APAC	7.4	11.5	7.9	7.8	5.5
Latin America	1.6	8.4	14.5	15.2	12.5
Total System-Wide	(4.7)%	1.2%	6.1%	7.9%	2.4%
      The increases in system-wide sales growth in fiscal 2004 and fiscal 2005 primarily reflected improved comparable sales in all regions and sales at 618 new restaurants opened during that two-year period, which were partially offset by the closing of 849 under-performing restaurants during the same two-year period. This improving trend continued during the nine months ended March 31, 2006, when comparable sales continued to increase on a system-wide basis although at a slower rate due to the high growth rate in the first nine months of fiscal 2005, to which the first nine months of fiscal 2006 is compared. Additionally, there were 231 restaurant openings during the period, partially offset by 226 restaurant closings during the same period. We expect restaurant closures to continue to decline and that restaurant openings will gradually accelerate. We believe that our system-wide sales growth for the nine months ended March 31, 2006 is more indicative of our future performance than the higher system-wide sales growth that we achieved in fiscal 2005.
      Following a pattern of declining sales in fiscal 2003 and the first half of fiscal 2004, sales in the United States and Canada increased 4.9% in fiscal 2005, primarily due to the implementation of our strategic initiatives related to advertising, our menu and our operational excellence programs. Our system-wide sales in the United States and Canada increased slightly in the first nine months of fiscal 2006, primarily as a result of positive comparable sales growth partially offset by restaurant closings. We had 6,712 franchise restaurants in the United States and Canada at March 31, 2006, compared to 6,999 franchise restaurants at March 31, 2005.
      EMEA/ APAC demonstrated strong system-wide sales growth during the three-year period which reflected growth in several markets, including Germany, Spain, the Netherlands and smaller markets in the Mediterranean and Middle East. Partially offsetting this growth was the United Kingdom, where changes in consumer preferences away from the FFHR category have adversely affected sales for us. We opened 71 restaurants (net of closures) in EMEA/ APAC during fiscal 2005 and 79 (net of closures) during the first nine months of fiscal 2006, increasing our total system restaurant count in this segment to 2,735 at March 31, 2006.

      Latin America’s system-wide sales growth was driven by new restaurant openings and strong comparable sales from fiscal 2003 through fiscal 2005. We opened 62 restaurants (net of closures) in Latin America during fiscal 2005 and 57 (net of closures) during the first nine months of fiscal 2006, increasing our total system restaurant count in this segment to 785 at March 31, 2006.
Factors Affecting Comparability of Results

Purchase Accounting
      The acquisition of BKC was accounted for using the purchase method of accounting, or purchase accounting, in accordance with Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 141, Business Combinations. Purchase accounting required a preliminary allocation of the purchase price to the assets acquired and liabilities assumed at their estimated fair market values at the time of our acquisition of BKC in fiscal 2003. In December 2003, we completed our fair market value calculations and finalized the adjustments to these preliminary purchase accounting allocations. As part of finalizing our assessment of fair market values, we reviewed all of our lease agreements worldwide. Some of our lease payments were at below-market lease rates while other lease payments were at above-market lease rates. In cases where we were making below-market lease payments, we recorded an asset reflecting this favorable lease. We amortize this intangible asset over the underlying lease term, which has the effect of increasing our rent expense on a non-cash basis to the market rate. Conversely, in cases where we were making above-market lease payments, we recorded a liability reflecting this unfavorable lease. We amortize this liability over the underlying lease term, which has the effect of decreasing our rent expense on a non-cash basis to the market rate.
      During fiscal 2004 and fiscal 2005, we recorded a net benefit from favorable and unfavorable lease amortization of $51 million and $29 million, respectively. The fiscal 2004 unfavorable and favorable benefit was higher than fiscal 2005 primarily as a result of final adjustments to our purchase price allocation which resulted in a higher benefit of $19 million associated with favorable and unfavorable lease amortization. The favorable and unfavorable lease benefit and other miscellaneous adjustments were partially offset by $18 million of incremental depreciation expense, resulting in a net benefit of $2 million in fiscal 2004, when we finalized our purchase accounting allocations.
      In addition to the amortization of these favorable and unfavorable leases, purchase accounting resulted in certain other items that affect the comparability of the results of operations between us and our predecessor, including changes in asset carrying values (and related depreciation and amortization), expenses related to incurring the debt that financed the acquisition that were capitalized and amortized as interest expense, and the recognition of intangible assets (and related amortization).

Historical Franchisee Financial Distress
      During the second half of fiscal 2003, we began to experience delinquencies in payments of royalties, advertising fund contributions and rents from certain franchisees in the United States and Canada. In February 2003, we initiated the FFRP program designed to proactively assist franchisees experiencing financial difficulties due to over-leverage and other factors including weak sales, the impact of competitive discounting on operating margins and poor cost management. Under the FFRP program, we worked with those franchisees with strong operating track records, their lenders and other creditors to attempt to strengthen the franchisees’ financial condition. The FFRP program also resulted in closing unviable franchise restaurants and our acquisition of certain under-performing franchise restaurants in order to improve their performance. In addition, we entered into agreements to defer certain royalty payments, which we did not recognize as revenue during fiscal 2004, and acquired a limited amount of franchisee debt, often as part of broader agreements to acquire franchise restaurants or real estate. We also contributed funds to cover shortfalls in franchisee advertising contributions. See “— Other Commercial Commitments and Off-Balance Sheet Arrangements” for further information about the support we committed to provide in connection with the FFRP program, including an aggregate remaining commitment of $35 million to fund certain loans to renovate franchise restaurants, to make renovations to certain restaurants that we lease or sublease to franchisees, and to provide rent relief and/or contingent cash flow subsidies to certain franchisees.
      Franchise system distress had a significant impact on our results of operations during these periods:

					For the
	For the				Nine Months
	Fiscal Year Ended				Ended
	June 30,				March 31,

	2003	2004	2005		2005	2006

	(In millions)
Revenues:
Revenue not recognized	$—	$22	$(3	) (1)	$—	$—
Selling, general and administrative:
Bad debt expense	53	11	1		2	(1)
Incremental advertising contributions	49	41	15		15	2
Internal and external costs of FFRP program administration	3	11	12		9	—

Total effect on selling, general and administrative	$105	$63	$28		$26	$1
Other operating expenses (income), net:
Reserves on acquired debt, net	—	19	4		4	(2)
Other, net	—	1	4		4	1

Total effect on other operating expenses (income), net	—	20	8		8	(1)

Total effect on income from operations	$105	$105	$33		$34	$—

(1)	This amount reflects the collection and recognition of revenue that was not recognized in fiscal 2004.
     As a result of the franchisees’ distress, we did not recognize revenues associated with royalties and rent for certain franchise restaurants where collection was uncertain in fiscal 2004, although we retained the legal right pursuant to the applicable franchise agreement to collect these amounts. In accordance with SFAS No. 45, we recognize revenue for the previously unrecognized revenue at the time such amounts are actually collected. In addition, provisions for bad debt expense were significantly higher than historical levels during fiscal 2003 and 2004, as a result of a substantial increase in past due receivables. As brand advertising is a significant element of our success, we contributed an incremental $49 million, $41 million and $15 million to the U.S. and Canada advertising fund for each of fiscal 2003, 2004 and 2005, respectively, to fund the shortfall in franchisee contributions. We also incurred significant internal and external costs to manage the FFRP program. During the first nine months of fiscal 2006, we did not make significant incremental advertising contributions.
      We believe the FFRP program has significantly improved the financial health and performance of our franchisee base in the United States and Canada. We believe that restaurant profitability has increased. Franchise restaurant average restaurant sales in the United States and Canada has improved from $973,000 in fiscal 2003 to $1.07 million in fiscal 2005. Our collection rates, which we define as collections divided by billings on a one-month trailing basis, also improved during this period. Collection rates in the United States and Canada have improved from 91% during the six months ended June 30, 2003 and for fiscal 2004 to 100% in fiscal 2005, which reflects the improvement of our franchise system’s financial health. During the first nine months of fiscal 2006, our collections have remained at 100%, consistent with fiscal 2005.
      Our franchisees are independent operators, and their decision to incur indebtedness is generally outside of our control. Although franchisees may experience financial distress in the future due to over-leverage, we believe that there are certain factors that may reduce the likelihood of such a recurrence. We have established a compliance program to monitor the financial condition of restaurants that were formerly in the FFRP program. We review our collections on a monthly basis to identify potentially distressed franchisees. Further, we believe that the best way to reduce the likelihood of another wave of franchisee financial distress in our system is for us to focus on driving sales growth and improving restaurant profitability, and that the successful implementation of our business strategy will help us to achieve these objectives.
      We believe the investments we made historically in the FFRP program will continue to provide a return to us in the form of a reinvigorated franchise system in the United States and Canada.

Our Global Reorganization
      After our acquisition of BKC, we retained consultants to assist us in the review of the management and efficiency of our business, focusing on our operations, marketing, supply chain and corporate structure. In connection with these reviews, we reorganized our corporate structure to allow us to operate as a global brand, including through the elimination of certain corporate and international functions. Also in connection with those reviews, we implemented operational initiatives, which have helped us improve restaurant operations.
      In connection with these reviews and the resulting corporate restructuring, we incurred costs of $10 million, $22 million and $17 million in fiscal 2003, fiscal 2004 and fiscal 2005, respectively, consisting primarily of consulting and severance-related costs, which included severance payments, outplacement services and relocation costs. The following table presents, for the periods indicated, such costs:

				For the
	For the			Nine Months
	Fiscal Year Ended			Ended
	June 30,			March 31,

	2003	2004	2005	2005	2006

	(In millions)
Consulting fees	$1	$14	$2	$2	$—
Severance-related costs of the global reorganization	9	8	15	8	—

Total	$10	$22	$17	$10	$—

Results of Operations
      The following table presents, for the periods indicated, our results of operations:

						For the Nine Months Ended
	For the Fiscal Year Ended June 30,					March 31,

	2003	2004		2005		2005	2006

			Increase/		Increase/			Increase/
	Amount	Amount	(Decrease)	Amount	(Decrease)	Amount	Amount	(Decrease)

	(In millions, except percentages)
Revenues:
Company restaurant revenues	$1,174	$1,276	9%	$1,407	10%	$1,043	$1,122	8%
Franchise revenues	368	361	(2)%	413	14%	306	309	1%
Property revenues	115	117	2%	120	3%	88	84	(5)%

Total revenues	$1,657	$1,754	6%	$1,940	11%	$1,437	$1,515	5%
Company restaurant expenses	1,022	1,087	6%	1,195	10%	886	961	8%
Selling, general and administrative expenses	478	482	1%	496	3%	363	361	(1)%
Property expenses	55	58	5%	64	10%	43	42	(2)%
Impairment of goodwill	875	—	*	—	*	—	—	*
Other operating expenses (income), net	32	54	69%	34	(37)%	18	(5)	(128)%

Total operating costs and expenses	$2,462	$1,681	(32)%	$1,789	6%	$1,310	$1,359	4%
(Loss) income from operations	(805)	73	*	151	107%	127	156	23%
Interest expense, net	81	64	(21)%	73	14%	53	53	0%
Loss on early extinguishment of debt	—	—	—	—	—	—	14	*

(Loss) income before income taxes	$(886)	$9	*	$78	*	$74	$89	*
Income tax (benefit) expense	(18)	4	*	31	*	29	52	*

Net (loss) income	$(868)	$5	*	$47	*	$45	$37	(18)%

*	Not meaningful.
Nine Months Ended March 31, 2006 Compared to Nine Months Ended March 31, 2005

Revenues
      Company restaurant revenues increased 8% to $1,122 million in the first nine months of fiscal 2006 compared to the same period in fiscal 2005, primarily as a result of the acquisition of 79 franchise restaurants since March 31, 2005 and positive comparable sales in the United States and Canada. Partially offsetting these factors were negative comparable sales in EMEA/ APAC and Latin America.
      In the United States and Canada, company restaurant revenues increased 12% to $761 million in the first nine months of fiscal 2006 compared to the same period in fiscal 2005, primarily as a result of positive comparable sales and the acquisition of 78 franchise restaurants, most of which were located in the United States.
      Company restaurant revenues decreased 3% to $319 million in EMEA/ APAC, primarily as a result of negative comparable sales in the United Kingdom and Germany, where 77% of our EMEA/ APAC company restaurants were located at March 31, 2006, partially offset by strong performance in the Netherlands. In Latin America, company restaurant revenues increased 17%, as revenues generated by ten new company restaurants were partially offset by negative comparable sales.

      Franchise revenues increased 1% to $309 million in the first nine months of fiscal 2006 compared to the same period in fiscal 2005. Comparable sales increased at franchise restaurants in all segments during the first nine months of fiscal 2006, and 284 new franchise restaurants were opened since the end of the third quarter of fiscal 2005, including 253 new international franchise restaurants. Offsetting these factors was the elimination of royalties from 390 franchise restaurants that were closed or acquired by us, primarily in the United States and Canada.
      Franchise revenues decreased 1% to $197 million in the United States and Canada in the first nine months of fiscal 2006 compared to the same period in fiscal 2005, primarily as a result of the elimination of royalties from 316 franchise restaurants that were closed or acquired by us, partially offset by positive comparable sales.
      Our EMEA/ APAC franchisees opened 121 new franchise restaurants, net of closures, since March 31, 2005 resulting in a 4% increase in franchise revenues to $87 million in the first nine months of fiscal 2006 compared to the same period in fiscal 2005. Latin America franchise revenues increased 19% to $25 million during the first nine months of fiscal 2006 compared to the same period in fiscal 2005, primarily as a result of 72 new franchise restaurants, net of closures, since March 31, 2005 and positive comparable sales.
      Property revenues decreased by 5% to $84 million in the first nine months of fiscal 2006 compared to the same period in fiscal 2005, as a result of a decrease in the number of properties that we lease or sublease to franchisees due to franchise restaurants that were closed or acquired by us. On a segment basis, property revenues increased 3% in the United States and Canada to $62 million, primarily as a result of higher contingent rent payments resulting from increased franchise restaurant sales, partially offset by the effect of franchise restaurants that were closed or acquired by us. Our EMEA/ APAC property revenues decreased 21% to $22 million, primarily as a result of the closure of certain franchise restaurants in fiscal 2005 and the first nine months of fiscal 2006.

Operating Costs and Expenses

Company restaurant expenses
      Food, paper and product costs increased 9% to $351 million, primarily as a result of an 8% increase in company restaurant revenues. As a percentage of company restaurant revenues, food, paper and product costs increased 0.4% to 31.3% during the first nine months of fiscal 2006 compared to the same period in fiscal 2005, primarily due to increases in beef prices and competitive discounting in Europe.
      On a segment basis, food, paper and product costs increased 12% to $242 million in the United States and Canada in the first nine months of fiscal 2006 compared to the same period in fiscal 2005, primarily as a result of a 12% increase in company restaurant revenues. Food, paper and product costs decreased 0.2% to 31.8% of company restaurant revenues in the United States and Canada.
      Food, paper and product costs increased 3% to $94 million in EMEA/ APAC, primarily as a result of increased beef prices in Europe and competitive discounting in Germany, where 52% of our EMEA/ APAC company restaurants were located at March 31, 2006, partially offset by a 3% decrease in company restaurant revenues. Food, paper and product costs increased to 29.4% of company restaurant revenues in EMEA/ APAC in the first nine months of fiscal 2006 from 27.8% of company restaurant revenues in the same period in fiscal 2005.
      Food, paper and product costs increased 13% in Latin America in the first nine months of fiscal 2006 compared to the same period in fiscal 2005, primarily as a result of a 15% increase in company restaurant revenues.
      During the first nine months of fiscal 2006, payroll and employee benefits costs increased 7% to $330 million, or 29.4% of company restaurant revenues compared to the first nine months of fiscal 2005, when payroll and employee benefits costs were 29.6% of company restaurant revenues. Payroll and employee benefits costs have continued to increase in fiscal 2006 as a result of increases in wages and other costs of labor, particularly health insurance, as well as an increase in the number of company restaurants from the acquisition of franchise restaurants. Partially offsetting these increased costs was a reduction in the labor required to operate our restaurants, due to our operational excellence programs and operational efficiency programs implemented in Europe.
      On a segment basis, payroll and employee benefits costs increased 14% to $230 million in the United States and Canada in the first nine months of fiscal 2006 compared to the same period in fiscal 2005, primarily as a result of the acquisition of 78 franchise restaurants and increased wages and health insurance benefit costs. Payroll and employee benefits costs were 30.3% of company restaurant revenues in the United States and Canada in the first nine months of fiscal 2006, compared to 30.0% in the first nine months of fiscal 2005, as efficiency gains resulting from our operational excellence initiatives partially offset these higher costs.
      In EMEA/ APAC, payroll and employee benefits costs decreased 6% to $95 million in the first nine months of fiscal 2006 compared to the same period in fiscal 2005, as a result of operational efficiency programs implemented in Europe in connection with our global reorganization. Payroll and employee benefits costs decreased to 29.7% of company restaurant revenues in EMEA/ APAC in the first nine months of fiscal 2006 compared to 30.7% in the first nine months of fiscal 2005 as a result of these programs.
      In Latin America, where labor costs are lower than in the United States and Canada and EMEA/ APAC segments, payroll and employee benefits costs increased 14% to $5 million in the first nine months of fiscal 2006 compared to the same period in fiscal 2005, primarily as a result of ten new company restaurant openings since March 31, 2005. Payroll and employee benefits costs were 11.6% of company restaurant revenues in Latin America in the first nine months of fiscal 2006 and 2005.
      Occupancy and other operating costs include amortization of unfavorable and favorable leases from our acquisition of BKC, which resulted in a reduction in occupancy and other operating expenses. The net reduction in occupancy and other operating costs resulting from amortization of unfavorable and favorable leases was $12 million during the first nine months of fiscal 2006 compared to $16 million in the same period in fiscal 2005, primarily as a result of the termination of certain unfavorable leases. Excluding unfavorable and favorable lease amortization, occupancy and other operating costs increased 7% to $292 million in the first nine months of fiscal 2006, primarily as a result of our acquisition of franchise restaurants and new company restaurant openings, as well as increased costs, such as utilities and restaurant supplies.
      On a segment basis, occupancy and other operating costs increased to 24.3% of company restaurant revenues in the United States and Canada in the first nine months of fiscal 2006 compared to 24.1% in the first nine months of fiscal 2005, primarily as a result of acquired restaurants and increased utility and restaurant supply costs.
      In EMEA/ APAC, occupancy and other operating costs increased to 26.5% of company restaurant revenues in the first nine months of fiscal 2006, compared to 25.8% in the same period in fiscal 2005, as a result of decreased restaurant sales and the closure of certain restaurants with high rents, partially offset by increased utilities in the segment and increased rents in the United Kingdom.
      Occupancy and other operating costs increased to 23.9% of company restaurant revenues in Latin America in the first nine months of fiscal 2006 compared to 20.2% in the first nine months of fiscal 2005, primarily as a result of a decrease in comparable sales and increased utility costs.

Worldwide selling, general and administrative expenses
      Selling, general and administrative expenses decreased by $2 million to $361 million during the first nine months of fiscal 2006 compared to the same period in fiscal 2005. We recorded the compensatory make-whole payment of $33 million and related taxes of $2 million as compensation expense in the third quarter of fiscal 2006. Our board decided to pay the compensatory make-whole payment because it recognized that the payment of the February 2006 dividend and the February 2006 financing would decrease the value of the equity interests of holders of our options and restricted stock unit awards as these holders were not otherwise entitled to receive the dividend. Our board also recognized that the holders of our options and restricted stock unit awards had significantly contributed to the improvement in our business performance and equity value over the past two years. Accordingly, it decided to pay the same amount of the February 2006 dividend, on a per share basis, to the holders of our options and restricted stock unit awards to compensate them for this potential decline in the value of their equity interests.
      Additionally, our acquisition of 78 franchise restaurants resulted in increased general and administrative expenses related to the management of our company restaurants. Offsetting these increased expenses was a $34 million reduction in expenses related to franchise system distress and our global reorganization costs in the first nine months of fiscal 2006 compared to the comparable period in fiscal 2005.
      Under the management agreement with the sponsors, which we entered into in connection with our acquisition of BKC, we paid a management fee to the sponsors equal to 0.5% of our total current year revenues, which amount was limited to 0.5% of the prior year’s total revenues. Management fee expense was $7 million in both nine-month periods. In February 2006, we entered into an agreement with the sponsors to pay a termination fee of $30 million to the sponsors to terminate the management agreement upon completion of an initial public offering of common stock.

Property expenses
      Property expenses decreased by $1 million to $42 million in the first nine months of fiscal 2006 from the same period in fiscal 2005, as a result of a decrease in the number of properties that we lease or sublease to franchisees, primarily due to restaurant closures and our acquisition of franchise restaurants. Property expenses were 35% of property revenues in the United States and Canada in the first nine months of fiscal 2006 compared to 32% in the first nine months of fiscal 2005. Our property expenses in EMEA/ APAC approximate our property revenues because most of the EMEA/ APAC property operations consist of properties that are subleased to franchisees on a pass-through basis.

Worldwide other operating expenses (income), net
      Other operating income, net was $5 million in the first nine months of fiscal 2006 compared to other operating expenses, net of $18 million in the same period in fiscal 2005. Other operating income, net was comprised primarily of gains on property disposals and other miscellaneous items in the nine months ended March 31, 2006. Other operating expenses, net, in the first nine months of fiscal 2005 consisted primarily of (i) $5 million of settlement losses recorded in connection with the acquisition of franchise operations in the United States, (ii) $4 million of reserves recorded on franchisee debt acquired in the United States, (iii) $4 million of costs associated with the FFRP program in the United States and Canada and (iv) $4 million of losses on lease terminations and property disposals in the United Kingdom.

Operating income
      In the first nine months of fiscal 2006, our operating income increased by $29 million to $156 million compared to the same period in fiscal 2005, primarily as a result of improved restaurant sales and the improved financial health of our franchise system and reduced costs of our global reorganization. See Note 19 to our audited consolidated financial statements contained herein for segment information disclosed in accordance with SFAS No. 131.
      Operating income in the United States and Canada increased by $26 million to $219 million in the first nine months of fiscal 2006 compared to the same period in fiscal 2005, primarily as a result of increased sales and reductions in the negative effect of franchise system distress, which decreased by $34 million in the first nine months of fiscal 2006 compared to the same period in fiscal 2005. The decrease in the negative effect of franchise system distress was comprised primarily of a $13 million reduction in incremental advertising contributions and a $9 million reduction in costs of FFRP administration, both of which resulted from the improved financial health of our franchise system. These improvements were partially offset by a $3 million reduction in franchise revenues as a result of franchise restaurant closures.
      Operating income in EMEA/ APAC increased by $15 million to $51 million in the first nine months of fiscal 2006 compared to the same period in fiscal 2005, as a result of an $12 million reduction in losses on property disposals and other income and expense items, a $3 million decrease in selling, general and administrative expenses attributable to the effects of our global reorganization and a $3 million increase in franchise revenues, partially offset by a $6 million decrease in margins from company restaurants driven primarily by results in the United Kingdom and Germany, due to decreased sales, increased beef prices and occupancy costs, including rents and utilities.
      Operating income in Latin America increased by $3 million to $22 million in the first nine months of fiscal 2006 compared to the same period in fiscal 2005, primarily as a result of increased revenues.
      Our unallocated corporate expenses increased 12% to $136 million in the first nine months of fiscal 2006 compared to the same period in fiscal 2005, primarily as a result of the compensation expense recorded in connection with the compensatory make-whole payment of $33 million and related taxes of $2 million, partially offset by the elimination of $7 million of global reorganization costs and a $5 million decrease in incentive compensation costs, resulting from changes to certain benefit plans.

Interest expense, net
      Interest expense, net was $53 million in the first nine months of fiscal 2006 and fiscal 2005. Interest expense was $59 million in the first nine months of fiscal 2006 and fiscal 2005, as the effect of increased borrowings was offset by lower interest rates as a result of our July 2005 and February 2006 refinancings. Interest income was approximately $6 million in the first nine months of fiscal 2006 and fiscal 2005, as increased interest rates offset a reduction in cash invested.

Loss on early extinguishment of debt
      In connection with our July 2005 financing and February 2006 financing, $14 million of deferred financing fees were recorded as a loss on early extinguishment of debt.

Income tax expense
      Income tax expense increased $23 million to $52 million in the first nine months of fiscal 2006 from the same period in fiscal 2005, partially due to a $15 million increase in income before income taxes in the first nine months of fiscal 2006 compared to the first nine months of fiscal 2005. In addition, our effective tax rate increased by 19% for the first nine months of fiscal 2006 to 58%. The higher effective tax rate is primarily attributable to adjustments to deferred tax asset valuation reserves in certain foreign countries and higher tax expense associated with adjustments to valuation reserves, established during purchase accounting, which are required to be applied against intangible assets recorded in purchase accounting rather than recording a benefit to tax expense. The adjustments to these valuation reserves resulted from our ability to utilize net operating losses as a result of improved operations in certain foreign countries.

Net Income
      Our net income decreased 18% to $37 million in the first nine months of fiscal 2006 compared to the same period in fiscal 2005. This reduction resulted primarily from $35 million of compensation expense recorded in connection with the compensatory make-whole payment and related taxes, the $14 million loss recorded on the early extinguishment of debt in connection with our July 2005 refinancing and February 2006 financing and increased income tax expense, which were partially offset by increased revenues and reduced costs of franchise system distress and our global reorganization.

Fiscal Year Ended June 30, 2005 Compared to Fiscal Year Ended June 30, 2004

Revenues
      Company restaurant revenues increased 10% to $1,407 million in fiscal 2005 as a result of strong comparable sales in the United States and Canada and Latin America, where approximately 76% of our company restaurants are located.
      In the United States and Canada, company restaurant revenues increased 15% to $923 million, primarily as a result of strong comparable sales generated from the implementation of strategic initiatives related to our menu, advertising and operational excellence programs, as well as the acquisition of 99 franchise restaurants.
      In EMEA/ APAC and Latin America, company restaurant revenues increased 1% and 8%, respectively, to $435 million and $49 million, respectively, primarily as a result of new restaurant openings and positive comparable sales.
      Franchise revenues increased 14% to $413 million in fiscal 2005 as a result of improved sales at franchise restaurants in all segments.
      Franchise revenues increased 15% to $269 million in the United States and Canada in fiscal 2005, primarily as a result of the implementation of our menu, marketing and operational excellence initiatives and the improved financial condition of our franchise system. In addition to increased royalties from improved franchise restaurant sales, we recognized $3 million of franchise revenues not previously recognized in the United States and Canada, compared to $17 million of franchise revenues not recognized in fiscal 2004. Partially offsetting these factors was the elimination of royalties from franchise restaurants that were closed or acquired by us in fiscal 2005.
      In EMEA/ APAC, our franchisees opened 165 new franchise restaurants in fiscal 2005, contributing to a 3% net increase in the number of EMEA/ APAC franchise restaurants from fiscal 2004. This increase in franchise restaurants and positive comparable sales in EMEA/ APAC resulted in a 13% increase in franchise revenues to $114 million. In Latin America, franchise revenues increased 17% to $30 million, primarily as a result of 65 new franchise restaurants and positive comparable sales.
      Property revenues increased 3% to $120 million in fiscal 2005. On a segment basis, property revenues increased 1% and 5%, respectively, in the United States and Canada and EMEA/ APAC to $83 million and $37 million, respectively. Our fiscal 2004 property revenues in the United States and Canada excluded $5 million of property revenues not recognized, partially offset by $3 million of revenues recognized in connection with finalizing our purchase accounting allocations.

Operating Costs and Expenses

Company restaurant expenses
      Food, paper and product costs increased 12% to $437 million in fiscal 2005, primarily as a result of a 10% increase in company restaurant revenues. Food, paper and product costs increased 0.5% to 31.1% of company restaurant revenues in fiscal 2005, primarily as a result of increases in the price of beef in the United States.
      On a segment basis, food, paper and product costs increased 16% to $297 million in the United States and Canada, primarily as a result of a 15% increase in company restaurant revenues. Food, paper and product costs increased 0.3% to 32.1% of company restaurant revenues in the United States and Canada, primarily as a result of increases in the price of beef. Food, paper and product costs increased 2% to $122 million in EMEA/ APAC and 7% to $18 million in Latin America, primarily as a result of increased company restaurant revenues in EMEA/ APAC and Latin America of 1% and 8%, respectively.
      Payroll and employee benefits costs increased 9% to $415 million in fiscal 2005 as a result of increased wages, health insurance and training expenses, as well as the acquisition of franchise restaurants in fiscal 2005. Payroll and employee benefits costs decreased 0.4% to 29.5% of company restaurant revenues in fiscal 2005 as higher costs of wages and health insurance benefits were more than offset by increasing restaurant sales and efficiency gains from our operational excellence programs to reduce the labor required to operate our restaurants.
      On a segment basis, payroll and employee benefits costs increased 12% to $276 million in the United States and Canada in fiscal 2005, primarily as a result of the acquisition of franchise restaurants and increased wages and health insurance benefit costs. Payroll and employee benefits costs were 29.9% of company restaurant revenues in the United States and Canada in fiscal 2005, compared to 30.8% in fiscal 2004, primarily as a result of leveraging payroll costs from increased sales and efficiency gains resulting from our operational improvement initiatives.
      In EMEA/ APAC, payroll and employee benefits costs increased 3% to $134 million in fiscal 2005, primarily as a result of new company restaurants in Germany and increased wages and benefits costs. Payroll and employee benefits costs were 30.8% of company restaurant revenues in EMEA/ APAC in fiscal 2005, compared to 30.3% in fiscal 2004.
      In Latin America, payroll and employee benefits costs increased 12% to $6 million, primarily as a result of new company restaurants. Payroll and employee benefits costs were 11.4% of company restaurant revenues in Latin America in fiscal 2005, compared to 11.0% in fiscal 2004.
      The net reduction to occupancy and other operating costs resulting from the amortization of unfavorable and favorable leases was $20 million in fiscal 2005, compared to $37 million in fiscal 2004. Excluding this net reduction and depreciation adjustments of $14 million recorded in fiscal 2004 when we finalized our purchase accounting allocations, occupancy and other operating costs increased 8% to $363 million in fiscal 2005. This increase resulted primarily from the acquisition of franchise restaurants and increases in certain other operating costs, such as rents and utilities. Excluding this net reduction and the other adjustments, occupancy and other operating costs decreased as a percentage of company restaurant revenues to 25.8% in fiscal 2005 from 26.4% in fiscal 2004.
      On a segment basis, occupancy and other operating costs, excluding the favorable and unfavorable lease amortization and the fiscal 2004 depreciation adjustments discussed above, were 24.5% of company restaurant revenues in the United States and Canada in fiscal 2005 compared to 26.5% in fiscal 2004, primarily as a result of leveraging base rents from increased sales.
      In EMEA/ APAC, occupancy and other operating costs, excluding the favorable and unfavorable lease amortization and the fiscal 2004 depreciation adjustments discussed above, were 28.6% of company restaurant revenues in fiscal 2005 compared to 26.9% in fiscal 2004, primarily as a result of increased rents and utilities in the United Kingdom.
      Occupancy and other operating costs, excluding the favorable and unfavorable lease amortization and fiscal 2004 depreciation adjustments discussed above, were 23.4% of company restaurant revenues in Latin America in fiscal 2005 compared to 20.1% in fiscal 2004, primarily as a result of increased utility costs.

Worldwide selling, general and administrative expenses
      Selling, general and administrative expenses increased 3% to $496 million in fiscal 2005. General and administrative costs increased 10% to $408 million in fiscal 2005, while our selling expenses decreased 21% to $88 million in fiscal 2005.
      General and administrative expenses included $29 million and $33 million of costs associated with the FFRP program’s administration and severance and consulting fees incurred in connection with our global reorganization in fiscal 2005 and fiscal 2004, respectively. Our fiscal 2005 general and administrative cost increases also included $14 million of incremental incentive compensation as a result of improved restaurant operations and our improved financial performance, as well as $7 million of increased costs associated with operational excellence initiatives. Our remaining general and administrative expense increases in fiscal 2005 were attributable to the acquisition of franchise restaurants and increases in restaurant operations and business development teams, particularly in EMEA/ APAC where our general and administrative expenses increased by $18 million in fiscal 2005. Management fee expense paid to the sponsors totaled $9 million and $8 million in fiscal 2005 and fiscal 2004, respectively.
      The decrease in selling expenses is attributable to a decrease in advertising expense and bad debt expense. Our bad debt expense decreased to $1 million in fiscal 2005 from $11 million in fiscal 2004 and our incremental advertising expense resulting from franchisee non-payment of advertising contributions was $15 million in fiscal 2005 compared to $41 million in fiscal 2004. These improvements resulted from the strengthening of our franchise system during fiscal 2005. We do not expect to incur significant incremental marketing expenses as a result of franchisee non-payment of advertising contributions in fiscal 2006. Partially offsetting these reductions were incremental advertising expenses for company restaurants opened or acquired in fiscal 2005.

Property expenses
      The net reduction to property expenses resulting from the amortization of unfavorable and favorable leases was $9 million in fiscal 2005, compared to $14 million in fiscal 2004. Excluding the amortization of unfavorable and favorable leases and other adjustments recorded when we finalized our purchase accounting allocations in fiscal 2004, property expenses increased 6% to $73 million in fiscal 2005. Excluding the amortization of unfavorable and favorable leases and the other adjustments discussed above, property expenses decreased to 60.8% of property revenues in fiscal 2005 from 61.4% in fiscal 2004. Also excluding the amortization of unfavorable and favorable leases and the other adjustments discussed above, property expenses were 42.5% of property revenues in the United States and Canada in fiscal 2005 compared to 45.2% in fiscal 2004. This improvement is primarily attributable to the non-recognition of $5 million in property revenues in fiscal 2004.

Worldwide other operating expenses (income), net

	For the
	Fiscal Year
	Ended
	June 30,

	2004	2005

	(In millions)
Losses on asset disposals	$15	$13
Impairment of long-lived assets	—	4
Impairment of investments in franchisee debt	19	4
Impairment of investments in unconsolidated investments	4	—
Litigation settlements and reserves	4	2
Other, net	12	11

Total other operating expenses (income), net	$54	$34

      Gains and losses on asset disposals are primarily related to exit costs associated with restaurant closures and gains and losses from selling company restaurants to franchisees. In fiscal 2005, the United States and Canada recorded $7 million in net losses on asset disposals compared to $6 million in fiscal 2004. EMEA/ APAC recorded $6 million in net losses on asset disposals in fiscal 2005, compared to $8 million in fiscal 2004, including a loss of $3 million recorded in connection with the refranchising of company restaurants in Sweden.
      All of the fiscal 2005 and $12 million of the fiscal 2004 impairment of investments in franchisee debt related to our assessments of the net realizable value of certain third-party debt of franchisees that we acquired, primarily in connection with the FFRP program in the United States and Canada. The remaining fiscal 2004 impairment of debt investments was recorded in connection with the forgiveness of a note receivable from an unconsolidated affiliate in Australia.

      Other, net included $5 million of settlement losses recorded in connection with the acquisition of franchise restaurants and $5 million of costs associated with the FFRP program in fiscal 2005 in the United States and Canada. In fiscal 2004, other, net included $3 million of losses from unconsolidated investments in EMEA/ APAC and $2 million each of losses from transactions denominated in foreign currencies, property valuation reserves, and re-branding costs related to our operations in Asia.

Operating income
      In fiscal 2005, our operating income increased by $78 million to $151 million, primarily as a result of increased revenues and the improved financial health of our franchise system.
      Operating income in the United States and Canada increased by $140 million to $255 million in fiscal 2005, primarily as a result of increased revenues and a reduction in the negative effect of franchise system distress, which decreased by $72 million in fiscal 2005 in the United States and Canada. This decrease was comprised primarily of a $25 million increase in franchise and property revenue recognition, a $26 million reduction in incremental advertising contributions and a $15 million reduction in reserves on acquired debt, all of which resulted from the improved financial health of our franchise system.
      EMEA/ APAC operating income decreased by $59 million to $36 million in fiscal 2005, as a result a number of factors, including: (i) a $16 million decrease in margins from company restaurants, as a result of higher operating costs, (ii) a $12 million increase in selling, general and administrative expenses to support growth, (iii) a $6 million increase in expenses related to our global reorganization, (iv) $9 million of lease termination and exit costs, including $8 million in the United Kingdom, and (v) $2 million of litigation settlement costs in Asia.
      Operating income in Latin America decreased by $1 million to $25 million in fiscal 2005, primarily as a result of higher company restaurant expenses. Our unallocated corporate expenses increased 1% to $165 million in fiscal 2005.

Interest expense, net
      Interest expense, net increased 14% to $73 million in fiscal 2005 due to higher interest rates related to term debt and debt payable on our payment-in-kind, or PIK notes to Diageo plc and the private equity funds controlled by the sponsors incurred in connection with our acquisition of BKC. Interest income was $9 million in fiscal 2005, an increase of $5 million from fiscal 2004, primarily as a result of an increase in cash and cash equivalents due to improved cash provided by operating activities and increased interest rates on investments.

Income tax expense
      Income tax expense increased $27 million to $31 million in fiscal 2005 primarily due to the $69 million increase in income before income taxes in fiscal 2005. Our effective tax rate declined by 4.7% for fiscal 2005 to 39.7%, partially offsetting the effect of the increase in income before income taxes. The majority of the change in our effective tax rate is attributable to adjustments to our valuation allowances related to deferred tax assets in foreign countries and certain state income taxes in fiscal 2005. See Note 12 to our audited consolidated financial statements for further information regarding our effective tax rate and valuation allowances.

Net Income
      In fiscal 2005, our net income increased by $42 million to $47 million. This improvement resulted primarily from increased revenues as described above, a decrease in expenses related to franchise system distress, particularly bad debt expense, incremental advertising fund contributions and reserves recorded on acquired franchisee debt, and a decrease in global reorganization costs.

Fiscal Year Ended June 30, 2004 Compared to Fiscal Year Ended June 30, 2003
      All references to fiscal 2003 are to the twelve months ended June 30, 2003, derived by adding the audited results of operations of our predecessor from July 1, 2002 through December 12, 2002 to the audited results of our operations from December 13, 2002 through June 30, 2003. The combined financial data for fiscal 2003 have not been audited on a combined basis, do not comply with generally accepted accounting principles and are not intended to represent what our operating results would have been if the acquisition of BKC had occurred at the beginning of the period.
      We do not believe that the combined financial data for fiscal 2003 are comparable to our current results of operations as our predecessor operated under a different ownership, management and capital structure. In addition, our acquisition of BKC was accounted for under the purchase method of accounting which also affects comparability.

Revenues
      Company restaurant revenues increased 9% to $1,276 million in fiscal 2004 as a result of positive comparable sales due to the implementation of our menu, advertising and operational excellence initiatives and the acquisition of 38 franchise restaurants, most of which were located in the United States.
      In the United States and Canada, company restaurant revenues increased 5% to $802 million, primarily as a result of positive comparable sales and the acquisition of 37 franchise restaurants, primarily in the United States.
      In EMEA/ APAC and Latin America, company restaurant revenues increased 18% and 5%, respectively, to $429 million and $45 million, respectively, primarily as a result of new restaurant openings.
      Franchise revenues declined 2% to $361 million in fiscal 2004 due to the financial distress of our franchise system in the United States and Canada.
      Franchise revenues decreased 10% to $234 million in the United States and Canada in fiscal 2004, as a result of the effects of franchise system distress. A total of 318 under-performing franchise restaurants closed in the United States and Canada in fiscal 2004, compared to 43 new franchise restaurants that opened. Our franchise revenues were also affected in fiscal 2004 by the non-recognition of $17 million of franchise revenues related to franchisees in the United States and Canada from which collection of royalties was not reasonably assured due to their deteriorating financial condition.
      In EMEA/ APAC, franchise revenues increased by 20% to $102 million in fiscal 2004, primarily as a result of 109 franchise restaurant openings, net of closures. In Latin America, franchise revenues increased 10% to $25 million, primarily as a result of 49 new franchise restaurants, net of closures, and positive comparable sales. These increases in EMEA/ APAC and Latin America franchise revenues partially offset the impact of franchise system distress on franchise revenues in the United States and Canada.
      Property revenues increased 2% to $117 million in fiscal 2004. On a segment basis, property revenues decreased 6% in the United States and Canada, primarily as a result of restaurant closures. Additionally, our fiscal 2004 United States and Canada property revenues excluded $5 million of revenues not recognized, partially offset by $3 million of revenue recognized in connection with finalizing our purchase accounting allocations. Property revenues increased 14% to $37 million in EMEA/ APAC in fiscal 2005, primarily as a result of an increase in the number of properties leased to franchisees.

Operating Costs and Expenses

Company restaurant expenses
      Food, paper and product costs increased 9% to $391 million in fiscal 2004, principally as a result of increased sales volume. Food, paper and product costs remained a consistent percentage of company restaurant revenues in fiscal 2004 and fiscal 2003, as an increase in the price of beef was mitigated by the introduction of premium products and a strategic shift in our menu strategy to discontinue lower margin products and Whopper discounting during fiscal 2004.
      On a segment basis, food, paper and product costs increased 6% to $255 million in the United States and Canada in fiscal 2004, primarily as a result of a 5% increase in company restaurant sales. Food, paper and product costs increased 0.5% to 31.8% of company restaurant revenues in the United States and Canada in fiscal 2004 primarily as a result of increases in the price of beef, partially offset by reductions in discounting and the introduction of premium products with higher margins. Food, paper and product costs increased 17% to $119 million in EMEA/ APAC and 6% to $17 million in Latin America in fiscal 2004, primarily as a result of increased company restaurant revenues of 18% and 5%, respectively.
      Payroll and employee benefits costs increased 9% to $382 million in fiscal 2004 as a result of increased wages, health insurance and training expenses, as well as the acquisition of 38 franchise restaurants in fiscal 2004. Payroll and employee benefits increased 0.2% to 29.9% of company restaurant revenues in fiscal 2004 as higher costs of wages and health insurance benefits were partially offset by increasing restaurant sales and efficiency gains from our strategic initiatives to improve restaurant profitability and from our operational excellence programs to reduce the labor required to operate our restaurants.
      On a segment basis, payroll and employee benefits costs increased 5% to $247 million in the United States and Canada in fiscal 2004, primarily as a result of the acquisition of franchise restaurants and increased wages and health insurance benefit costs. Payroll and employee benefits costs were 30.8% of company restaurant revenues in the United States and Canada in fiscal 2004 compared to 30.7% in fiscal 2003.
      In EMEA/ APAC, payroll and employee benefits costs increased 19% to $130 million in fiscal 2004, primarily as a result of new company restaurants in Germany and increased wages and benefits costs. Payroll and employee benefits costs were 30.3% of company restaurant revenues in EMEA/ APAC in fiscal 2004, compared to 30.0% in fiscal 2003.
      In Latin America, payroll and employee benefits costs increased 2% to $5 million in fiscal 2004, primarily as a result of new company restaurants. Payroll and employee benefits costs were 11.0% of company restaurant revenues in Latin America in fiscal 2004, compared to 11.5% in fiscal 2003.
      Occupancy and other operating costs remained flat at $314 million in each of fiscal 2004 and fiscal 2003 as increased depreciation expense arising from purchase accounting, the acquisition of franchise restaurants and increases in certain other operating costs, such as utilities in the United States and rent in the United Kingdom, were offset by the amortization of unfavorable and favorable leases.
      On a segment basis, occupancy and other operating costs, excluding unfavorable and favorable lease amortization and other adjustments recorded when we finalized our purchase accounting allocations in fiscal 2004, were 26.5% of company restaurant revenues in the United States and Canada in fiscal 2004 compared to 25.6% in fiscal 2003, primarily as a result of increased depreciation arising from purchase accounting.
      In EMEA/ APAC, occupancy and other operating costs, excluding unfavorable and favorable lease amortization and the aforementioned fiscal 2004 depreciation adjustment, were 26.9% of company restaurant revenues in fiscal 2004 compared to 29.5% in fiscal 2003, primarily as a result of increased sales.
      Occupancy and other operating costs, excluding unfavorable and favorable lease amortization and the aforementioned fiscal 2004 depreciation adjustment, were 20.1% of company restaurant revenues in Latin America in fiscal 2004 compared to 20.3% in fiscal 2003.

Worldwide selling, general and administrative expenses
      Selling, general and administrative expenses increased 1% to $482 million in fiscal 2004. General and administrative costs increased 17% to $371 million in fiscal 2004, while our selling expenses decreased 31% to $111 million in fiscal 2004.
      General and administrative expenses included $33 million and $13 million of costs associated with FFRP program administration and severance and consulting fees incurred in connection with our global reorganization in fiscal 2004 and fiscal 2003, respectively. Our fiscal 2004 general and administrative cost increases also included $14 million of incremental incentive compensation as a result of improved restaurant operations and our improved financial performance, $3 million of incremental depreciation expense, as a result of finalizing purchase accounting, and $3 million of increased costs associated with our operational excellence programs. Our remaining general and administrative expense increases in fiscal 2004 were attributable to increases in restaurant operations and business development teams in EMEA/ APAC where our general and administrative expenses increased by $14 million in fiscal 2004. Partially offsetting these increases was the elimination of $14 million in corporate expenses, primarily due to savings from our global reorganization. Management fee expense paid to the sponsors totaled $5 million for the period December 13, 2002 to June 30, 2003. Prior to our acquisition of BKC, $1 million in management fees were paid to Diageo plc for the period July 1, 2002 to December 12, 2002.
      Selling expenses decreased in fiscal 2004 as a result of a decrease in bad debt expenses and advertising expenses. Our bad debt expense decreased to $11 million in fiscal 2004 from $53 million in fiscal 2003, partially as a result of our non-recognition of $22 million in franchise and property revenues in fiscal 2004, and partially as a result of improvements in our collection rates in the second half of fiscal 2004. Our incremental advertising expense resulting from franchisee non-payment of advertising contributions was $41 million in fiscal 2004 compared to $49 million in fiscal 2003. Additional factors affecting our selling expenses were incremental advertising expenses for company restaurants opened or acquired in fiscal 2004.

Property expenses
      Property expenses increased 5% to $58 million in fiscal 2004 primarily due to increased depreciation expense arising from a net increase in asset carrying values in connection with the purchase accounting allocations we finalized in fiscal 2004, offset in large part by the amortization of unfavorable and favorable leases. Excluding the amortization of unfavorable and favorable leases and other fiscal 2004 purchase accounting adjustments, property expenses were 45.2% of property revenues in the United States and Canada, where we recorded the fair value adjustments to certain properties we lease to franchisees under direct financing-type capital leases, in fiscal 2004 compared to 28.7% in fiscal 2003.

Impairment of goodwill
      Our predecessor recorded a goodwill impairment charge of $875 million in fiscal 2003 in connection with a reduction to the purchase price paid in our acquisition of BKC, $709 million of which was recorded in the United States and Canada and $166 million of which was recorded in EMEA/ APAC. The purchase price was reduced prior to the completion of the acquisition as a result of BKC’s deteriorating financial performance and franchise system financial distress.

Worldwide other operating expenses (income), net

	For the
	Fiscal Year
	Ended
	June 30,

	2003	2004

	(In millions)
Losses on asset disposals	$(3)	$15
Impairment of long-lived assets	52	—
Impairment of investments in franchisee debt	—	19
Impairment of investments in unconsolidated investments	—	4
Litigation settlements and reserves	(5)	4
Other, net	(12)	12

Total other operating expenses (income), net	$32	$54

      Of the impairment of long-lived assets in fiscal 2003, $35 million pertained to the Burger King brand, which was impaired in the United States and Canada in connection with the reduction in the purchase price paid for our acquisition of BKC. The remaining long-lived asset impairment charges in fiscal 2003 pertained to long-lived assets in Europe, which were impaired as a result of deteriorating financial performance in that region.
      Other, net includes a gain of $7 million in fiscal 2003, recorded in connection with the final settlement of the bankruptcy of a former supplier in the United States, prior to our acquisition of BKC. The remaining components of fiscal 2003 other, net are comprised primarily of $10 million in net gains from foreign exchange forward contracts and transactions denominated in foreign currency. During fiscal 2003, we carried large intercompany balances with our international subsidiaries, which were subject to gains and losses from foreign currency translation. During fiscal 2004, we reduced this exposure to foreign currency translation by substantially settling these intercompany balances.

Operating income
      In fiscal 2004, our operating income increased by $878 million to $73 million, primarily as a result of the elimination of the $875 million goodwill and $35 million brand impairment charges recorded in fiscal 2003.
      In the United States and Canada, where $709 million of the goodwill and all of the brand impairment charges were recorded, operating income increased by $666 million to $115 million. Increased general and administrative expenses and losses on asset disposals partially offset the elimination of the goodwill and brand impairment charges in fiscal 2004.
      EMEA/ APAC operating income increased by $238 million to $95 million, primarily as a result of the elimination of $166 million in goodwill impairment charges and $17 million in long-lived asset impairment charges in fiscal 2004, as well from increased revenues.
      Operating income in Latin America increased by $4 million to $26 million in fiscal 2004, primarily as a result of increased revenues.
      Our unallocated corporate expenses increased $30 million to $163 million in fiscal 2004, primarily as a result of increased incentive compensation due to improved financial and operational performance.

Interest expense, net
      Interest expense, net was $64 million in fiscal 2004, compared to $81 million in fiscal 2003. Included in the $81 million for fiscal 2003 was $43 million of interest paid to Diageo plc by our predecessor, and $33 million of interest related to the debt financing used to complete our acquisition of BKC. Interest income increased to $4 million in fiscal 2004 from $3 million in fiscal 2003.

Income tax expense
      We recorded an income tax benefit of $18 million in fiscal 2003 related to our loss before income taxes.

Net Income
      Our net income was $5 million in fiscal 2004 compared to a net loss of $868 million in fiscal 2003. The comparability of our net income and income from operations is affected by purchase accounting subsequent to our acquisition of BKC in December 2002 and goodwill and brand impairment of $875 million and $35 million, respectively, in fiscal 2003.
Quarterly Financial Data
      The following table presents unaudited consolidated income statement data for each of the eleven fiscal quarters in the period ended March 31, 2006. The operating results for any quarter are not necessarily indicative of the results for any future period. These quarterly results were prepared in accordance with generally accepted accounting principles and reflect all adjustments that are, in the opinion of management, necessary for a fair statement of the results.

	Three Months Ended

	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,
	2003	2003	2004	2004	2004	2004	2005	2005	2005	2005	2006

	(In millions)
Company restaurant revenues	$309	$315	$310	$342	$350	$354	$339	$364	$375	$379	$368
Franchise revenues	95	79	83	104	102	104	100	107	105	104	100
Property revenues	30	24	33	30	29	30	29	32	28	29	27

Total revenues	$434	$418	$426	$476	$481	$488	$468	$503	$508	$512	$495
Company restaurant expenses:
Food, paper and product costs	94	97	93	107	108	110	104	115	118	119	114
Payroll and employee benefits	92	95	95	100	103	101	104	107	110	109	111
Occupancy and other operating costs	80	73	80	81	87	81	88	87	91	93	96

Total company restaurant expenses	266	265	268	288	298	292	296	309	319	321	321
Selling, general and administrative expenses	125	110	108	139	112	125	126	133	101	112	148
Property expenses	16	6	20	16	14	15	14	21	14	14	14
Other operating expenses (income), net	3	8	20	23	1	2	15	16	2	(5)	(2)

Total operating costs and expenses	410	389	416	466	425	434	451	479	436	442	481

Income (loss) from operations	24	29	10	10	56	54	17	24	72	70	14

Net income (loss)	$4	$9	$(5)	$(3)	$21	$23	$1	$2	$22	$27	$(12)

      Restaurant sales are affected by the timing and effectiveness of our advertising, new products and promotional programs. Our results of operations also fluctuate from quarter to quarter as a result of seasonal trends and other factors, such as the timing of restaurant openings and closings and our acquisition of franchise restaurants as well as variability of the weather. Restaurant sales are typically higher in our fourth and first fiscal quarters, which are the spring and summer months when weather is warmer, than in our second and third fiscal quarters, which are the fall and winter months. Restaurant sales during the winter are typically highest in December, during the holiday shopping season. Our restaurant sales and company restaurant margins are typically lowest during our third fiscal quarter, which occurs during the winter months and includes February, the shortest month of the year.

      New restaurants typically have lower operating margins for three months after opening, as a result of start-up expenses. Similarly, many franchise restaurants that we acquire are under-performing and continue to have lower margins before we make operational improvements. The timing of new restaurant openings has not caused a material fluctuation in our quarterly results of operations. However, we acquired 80 franchise restaurants in the fourth quarter of fiscal 2005 and the first nine months of fiscal 2006, which resulted in increased revenues and operating expenses in the first three quarters of fiscal 2006 compared to fiscal 2005.
      Our quarterly results also fluctuate due to the timing of expenses and charges associated with franchisee distress, our global reorganization, gains and losses on asset and business disposals, impairment charges, and settlement losses recorded in connection with acquisitions of franchise restaurants. Our results of operations for the quarter ended September 30, 2005 also reflect a $13 million loss on the early extinguishment of debt, recorded in connection with our July 2005 refinancing, and our results of operations for the quarter ended March 31, 2006 reflect the $33 million compensatory make-whole payment and $2 million of related taxes as compensation expense.
Liquidity and Capital Resources

Overview
      Historically, our cash flow from operations has been positive. Our cash flow from operations for the second half of fiscal 2006 will be adversely affected by our payment of the compensatory make-whole payment and the sponsor management termination fee. As a result of our proposed realignment of our European and Asian businesses, we expect to incur approximately $125 to $143 million in tax liability, which is expected to be partially offset by the utilization of approximately $25 million of net operating loss carryforwards and other foreign tax credits and be paid in the first quarter of fiscal 2007. We also expect to incur $10 million in other related costs associated with this realignment during calendar 2006.
      We had cash and cash equivalents of $197 and $432 million at March 31, 2006 and June 30, 2005, respectively. In addition, we currently have a borrowing capacity of $108 million under our $150 million revolving credit facility (net of $42 million in letters of credit issued under the revolving credit facility). We do not expect to borrow funds to meet our expected capital expenditures or other expenses for the foreseeable future unless we incur higher than expected costs in connection with our proposed realignment of our European and Asian businesses.
      We expect that cash on hand, cash flow from operations and our borrowing capacity under our revolving credit facility will allow us to meet cash requirements, including capital expenditures and debt service payments, in the short-term and for the foreseeable future.
      If additional funds are needed for strategic initiatives or other corporate purposes, we believe we could borrow additional funds or raise funds through the issuance of our securities or asset sales.

July 2005 Refinancing, February 2006 Financing and Dividend, the Compensatory Make-Whole Payment and the Sponsor Management Termination Fee
      On July 13, 2005, BKC entered into a $1.15 billion senior secured credit facility guaranteed by us, which we refer to as the July 2005 refinancing and which consisted of a $150 million revolving credit facility, a $250 million term loan, which we refer to as term loan A, and a $750 million term loan, which we refer to as term loan B. We used $1 billion in proceeds from the term loans A and B, $47 million of the revolving credit facility, and cash on hand to repay in full the existing senior secured credit facility and payment-in-kind notes payable to Diageo plc, the private equity funds controlled by the sponsors and certain directors that we incurred in connection with our acquisition of BKC and to pay $16 million in financing costs.
      On February 15, 2006, we and BKC amended and restated the senior secured credit facility in order to declare and pay the February 2006 dividend and pay the compensatory make-whole payment and the sponsor management termination fee. At that time, we also borrowed an additional $350 million under our senior secured credit facility, all the proceeds of which were used to pay, along with $50 million of cash on hand, the February 2006 dividend, the compensatory make-whole payment and financing costs and expenses. The amendments replaced the $746 million then outstanding under term loan B with a new term loan B, which we refer to as term loan B-1, in an amount of $1.096 billion.
      The interest rate under the senior secured credit facility for term loan A and the revolving credit facility is at our option either (a) the greater of the federal funds effective rate plus 0.50% and the prime rate, which we refer to as ABR, plus a rate not to exceed 0.75%, which varies according to our leverage ratio or (b) LIBOR plus a rate not to exceed 1.75%, which varies according to our leverage ratio. The interest rate for term loan B-1 is at our option either (a) ABR, plus a rate of 0.50% or (b) LIBOR plus 1.50%, in each case so long as our leverage ratio remains at or below certain levels (but in any event not to exceed 0.75%, in the case of ABR loans, and 1.75% in the case of LIBOR loans).
      The quarterly principal payments will begin on September 30, 2006 for term loan A and began on March 31, 2006 for term loan B-1 and the level of required principal repayments will increase over time. The maturity dates of term loan A, term loan B-1, and amounts drawn under the revolving credit facility are June 2011, June 2012, and June 2011, respectively.
      The senior secured credit facility contains customary financial and other covenants and restrictions. For more information on our senior secured credit facility, see “Description of Our Credit Facility.”
      We used the $350 million in additional borrowings under the February 2006 financing and $55 million in cash on hand to pay the $367 million February 2006 dividend and the $33 million compensatory make-whole payment on February 21, 2006 and $5 million in financing costs and expenses. We expect to use almost all of the net proceeds from this offering to repay $350 million of the amounts outstanding under our senior secured credit facility with the balance used for general corporate purposes. We also expect to pay the one-time $30 million sponsor management termination fee upon completion of this offering.

Other Debt Facilities
      As of March 31, 2006, we had agreements with foreign banks to provide lines of credit in an aggregate amount of $4 million. We had no outstanding borrowings under these lines of credit at March 31, 2006.

Comparative Cash Flows
      Operating Activities. Cash flows from operating activities were $21 million and $151 million in the first nine months of fiscal 2006 and fiscal 2005, respectively. The $130 million decrease was due primarily to the payment of interest on the PIK notes in connection with our July 2005 refinancing, partially offset by improved collections from franchisees and increases in net income. Our cash flow from operations will be negatively affected by our payment of the compensatory make-whole payment and the sponsor management termination fee in the second half of fiscal 2006.
      Cash flows from operating activities increased to $218 million in fiscal 2005, compared to $199 million and $81 million for fiscal 2004 and fiscal 2003, respectively, primarily as a result of improved operating results.
      Investing Activities. Cash used in investing activities was $42 million in the first nine months of fiscal 2006 and cash used by investing activities was $243 million in the first nine months of fiscal 2005. The $201 million decrease was due primarily to the net purchase of securities available for sale in the first nine months of fiscal 2005, and by reduced spending on acquisitions of franchisee operations and debt in the first nine months of fiscal 2005.
      Cash used in investing activities was $5 million in fiscal 2005 compared to $184 million in fiscal 2004 and $587 million in fiscal 2003. In fiscal 2005, $122 million of securities purchased as short-term investments in fiscal 2004 were sold for $122 million. In fiscal 2003, we used $439 million to partially fund the acquisition of our predecessor and pay costs incurred in connection with the acquisition. In fiscal 2005, we acquired franchise restaurants for $28 million compared to $6 million in fiscal 2004 and $14 million in fiscal 2003. We also acquired third party debt and loaned an aggregate of $24 million to franchisees in fiscal 2005 compared to $19 million in fiscal 2004.
      Historically, the most significant ongoing component of our investing activities was for capital expenditures to open new company restaurants, remodel and maintain restaurant properties to our standards and to develop our corporate infrastructure in connection with our acquisition of BKC, particularly investment in information technology. The following table presents capital expenditures, by type of expenditure:

				For the
	For the			Nine Months
	Fiscal Year Ended			Ended
	June 30,			March 31,

	2003	2004	2005	2005	2006

	(In millions)
New restaurants	$23	$22	$26	$12	$12
Real estate purchases	4	5	5	4	5
Maintenance capital	81	43	44	25	26
Other, including corporate	34	11	18	10	5

Total	$142	$81	$93	$51	$48

      Maintenance capital includes renovations to company restaurants, including restaurants acquired from franchisees, investments in new equipment and normal annual capital investments for each company restaurant to maintain its appearance in accordance with our standards, which typically range from $10,000 to $15,000 per restaurant per year. Maintenance capital also includes investments in improvements to properties we lease and sublease to franchisees, including contributions we make towards improvements completed by franchisees.
      Other capital expenditures include significant investments in information technology systems, as well as investments in technologies for deployment in restaurants, such as point-of-sale software.
      Capital expenditures increased $12 million to $93 million in fiscal 2005, primarily as a result of increased development of new restaurants, improvements to acquired restaurants, and funding of corporate projects, partially offset by decreased spending on new equipment for company restaurants. Our fiscal 2003 capital expenditures reflect investments to remodel company restaurants and properties leased or subleased to franchisees, as well as substantial investments in corporate projects, primarily related to information technology as we continued to invest in a new corporate infrastructure, which our predecessor initiated in fiscal 2003.
      We expect capital expenditures of approximately $98 million in fiscal 2006, of which $48 million was spent and $11 million was contractually committed as of March 31, 2006. In addition, we expect cash requirements for acquiring restaurants in fiscal 2006 to range from $10 million to $15 million, of which $7 million was spent as of March 31, 2006.
      Financing Activities. Financing activities used cash of $214 million and $1 million in the first nine months of fiscal 2006 and fiscal 2005, respectively. The $213 million increase was due primarily to cash used in our July 2005 refinancing.
      Financing activities used cash of $2 million and provided cash of $3 million and $719 million in fiscal 2005, fiscal 2004 and fiscal 2003, respectively. Cash provided by financing activities in fiscal 2003 related primarily to the financing of our acquisition of BKC.

Realignment of our European and Asian businesses
      During fiscal 2005, we realigned our business to operate as a global brand by moving to common systems and platforms, standardizing our marketing efforts, and introducing a uniform product offering supplemented by offerings targeting local consumer preferences. We also reorganized our international management structure by instituting a regional structure for the United States and Canada, EMEA/ APAC and Latin America.
      To further this initiative, we currently plan to regionalize the activities associated with managing our European and Asian businesses, including our intellectual property in EMEA/ APAC, in a new European and a new Asian holding company. Each of these new holding companies is expected to be responsible in its region for (a) management, development and expansion of the Burger King trade names and trademarks, (b) management of existing and future franchises and licenses for both franchise and company-owned restaurants, and (c) collections and redeployment of funds. Currently, all of our foreign intellectual property assets are owned by a U.S. company, with the result that all cash flows currently return to the United States and then are transferred back to these regions to fund their growing capital requirements. We believe this change will more closely align the intellectual property to the respective regions, provide funding in the proper regions and lower our effective tax rate going forward.
      According to our current plans, the new holding companies anticipate acquiring the intellectual property rights from BKC, a U.S. company, in a transaction that would generate a taxable gain for BKC in the United States. As a result of this transfer, we expect to incur approximately $125 to $143 million in tax liability in the first quarter of 2007. We expect to partially offset this tax payment by the utilization of approximately $25 million of net operating loss carryforwards and other foreign tax credits and fund the payment from cash on hand or borrowings under our revolving credit facility. Approximately $100 million of existing deferred tax liability associated with this intellectual property would be eliminated in connection with this transaction and any difference between the deferred tax liability and the cash tax payment would be recognized as a prepaid tax asset and amortized over a period of approximately 10 years. We are currently in the process of finalizing our plans to execute this realignment. The final amount of taxes required to be paid and the impact to the consolidated financial statements will depend on the final structure, timing and implementation steps.
      In addition to tax costs, we expect to incur consulting, legal, information technology, finance and relocation costs of approximately $10 million during calendar 2006 to implement this realignment. The relocation costs would be incurred and paid in connection with the relocation of certain key officers, finance, accounting and legal staff of the EMEA/ APAC businesses to locations within Europe and Asia.
Contractual Obligations and Commitments
      The following table presents information relating to our contractual obligations as of June 30, 2005, except for long-term debt, which reflects our debt balance as of February 28, 2006, after giving effect to the February 2006 financing:

	Payment Due by Period

		Less Than			More Than
Contractual Obligations	Total	1 Year	1-3 Years	3-5 Years	5 Years

	(In millions)
Capital lease obligations	$112	$11	$20	$19	$62
Operating lease obligations(1)	1,359	143	266	220	730
Long-term debt, including current portion and interest(2)(3)	1,867	77	244	294	1,252

Total	$3,338	$231	$530	$533	$2,044

(1)	Operating lease obligations include lease payments for company restaurants and franchise restaurants that sublease the property from us. Rental income from these franchisees was $88 million and $91 million for fiscal 2004 and fiscal 2005, respectively.

(2)	We have estimated our interest payments based on (i) projected LIBOR rates, (ii) the portion of our debt we converted to fixed rates through interest rate swaps and (iii) the amortization schedule of the debt.

(3)	We intend to use the net proceeds of this offering to repay certain long term debt. See “Use of Proceeds.”

     As of June 30, 2005, we leased 1,132 restaurant properties to franchisees. At June 30, 2005, we also leased land, buildings, office space and warehousing under operating leases, and leased or subleased land and buildings that we own or lease, respectively, to franchisees under operating leases. In addition to the minimum obligations included in the table above, contingent rentals may be payable under certain leases on the basis of a percentage of sales in excess of stipulated amounts. See Note 14 to our audited consolidated financial statements for further information about our leasing arrangements.
      As of June 30, 2005, the projected benefit obligation of our defined benefit pension plans exceeded pension assets by $88 million. We have historically used Moody’s long-term corporate bond yield indices for Aa bonds (“Moody’s Aa rate”), plus an additional 25 basis points to reflect the longer duration of our plans, as the discount rate used in the calculation of the projected benefit obligation as of the measurement date. The Moody’s Aa rate as of the March 31, 2005 measurement date for fiscal 2006 was 5.61%, resulting in a discount rate of 5.86%. We made contributions totaling $17 million into our pension plans during fiscal 2005. Estimates of reasonably likely future pension contributions are dependent on future events outside our control, such as future pension asset performance, future interest rates, future tax law changes, and future changes in regulatory funding requirements. We estimate contributions to our pension plans in fiscal year 2006 will be $1 million and estimated benefit payments will be $4 million.
      In November 2005, we announced the curtailment of our pension plans in the United States and we froze future pension benefit accruals, effective December 31, 2005. These plans will continue to pay benefits and invest plan assets. We recognized a one-time pension curtailment gain of approximately $6 million in December 2005. In conjunction with this curtailment gain, we accrued a contribution totaling $6 million as of December 31, 2005, on behalf of those pension participants who were affected by the curtailment. The curtailment gain and contribution offset each other to result in no net effect on our results of operation.
      We commit to purchase advertising and other marketing services from third parties in advance on behalf of the Burger King system in the United States and Canada. These commitments are typically made in September of each year for the upcoming twelve-month period. If our franchisees fail to pay required advertising contributions we could be contractually committed to fund any shortfall to the degree we are unable to cancel or reschedule the timing of such committed amounts. We have similar arrangements in other international markets where we operate company restaurants. At September 30, 2005, the time of the year when our advertising commitments are typically highest and at March 31, 2006, our advertising commitments totaled $135 million and $81 million, respectively.
      In May 2005, we entered into an agreement to lease a building to serve as our global headquarters, which will allow us to move out of two facilities that currently serve in such capacity. The estimated annual rent for the 15-year initial lease term is expected to approximate the $6 million in annual rent for the two facilities to be replaced, and will be finalized upon completion of the building’s construction. We will also incur moving and tenant improvement costs in connection with our move to the building, to be partially offset by a tenant improvement allowance under the building’s lease, estimated at approximately $8 million, to be finalized upon completion of the building’s construction. We have not reflected the rent for this building in the table above, because it will not be finalized until construction is complete, which is expected in 2008. Similarly, we have not projected the costs of moving and making tenant improvements to the building for inclusion in the table above. One of our directors has an ownership interest in this building. See “Certain Relationships and Related Transactions— New Global Headquarters”.
Other Commercial Commitments and Off-Balance Sheet Arrangements

Guarantees
      We guarantee certain lease payments of franchisees, arising from leases assigned in connection with sales of company restaurants to franchisees, by remaining secondarily liable under the assigned leases of varying terms, for base and contingent rents. The maximum contingent rent amount payable is not determinable as the amount is based on future revenues. In the event of default by the franchisees, we have typically retained the right to acquire possession of the related restaurants, subject to landlord consent. The aggregate contingent obligation arising from these assigned lease guarantees was $119 million at March 31, 2006, expiring over an average period of seven years.
      Other commitments, arising out of normal business operations, were $8 million as of March 31, 2006. These commitments consist primarily of guarantees covering foreign franchisees’ obligations, obligations to suppliers, and acquisition-related guarantees.

Letters of Credit
      At March 31, 2006, we had $42 million in irrevocable standby letters of credit outstanding, of which $41 million were issued to certain insurance carriers to guarantee payment for various insurance programs such as health and commercial liability insurance and were issued under our $150 million revolving credit facility and $1 million was posted by Diageo plc on behalf of us and which relate to open casualty claim matters. Additionally, $1 million in letters of credit were issued relating to our headquarters. As of March 31, 2006, none of these irrevocable standby letters of credit had been drawn.
      As of March 31, 2006, we had posted bonds totaling $2 million, which related to certain marketing activities.

Commitments Related to the FFRP Program
      In connection with the FFRP program we have made commitments:

•	to fund loans to certain franchisees for the purpose of remodeling restaurants;

•	to remodel certain properties we lease or sublease to franchisees;

•	to provide temporary rent reductions to certain franchisees; and

•	to fund shortfalls in certain franchisee cash flow beyond specified levels (to annual and aggregate maximums).
      As of March 31, 2006 our remaining commitments under the FFRP program totaled $35 million, the majority of which are scheduled to expire over the next five years.

Vendor Relationships
      In fiscal 2000, we entered into long-term, exclusive contracts with The Coca-Cola Company and with Dr Pepper/ Seven Up, Inc. to supply company and franchise restaurants with their products and obligating Burger King restaurants in the United States to purchase a specified number of gallons of soft drink syrup. These volume commitments are not subject to any time limit. As of June 30, 2005, we estimate that it will take approximately 17 years and 19 years to complete the Coca-Cola and Dr Pepper purchase commitments, respectively.

Other
      We expect to pay the $30 million sponsor management termination fee upon the completion of this offering.
      We are self-insured for most workers’ compensation, health care claims, and general liability losses. These self-insurance programs are supported by third-party insurance policies to cover losses above our self-insured amounts. If we determine that the liability exceeds the recorded obligation, the cost of self-insurance programs will increase in the future, as insurance reserves are increased to revised expectations, resulting in an increase in self-insurance program expenses.
Impact of Inflation
      We believe that our results of operations are not materially impacted by moderate changes in the inflation rate. Inflation and changing prices did not have a material impact on our operations in fiscal

2003, fiscal 2004, fiscal 2005 or the nine months ended March 31, 2006. Severe increases in inflation, however, could affect the global and U.S. economies and could have an adverse impact on our business, financial condition and results of operations.
Critical Accounting Policies and Estimates
      This discussion and analysis of financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires our management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, and expenses, as well as related disclosures of contingent assets and liabilities. We evaluate our estimates on an ongoing basis and we base our estimates on historical experience and various other assumptions we deem reasonable to the situation. These estimates and assumptions form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Changes in our estimates could materially impact our results of operations and financial condition in any particular period.
      Based on the high degree of judgment or complexity in their application, we consider our critical accounting policies and estimates to be:

Business Combinations and Intangible Assets
      The December 2002 acquisition of our predecessor required the application of the purchase method of accounting in accordance with SFAS No. 141, Business Combinations. The purchase method of accounting involves the allocation of the purchase price to the estimated fair values of the assets acquired and liabilities assumed. This allocation process involves the use of estimates and assumptions to derive fair values and to complete the allocation. Due to the high degree of judgment and complexity involved with the valuation process, we hired a third party valuation firm to assist with the determination of the fair value of the net assets acquired.
      In the event that actual results vary from any of the estimates or assumptions used in any valuation or allocation process under SFAS No. 141, we may be required to record an impairment charge or an increase in depreciation or amortization in future periods, or both. See Note 1 and Note 7 to our audited consolidated financial statements included elsewhere in this prospectus for further information about purchase accounting allocations, related adjustments and intangible assets recorded in connection with our acquisition of BKC.

Long-Lived Assets
      Long-lived assets (including definite-lived intangible assets) are reviewed for impairment at least annually or more frequently if events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Assets are grouped for recognition and measurement of impairment at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets. Assets are grouped together for impairment testing at the operating market level (based on geographic areas) in the case of the United States, Canada, the United Kingdom and Germany. The operating market asset groupings within the United States and Canada are predominantly based on major metropolitan areas within the United States and Canada. Similarly, operating markets within the other foreign countries with larger asset concentrations (the United Kingdom and Germany) are comprised of geographic regions within those countries (three in the United Kingdom and four in Germany). These operating market definitions are based upon the following primary factors:

•	we do not evaluate individual restaurants to build, acquire or close independent of an analysis of other restaurants in these operating markets; and

•	management views profitability of the restaurants within the operating markets as a whole, based on cash flows generated by a portfolio of restaurants, rather than by individual restaurants and area managers receive incentives on this basis.

      In the smaller countries in which we have long-lived assets (the Netherlands, Spain, Mexico and China) most operating functions and advertising are performed at the country level, and shared by all restaurants in the country. As a result, we have defined operating markets as the entire country in the case of the Netherlands, Spain, Mexico and China.
      Some of the events or changes in circumstances that would trigger an impairment review include, but are not limited to:

•	significant under-performance relative to expected and/or historical results (negative comparable sales or cash flows for two years);

•	significant negative industry or economic trends; or

•	knowledge of transactions involving the sale of similar property at amounts below our carrying value.
      When assessing the recoverability of our long-lived assets, we make assumptions regarding estimated future cash flows and other factors. Some of these assumptions involve a high degree of judgment and also bear a significant impact on the assessment conclusions. Included among these assumptions are estimating future cash flows, including the projection of comparable sales, restaurant operating expenses, and capital requirements for property and equipment. We formulate estimates from historical experience and assumptions of future performance, based on business plans and forecasts, recent economic and business trends, and competitive conditions. In the event that our estimates or related assumptions change in the future, we may be required to record an impairment charge in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets.

Impairment of Indefinite-Lived Intangible Assets
      Indefinite-lived intangible assets consist of values assigned to brands which we own and goodwill recorded upon acquisitions. The most significant indefinite lived asset we have is our brand asset with a carrying book value of $900 million at March 31, 2006. We test our indefinite-lived intangible assets for impairment on an annual basis or more often if an event occurs or circumstances change that indicates impairment might exist. Our impairment test for indefinite-lived intangible assets consists of a comparison of the fair value of the asset with its carrying amount in each segment, as defined by SFAS No. 131, which are the United States and Canada, EMEA/ APAC, and Latin America. When assessing the recoverability of these assets, we make assumptions regarding estimated future cash flow similar to those when testing long-lived assets, as described above. In the event that our estimates or related assumptions change in the future, we may be required to record an impairment charge in accordance with SFAS No. 142, Goodwill and Other Intangible Assets.

Reserves for Uncollectible Accounts and Revenue Recognition
      We collect from franchisees royalties, advertising fund contributions and, in the case of approximately 11% of our franchise restaurants, rents. We recognize revenue that is estimated to be reasonably assured of collection, and also record reserves for estimated uncollectible revenues and advertising contributions, based on monthly reviews of franchisee accounts, average sales trends, and overall economic conditions. In the event that franchise restaurant sales declined, or the financial health of franchisees otherwise deteriorated, we may be required to increase our reserves for uncollectible accounts and/or defer or not recognize revenues, the collection of which we deem to be less than reasonably assured.

Accounting for Income Taxes
      We record income tax liabilities utilizing known obligations and estimates of potential obligations. A deferred tax asset or liability is recognized whenever there are future tax effects from existing temporary differences and operating loss and tax credit carry-forwards. When considered necessary, we record a valuation allowance to reduce deferred tax assets to the balance that is more likely than not to be realized. We must make estimates and judgments on future taxable income, considering feasible tax planning strategies and taking into account existing facts and circumstances, to determine the proper valuation allowance. When we determine that deferred tax assets could be realized in greater or lesser amounts than recorded, the asset balance and income statement reflects the change in the period such determination is made. Due to changes in facts and circumstances and the estimates and judgments that are involved in determining the proper valuation allowance, differences between actual future events and prior estimates and judgments could result in adjustments to this valuation allowance.
      We use an estimate of the annual effective tax rate at each interim period based on the facts and circumstances available at that time, while the actual effective tax rate is calculated at fiscal year-end.

Self-Insurance Programs
      We are self-insured for most workers’ compensation, health care claims, and general liability losses. These self-insurance programs are supported by third-party insurance policies to cover losses above our self-insured amounts. We record estimates of insurance liabilities based on independent actuarial studies and assumptions based on historical and recent claim cost trends and changes in benefit plans that could affect self-insurance liabilities. We review all self-insurance reserves at least quarterly, and review our estimation methodology and assumptions at least annually. If we determine that the liability exceeds the recorded obligation, the cost of self-insurance programs will increase in the future, as insurance reserves are increased to revised expectations, resulting in an increase in self-insurance program expenses.
Newly Issued Accounting Standards
      In December 2004, the FASB issued Statement No. 123 (revised 2004), Share-Based Payment (“SFAS No. 123(R)”), which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation (“SFAS No. 123”). SFAS No. 123(R) supersedes Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB No. 25”). SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. Under SFAS No. 123(R) the effective date for a nonpublic entity that becomes a public entity after June 15, 2005 is the first interim or annual reporting period beginning after becoming a public company. Further, SFAS No. 123(R) states that an entity that makes a filing with a regulatory agency in preparation for the sale of any class of equity securities in a public market is considered a public entity for purposes of SFAS No. 123(R). We expect to implement SFAS No. 123(R) effective July 1, 2006, the beginning of our next fiscal year.
      As permitted by SFAS No. 123, we currently account for share-based payments to employees using APB No. 25’s intrinsic value method and, as such, generally recognize no compensation expense for employee stock options. As we currently apply SFAS No. 123 pro forma disclosure using the minimum value method of accounting, we are required to adopt SFAS No. 123(R) using the prospective transition method. Under the prospective transition method, non-public entities that previously applied SFAS No. 123 using the minimum value method continue to account for non-vested awards outstanding at the date of adoption of SFAS No. 123(R) in the same manner as they had been accounted to prior to adoption. For us, since we currently account for our equity awards using the minimal value method under APB No. 25, we will continue to apply APB No. 25 in future periods to equity awards outstanding at the date we adopt SFAS No. 123(R), and as a result not recognize compensation expense for awards issued prior to the date of this filing. The fair value of awards granted under APB No. 25 for the twelve months ended March 24, 2006 was based on contemporaneous valuations performed by an independent valuation services provider and by feedback received from potential underwriters for the purpose of discussing a potential initial public offering, utilizing the income approach and supported by the market comparable approach. The significant assumptions used in the income approach include historical and projected discounted net cash flows, and the assumptions used for the market comparable approach include a multiple of a financial performance measure of ours as compared to our industry peers. See “Dilution” for a discussion of the fair value and number of vested and unvested options outstanding as of March 31, 2006.

      After the filing date of this registration statement, we will be required to apply the modified prospective transition method to any share-based payments issued subsequent to the filing of this registration statement but prior to the effective date of our adoption of SFAS No. 123(R). Under the modified prospective transition method, compensation expense is recognized for any unvested portion of the awards granted between filing date and adoption date of SFAS No. 123(R) over the remaining vesting period of the awards beginning on the adoption date, for us July 1, 2006.
      For any awards granted subsequent to the adoption of SFAS No. 123(R), compensation expense will be recognized generally over the vesting period of the award. As a result of the transition method described above, we do not expect to recognize any compensation expense under SFAS No. 123(R) for awards outstanding at the date of this filing, unless the awards are modified after the date of this filing.
Quantitative and Qualitative Disclosures About Market Risk

Market Risk
      We are exposed to financial market risks associated with foreign currency exchange rates, interest rates and commodity prices. In the normal course of business and in accordance with our policies, we manage these risks through a variety of strategies, which may include the use of derivative financial instruments to hedge our underlying exposures. Our policies prohibit the use of derivative instruments for trading purposes, and we have procedures in place to monitor and control their use.

Foreign Currency Exchange Risk
      Movements in foreign currency exchange rates may affect the translated value of our earnings and cash flow associated with our foreign operations, as well as the translation of net asset or liability positions that are denominated in foreign countries. In countries outside of the United States where we operate company restaurants, we generate revenues and incur operating expenses and selling, general and administrative expenses denominated in local currencies. In fiscal 2005, operating income in these countries would have decreased or increased $1 million if all foreign currencies uniformly weakened or strengthened 10% relative to the U.S. dollar.
      In countries where we do not have company restaurants, our franchise agreements require franchisees to pay us in U.S. dollars. Royalty payments received from the franchisees are based upon a percentage of sales that are denominated in the local currency and are converted to U.S. dollars during the month of sales. As a result we bear the foreign currency exposure associated with revenues and expenses in these countries. In fiscal 2005, operating income in these countries would have decreased or increased $3 million if all foreign currencies uniformly weakened or strengthened 10% relative to the U.S. dollar.

Interest Rate Risk
      We have a market risk exposure to changes in interest rates, principally in the United States. We attempt to minimize this risk and lower our overall borrowing costs through the utilization of derivative financial instruments, primarily interest rate swaps. These swaps are entered into with financial institutions and have reset dates and critical terms that match those of the underlying debt. Accordingly, any change in market value associated with interest rate swaps is offset by the opposite market impact on the related debt.
      During the fiscal quarter ended September 30, 2005, we entered into interest rate swaps with a notional value of $750 million that qualify as cash flow hedges under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. The interest rate swap helps us manage exposure to interest rate risk by converting the floating interest-rate component of approximately 75% of our total debt obligations outstanding at December 31, 2005 to fixed rates. A 1% change in interest rates on our existing debt of $1.35 billion would result in an increase or decrease in interest expense of approximately $6 million in a given year, as we have hedged $750 million of our debt.

Commodity Price Risk
      We purchase certain products, particularly beef, which are subject to price volatility that is caused by weather, market conditions and other factors that are not considered predictable or within our control. Additionally, our ability to recover increased costs is typically limited by the competitive environment in which we operate. We do not utilize commodity option or future contracts to hedge commodity prices and do not have long-term pricing arrangements. As a result, we purchase beef and other commodities at market prices, which fluctuate on a daily basis.
      The estimated change in company restaurant food, paper and product costs from a hypothetical 10% change in average beef prices would have been approximately $8 million and $7 million in fiscal 2005 and the first nine months fiscal 2006, respectively. The hypothetical change in food, paper and product costs could be positively or negatively affected by changes in prices or product sales mix.

BUSINESS
Overview
      We are the world’s second largest fast food hamburger restaurant, or FFHR, chain as measured by the number of restaurants and system-wide sales. As of March 31, 2006, we owned or franchised a total of 11,109 restaurants in 65 countries and U.S. territories, of which 1,227 restaurants were company-owned and 9,882 were owned by our franchisees. Of these restaurants, 7,262 or 65% were located in the United States and 3,847 or 35% were located in our international markets. Our restaurants feature flame-broiled hamburgers, chicken and other specialty sandwiches, french fries, soft drinks and other reasonably-priced food items. During our more than 50 years of operating history, we have developed a scalable and cost-efficient quick service hamburger restaurant model that offers customers fast food at modest prices.
      We believe that the Burger King and Whopper brands are two of the world’s most widely-recognized consumer brands. These brands, together with our signature flame-broiled products and the Have It Your Way brand promise, are among the strategic assets that we believe set Burger King restaurants apart from other regional and national FFHR chains. Have It Your Way is increasingly relevant as consumers continue to demand personalization and choice over mass production. In a competitive industry, we believe we have differentiated ourselves through our attention to individual customers’ preferences, by offering great tasting fresh food served fast and in a friendly manner and by conducting recent advertising campaigns aimed at becoming a part of the popular culture.
      We generate revenues from three sources: sales at our company restaurants; royalties and franchise fees paid to us by our franchisees; and property income from certain franchise restaurants that lease or sublease property from us. Approximately 90% of our restaurants are franchised and we have a higher percentage of franchise restaurants to company restaurants than our major competitors in the fast food hamburger category. We believe that this restaurant ownership mix provides us with a strategic advantage because the capital required to grow and maintain our system is funded primarily by franchisees, while giving us a sizeable base of company restaurants to demonstrate credibility with our franchisees in launching new initiatives. As a result of the high percentage of franchise restaurants in our system, we have lower capital requirements compared to our major competitors. Moreover, due to the steps that we have taken to improve the health of our franchise system in the United States and Canada, we expect that this mix will produce more stable earnings and cash flow in the future. Although we believe that this restaurant ownership mix is beneficial to us, it also presents a number of drawbacks, such as our limited control over franchisees and limited ability to facilitate changes in restaurant ownership.
Our History
      Burger King Corporation, which we refer to as BKC, was founded in 1954 when James McLamore and David Edgerton opened the first Burger King restaurant in Miami, Florida. The Whopper sandwich was introduced in 1957. BKC opened its first international restaurant in the Bahamas in 1966. BKC opened the first Burger King restaurant in Canada in 1969, in APAC in Australia in 1971 and in EMEA in Madrid, Spain in 1975. BKC also established its brand identity with the introduction of the “bun halves” logo in 1969 and the launch of the first Have It Your Way campaign in 1974. BKC introduced drive-thru service, designed to satisfy customers “on-the-go” in 1975. In 1985, BKC rounded out its menu offerings by adding breakfast on a national basis.
      In 1967, Mr. McLamore and Mr. Edgerton sold BKC to Minneapolis-based The Pillsbury Company. BKC became a subsidiary of Grand Metropolitan plc in 1989 when it acquired Pillsbury. Grand Metropolitan plc merged with Guinness plc to form Diageo plc in 2000. These conglomerates were focused more on their core operations than on BKC. On December 13, 2002, Diageo plc sold BKC to private equity funds controlled by the sponsors, and for the first time since 1967 BKC became an independent company, which has allowed us to focus exclusively on our restaurant business. We are a holding company formed in connection with the December 2002 acquisition in order to own 100% of BKC.

Our Industry
      We operate in the FFHR category of the quick service restaurant, or QSR, segment of the restaurant industry. In the United States, the QSR segment is the largest segment of the restaurant industry and has demonstrated steady growth over a long period of time. According to NPD Group, Inc., which prepares and disseminates the Consumer Report of Eating Share Trends (CREST), QSR sales have grown at an average annual rate of 4.8% over the past 10 years, totaling approximately $206 billion for the year ended October 31, 2005 and up 4.5% over the same period last year. According to NPD Group, Inc., QSR sales are projected to increase at an annual rate of 4% between 2006 and 2011. We believe this attractive historical and projected growth is the result of a number of favorable trends:

•	an increasing percentage of meals being eaten out of the home;

•	growing disposable incomes;

•	favorable demographic trends in the Echo Boomer generation (those born between the late 1970s and early 1990s), who are typically inclined toward QSR dining;

•	new marketing vehicles such as the internet and video games, which lend themselves to marketing QSR concepts; and

•	the continued expansion of QSR menu offerings into more varied and premium products.
      Furthermore, we believe the QSR sector is generally resistant to economic downturns, due to the value that QSRs deliver to consumers, as well as some “trading down” by customers from other restaurant industry segments during adverse economic conditions, as they seek to preserve the “away from home” dining experience on tighter budgets.
      According to NPD Group, Inc., the FFHR category is the largest category in the QSR segment, generating sales of over $50 billion in the United States for the year ended October 31, 2005, representing 27% of total QSR sales. The FFHR category grew 3.6% in terms of sales during the same period and, according to NPD Group, Inc., is expected to increase at an average rate of 4.2% per year over the next five years. For the year ended October 31, 2005, the top three FFHR chains (McDonald’s, Burger King and Wendy’s) accounted for 73% of the category’s total sales, with 15% attributable to Burger King.
      The FFHR category is highly competitive with respect to price, service, location and food quality. During the past year, the FFHR category has experienced flat or declining customer traffic, although sales are up due to the sale of premium products. In order to increase sales, we believe that FFHR chains have focused on improving menu offerings and drive-thru efficiency, growing breakfast and late-night sales and accepting credit/debit cards.
Our Competitive Strengths
      We believe that we are well-positioned to capitalize on the following competitive strengths to achieve future growth:

•	Distinctive brand with global platform. We believe that our Burger King and Whopper brands are two of the most widely-recognized consumer brands in the world. In 2005, Brandweek magazine ranked Burger King number 15 among the top 2,000 brands in the United States. We also believe that consumers associate our brands with our signature flame-broiled products and Have It Your Way brand promise. According to National Adult Tracking data, our flame-broiled preparation method is preferred over frying, and our flagship product, the Whopper sandwich, is the number one large branded burger in the United States. We believe the ability of our major competitors to duplicate our flame-broiled method is limited by the substantial cost necessary to convert their existing systems and retrain their staff.

•	Attractive business model. Approximately 90% of our restaurants are franchised, which is a higher percentage than our major competitors in the fast food hamburger restaurant category. We believe that our franchise restaurants will generate a consistent, profitable royalty stream to us, with minimal associated capital expenditures or incremental expense by us. We also believe this will provide us with significant cash flow to reinvest in strengthening our brand and enhancing shareholder value.

•	Established and scalable international business. We have one of the largest restaurant networks in the world, with more than 3,800 franchise and company-owned restaurants outside the United States. We believe that the demand for new international franchise restaurants is growing and our established infrastructure is capable of supporting substantial restaurant expansion in the years ahead.

•	Experienced management team with significant ownership. We have assembled a seasoned management team with significant experience. John Chidsey, our Chief Executive Officer, has extensive experience in managing franchised and branded businesses, including the Avis Rent-A-Car and Budget Rent-A-Car systems, Jackson Hewitt Tax Services and PepsiCo. Russ Klein, our Chief Marketing Officer, has 26 years of retail and consumer marketing experience, including at 7-Eleven Inc. Ben Wells, our Chief Financial Officer and Treasurer, has 25 years of finance experience, including at Compaq Computer Corporation and British Petroleum. Jim Hyatt, our Global Operations Officer, has more than 30 years of brand experience as both a franchisee and senior executive of Burger King. In addition, other members of our management team have worked at McDonald’s, Taco Bell, The Coca-Cola Company and KFC. Ten out of 14 members of our management team are new to BKC in the last three years. Following this offering, our executive officers will own approximately 1.2% of our outstanding common stock, on a fully diluted basis, which we believe aligns their interests with those of our other shareholders.

Our Business Strategy
      We intend to achieve further growth and strengthen our competitive position through the continued implementation of the following key elements of our business strategy:

•	Drive sales growth and profitability of our U.S. business. Although we have achieved eight consecutive quarters of comparable sales growth and increased average restaurant sales by 11% since fiscal 2003 in our U.S. business, we believe that we have a long way to go to reach our comparable sales and average restaurant sales growth potential in the United States. We also believe that our purchasing scale, coupled with our initiatives to promote restaurant efficiency, will further improve restaurant-level profitability. We have reduced the capital costs to build a restaurant which, together with the improved financial health of our franchise system in the United States, is leading to increased restaurant development in our U.S. business.

We intend to continue to meet our customers’ needs and drive sales growth and profitability by implementing the following strategic initiatives:

•	Promote innovative advertising campaigns. We believe that our innovative and award-winning advertising campaigns have helped drive improvements in comparable sales and average restaurant sales. Our advertising campaigns have outperformed our main competitors in terms of message recall, brand recall and likeability. Our marketing strategy is focused on our core customer, who we refer to as the SuperFan. SuperFans are consumers who reported eating at a fast food hamburger outlet nine or more times in the past month. We plan to concentrate our marketing on television advertising, which we believe is the most effective way to reach the SuperFan.

•	Launch new products to fill gaps in our menu. The strength of our menu has been built on the core assets of allowing consumers to customize their hamburgers “their way” and using our distinct flame-broiled cooking platform to make better tasting hamburgers. Our menu strategy seeks to optimize our menu by further leveraging these core assets while improving menu variety. To fill product gaps in our breakfast, late night and snack offerings, we expect to launch a variety of new products over the next year, such as breakfast sandwiches, cheesy hash browns and a new line of soft serve ice cream products. In addition, work is underway to launch over 15 other products and product improvements in the second half of fiscal 2006 and 2007.

•	Enhance the price/value proposition of our products. We will continue to use a variety of strategies to enhance the price/value proposition offered to our customers, including value meals, limited time offers, free samples and coupon mailings. We have also developed a national BK Value Menu which was launched in February 2006. The BK Value Menu includes six core items priced at no more than $1 and local options to sell other products at varying maximum prices.

•	Improve restaurant operations. We will continue our efforts to improve restaurant operations by making our restaurants clean and safe, serving hot and fresh food, providing fast and friendly service to our customers and implementing systems to measure our performance. We believe that these initiatives have significantly improved the customer experience and resulted in increased comparable sales and average restaurant sales growth. As a result of these efforts, our key customer satisfaction and operations metrics were at all-time highs in March 2006, and we were rated ahead of McDonald’s and Wendy’s in the overall rankings of the annual drive-thru time study published by QSR Magazine, a leading industry publication.

•	Extend hours of operations. For the convenience of our customers and to more effectively compete with other quick service restaurant chains, we have implemented a program to encourage U.S. franchisees to keep extended hours, particularly at the drive-thru window. As an incentive to franchisees, we will provide free merchandising materials and a one-time cash payment of $400 for each restaurant that stays open until 2:00 a.m. on Thursdays, Fridays and Saturdays for five consecutive months. Additional cash incentives will be provided to franchisees that agree to operate restaurants on a 24-hour basis for one full year. We believe that reducing the gap between our operating hours and those of our competitors will be a key component in improving customer traffic and driving future growth in comparable sales and average restaurant sales.

•	Improve restaurant profitability. We believe that significant opportunities exist to enhance restaurant profitability by better utilizing our fixed cost base and continuing to explore ways to reduce variable costs. For example, we have negotiated arrangements with strategic vendors which we believe will deliver cost reductions and profit improvement for our franchisees. In addition, we have developed a labor scheduling system which we believe will reduce labor costs. We have started to implement this system in our U.S. company restaurants and expect to begin introducing it to U.S. franchisees in fiscal 2007. We have also developed a new flexible broiler that we expect will reduce utility costs when introduced, which is expected in fiscal 2007.

•	Improve return on investment. We are focused on making Burger King a more attractive investment by improving the return on invested capital for ourselves and our franchisees. We have designed a new, smaller restaurant model that allows us and our franchisees to reduce the current average non-real estate costs to build a new restaurant from approximately $1.2 million to approximately $900,000. We have opened seven new restaurants in this format to date, with an additional five to eight scheduled to open in calendar 2006. The cost reductions achieved from this new restaurant model are now being reviewed to understand which potential reductions can be applied to the remodeling of existing restaurants. As a result of this ongoing effort and other cost saving initiatives, we have identified and recommended over $115,000 worth of savings for standard remodels.

•	Expand our large international platform. We will continue to build upon our substantial international infrastructure, franchise network and restaurant base, focusing mainly on under-penetrated markets where we already have a presence. Internationally we are about one-fourth of the size of our largest competitor, which we believe demonstrates significant growth opportunities for us. We have developed a detailed global development plan to seed worldwide growth over the next five years. We expect that most of this growth will come from franchisees in our established markets, particularly in Germany, Spain and Mexico, although we also intend to aggressively pursue market expansion opportunities in Brazil. In addition, we will focus on expanding our presence in many of our under-penetrated European and Asian markets.

We believe that our established infrastructure is capable of supporting substantial restaurant expansion in the years ahead with a limited increase in general and administrative costs because we believe we have already made the necessary investments in personnel and systems to support our projected growth. For example, we have increased the number of management, development and operations personnel in EMEA and hired a new president for APAC. We have also made significant investments in our global information technology infrastructure that are scalable for future growth, such as deploying common platforms for SAP software across all regions, implementing an internet-based communication system for international franchisees and developing an internet-based system for the collection of key franchisee operational and financial metrics.

•	Continue to build relationships with franchisees. We succeed when our franchisees succeed, and we will continue building our relationships with our franchisees. In the past two years, we have held regional conferences with franchisees to promote our operations and marketing initiatives and share best practices, and we intend to continue holding these conferences in the future. We have established quarterly officer and director visits to franchisees, which have more closely aligned the people in our company to our franchise base. We have implemented advisory committees for marketing, operations, finance and people, which we believe will ensure that franchisee expertise and best practices are incorporated into all U.S. system initiatives prior to rollout. We held our first global franchisee convention in Las Vegas in May 2005, and the second global franchisee convention was held in Orlando, Florida in April 2006. We will continue to dedicate resources toward the creation of a cohesive organization that is focused on supporting the Burger King brand globally.

•	Become a world-class global company. Since 2004, we have integrated our domestic and international operations into one global company. For fiscal 2006, we have developed a global marketing calendar to create more consistent advertising and brand positioning strategies across our markets. We have also established a global product development team to reduce complexity and increase consistency in our worldwide menu. We expect to leverage our global purchasing power to negotiate lower product costs and savings for our restaurants outside of the United States and Canada. We believe that the organizational realignments that we have implemented will position us to execute our global growth strategy, while remaining responsive to national differences in consumer preferences and local requirements.
Global Operations
      We operate in three reportable business segments: United States and Canada; Europe, Middle East and Africa and Asia Pacific, or EMEA/ APAC; and Latin America.

United States and Canada

Restaurant Operations
      Our restaurants are limited-service restaurants of distinctive design and are generally located in high-traffic areas throughout the United States and Canada. At March 31, 2006, 877 company restaurants and 6,712 franchise restaurants were operating in the United States and Canada. For fiscal 2005, total system sales in the United States and Canada were approximately $8.4 billion. We believe our restaurants appeal to a broad spectrum of consumers, with multiple meal segments appealing to different customer groups.
      Operating Procedures. All of our restaurants must adhere to strict standardized operating procedures and requirements which we believe are critical to the image and success of the Burger King brand. Each restaurant is required to follow the Manual of Operating Data, an extensive operations manual containing mandatory restaurant operating standards, specifications and procedures prescribed from time to time to assure uniformity of operations and consistent high quality of products at Burger King restaurants. Among the requirements contained in the Manual of Operating Data are standard design, equipment system, color scheme and signage, uniform operating procedures and standards of quality for products and services. Our restaurants are typically open seven days per week with minimum operating hours from 7:00 a.m. to

11:00 p.m. Currently, 50% of Burger King restaurants are open later than 11:00 p.m., with 7% open 24 hours. Approximately 70-80% of the restaurants of our major competitors are open later than 11:00 p.m., with approximately 42% of McDonald’s restaurants open 24 hours. We have recently implemented a program to encourage franchisees to be open for extended hours, particularly at the drive-thru. See “—Our Business Strategy” for further discussion of this program. We believe that reducing the gap between our operating hours and those of our competitors will be a key component in capturing a greater share of FFHR sales in the United States and Canada.
      Management. Substantially all of our executive management, finance, marketing, legal and operations support functions are conducted from our global headquarters in Miami, Florida. There is also a field staff consisting of operations, training, real estate and marketing personnel who support company restaurant and franchise operations in the United States and Canada. Our franchise operations are organized into two “zones”, each headed by a senior vice president. There are nine divisions across the two zones, each of which is headed by a division vice president supported by field personnel who interact directly with the franchisees. Each company restaurant is managed by one restaurant manager and one to three assistant managers, depending upon the restaurant’s sales volume. Management of a franchise restaurant is the responsibility of the franchisee, who is trained in our techniques and is responsible for ensuring that the day-to-day operations of the restaurant are in compliance with the Manual of Operating Data.
      Restaurant Menu. The basic menu of all of our restaurants consists of hamburgers, cheeseburgers, chicken and fish sandwiches, breakfast items, french fries, onion rings, salads, desserts, soft drinks, shakes, milk and coffee. In addition, promotional menu items are introduced periodically for limited periods. We continually seek to develop new products as we endeavor to enhance the menu and service of all of our restaurants. In the last three years, we have launched new menu items such as the Angus Steak Burger, the Tendercrisp chicken sandwich, BK Chicken Fries, the BK Big Fish sandwich and the Enormous Omelet Sandwich breakfast item. Franchisees must offer all mandatory menu items.
      Restaurant Design and Image. Our restaurants consist of several different building types with various seating capacities. The traditional Burger King restaurant is free-standing, ranging in size from approximately 1,900 to 4,300 square feet, with seating capacity of 40 to 120 customers, drive-thru facilities and adjacent parking areas. Some restaurants are located in institutional locations, such as airports, shopping malls, toll road rest areas and educational and sports facilities. In fiscal 2005, we developed a new, smaller restaurant model that reduces the current average non-real estate costs associated with building a new restaurant using that design by approximately 25% from approximately $1.2 million using the prior design to approximately $900,000. The seating capacity for this smaller restaurant model is between 40 and 80 customers. We believe this seating capacity is adequate since approximately 60% of our U.S. system-wide sales are made at the drive-thru. We have opened seven new restaurants in this format to date, with an additional five to eight scheduled to open in calendar 2006.
      We are currently engaged in a program to improve the appearance of our restaurants. This program, known as “softscape”, includes repainting the dining rooms and removing old wallpaper and outdated artwork and replacing it with décor elements that will highlight our core message of Have It Your Way. Our goal is to roll out this program to 70% of U.S. restaurants by the end of fiscal 2006. We have also begun implementing softscape in international locations, beginning with the United Kingdom in December 2005.
      New Restaurant Development and Renewals. We employ a sophisticated and disciplined market planning and site selection process through which we identify trade areas and approve restaurant sites throughout the United States and Canada that will provide for quality expansion. We have established a development committee to oversee all new restaurant development within the United States and Canada. The development committee’s objective is to ensure that every proposed new restaurant location is carefully reviewed and that each location meets the stringent requirements established by the committee, which include factors such as site accessibility and visibility, traffic patterns, signage, parking, site size in relation to building type and certain demographic factors. Our model for evaluating sites accounts for potential changes to the site, such as road reconfiguration and traffic pattern alterations.
      Each franchisee wishing to develop a new restaurant is responsible for selecting a new site location. However, we work closely with our franchisees to assist them in selecting sites. They must agree to search for a potential site within an identified trade area and to have the final site location approved by the development committee.
      Our franchisees closed 925 restaurants in the United States between fiscal 2003 and fiscal 2005. Many of these closures involved franchisees in bankruptcy and the FFRP program. The franchise restaurants that closed had average restaurant sales of approximately $630,000 in the 12 months prior to closure. We and our franchisees opened 93 new restaurants in the United States between fiscal 2004 and fiscal 2005, of which 74 were open for at least 12 months as of March 31, 2006. The average restaurant sales of these new restaurants was approximately $1.3 million for the 12 months ended March 31, 2006. We expect between 50 and 60 restaurants will be opened and approximately 220 restaurants will be closed in the United States in fiscal 2006. We believe that the number of closures will significantly decline in fiscal 2007 and beyond. We have instituted a program to encourage U.S. franchisees to open new restaurants by offering them reduced upfront franchise fees.
      In recent years, we have experienced lower levels of franchisees in the United States renewing their expiring franchise agreements for a standard additional 20-year term than we have historically experienced. In many cases, however, we agreed to extend the existing agreements to avoid the closing of the restaurants by giving franchisees additional time to comply with our renewal requirements. To encourage franchisees to renew, we have instituted a program in the United States to allow them to pay the $50,000 franchise fee in installments and to delay the required restaurant remodel for up to two years, while providing an incentive to accelerate the completion of the remodel by offering reduced royalties for a limited period. We believe that this program is important to maintaining our base of restaurants since we have approximately 450 restaurants in the United States with franchise agreements expiring in fiscal 2006. This number will gradually decrease over the next few years. As a result of this program and our other initiatives, we have seen an increase in the number of restaurants with renewed franchise agreements.

Company Restaurants
      As of March 31, 2006, we owned and operated 877 restaurants in the United States and Canada, representing 12% of total U.S. and Canada system restaurants. Included in this number are 30 restaurants that we operate but are owned by a joint venture between us and an independent third party. Our company restaurants in the United States and Canada generated $923 million in revenues in fiscal 2005, or 72% of our total U.S. and Canada revenues and 48% of our total worldwide revenues. We also use our company restaurants to test new products and initiatives before rolling them out to the wider Burger King system. Over the past two fiscal years and the nine months ended March 31, 2006 we have acquired 217 franchise restaurants, principally from distressed franchisees. We do not expect to acquire a significant number of franchise restaurants in the future.

      The following table details the locations of our company restaurants in the United States and Canada at March 31, 2006:

		Company	% of Total U.S. and Canada
Rank	State/Province	Restaurant Count	Company Restaurants

1	Florida	227	25.9%
2	Ontario	68	7.7%
3	Indiana	60	6.8%
4	North Carolina	58	6.6%
5	Georgia	47	5.3%
6	Virginia	44	5.0%
7	Massachusetts	42	4.7%
8	Ohio	38	4.3%
9	South Carolina	38	4.3%
10	Connecticut	33	3.8%
11	New York	33	3.8%
12	New Hampshire	27	3.1%
13	Quebec	26	3.0%
14	New Jersey	25	2.8%
15	Pennsylvania	19	2.2%
16	Tennessee	18	2.1%
17	Texas	14	1.6%
18	Alberta	12	1.4%
19	Manitoba	12	1.4%
20	Kentucky	11	1.3%
21	Alabama	11	1.3%
22	Saskatchewan	7	0.8%
23	Illinois	6	0.7%
24	British Columbia	1	0.1%

	Total	877	100.0%

      Of these 877 company restaurants, we own the properties for 338 restaurants and we lease the remaining 539 properties from third-party landlords.

Franchise Operations
      General. We grant franchises to operate restaurants using Burger King trademarks, trade dress and other intellectual property, uniform operating procedures, consistent quality of products and services and standard procedures for inventory control and management.
      Our growth and success have been built in significant part upon our substantial franchise operations. We franchised our first restaurant in 1961, and as of March 31, 2006 there were approximately 6,712 franchise restaurants, owned by approximately 863 independent franchisees, in the United States and Canada. Franchisees report gross sales on a monthly basis and pay royalties based on reported sales. Franchise restaurants in the United States and Canada generated revenues of $269 million in fiscal 2005, or 21% of our total U.S. and Canada revenues and 14% of our total worldwide revenues. The five largest franchisees in the United States and Canada in terms of restaurant count represented in the aggregate approximately 16% of U.S. and Canadian Burger King restaurants at March 31, 2006.

      The following is a list of the five largest franchisees in terms of restaurant count in the United States and Canada at March 31, 2006:

Rank	Name	Restaurant Count	Location

1	Carrols Corporation	335	Northeast and Midwest
2	Heartland Food Corp.	259	Mid South and Northwest
3	Strategic Restaurants Corp.	227	Midwest and Southeast
4	Bravokilo Corporation	124	Midwest
5	Army Air Force Exchange Services	123	Across the United States

	Total	1,068
      Franchise Agreement Terms. For each franchise restaurant, we enter into a franchise agreement covering a standard set of terms and conditions. The typical franchise agreement in the United States and Canada has a 20-year term (for both initial grants and renewals of franchises) and contemplates a one-time franchise fee of $50,000, which must be paid in full before the restaurant opens for business, or in the case of renewal, before expiration of the current franchise term.
      Recurring fees consist of monthly royalty and advertising payments. Franchisees in the United States and Canada are generally required to pay us an advertising contribution equal to a percentage of gross sales, typically 4%, on a monthly basis. In addition, most existing franchise restaurants in the United States and Canada pay a royalty of 3.5% and 4% of gross sales, respectively, on a monthly basis. As of July 1, 2000, a new royalty rate structure became effective in the United States for most new franchise agreements, including both new restaurants and renewals of franchises, but limited exceptions were made for agreements that were grandfathered under the old fee structure or entered into pursuant to certain early renewal incentive programs. In general, new franchise restaurants opened and franchise agreement renewals after June 30, 2003 will generate royalties at the rate of 4.5% of gross sales for the full franchise term.
      Franchise agreements are not assignable without our consent, and we have a right of first refusal if a franchisee proposes to sell a restaurant. Defaults (including non-payment of royalties or advertising contributions, or failure to operate in compliance with the terms of the Manual of Operating Data) can lead to termination of the franchise agreement. We can control the growth of our franchisees because we have the right to veto any restaurant acquisition or new restaurant opening. These transactions must meet our minimum approval criteria to ensure that franchisees are adequately capitalized and that they satisfy certain other requirements.

Property Operations
      Our property operations consist of restaurants where we lease the land and often the building to the franchisee. Our real estate operations in the United States and Canada generated $83 million of our revenues in fiscal 2005, or 4.3% of total worldwide revenue.
      For properties that we lease from third-party landlords and sublease to franchisees, leases generally provide for fixed rental payments and may provide for contingent rental payments based on a restaurant’s annual gross sales. Franchisees who lease land only or land and building from us do so on a “triple net” basis. Under these triple net leases, the franchisee is obligated to pay all costs and expenses, including all real property taxes and assessments, repairs and maintenance and insurance. Of the 870 properties that we lease or sublease to franchisees in the United States and Canada, we own 467 properties and lease either the land or the land and building from third-party landlords on the remaining 403 properties.

Europe, Middle East and Africa/ Asia Pacific (EMEA/ APAC) Regions

Restaurant Operations
      These regions, and the markets within these regions, differ substantially in many respects, including customer taste preferences, consumer disposable income, occupancy costs, food costs, operating margins and the level of competitive activity. The following discussion is intended as a summary of our EMEA/ APAC business as a whole. However, some of the information discussed below may not be applicable to individual countries within our EMEA/ APAC operations.
      EMEA. EMEA is the second largest geographic area in the Burger King system behind the United States. At March 31, 2006, EMEA had 2,116 restaurants in 26 countries and territories, including 284 company restaurants located in the United Kingdom, Germany, Spain and the Netherlands. For fiscal 2005, total system sales in EMEA were approximately $2.4 billion. The United Kingdom is the largest market in EMEA with 631 restaurants at March 31, 2006. Between fiscal 1999 and fiscal 2005, the number of restaurants in EMEA grew 57% from 1,304 to 2,041. In the first nine months of fiscal 2006, 75 restaurants were opened (net of closures).
      We are focused on improving our sales performance in targeted markets in EMEA. Although our restaurants in Germany have generally performed well, we experienced declining comparable sales in this country during fiscal 2005 after several years of high comparable sales growth. We believe this challenge was due in part to high unemployment and other adverse economic conditions which negatively impacted consumer confidence to which our largest competitor, McDonald’s, responded with aggressive discounting. We developed a comprehensive business strategy to reverse this trend, including new product introductions, coupon mailings and value focused marketing, which improved our average restaurant sales and took market share from McDonald’s. In the United Kingdom, our business faces challenges due to franchisee financial distress, a negative brand image resulting from concerns about obesity and food-borne illness, high labor and real estate costs and increased competition from bakeries and other new entrants that are diversifying into healthier options in response to nutritional concerns. We plan to address these challenges in the United Kingdom by improving operations and the image of our restaurants, filling menu gaps to more closely match consumer tastes and focusing on value offerings to drive traffic. We are also working with a number of our franchisees in the United Kingdom to assist them with their financial difficulties.
      APAC. At March 31, 2006, APAC had 619 restaurants in 11 countries and territories, including China, Malaysia, Thailand, Australia, Philippines, Taiwan, Singapore, New Zealand, and South Korea. For fiscal 2005 total system sales in APAC were approximately $650 million. All of the restaurants in the region other than our two restaurants in China are franchised. Australia is the largest market in APAC, with 292 restaurants at March 31, 2006, all of which are franchised and operated under Hungry Jack’s, a brand that we own in Australia and New Zealand. Australia is the only market in which we operate under a brand other than Burger King. Between fiscal 1999 and fiscal 2005, the number of restaurants in APAC increased by 31% from 469 to 615. We believe there is significant potential for growth in APAC, particularly in our existing markets of Korea, Taiwan, Hong Kong, Singapore, Malaysia and the Philippines. We have recently created the position of President of Asia Pacific and hired a senior executive who is assembling an experienced team to manage the region.
      Our restaurants located in EMEA/ APAC generally adhere to the standardized operating procedures and requirements followed by U.S. restaurants. However, regional and country-specific market conditions often require some variation in our standards and procedures. Some of the major differences between U.S. and EMEA/ APAC operations are discussed below.
      Management Structure. Our EMEA/ APAC operations are managed from restaurant support centers located in Madrid, London, Munich and Rotterdam (for EMEA) and Singapore and Shanghai (for APAC). These centers are staffed by teams who support both franchised operations and company restaurants.
      Menu and Restaurant Design. Restaurants must offer certain global Burger King menu items. In many countries, special products developed to satisfy local tastes and respond to competitive conditions are also offered. Many restaurants are in-line facilities in smaller, attached buildings without a drive-thru or in food courts rather than free-standing buildings. In addition, the design, facility size and color scheme of the restaurant building may vary from country to country due to local requirements and preferences.

      New Restaurant Development. Unlike the United States and Canada, where all new development must be approved by the development committee, our market planning and site selection process in EMEA/ APAC is managed by our regional teams, who are knowledgeable about the local market. In several of our markets, there is typically a single franchisee that owns and operates all of the restaurants within a country. We have identified particular opportunities for extending the reach of the Burger King brand in many countries, including Spain, Germany, Austria, Switzerland and Italy in EMEA, and Singapore, Taiwan, Malaysia, the Philippines, China and Hong Kong in APAC. We are currently negotiating with our franchisee in the Middle East to develop restaurants in Egypt, Libya and Morocco. We are also considering the possibility of entering into other European markets, such as Poland, Russia and France, and we are in the process of identifying prospective new franchisees for these markets.

Company Restaurants
      Over the past several years, we have concentrated on developing company restaurants, primarily in Germany and Spain. We have invested approximately $24 million in new restaurant development in these countries over the last three years, and a total of approximately $34 million across EMEA. At March 31, 2006, 284 (or 13%) of the restaurants in EMEA were company restaurants. There are two company restaurants in APAC, both of which are located in China, and we are planning to open one or two additional company restaurants in China by the end of fiscal 2006.
      The following table details company restaurant locations in EMEA at March 31, 2006:

			% of Total
			EMEA
		Company	Company
Rank	Country	Restaurant Count	Restaurants

1	Germany	149	52%
2	United Kingdom	70	25%
3	Spain	42	15%
4	The Netherlands	23	8%

	Total	284	100%

Franchise Operations
      At March 31, 2006, 2,449 or 90% of our restaurants in EMEA/APAC were franchised. Some of our international markets are operated by a single franchisee. Other markets, such as the United Kingdom, Germany, Spain and Australia, have multiple franchisees. In general, we enter into a franchise agreement for each restaurant. International franchise agreements generally contemplate a one-time franchise fee of $50,000, with monthly royalties and advertising contributions each of up to 5% of gross sales.
      We have granted master franchises in Australia and Turkey, where the franchisees are allowed to sub-franchise restaurants within their particular territory. Additionally, in New Zealand and certain Middle East and Persian Gulf countries, we have entered into arrangements with franchisees under which they have agreed to nominate third parties to develop and operate restaurants within their respective territories under franchise agreements with us. As part of these arrangements, the franchisees have agreed to provide certain support services to third party franchisees on our behalf, and we have agreed to share the franchise fees and royalties paid by such third party franchisees. Our franchisee in the Middle East and Persian Gulf is also allowed to grant development rights to a single franchisee with respect to each country within its territory. We have also entered into exclusive development agreements with franchisees in a number of countries throughout EMEA and APAC. These exclusive development agreements generally grant the franchisee exclusive rights to develop restaurants in a particular geographic area and contain growth clauses requiring franchisees to open a minimum number of restaurants within a specified period.

      The following is a list of the five largest franchisees in terms of restaurant count in EMEA/APAC at March 31, 2006:

Rank	Name	Restaurant Count	Location

1	Hungry Jack’s Pty Ltd.	241	Australia
2	Granada Hospitality Limited (Compass Group)	105	United Kingdom
3	Tab Gida Sanayl Ve Ticaret AS	102	Turkey
4	Doosan Corporation	90	South Korea
5	Army Air Force Exchange Services	83	Various

		621

Property Operations
      Our property operations in EMEA primarily consist of franchise restaurants located in the United Kingdom, Germany and Spain, which we lease or sublease to franchisees. We have no property operations in APAC. Of the 141 properties that we lease or sublease to franchisees, we own 4 properties and lease the land and building from third party landlords on the remaining 137 properties. Our EMEA property operations generated $37 million of our revenues in fiscal 2005, or 2% of our total worldwide revenues.
      Lease terms on properties that we lease or sublease to our EMEA franchisees vary from country to country. These leases generally provide for 20-year terms, depending on the term of the related franchise agreement. We lease most of our properties from third party landlords and sublease them to franchisees. These leases generally provide for fixed rental payments based on our underlying rent plus a small markup. In general, franchisees are obligated to pay for all costs and expenses associated with the restaurant property, including property taxes, repairs and maintenance and insurance.

Latin America
      At March 31, 2006, we had 785 restaurants in 26 countries and territories in Latin America. For fiscal 2005 total system sales in Latin America were approximately $669 million. There were 64 company restaurants in Latin America, all located in Mexico, and 721 franchise restaurants in the region at March 31, 2006. Between fiscal 1999 and fiscal 2005, the number of restaurants in Latin America grew by 67% from 437 to 728. In the first nine months of fiscal 2006, 57 restaurants (net of closures) were opened in Latin America. We are the market leader in 13 of our 26 markets in Latin America, including Puerto Rico, in terms of number of restaurants.
      The Mexican market is the largest in the region, with a total of 289 restaurants at March 31, 2006, or 37% of the region. In fiscal 2005, we opened 45 new restaurants in Mexico, of which nine were company restaurants and 36 were franchise restaurants. We have recently opened 12 restaurants in Brazil and have entered into agreements with franchisees for the development of over 100 new restaurants during the next five years.
      The following is a list of the five largest franchisees in terms of restaurant count in Latin America at March 31, 2006:

Rank	Name	Restaurant Count	Location

1	Caribbean Restaurants	170	Puerto Rico
2	ALSEA	81	Mexico
3	Geboy de Tijuana, S.A. de C.V.	40	Mexico
4	Salvador Safie, Fernando Safie and Ricardo Safie	35	Guatemala
5	Operadora Exe S.A. de C.V.	35	Mexico

		361

Advertising and Promotion
      We believe sales in the QSR segment can be significantly affected by the frequency and quality of advertising and promotional programs. We believe that two of our major competitive advantages are our strong brand equity and market position and our global franchise network which allows us to drive sales through extensive advertising and promotional programs.
      Franchisees must make monthly contributions, generally 4% to 5% of gross sales, to our advertising funds, and we contribute on the same basis for company restaurants. Advertising contributions are used to pay for all expenses relating to marketing, advertising and promotion, including market research, production, advertising costs, public relations and sales promotions. In international markets where there is no company restaurant presence, franchisees typically manage their own advertising expenditures, and these amounts are not included in the advertising fund. However, as part of our global marketing strategy, we intend to provide these franchisees with assistance in order to deliver a consistent global brand message.
      In the United States and in those other countries where we have company restaurants, we have full discretion as to the development, budgeting and expenditures for all marketing programs, as well as the allocation of advertising and media contributions among national, regional and local markets, subject in the United States to minimum expenditure requirements for media costs and certain restrictions as to new media channels. We are required, however, under our U.S. franchise agreements to discuss the types of media in our advertising campaigns and the percentage of the advertising fund to be spent on media with the recognized franchisee association, currently the National Franchise Association, Inc.
      Our current global marketing strategy is based upon customer choice. We believe that quality, innovation and differentiation drive profitable customer traffic and pricing power over the long term. Our global strategy is focused on our core customer, the SuperFan, our Have It Your Way brand promise, our core menu items, such as burgers, fries and soft drinks, the development of innovative products (such as the Whopper sandwich, Angus Steak Burger, Tendercrisp chicken sandwich, breakfast, desserts and kids meals) and the consistent communication of our brand. We concentrate our marketing on television advertising, which we believe is the most effective way to reach the SuperFan. We also use radio and Internet advertising and other marketing tools on a more limited basis.
      We have engaged the advertising agency of Crispin Porter + Bogusky to create compelling advertising that will resonate with the SuperFan. During fiscal 2005, the “Subservient Chicken” and “Office Lunch Break” advertising campaigns garnered numerous awards, including the 2005 Grand Clio and 2004 Cannes Lion. Appearances and mentions in various pop culture media outlets such as The Apprentice, The Simple Life, The Late Show with David Letterman and The Tonight Show, as well as multi-media campaigns such as the Subservient Chicken, Dr. Angus and Star Wars “Sith Sense” websites have allowed us to reach a broader audience. Promotional tie-ins with major motion pictures and the NFL, including television advertising during Superbowl XL, have also helped to create a pop culture “buzz” around Burger King. For fiscal 2006, we have developed a global marketing calendar that leverages the talent of our advertising agency and creates more consistent advertising and brand positioning strategies across all of our markets.

Property
      The following table presents information regarding our properties as of March 31, 2006.

	Owned(1)	Leased			Total

			Land &	Total
		Land	Building	Leases

United States and Canada:
Company restaurants	338	188	351	539	877
Franchisee-operated properties	467	241	162	403	870
Non-operating restaurant locations	35	27	12	39	74
Offices	—	—	7	7	7

Total	840	456	532	988	1,828

International:
Company restaurants	17	35	298	333	350
Franchisee-operated properties	4	—	137	137	141
Non-operating restaurant locations	1	—	31	31	32
Offices	—	3	9	12	12

Total	22	38	475	513	535

(1)	Owned refers to properties where we own the land and the building.
     Our global headquarters is located in Miami, Florida and consists of approximately 213,000 square feet which we lease, as well as another 42,950 square foot building in Dadeland, Florida, which we also lease. We have recently signed a 15-year lease to move our global headquarters into a building to be constructed in Coral Gables, Florida. We currently plan to occupy a space of 224,638 square feet in the new building beginning in 2008. Our regional headquarters are currently located in London for EMEA and Singapore for APAC. The lease for our London office is currently scheduled to expire in March 2006, and we have the right to renew at market rates. As part of our proposed realignment of our European business, we are considering relocating our regional headquarters from London to a city in Switzerland. We also lease properties for our regional offices in Germany and Spain. We lease an office space of 46,864 square feet in Munich, Germany under a lease that expires in August 2015. In Madrid, Spain, we lease an office space of 16,210 square feet under a lease that expires in March 2009. We believe that our existing headquarters and other leased and owned facilities are adequate to meet our current requirements.
Our Employees
      As of March 31, 2006, we had approximately 36,400 employees in our company restaurants, field management offices and our global headquarters. As franchisees are independent business owners, they and their employees are not included in our employee count. We consider our relationship with our employees and franchisees to be good.
      None of our employees are represented by a labor union or covered by a collective bargaining agreement, other than our employees in Germany and Mexico.
Supply and Distribution
      We establish the standards and specifications for most of the goods used in the development, improvement and operation of our restaurants and for the direct and indirect sources of supply of most of those items. These requirements help us assure the quality and consistency of the food products sold at our restaurants and protect and enhance the image of the Burger King system and the Burger King brand.

      In general, we approve the manufacturers of the food, packaging and equipment products and other products used in Burger King restaurants, as well as the distributors of these products to Burger King restaurants. Franchisees are generally required to purchase these products from approved suppliers. We consider a range of criteria in evaluating existing and potential suppliers and distributors, including product and service consistency, delivery timeliness and financial condition. Approved suppliers and distributors must maintain standards and satisfy other criteria on a continuing basis and are subject to continuing review. Approved suppliers may be required to bear development, testing and other costs associated with our evaluation and review.
      Restaurant Services, Inc., or RSI, is a not-for-profit, independent purchasing cooperative formed in 1991 to leverage the purchasing power of the Burger King system. RSI is the purchasing agent for the Burger King system in the United States and negotiates the purchase terms for most equipment, food, beverages (other than branded soft drinks) and other products such as promotional toys and paper products used in our restaurants. RSI is also authorized to purchase and manage distribution services on behalf of the company restaurants and franchisees who appoint RSI as their agent for these purposes. At March 31, 2006, RSI has been appointed the distribution manager for approximately 92% of the restaurants in the United States. A subsidiary of RSI is also purchasing food and paper products for our company and franchise restaurants in Canada under a contract with us. Five distributors service 84% of the U.S. system and the loss of any one of these distributors would likely adversely affect our business.
      In fiscal 2000, we entered into long-term exclusive contracts with The Coca-Cola Company and with Dr Pepper/ Seven Up, Inc. to supply company and franchise restaurants with their products, which obligate Burger King restaurants in the United States to purchase a specified number of gallons of soft drink syrup. These volume commitments are not subject to any time limit. As of June 30, 2005, we estimate that it will take approximately 17 years and 19 years to complete the Coca-Cola and Dr Pepper purchase commitments, respectively. If these agreements were terminated, we would be obligated to pay significant termination fees and certain other costs, including in the case of the contract with The Coca-Cola Company, the unamortized portion of the cost of installation and the entire cost of refurbishing and removing the equipment owned by The Coca-Cola Company and installed in company restaurants in the three years prior to the termination.
      There is currently no purchasing agent that represents franchisees in our international regions. However, we are considering an initiative to leverage our global purchasing power and negotiate lower product costs and savings for our restaurants outside of the United States and Canada. We approve suppliers and use similar standards and criteria to evaluate international suppliers that we use for U.S. suppliers. Franchisees may propose additional suppliers, subject to our approval. In countries where we operate company restaurants, we negotiate the purchase terms with suppliers, and those terms are made available to company restaurants and franchise restaurants. In non-company restaurant markets, franchisees typically negotiate the purchase terms directly with Burger King approved suppliers for food and packaging products used in their restaurants.
Research and Development
      Company restaurants play a key role in the development of new products and initiatives because we can use them to test and perfect new products, equipment and programs before introducing them to franchisees, which we believe gives us credibility with our franchisees in launching new initiatives. This strategy allows us to keep research and development costs down and simultaneously facilitates the ability to sell new products and to launch initiatives both internally to franchisees and externally to customers.
      We operate a research and development facility or “test kitchen” at our headquarters in Miami. In addition, certain vendors have granted us access to their facilities in the United Kingdom and China to test new products. While research and development activities are important to our business, these expenditures are not material. Independent suppliers also conduct research and development activities for the benefit of the Burger King system. We believe new product development is critical to our long-term success and is a significant factor behind our comparable sales growth. Product innovation begins with an intensive research and development process that analyzes each potential new menu item, including market tests to gauge consumer taste preferences, and includes an ongoing analysis of the economics of food cost, margin and final price point.
      We have developed a new flexible batch broiler that is significantly smaller, less expensive and easier to maintain than the current broiler used in our restaurants. We expect that the new broiler will reduce operating costs (principally through reduced utility costs), without sacrificing speed, quality or efficiency, although we have not yet verified how the broiler will perform under restaurant conditions. We currently are testing the new broiler in certain company restaurants and hope to make it available for widespread use in our restaurants during fiscal 2007. We have filed a patent application with respect to the broiler technology and design. We have licensed one of our equipment vendors on an exclusive basis to manufacture and supply the new broiler to the Burger King system throughout the world.
Management Information Systems
      Franchisees typically use a point of sale (POS) cash register system to record all sales transactions at the restaurant. We have not historically required franchisees to use a particular brand or model of hardware or software components for their restaurant system. However, we have recently established specifications to reduce cost, improve service and allow better data analysis and have approved three global POS vendors and one regional vendor for each of our three key regions to sell these systems to our franchisees. Currently, franchisees report sales manually, and we do not have the ability to verify sales data electronically by accessing their POS cash register systems. The new POS system will make it possible for franchisees to submit their sales and transaction level details to us in near-real-time in a common format, allowing us to maintain one common database of sales information. We expect that it will be three to five years before the majority of franchisees have the new POS systems. We provide proprietary software to our U.S. franchisees for labor and product management.
      We replaced all of our POS hardware systems in our U.S., Canada, Mexico and United Kingdom company restaurants in 2002 and will complete the related POS software upgrades in calendar 2006. These upgraded systems facilitate financial and management control of restaurant operations and provide management with the ability to analyze sales and product data, to minimize shrinkage using inventory control and centralized standard cost systems and to manage and control labor costs.
      Over the past two years, we have made significant improvements to our technology infrastructure, such as deploying a common platform for our SAP software across all regions as well as improving our intranet for internal and franchisee communications. We expect to continue to make infrastructure investments in fiscal 2007, including the completion of several technology enhancing projects at the restaurant and global headquarters level.
Quality Assurance
      We are focused on achieving a high level of customer satisfaction through the close monitoring of restaurants for compliance with our key operations platforms: Clean & Safe, Hot & Fresh and Friendly & Fast. We have uniform operating standards and specifications relating to the quality, preparation and selection of menu items, maintenance and cleanliness of the premises and employee conduct.
      The Clean & Safe certification is administered by an independent outside vendor whose purpose is to bring heightened awareness of food safety, and includes immediate follow-up procedures to take any action needed to protect the safety of our customers. We measure our Hot & Fresh and Friendly & Fast operations platforms principally through Guest Trac, a rating system based on survey data submitted by our customers.
      We measure the overall performance of our operations platforms through an Operations Excellence Review, or OER, which focuses on evaluating and improving restaurant operations and customer satisfaction.

      All Burger King restaurants are required to be operated in accordance with quality assurance and health standards which we establish, as well as standards set by federal, state and local governmental laws and regulations. These standards include food preparation rules regarding, among other things, minimum cooking times and temperatures, sanitation and cleanliness.
      We closely supervise the operation of all of our company restaurants to help ensure that standards and policies are followed and that product quality, customer service and cleanliness of the restaurants are maintained. Detailed reports from management information systems are tabulated and distributed to management on a regular basis to help maintain compliance. In addition, we conduct scheduled and unscheduled inspections of company and franchise restaurants throughout the Burger King system.
Intellectual Property
      We and our wholly-owned subsidiary, Burger King Brands, Inc., own approximately 2,480 trademark and service mark registrations and applications and approximately 330 domain name registrations around the world. We plan to license certain trademarks, service marks and other intellectual property rights associated with the EMEA/ APAC regions to a new European and a new Asian holding company. We also have established the standards and specifications for most of the goods and services used in the development, improvement and operation of Burger King restaurants. These proprietary standards, specifications and restaurant operating procedures are trade secrets owned by us. Additionally, we own certain patents relating to equipment used in our restaurants and provide proprietary product and labor management software to our franchisees.
Competition
      We operate in the FFHR category of the QSR segment within the broader restaurant industry. Our two main domestic competitors in the FFHR category are McDonald’s and Wendy’s. According to public data, McDonald’s and Wendy’s had worldwide system restaurants of approximately 32,000 and 6,700, respectively, and total worldwide system sales of approximately $54.3 billion and $8.7 billion, respectively, for fiscal 2005.
      To a lesser degree, we compete against national food service businesses offering alternative menus, such as Subway, Yum! Brands, Inc.’s Taco Bell, Pizza Hut and Kentucky Fried Chicken, casual restaurant chains, such as Applebee’s, Chili’s, Ruby Tuesday’s and “fast casual” restaurant chains, such as Panera Bread, as well as convenience stores and grocery stores that offer menu items comparable to that of Burger King restaurants. During the past year, the FFHR category has experienced flat or declining traffic which we believe is due in part to competition from these competitors. In the United States, the Subway sandwich chain has grown significantly in recent years and positions itself directly as an alternative to our products. In one of our major European markets, the United Kingdom, much of the growth in the quick service restaurant segment is expected to come from bakeries and new entrants that are diversifying into healthier options to respond to nutritional concerns. We believe that the large hamburger chains in the United Kingdom have experienced declining sales as they face increased competition from not only the bakeries, but also from pubs that are repositioning themselves as family venues and offering inexpensive food.
      Our largest U.S. competitor, McDonald’s, has significant international operations. For fiscal 2005, McDonald’s had approximately 18,200 international restaurants, representing 57% of worldwide restaurants. Other U.S.-based FFHR chains, however, such as Wendy’s, Hardee’s and Jack in the Box, are not currently significant competitors of Burger King internationally. However, Wendy’s has 728 international units, representing 5% of worldwide restaurants. Non-FFHR based chains, such as KFC and Pizza Hut, have many outlets in international markets that compete with Burger King and other FFHR chains. In addition, Burger King restaurants compete internationally against local FFHR chains and single-store locations.

Government Regulation
      We are subject to various federal, state and local laws affecting the operation of our business, as are our franchisees. Each Burger King restaurant is subject to licensing and regulation by a number of governmental authorities, which include zoning, health, safety, sanitation, building and fire agencies in the jurisdiction in which the restaurant is located. Difficulties in obtaining, or the failure to obtain, required licenses or approvals can delay or prevent the opening of a new restaurant in a particular area.
      In the United States, we are subject to the rules and regulations of the Federal Trade Commission, or the FTC, and various state laws regulating the offer and sale of franchises. The FTC and various state laws require that we furnish to prospective franchisees a franchise offering circular containing proscribed information. A number of states, in which we are currently franchising, regulate the sale of franchises and require registration of the franchise offering circular with state authorities and the delivery of a franchise offering circular to prospective franchisees. We are currently operating under exemptions from registration in several of these states based upon our net worth and experience. Substantive state laws that regulate the franchisor/franchisee relationship presently exist in a substantial number of states, and bills have been introduced in Congress from time to time that would provide for federal regulation of the franchisor/franchisee relationship in certain respects. The state laws often limit, among other things, the duration and scope of non-competition provisions, the ability of a franchisor to terminate or refuse to renew a franchise and the ability of a franchisor to designate sources of supply.
      We may have to make appropriate amendments to our franchise offering circular used to comply with our disclosure obligations under federal and state law and the laws of certain foreign jurisdictions to reflect this offering and other relevant information.
      Company restaurant operations and our relationships with franchisees are subject to federal and state antitrust laws. Company restaurant operations are also subject to federal and state laws governing such matters as wages, working conditions, citizenship requirements and overtime. Some states have set minimum wage requirements higher than the federal level.
      In addition, we may become subject to legislation or regulation seeking to tax and/or regulate high-fat and high-sodium foods, particularly in the United States and the United Kingdom. For example, a bill was recently introduced in the United States Congress that would compel the listing of all nutritional information on fast food menu boards and the Center for Science in the Public Interest, a non-profit advocacy organization, has sued the U.S. Food and Drug Administration to reduce the permitted sodium levels in processed foods. The Attorney General of the State of California is currently suing us and our major competitors under Proposition 65 to force the disclosure of warnings that carbohydrate-rich foods cooked at high temperatures, such as french fries, contain the potentially cancer-causing chemical acrylamide. In addition, public interest groups have also focused attention on the marketing of these foods to children in a stated effort to combat childhood obesity and legislators in the United States have proposed replacing the self-regulatory Children’s Advertising Review Board with formal governmental regulation under the Federal Trade Commission.
      Internationally, our company and franchise restaurants are subject to national and local laws and regulations, which are generally similar to those affecting our U.S. restaurants, including laws and regulations concerning franchises, labor, health, sanitation and safety. Our international restaurants are also subject to tariffs and regulations on imported commodities and equipment and laws regulating foreign investment.
Tax Matters
      We are in the process of being audited by the Internal Revenue Service. The audit relates to both executive compensation and income taxes for our 2003 and 2004 fiscal years. At this time, we do not know when this audit will be completed or what its impact, if any, will be.

Legal Proceedings
      On September 5, 2002, the Council for Education and Research on Toxics, or CERT, sued McDonald’s and us in California, alleging that the defendants violated Proposition 65 and the California Unfair Competition Act by failing to warn about the presence of acrylamide, a Proposition 65 regulated chemical, in french fries. The case had been stayed pending the outcome of a proposed regulatory action by California’s Office of Environmental Health Hazard Assessment, the lead agency with primary jurisdiction for implementing Proposition 65. The court agreed to stay the case until the agency proposed updated regulations for acrylamide in foods. In April 2005, the agency proposed new regulations, including safe harbor warning language and a format for warnings to be provided on signs at retail grocery stores or restaurants.
      In a related case, the Attorney General for California filed a lawsuit against us and others in the food industry, seeking an order providing for an unspecified warning to be provided to consumers regarding the presence of acrylamides in french fries. These cases were consolidated in January 2006. On March 31, 2006, the court lifted the stay in the consolidated cases, allowing the matters to proceed.
      In the event that there is a finding of liability in theses cases, we would be exposed to a potential obligation for payment of damages, plaintiff’s attorneys’ fees, penalties (in an amount to be set by the court) and injunctive relief. It is not possible to ascertain with any degree of confidence the amount of our financial exposure, if any.
      In February 2006 and May 2006, we received 60-day notices of violation from residents of California under Proposition 65 asserting that beef and chicken products, in the case of the February notice, and chicken products, in the case of the May notice, served at Burger King restaurants in California violate Proposition 65 because there are no warnings to customers that the products may expose customers to chemicals that the State of California has deemed potentially harmful and has listed as requiring warnings to consumers. The notice is a pre-condition to filing a lawsuit similar to the CERT case filed against us with respect to acrylamides in french fries. The 60-day period for the February notice expired on April 20, 2006 and the 60-day period for the May notice will expire on July 1, 2006, after which time the plaintiffs may file suit against us.
      From time to time, we are involved in other legal proceedings arising in the ordinary course of business, relating to matters including, but not limited to, disputes with franchisees, suppliers, employees and customers and disputes over our intellectual property.

MANAGEMENT
Executive Officers and Directors
      Set forth below is information concerning our executive officers and directors. Our directors are generally elected for one-year terms. We expect following the offering to appoint additional directors over time who are not our employees or otherwise affiliated with management.

Name	Age	Position

John W. Chidsey	43	Chief Executive Officer and Director
Russell B. Klein	48	Chief Marketing Officer
Ben K. Wells	52	Chief Financial Officer and Treasurer
James F. Hyatt	49	Chief Operations Officer
Peter C. Smith	49	Chief Human Resources Officer
Martin Brok	40	Senior Vice President Franchise Operations, EMEA
Anne Chwat	47	General Counsel and Corporate Secretary
Steve DeSutter	52	President, EMEA
David Gagnon	58	Senior Vice President, Company Operations
Denny Marie Post	49	Chief Concept Officer
Julio Ramirez	52	President, Latin America
Clyde Rucker	43	Senior Vice President, Global Communications and External Affairs
Peter Tan	50	President, Asia Pacific
Amy Wagner	40	Senior Vice President, Investor Relations
Brian Thomas Swette	52	Non-Executive Chairman of the Board
Andrew B. Balson	39	Director
David Bonderman	63	Director
Richard W. Boyce	52	Director
David A. Brandon	54	Director
Armando Codina	59	Director
Peter Raemin Formanek	62	Director
Manny Garcia	62	Director
Adrian Jones	41	Director
Sanjeev K. Mehra	47	Director
Stephen G. Pagliuca	51	Director
Kneeland C. Youngblood	50	Director
      John W. Chidsey has served as our Chief Executive Officer and a member of our board since April 2006. From September 2005 until April 2006, he was our President and Chief Financial Officer and from June 2004 until September 2005, he was our President of North America. Mr. Chidsey joined us as Executive Vice President, Chief Administrative and Financial Officer in March 2004 and held that position until June 2004. From January 1996 to March 2003, Mr. Chidsey served in numerous positions at Cendant Corporation, most recently as Chief Executive Officer of the Vehicle Services Division and the Financial Services Division.
      Russell B. Klein has served as our Chief Marketing Officer since June 2003. From August 2002 to May 2003, Mr. Klein served as Chief Marketing Officer at 7-Eleven Inc. From January 1999 to July 2002, Mr. Klein served as a Principal at Whisper Capital.
      Ben K. Wells has served as our Chief Financial Officer and Treasurer since April 2006. From May 2005 to April 2006, Mr. Wells served as our Senior Vice President, Treasurer. From June 2002 to May

2005 he was a Principal and Managing Director at BK Wells & Co., a corporate treasury advisory firm in Houston, Texas. From June 1987 to June 2002, he was at Compaq Computer Corporation, most recently as Vice President, Corporate Treasurer. Before joining Compaq, Mr. Wells held various finance and treasury responsibilities over a 10-year period at British Petroleum.
      James F. Hyatt has served as our Chief Operations Officer since August 2005. Mr. Hyatt had previously served as Executive Vice President, U.S. Franchise Operations from July 2004 to August 2005 and Senior Vice President, U.S. Franchise Operations from February 2004 to July 2004. Mr. Hyatt joined us as Senior Vice President, Operations Services and Programs in May 2002. From 1995 to May 2002, Mr. Hyatt was a Burger King franchisee in Atlanta, Georgia.
      Peter C. Smith has served as our Chief Human Resources Officer since December 2003. From September 1998 to November 2003, Mr. Smith served as Senior Vice President of Human Resources at AutoNation.
      Martin Brok has served as our Senior Vice President Franchise Operations, EMEA since May 2006. From August 2005 to May 2006, Mr. Brok served as our Senior Vice President Franchise Operations and Marketing, EMEA. From December 2004 to August 2005, Mr. Brok served as our Senior Vice President, European Franchise Markets & the UK. From July 2004 to December 2004, Mr. Brok served as our Vice President, European Franchise Markets. From February 2004 to June 2004, Mr. Brok served as our Vice President, Central Europe and Middle East. Prior to that Mr. Brok served as our General Manager, Central and Eastern European Franchise Markets from August 2003 to February 2004 and as General Manager, Franchise Markets South from November 2001 to August 2003. Prior to joining us, Mr. Brok spent 13 years at the Coca-Cola Company, most recently as the director of the Burger King Account Team— Europe, Middle East and Africa, based in London.
      Anne Chwat has served as our General Counsel and Corporate Secretary since September 2004. From September 2000 to September 2004, Ms. Chwat served in various positions at BMG Music (now SonyBMG Music Entertainment) including as Senior Vice President, General Counsel and Chief Ethics and Compliance Officer.
      Steve C. DeSutter has served as our President, EMEA since November 2005. Previously Mr. DeSutter had served as our President, EMEA and Asia Pacific from December 2004 to November 2005. From August 2004 to November 2004, Mr. DeSutter served as our Senior Vice President, Corporate Communications. Prior to joining us, Mr. DeSutter served as Senior Vice President of TurnWorks, Inc. from July 2001 to June 2002. From June 2002 to October 2002, Mr. DeSutter joined the senior team at PricewaterhouseCoopers Consulting as Senior Vice President, Corporate Communication and then returned to TurnWorks, Inc. as Senior Vice President until July 2004.
      Dave Gagnon has served as Senior Vice President, Company Operations since April 2005. Since June 2004, Mr. Gagnon has also served as President of BK Magic Holdings, LLC, a joint venture between us and an independent third party that operates approximately 30 of our franchise restaurants in the United States. From November 2004 to April 2005, Mr. Gagnon served as our Senior Vice President of North American Company Operations. From May 2003 to November 2004, Mr. Gagnon served as Senior Vice President, U.S. Company Operations. Prior to joining us, Mr. Gagnon had been at Taco Bell since 1984. From December 1999 to January 2002, Mr. Gagnon served as National Vice President, U.S. Company Operations and from January 2002 to May 2003 Mr. Gagnon served as Head Coach/ East.
      Denny Marie Post has served as our Chief Concept Officer since April 2004. From 1995 to March 2004, Ms. Post served in various positions for Yum! Brands, Inc. including Chief Innovation Officer at KFC, Chief Marketing Officer for KFC, Taco Bell and Pizza Hut in Canada and VP Concept Innovation for KFC.
      Julio Ramirez has served as our President, Latin America since January 2002. Mr. Ramirez has worked for Burger King Corporation for more than 20 years. During his tenure, Mr. Ramirez has held several positions within the United States and the Latin America region. From February 2000 to December 2001, Mr. Ramirez served as Senior Vice President of U.S. Franchise Operations & Development. Prior to that, Mr. Ramirez served as President, Latin America from 1997 until 2000.

      Clyde Rucker has served as our Senior Vice President, Global Communications & External Affairs since June 2005. He had previously served as Senior Vice President, Chief Support Officer since December 2004 and Senior Vice President, Diversity Capability and Business Development and Chief of Staff since March 2004. From September 2003 to March 2004, Mr. Rucker served as Senior Vice President, Diversity Capability and Business Development. Prior to that, Mr. Rucker was our Vice President, U.S. Franchise Operations, Mountain and Southwest region since January 2000.
      Peter Tan has served as our President, Asia Pacific since November 2005. From 2002 to 2005, Mr. Tan served as Corporate Senior Vice President and President of Greater China for McDonald’s Corporation. Prior to that, from 1999 to 2003, Mr. Tan served as President, McDonald’s China Development Company.
      Amy Wagner has served as our Senior Vice President, Investor Relations since April 2006. From February 1990 to April 2006, Ms. Wagner served in various corporate finance positions at Ryder System, Inc., including as Vice President, Risk Management and Insurance Operations from January 2003 to April 2006 and Group Director, Investor Relations from June 2001 to January 2003.
      Brian Thomas Swette has served on our board since April 2003 and became Non-Executive Chairman of our board in April 2006. Mr. Swette served as Chief Operating Officer of eBay in San Jose, California from 1998 to 2002.
      Andrew B. Balson has served on our board since December 2002. Mr. Balson is a Managing Director of Bain Capital Partners, where he has worked since 1996. Mr. Balson is a director of Domino’s Pizza, UGS and Dunkin Brands.
      David Bonderman has served on our board since December 2002. Mr. Bonderman is a Founding Partner of Texas Pacific Group and has served in that role since 1992. Mr. Bonderman is a director of the following public companies: CoStar Group, Inc., RyanAir Holdings, plc and Gemplus International S.A.
      Richard W. Boyce has served on our board since December 2002. Mr. Boyce has been a Partner of Texas Pacific Group based in San Francisco, California since January 1999. Mr. Boyce is a director of ON Semiconductor, a supplier of power management and distribution products.
      David A. Brandon has served on our board since September 2003. Mr. Brandon is Chairman and CEO of Domino’s Pizza in Ann Arbor, Michigan and has served in that role since March 1999. From 1989 to 1998, Mr. Brandon served as President and CEO of Valassis Communication, Inc. and he was Chairman of Valassis from 1997 to 1998. Mr. Brandon is a director of The TJX Companies, Domino’s Pizza and Kaydon Corporation.
      Armando Codina has served on our board since November 2005. Mr. Codina is founder and Chairman of Codina Group, a real estate development company, established in 1979. Mr. Codina is a director of American Airlines, General Motors, Merrill Lynch and Bell South.
      Peter Raemin Formanek has served on our board since September 2003. Mr. Formanek has been a private investor in Memphis, Tennessee since May 1994. Mr. Formanek is a director of The Sports Authority and was a co-founder of AutoZone, Inc., a retailer of automotive parts and accessories.
      Manny Garcia has served on our board since September 2003. Mr. Garcia has served as President and Chief Executive Officer of Atlantic Coast Management, an operator of various restaurants in the Orlando, Florida area, since 1996.
      Adrian Jones has served on our board since December 2002. Mr. Jones has been with Goldman, Sachs & Co. in New York, New York and London, UK since 1994, and has been a Managing Director since November 2002. Mr. Jones is a director of Autocam Corporation and Signature Hospital Holding, LLC.
      Sanjeev K. Mehra has served on our board since December 2002. Mr. Mehra has been with Goldman, Sachs & Co. in New York, New York since 1986, and has been a Managing Director since 1996.

Mr. Mehra is a director of Nalco Company, Madison River Telephone Company, LLC and SunGard Data Systems, Inc.
      Stephen G. Pagliuca has served on our board since December 2002. Mr. Pagliuca has served as a Managing Director of Bain Capital Partners since 1989. Mr. Pagliuca is a director of Gartner Group and ProSeiben.
      Kneeland C. Youngblood has served on our board since October 2004. Mr. Youngblood has served as Managing Partner of Pharos Capital Group in Dallas, Texas since 1998. Mr. Youngblood is a director of Starwood Hotels and Resorts.
Board Structure and Composition
      Our board of directors currently has twelve non-management members. Messrs. Balson, Bonderman, Boyce, Jones, Mehra and Pagliuca were appointed to our board of directors by the sponsors pursuant to a shareholders’ agreement under which each of the sponsors currently has the right to appoint two members of our board of directors. For more information on this shareholders’ agreement, see “Certain Relationships and Related Transactions—Shareholders’ Agreement”.
      We will be deemed to be a “controlled company” under the rules of the New York Stock Exchange, and we will qualify for, and intend to rely on, the “controlled company” exception to the board of directors and committee composition requirements under the rules of the New York Stock Exchange. Pursuant to this exception, we will be exempt from the rule that requires our board of directors to be comprised of a majority of “independent directors;” our compensation committee be comprised solely of “independent directors;” and our executive and corporate governance committee be comprised solely of “independent directors” as defined under the rules of the New York Stock Exchange. The “controlled company” exception does not modify the independence requirements for the audit committee, and we intend to comply with the requirements of the Sarbanes-Oxley Act and the New York Stock Exchange rules, which require that our audit committee be composed of three independent directors within one year from the date of this prospectus.
Director Compensation
      Directors who are employees of the company or the sponsors currently do not receive any fees for their services as directors. The other directors currently receive an annual retainer of $50,000 for service on our board payable at their option either 100% in cash or 100% in stock options. They also receive $1,000 for each board meeting attended. Effective July 1, 2006, we intend to amend our existing director compensation program and to offer the following director compensation. The Non-Executive Chairman of our board will receive an annual retainer of $80,000 and the other non-management directors, including those directors who are employed by the sponsors, will receive an annual retainer of $50,000. The annual retainers will be payable at the directors’ option either 100% in cash or 100% in shares of our common stock. In addition, our Non-Executive Chairman will be granted on an annual basis shares of our common stock having a fair market value on the grant date of $120,000 and each other non-management member of our board will receive a share award with a grant date fair market value of $85,000. The non-management chair of the audit committee will receive an additional $20,000 fee and each other non-management committee chair will receive an additional $10,000 fee, payable at his or her option either 100% in cash or 100% in shares of our common stock. All shares awarded to the non-management directors will be settled upon termination of board service. No separate committee meeting fees will be paid.
      All directors are reimbursed for reasonable travel and lodging expenses incurred by them in connection with attending board and committee meetings.

Board Committees
      Our board of directors has established an audit committee, a compensation committee and an executive and corporate governance committee. The members of each committee are appointed by our board of directors and serve one-year terms.

Audit Committee
      Our audit committee selects the independent auditors to be submitted for approval by the stockholders and reviews the independence of such auditors, approves the audit fee payable to the independent auditors and reviews audit results with the independent auditors. The audit committee is currently composed of Messrs. Boyce, Garcia and Formanek (chair). Messrs. Formanek and Garcia are independent directors within the requirements of the Sarbanes-Oxley Act and the New York Stock Exchange rules. We expect to replace Mr. Boyce with a director who is independent under the Sarbanes-Oxley Act and the New York Stock Exchange rules, within the time period specified in the New York Stock Exchange’s transition rules applicable to companies completing an initial public offering. KPMG LLP currently serves as our independent registered public accounting firm.

Compensation Committee
      Our compensation committee oversees our compensation and benefits policies, oversees and sets the compensation and benefits arrangements of our Chief Executive Officer and certain other executive officers, provides a general review of, and makes recommendations to our board of directors and/or to the Company’s shareholders with respect to our equity-based compensation plans; reviews and approves all of our equity-based compensation plans that are not otherwise subject to the approval of our shareholders; implements, administers, operates and interprets all equity-based and similar compensation plans to the extent provided under the terms of such plans, including the power to amend such plans; and reviews and approves awards of shares or options to officers and employees pursuant to our equity-based plans. The compensation committee is currently composed of Messrs. Boyce, Mehra and Pagliuca (chair).

Executive and Corporate Governance Committee
      Our executive and corporate governance committee acts for our board of directors with respect to any matters delegated to it by our board. Our board has delegated to this committee the authority to identify and recommend potential candidates qualified to become board members and recommend directors for appointment to board committees. It also exercises general oversight with respect to the governance and performance of our board, as well as corporate governance matters applicable to us and our employees and directors. This committee also has authority to take actions on behalf of the company (except if prohibited by applicable law or regulation) if the amounts associated with such actions do not individually exceed $25 million. The executive and corporate governance committee is currently composed of Messrs. Boyce, Pagliuca, Chidsey and Mehra (chair).

Executive Compensation
      The following table sets forth information regarding the compensation paid to John W. Chidsey, our Chief Executive Officer, Gregory D. Brenneman, our former Chairman of the Board and Chief Executive Officer, Bradley Blum, our former Chief Executive Officer, and our three other most highly compensated executive officers (measured by base salary and annual bonus) during the fiscal year ended June 30, 2005, collectively referred to as our “named executive officers” in this prospectus.
Summary Compensation Table

				Long Term Compensation
		Annual
		Compensation				Securities
				Other Annual	Restricted	Underlying		All Other
	Salary	Bonus		Compensation	Stock Awards	Options/		Compensation
Name and Principal Position	($)	($)(4)		($)(6)	($)(7)	SARs (#)		($)(8)

John W. Chidsey	744,231	1,625,000		55,827	—	236,746		193,162
Chief Executive Officer(1)
Russell B. Klein	400,000	309,164		74,874	307,800	—		77,603
Chief Marketing Officer
James F. Hyatt	400,000	588,000		4,008	—	131,732		49,618
Chief Operations Officer
Peter C. Smith	400,000	294,240		5,751	293,760	52,693		50,127
Chief Human Resources Officer
Gregory D. Brenneman	900,000	2,250,000		187,207	—	3,025,743	(2)	569,384
Former Chairman of the Board and Chief Executive Officer(2)
Bradley Blum	188,462	166,667	(5)	25,213	—	—		880,512
Former Chief Executive Officer (3)

(1)	Mr. Chidsey had served as our President and Chief Financial Officer until April 7, 2006, when he became our Chief Executive Officer.

(2)	Mr. Brenneman served as our Chairman of the Board and Chief Executive Officer until April 7, 2006. Mr. Brenneman forfeited 1,815,509 of his 3,025,743 options upon his separation from employment.

(3)	Mr. Blum had served as our Chief Executive Officer. His employment terminated September 1, 2004.

(4)	Bonuses include amounts paid under our Restaurant Support Incentive Plan and other individual bonuses. We generally pay bonuses in the year following the year in which they were earned. Fiscal year 2005 bonus payments were made on September 1, 2005. The bonuses for Messrs. Klein and Smith do not include their partial deferrals into restricted stock units (see footnote (7) below).

(5)	Mr. Blum received a pro-rated bonus for the year of termination in accordance with the terms of his separation agreement.

(6)	This column includes: (a) the dollar value of interest earned on compensation deferred under our Executive Retirement Plan and/or our Investment Deferred Compensation Plan in excess of 120% of the long-term applicable federal rate (Mr. Chidsey, $5,987; Mr. Klein, $4,774; Mr. Hyatt, $1,247; Mr. Smith, $5,258; Mr. Brenneman, $6,437; and Mr. Blum, $841); (b) amounts on account of personal use of company-leased aircraft (calculated using the actual invoice cost associated with such airplane use) (Mr. Klein, $30,876 and Mr. Brenneman, $84,522), (c) car allowance amounts (Mr. Klein, $20,040), (d) tax gross-up payments (Mr. Chidsey, $49,841; Mr. Klein, $17,083; Mr. Hyatt, $2,761; Mr. Smith, $493; Mr. Brenneman, $77,290; and Mr. Blum, $24,372) and (e) amounts with respect to other personal benefits. Each of Messrs. Chidsey, Hyatt, Smith and Blum received personal benefits having an aggregate value of less than the minimum amount required for disclosure under the rules of the Securities Exchange Commission. Amounts on account of personal airplane use are primarily related to company-mandated hurricane evacuation as well as spousal travel in connection with business functions. Messrs. Chidsey’s and Brenneman’s tax gross-up payments are primarily related to their relocation expenses (see footnote (8) below).

(7)	Each of Messrs. Klein and Smith elected to receive one-half of his 2005 fiscal year bonus in the form of restricted stock units (which were granted after the end of our fiscal year at the same time as the bonus amounts were paid to our named executive officers). Mr. Klein was granted restricted stock units with respect to 30,035 shares of our common stock on September 1, 2005 and Mr. Smith was granted restricted stock units with respect to 28,665 shares of our common stock on September 1, 2005. The restricted stock units vest one-half on each anniversary of the grant date. The fair market value of a share of our common stock on the date of grant was $10.25.

The aggregate number of shares and value with respect to restricted stock unit holdings of our named executive officers on June 30, 2005 (including restricted stock units granted after our fiscal year 2005 but with respect to fiscal year 2005) were: Mr. Chidsey, 105,385 shares ($1,080,010); Mr. Klein, 54,116 shares ($554,590); and Mr. Smith, 70,925 shares ($726,850). The fair market value of a share of our common stock for purposes of determining these values was $10.25.

(8)	This column includes: (a) company match and profit sharing contributions to our Executive Retirement Plan (Mr. Chidsey, $89,654; Mr. Klein, $48,000; Mr. Hyatt, $48,000; Mr. Smith, $48,000; and Mr. Brenneman, $114,000) (b) the value of executive life insurance benefits (Mr. Chidsey, $1,438; Mr. Klein, $1,903; Mr. Hyatt, $1,618; Mr. Smith, $2,127; Mr. Brenneman, $1,450; and Mr. Blum, $878); (c) reimbursement of premiums for medical insurance coverage under a prior employer’s health plan in lieu of participation in the company’s plan (Mr. Brenneman, $5,670); (d) reimbursement of tuition fees (Mr. Klein, $27,700; and Mr. Brenneman, $28,750); (e) relocation expense amounts (Mr. Chidsey, $102,070; Mr. Brenneman, $419,514; and Mr. Blum, $66,331) and (f) severance amounts paid to Mr. Blum in connection with his termination of employment under the terms of the separation agreement we entered into with him ($811,538) and other termination payments ($1,765).
Stock Option/ SAR Grants in Last Fiscal Year
      The following table sets forth information concerning grants of stock options made to our named executive officers during our fiscal year ended June 30, 2005. No stock appreciation rights were granted to our named executive officers during our most recent fiscal year.

Individual Grant

	Number of					Potential Realizable Value
	Securities		Percent of Total			at Assumed Annual Rates
	Underlying		Options/SARs			of Stock Price Appreciation
	Options/SARs		Granted to			for Option Term(3)
	Granted		Employees in	Exercise or Base	Expiration
Name	(#)(1)		Fiscal Year	Price ($/Sh)	Date	5% ($)	10% ($)

John W. Chidsey	236,746		4.67%	3.80	08/01/2014	565,775	1,433,786
Russell B. Klein	—		—	—	—	—	—
James F. Hyatt	79,039		1.56%	3.80	08/01/2014	188,887	478,678
	52,693		1.04%	3.80	01/01/2015	125,926	319,120
Peter C. Smith	52,693		1.04%	3.80	08/01/2014	125,926	319,120
Gregory D. Brenneman	658,178	(2)	12.98%	7.59	08/01/2014	—	1,491,577
	2,367,565	(2)	46.71%	3.80	08/01/2014	5,658,006	14,338,498
Bradley Blum	—		—	—	—	—	—

(1)	Options to purchase shares of our common stock were granted by our board under the Burger King Holdings Equity Incentive Plan. Except for an option grant to Mr. Hyatt on January 1, 2005, all options granted to our named executive officers were granted on August 1, 2004. Options granted vest 20% per year on each anniversary of grant date and expire ten years from the grant date. The exercise price of each of the options granted was equal to the fair market value of a share of our common stock on the grant date ($3.80), except that Mr. Brenneman also was granted an option to purchase shares with an exercise price greater than the fair market value of a share of our common stock on the grant date. See footnote (2) below.

(2)	Options were granted to Mr. Brenneman in August 2004 in connection with his commencement of employment as our Chief Executive Officer. The option to purchase 658,178 shares was granted at an exercise price that was greater than the fair market value of a share of our common stock on the date of grant. Mr. Brenneman forfeited 1,815,509 of his options upon his separation from employment.

(3)	The potential realizable values represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. The potential gains shown are net of option exercise price and do not include deductions for taxes associated with the exercise. These gains are based on assumed rates of stock appreciation of 5% and 10% compounded annually from the date the respective options were granted (using the fair market value of $3.80 per share of our common stock on the date of grant) to their expiration date. Actual gains, if any, will depend upon the future market prices of our common stock. The 5% and 10% annual rates of appreciation are mandated by the rules of the Securities and Exchange Commission and are not intended to forecast future appreciation, if any, of our common stock.

Aggregated Option and SAR Exercises in Last Fiscal Year and Fiscal Year End Option Values
      The following table sets forth information concerning option exercises by our named executive officers during our most recent fiscal year ended June 30, 2005.

			Number of Securities		Value of Unexercised
			Underlying Unexercised		In-the-Money
			Options/SARs		Options/SARs
	Shares Acquired	Value	At Fiscal Year End (#)		At Fiscal Year End ($)(1)
	on Exercise	Realized
Name	(#)	($)	Exercisable	Unexercisable	Exercisable	Unexercisable

John W. Chidsey	—	—	217,802	1,107,961	$908,792	$5,162,212
Russell B. Klein	—	—	59,189	236,757	381,769	1,527,083
James F. Hyatt	—	—	26,346	237,118	169,932	1,529,411
Peter C. Smith	—	—	47,349	242,090	305,524	1,561,481
Gregory D. Brenneman(2)	—	—	—	3,025,743	—	17,021,548
Bradley Blum	—	—	816,756	—	4,122,730	—

(1)	Values are based on the fair market value of a share of our common stock of $10.25 on June 30, 2005.

(2)	Mr. Brenneman forfeited 1,815,509 of these options upon his separation from employment.

Agreements with Our Named Executive Officers

Employment Agreement with Mr. Chidsey
      On April 7, 2006, we entered into an employment agreement with Mr. John Chidsey, our Chief Executive Officer. The term of the agreement ends on April 6, 2009. At the end of the term, the agreement automatically extends for additional three-year periods, unless either party gives notice of non-renewal to the other at least six months prior to the expiration of the relevant period. Mr. Chidsey receives an annual base salary of $1 million and is eligible to receive a performance-based annual cash bonus with a target payment equal to 100% of his annual base salary if we achieve the target performance goals set by our compensation committee for a particular fiscal year. If we exceed the targets set for a particular fiscal year, Mr. Chidsey is able to earn a cash bonus of up to 200% of his annual base salary and if we achieve at least the threshold performance targets, he will be entitled to a bonus equal to 50% of his annual base salary. In fiscal 2006, the amount of the annual cash bonus will be determined in accordance with the RSIP (as defined below), and for periods after this, performance-based cash bonus awards for Mr. Chidsey will be determined in accordance with the Omnibus Plan (as defined below). Mr. Chidsey may elect to receive up to 50% of his annual bonus in such non-cash form as our compensation committee makes available to members of our senior management team. Mr. Chidsey is also entitled to receive an annual perquisite allowance of $50,000 and is entitled to private charter jet usage for business travel (and up to $100,000 per year for personal use).
      On an annual basis, Mr. Chidsey is entitled to receive a target annual performance-based restricted stock and stock option grant with a grant date value equal to 400% of his base salary. The actual value of the grants may be greater or less than the target amount and will depend on the company’s performance, as determined by our compensation committee. In connection with his promotion to Chief Executive Officer, we also agreed to grant Mr. Chidsey an award of 210,769 restricted shares or restricted stock units. This grant will be made on the effective date of this offering at the public offering price and will vest in five equal installments on each anniversary of the grant date.
      If we terminate Mr. Chidsey’s employment without cause or he terminates his employment with good reason or due to his death or disability (as such terms are defined in the agreement), he will be entitled to receive an amount equal to two times his annual base salary and target annual bonus (or three times, if his termination occurs after a change in control). He will also be entitled to continued coverage under our medical, dental and life insurance plans for him and his eligible dependents and payment of his perquisite allowance, each during the two-year period following termination (or three-year period, if his termination occurs after a change in control). If Mr. Chidsey’s employment is terminated due to his death or disability or during the 24-month period after a change in control of the company either without cause or for good reason, all options and other equity awards held by Mr. Chidsey will vest in full and he will have one year to exercise such awards. Among other events, a resignation for any reason within the 30-day period immediately following the one-year anniversary of a change in control involving a strategic buyer (as determined by our board) constitutes a termination by us without cause under the employment agreement. If any payments due to Mr. Chidsey in connection with a change in control would be subject to an excise tax, we will provide Mr. Chidsey with a related tax gross-up payment, unless a reduction in Mr. Chidsey’s payments by up to 10% would avoid the excise tax.

Employment Agreements with Messrs. Klein, Wells, Hyatt and Smith
      We have entered into employment agreements with each of Mr. Russell B. Klein, our Chief Marketing Officer, Mr. Ben K. Wells, our Chief Financial Officer and Treasurer, Mr. James F. Hyatt, our Chief Operations Officer and Mr. Peter C. Smith, our Chief Human Resources Officer. The term of each of the agreements ends on June 30, 2007. At the end of the term, each executive’s employment will be automatically extended for additional one-year periods, unless we have given a notice of non-renewal to the executive at least ninety days prior to the expiration of the relevant period. The agreements provide for an annual base salary of $450,000 for Mr. Klein, $425,000 for Mr. Wells, $412,000 for Mr. Hyatt and $412,000 for Mr. Smith. Each executive is eligible to receive a performance-based annual cash bonus with a target payment equal to 70% of his annual base salary if we achieve the target performance goals set by our compensation committee for a particular fiscal year; provided that if we exceed the targets set for a particular fiscal year, the executive is able to earn a cash bonus of up to 140% of his annual base salary. See “Annual Bonus Plan—Burger King Corporation Fiscal Year 2006 Executive Team Restaurant Support Incentive Plan.” In fiscal 2006, the amount of the annual cash bonus for each executive will be determined in accordance with the RSIP, and for periods after this, performance based cash bonus awards will be determined in accordance with the Omnibus Plan. Each executive may elect to receive up to 50% of his annual bonus in the form of restricted stock units or in any other form that our compensation committee makes available to members of our senior management team. Each executive also is entitled to receive an annual perquisite allowance of $35,000 and is eligible to participate in our long-term equity programs, which starting in fiscal year 2007 will be the Omnibus Plan.
      If we terminate the executive’s employment without cause or he terminates his employment with good reason (as defined in the relevant agreement), he will be entitled to receive his then current base salary and his perquisite allowance for one year, a pro-rata bonus for the year of termination and continued coverage for one year under our medical, dental and life insurance plans for him and his eligible dependents. If the executive’s employment is terminated at any time within twenty-four months after a change in control of the company either without cause or for good reason, all options held by the executive will become fully vested upon termination and he will have 90 days to exercise such options.

Non-Competition and Confidentiality
      Each of our named executive officers listed above has agreed not to compete with us and not to solicit our employees or franchisees during the term of his employment and for one year after a termination of his employment. If the executive breaches any of these covenants, we will cease paying any severance due to him and he will be obligated to repay any severance amounts paid to him. The agreements also require each executive to maintain the confidentiality of our information.

Separation and Consulting Services Agreement with Mr. Brenneman
      Mr. Gregory D. Brenneman served as our chief executive officer from August 1, 2004 until April 7, 2006 and was also our chairman of the board. In connection with his separation, we entered into a separation and consulting services agreement with him. This agreement provides that Mr. Brenneman will continue to provide certain consulting services to us through June 30, 2006 (or such earlier date as either party may choose) in exchange for continued payment of his base salary at the time of separation until such date. In addition, in connection with his separation, he will receive the following benefits: (a) continued payment of his base salary at the time of separation of $1.03 million for three years from the end of the consulting period (the unpaid amounts of which will be paid in full on April 2, 2007 if consistent with Section 409A of the Code), (b) an annual bonus payment of $2.06 million for fiscal year 2006 (which will be paid to him at the same time as bonuses are paid to our active employees), (c) continued coverage under our medical and dental plans until April 30, 2007 (or, if earlier, until he receives such benefits from a subsequent employer), (d) a relocation benefit in accordance with company policy if Mr. Brenneman relocates his home outside of the Miami, Florida area within 18 months after separation and (e) accelerated vesting of 605,117 stock options that would have vested on August 1, 2006, with all vested options to be exercised on or before April 6, 2007. His remaining unvested options to purchase 1,815,509 shares were cancelled on April 7, 2006. Mr. Brenneman remains bound by the shareholders agreement he entered into with us, and we have agreed not to exercise our repurchase rights with respect to any shares he owns or may acquire as a result of option exercises. In addition, Mr. Brenneman remains subject to one-year post-separation non-competition and non-solicitation covenants as well as the other restrictive covenants contained in the employment agreement that governed his employment with us.

Separation Agreement with Mr. Bradley Blum
      Mr. Bradley Blum served as our chief executive officer from January 6, 2003 until June 21, 2004. In connection with his separation, we entered into a separation agreement with him. The agreement provided that Mr. Blum was entitled to retain his commencement bonus of $2.673 million, receive continued payments of base salary for one year from the date of termination and continued coverage for one year from the date of termination under our medical and dental insurance plans for him and his eligible dependents. In consideration of providing certain transition services from June 21, 2004 through September 1, 2004, we agreed to (a) continue monthly payments of Mr. Blum’s base salary during the transition period; (b) pay him his annual bonus for our 2004 fiscal year ending June 30, 2004 and a pro rata bonus for the 2005 fiscal year; (c) accelerate the vesting of 30% of his options; (d) provide Mr. Blum until March 1, 2006 to exercise his vested options (in lieu of the customary 90 day post-termination exercise period following terminations without cause); and (e) not exercise our right to repurchase 256,875 shares of stock purchased by Mr. Blum on August 21, 2003.
Equity Incentive Plans

Burger King Holdings, Inc. Equity Incentive Plan
      The following is a description of the material terms of the Burger King Holdings, Inc. Equity Incentive Plan, which we refer to as the “Plan”. This summary is not a complete description of all provisions of the Plan and is qualified in its entirety by reference to the Plan, which is filed as an exhibit to the registration statement of which this prospectus is a part.
      Purpose. The purpose of the Plan is to motivate Plan participants to perform to the best of their abilities and to align their interests with the interests of our shareholders by giving participants an ownership interest in our common stock.
      Plan Administration. The Plan is administered by the compensation committee of our board (referred to as the “compensation committee”). The compensation committee has the authority, among other things, to select eligible individuals to participate in the Plan, to determine the terms and conditions of awards granted under the Plan and to make all determinations necessary for the administration of the Plan.
      Authorized Shares. Subject to certain adjustments, the maximum number of shares of common stock that may be delivered pursuant to awards under the Plan is 13,684,418. Shares of common stock to be issued under the Plan may be authorized but unissued shares of common stock or shares held in treasury. Any shares of common stock covered by an award that terminates, lapses or is otherwise cancelled will again be available for issuance under the Plan.

      Eligibility. Our officers, designated employees and consultants as well as non-employee members of our board are eligible to participate in the Plan.
      Types of Awards. The compensation committee may grant the following types of awards under the Plan: investment rights, stock options and restricted stock units. The exercise price of an option may not be less than the fair market value of a share of common stock on the date of grant and each option will have a ten-year term, unless otherwise determined by the compensation committee.
      An investment right is a one-time opportunity granted to members of our executive team, other senior executives and independent board members to purchase shares of our common stock on or soon after the grant of the right at a price per share equal to the fair market value of our common stock on the date of grant of the investment right. Investment rights were granted to certain of our officers at the time we adopted the plan and, after this date, to newly hired executive team employees and newly appointed members of our board.
      A restricted stock unit consists of a contractual right denominated in shares of our common stock which represents the right to receive a share of our common stock at a future date, subject to certain vesting and other conditions.
      Vesting; Settlement. The compensation committee has the authority to determine the vesting schedule applicable to each award. Unless otherwise set forth in an award agreement, options granted to employees vest in equal installments on each of the first five anniversaries of the grant date and options granted to members of our board at the election of a director in lieu of receiving a portion of his or her annual cash retainer vest 25% each quarter after the grant date. Restricted stock units granted in respect of our 2005 fiscal year or earlier at the election of an employee in lieu of receiving a portion of his or her annual bonus vest in two equal installments on each of the first two anniversaries of the grant date. Vested restricted stock units will be paid out upon the earlier of a termination of employment or December 31, 2007.
      Termination of Employment. Unless otherwise determined by the compensation committee and provided in an applicable option agreement, upon a termination of employment or service, all unvested options will terminate. A participant will have ninety days to exercise vested options upon a termination without cause or upon his or her resignation and one year upon a termination due to his or her death, disability or retirement (or, if shorter, the remaining term of the option). If a participant’s service is terminated for cause, all options, whether or not vested, will terminate.
      Unless otherwise determined by the compensation committee and provided in an applicable restricted stock unit agreement, restricted stock units granted at the election of an employee in lieu of receiving a portion of his or her annual bonus will become fully vested upon a termination without cause or due to death, disability or retirement.
      Change in Control. If there is a change of control (as defined in the Plan) and, within twenty-four months following the change of control, a participant’s employment is terminated without cause, all unvested options will vest upon termination.
      In the event of a change of control, the compensation committee may (1) accelerate the vesting of unvested options and restricted stock units, (2) direct that options and restricted stock units be assumed by the acquiror in the change of control transaction or converted into new awards with substantially the same terms or (3) cancel awards in exchange for a payment, which may be in cash or equity securities.
      Repurchase Rights. If a participant’s employment or service with us is terminated prior to the completion of this offering, we will have the ability to repurchase any shares held by such participant.
      Transferability. Awards granted under the Plan may not be sold, pledged or otherwise transferred, other than following the death of a participant by will or the laws of descent. A participant’s beneficiary or estate may exercise vested options (but not investment rights) during the applicable exercise period following the death of the participant, subject to the same conditions that would have applied to exercise by the participant.

      Lock-Ups. Except as otherwise provided in an applicable award agreement, no participant may transfer shares of our common stock during the twenty days prior to, and the 180 days following (or such other period as the underwriters may determine), the effective date of the registration statement of which this prospectus is a part.
      Adjustment. The compensation committee has the authority to adjust the number of shares covered by outstanding awards, the applicable exercise or purchase price of an existing award and the number of shares of common stock issuable under the Plan as a result of any change in the number of shares resulting from a reorganization, merger, consolidation, stock split, reverse stock split or other similar transaction.
      Amendment and Termination. The compensation committee may amend or terminate the plan or any award agreement entered into under the Plan, except that no amendment shall increase the number of shares available for grant under the plan without the approval of our stockholders and no amendment may adversely affect the rights of a participant without a participant’s consent.

Burger King Holdings, Inc. 2006 Omnibus Incentive Plan
      Our board of directors and stockholders have approved and adopted the Burger King Holdings, Inc. 2006 Omnibus Incentive Plan (the “Omnibus Plan”). The Omnibus Plan will replace our annual bonus plan described below. The following summary describes the material terms of the Omnibus Plan. This summary is not a complete description of all provisions of the Omnibus Plan and is qualified in its entirety by reference to the Omnibus Plan, which is filed as an exhibit to the registration statement of which this prospectus is a part.
      Authorized Shares. Subject to adjustment, up to 7,113,442 shares of our common stock will be available for awards to be granted under the Omnibus Plan. No participant in the Omnibus Plan may receive stock options and stock appreciation rights in any fiscal year that relate to more than 1,053,843 shares of our common stock. Shares of common stock to be issued under the Omnibus Plan may be made available from authorized but unissued common stock or common stock that we acquire.
      If any shares of our common stock covered by an award (other than a substitute award as defined below) terminate or are forfeited, then the shares of our common stock covered by such award will again be available for issuance under the Omnibus Plan. Shares of our common stock underlying substitute awards shall not reduce the number of shares of our common stock available for delivery under the Omnibus Plan. A “substitute award” is any award granted in assumption of, or in substitution for, an outstanding award previously granted by a company acquired by us or with which we combine.
      Administration. The compensation committee will administer the Omnibus Plan and will have authority to select individuals to whom awards are granted, determine the types of awards and number of shares covered, and determine the terms and conditions of awards, including the applicable vesting schedule and whether the award will be settled in cash, shares or a combination of the two. The compensation committee may delegate to one or more of our officers the authority to grant awards to participants who are not our directors or executive officers.
      Types of Awards. The Omnibus Plan provides for grants of incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, deferred shares, performance awards, including cash bonus awards, and other stock-based awards.

•	Stock options: The exercise price of an option (other than a substitute award) may not be less than the fair market value of a share of our common stock on the date of grant and each option will have a term to be determined by the compensation committee (not to exceed ten years). Stock options will be exercisable at such time or times as determined by the compensation committee.

•	Stock appreciation rights. A stock appreciation right (SAR) may be granted free-standing or in tandem with another award under the plan. Upon exercise of a SAR, the holder of that SAR is entitled to receive the excess of the fair market value of the shares for which the right is exercised over the exercise price of the SAR. The exercise price of a SAR (other than a substitute award) will not be less than the fair market value of a share of our common stock on the date of grant.

•	Restricted stock/restricted stock units: Shares of restricted stock are shares of common stock subject to restrictions on transfer and a substantial risk of forfeiture. A restricted stock unit consists of a contractual right denominated in shares of our common stock which represents the right to receive the value of a share of common stock at a future date, subject to certain vesting and other restrictions. Awards of restricted stock and restricted stock units will be subject to restrictions and such other terms and conditions as the compensation committee may determine, which restrictions and such other terms and conditions may lapse separately or in combination at such time or times, in such installments or otherwise, as the compensation committee may deem appropriate.

•	Deferred shares. An award of deferred shares entitles the participant to receive shares of our common stock upon the expiration of a specified deferral period. In addition, deferred shares may be subject to restrictions on transferability, forfeiture and other restrictions as determined by the compensation committee.

•	Other awards: The compensation committee is authorized to grant other stock-based awards, either alone or in addition to other awards granted under the Omnibus Plan. Other awards may be settled in shares, cash, awards granted under the plan or any other form of property as the compensation committee determines.

      Eligibility. Our employees, directors, consultants and other advisors or service providers to the company will be eligible to participate in the Omnibus Plan.
      Adjustments. The compensation committee has the authority to adjust the terms of any outstanding awards and the number of shares of common stock issuable under the Omnibus Plan for any change in shares of our common stock resulting from a stock split, reverse stock split, stock dividend, spin-off, combination or reclassification of the common stock, or any other event that the compensation committee determines affects our capitalization if it determines that an adjustment is appropriate in order to prevent enlargement or dilution of the benefits or potential benefits intended to be made available under the plan.
      Performance Awards. The Omnibus Plan will provide that grants of performance awards, including cash-denominated awards, and (when determined by the compensation committee) options, deferred shares, restricted stock or other stock-based awards, will be made based upon, and subject to achieving, “performance objectives.” Performance objectives with respect to those awards that are intended to qualify as “performance-based compensation” for purposes of Section 162(m) of the Internal Revenue Code are limited to specified levels of or increases in our or one of our subsidiaries’ return on equity, diluted earnings per share, total earnings, earnings growth, return on capital, return on assets, return on equity, earnings before interest and taxes, EBITDA, EBITDA minus capital expenditures, sales or sales growth, customer growth, traffic, revenue or revenue growth, gross margin return on investment, increase in the fair market value of common stock, share price (including but not limited to, growth measures and total stockholder return), operating profit, net earnings, cash flow (including, but not limited to, operating cash flow and free cash flow), cash flow return on investment (which equals net cash flow divided by total capital), inventory turns, financial return ratios, total return to stockholders, market share, earnings measures/ratios, economic value added (EVA), balance sheet measurements such as receivable turnover, internal rate of return, increase in net present value, or expense targets, customer satisfaction surveys and productivity.
      Performance criteria may be measured on an absolute (e.g., plan or budget) or relative basis. Relative performance may be measured against a group of peer companies, a financial market index or other acceptable objective and quantifiable indices. Except in the case of an award intended to qualify as “performance-based compensation” under Section 162(m) of the Internal Revenue Code, if the compensation committee determines that a change in our business, operations, corporate structure or capital structure, or the manner in which we conduct our business, or other events or circumstances render the performance objectives unsuitable, the compensation committee may modify the performance objectives or the related minimum acceptable level of achievement, in whole or in part, as the compensation committee deems appropriate and equitable. The maximum number of shares of our common stock subject to a performance award in any fiscal year is 1,053,843 shares and the maximum amount that can be earned in respect of a performance award denominated in cash or value other than shares on an annualized basis is $10 million.
      Termination of Service. The compensation committee will determine the effect of a termination of employment or service on awards granted under the plan.
      Change in Control. Upon the occurrence of a change in control (as defined in the Omnibus Plan), the compensation committee will determine whether outstanding options will become fully exercisable and whether outstanding awards (other than options) will become fully vested or payable. The compensation committee will determine the treatment of outstanding awards in connection with any transaction or transactions resulting in a change in control.
      Duration of the Omnibus Plan. The Omnibus Plan is effective on May 1, 2006. No award may be granted under the plan after April 19, 2016. However, unless otherwise expressly provided in the Omnibus Plan or in an applicable award agreement, any award granted prior to this date may extend beyond such date, and the authority of the compensation committee to administer the plan and to amend, suspend or terminate any such award, or to waive any conditions or rights under any such award, and the authority of our board to amend the plan, will extend beyond such date.
      Amendment, Modification and Termination. Except as otherwise provided in an award agreement, our board may from time to time suspend, discontinue, revise or amend the Omnibus Plan and the compensation committee may amend the terms of any award in any respect, provided that no such action will adversely impair or affect the rights of a holder of an outstanding award under the plan without the holder’s consent, and no such action will be taken without shareholder approval, if required by the rules of the stock exchange on which our shares are traded.
Annual Bonus Plan

Burger King Corporation Fiscal Year 2006 Executive Team Restaurant Support Incentive Plan
      We have established the Burger King Corporation Fiscal Year 2006 Executive Team Restaurant Support Incentive Plan (the “RSIP”) for certain of our executive officers, including the named executive officers, with respect to the fiscal year ended June 30, 2006. For periods after this, performance-based cash bonus awards for our executive team will be granted under the Omnibus Plan.
      For the fiscal year ended June 30, 2006, the incentive payout for each executive under the RSIP will be determined by reference to several factors and expressed as a percentage of the executive’s annual base salary. The overall business performance factor measures performance against an EBITDA target set for the fiscal year. EBITDA is measured on a worldwide basis and on the basis of the scope of the executives’ role within the company. Each business performance factor has a minimum “threshold” performance level, at which a 50% payout is earned; a “target” performance level, at which a 100% payout is earned; and a “maximum” performance level, at which a 200% payout can be earned. The amount of the incentive payout calculated based on the achievement of the business performance factor is then multiplied by an individual performance factor based upon an executive’s overall performance rating. The incentive payout amount then can be reduced by up to 50%, but not increased, on the basis of two additional corporate-wide financial performance metrics: (1) minimum cash flow and (2) growth in comparable sales. Incentive payouts under the RSIP range from 0% to 250% of base salary, depending on the individual participant. Incentive payments under the RSIP are determined by our compensation committee.
      An executive must be employed by us on the last day of the fiscal year to be entitled to incentive compensation under the RSIP. If an executive’s employment is terminated prior to such date as a result of death or involuntary termination of employment without cause or with good reason (if applicable), all or a pro-rata amount of the bonus may be paid. Bonus amounts to executives on approved leave of absence will be determined by the committee in its sole discretion.

Executive Benefit Programs
      We sponsor various benefit programs exclusively for certain executives, including the named executive officers who are currently employed by us, as described below.
      Our Executive Retirement Program permits certain executives to voluntarily defer portions of their base salary and annual bonus until retirement or termination of employment. Amounts deferred, up to a maximum of 6% of base salary, are matched by us on a dollar-for-dollar basis. Depending on the level at which we achieve specified financial performance results, an officer’s account under the plan may also be credited with up to 6% of his or her base salary. All amounts deferred by the executive or credited to his or her account by us earn interest at a rate that reflects a reasonable long-term return for a balanced portfolio, currently an annual rate of 8.5%. All contributions by us vest on a graded basis over a three-year period.
      Our Executive Life Insurance Program provides company-paid life insurance coverage to certain executives and allows such executives to purchase additional life insurance coverage at their own cost. Company-paid coverage is limited to the lesser of 2.75 times base salary or $1.3 million.
      Our Executive Health Plan covers all currently employed named executive officers and certain other executives. It serves as a fully insured supplement to the medical plan provided to all our employees. Out-of-pocket costs and expenses for deductibles, coinsurance, dental care, orthodontia, vision care, prescription drugs, and preventative care are reimbursed to those executives up to an annual maximum of $100,000.
      In addition, each executive officer is provided with an annual perquisite allowance to be used, at his election, in connection with financial planning services, automobile allowance and additional life and other insurance benefits. Currently, the allowance amount for Mr. Chidsey is $50,000 and for Messrs. Klein, Wells, Hyatt and Smith is $35,000. Mr. Chidsey is also entitled to personal use of company aircraft on the terms set forth in his employment agreement with us, as described above.
Other Employee Compensation and Benefit Programs
      We also have additional annual bonus plans which cover most of our employees, a 401(k) plan with an employer match feature, a severance program and a comprehensive health and welfare benefit program.
May 2006 Executive Equity Grant
      We intend to grant up to an aggregate of 869,423 stock options under the Plan and the Omnibus Plan, including 131,731 to Mr. Klein and 79,039 to Mr. Wells, at the effective time of this offering with an exercise price equal to the initial public offering price. In addition, as described above under “Agreements with Our Named Executive Officers—Employment Agreement with Mr. Chidsey,” we have agreed to make a grant of 210,769 restricted shares or restricted stock units to Mr. Chidsey in connection with his entering into a new employment agreement with us, which grant will also be made at the effective time of this offering at a price per share equal to the initial public offering price.
February 2006 Employee Option Grant
      On February 14, 2006, we granted options to purchase 53 shares of our common stock to each of approximately 5,000 of our employees worldwide who were not previously eligible to receive option grants, such as restaurant managers and support staff, at an exercise price of $21.64 per share. These options generally vest on February 14, 2011, so long as the employee remains employed by us, and expire on February 14, 2016.
Compensatory Make-Whole Payment
      On February 21, 2006 in connection with the payment of a cash dividend to holders of record of our common stock on February 9, 2006, we also paid a compensatory make-whole payment to holders of our options and restricted stock unit awards, primarily members of senior management. Our board of directors decided to pay the compensatory make-whole payment because our board recognized that the payment of the February 2006 dividend and the February 2006 financing would decrease the value of the equity interests of holders of our options and restricted stock unit awards as these holders were not otherwise entitled to receive the dividend. Our board also recognized that the holders of our options and restricted stock unit awards had significantly contributed to the improvement in our business performance and equity value over the past two years. Accordingly, it decided to pay the same amount of the February 2006 dividend, on a per share basis, to the holders of our options and restricted stock unit awards to compensate them for this decline in the value of their equity interests. The chart under the caption “Certain Relationships and Related Transactions— Payment of the February 2006 Dividend, Compensatory Make-Whole Payment and the Sponsor Management Termination Fee” sets forth the amount of the compensatory make-whole payment received by each of our executive officers, including our named executive officers.

PRINCIPAL AND SELLING STOCKHOLDERS
      The following table sets forth as of the date of this prospectus certain information regarding the beneficial ownership of our common stock as of May 15, 2006, by:

•	each of our directors and named executive officers, including our two prior Chief Executive Officers, individually;

•	all directors and executive officers as a group; and

•	each person who is known to us to be the beneficial owner of more than 5% of our common stock.
      As of May 15, 2006, our outstanding equity securities, as determined under the rules of the SEC, consisted of 110,828,796 shares of common stock, of which 33,501,681 shares are held by the Goldman Sachs Funds, which are affiliates of Goldman, Sachs & Co., one of the representatives of the underwriters, which has granted an option to the underwriters to purchase 1,200,000 shares in this offering. The Goldman Sachs Funds are affiliates of a broker-dealer and purchased the shares to be sold in this offering in the ordinary course of its business and at the time of such purchase had no agreements or understandings, directly or indirectly, with any person to distribute such shares. The selling stockholders are only selling shares in this offering if the underwriters exercise their option to purchase additional shares from the selling stockholders. The selling stockholders in this offering may be deemed to be underwriters.
      The number of shares beneficially owned by each stockholder is determined under rules promulgated by the SEC and generally includes voting or investment power over the shares. The information does not necessarily indicate beneficial ownership for any other purpose. Under the SEC rules, the number of shares of common stock deemed outstanding includes shares issuable upon conversion of other securities, as well as the exercise of options or the settlement of restricted stock units held by the respective person or group that may be exercised or settled on or within 60 days of May 15, 2006. For purposes of calculating each person’s or group’s percentage ownership, shares of common stock issuable pursuant to stock options and restricted stock units exercisable or settleable on or within 60 days of May 15, 2006 are included as outstanding and beneficially owned for that person or group but are not treated as outstanding for the purpose of computing the percentage ownership of any other person or group.
      The address for each listed stockholder, unless otherwise indicated, is: c/o Burger King Holdings, Inc., 5505 Blue Lagoon Drive, Miami, Florida 33126. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

				Shares Beneficially		Shares Beneficially
	Shares Beneficially			Owned After This		Owned After This
	Owned Before			Offering Without		Offering With Exercise
	This Offering(a)		Shares	Exercise of Option		of Option
			Offered
Name and Address of Beneficial Owner	Number	Percent	Hereby(b)	Number	Percent	Number	Percent

Named Executive Officers and Directors:
John W. Chidsey	708,214	*	—	708,214	*	708,214	*
Russell B. Klein	198,918	*	—	198,918	*	198,918	*
James F. Hyatt	79,037	*	—	79,037	*	79,037	*
Peter C. Smith	234,386	*	—	234,386	*	234,386	*
Andrew B. Balson(c)	33,501,677	30.23%	1,200,000	33,501,677	24.66%	32,301,677	23.78%
David Bonderman(d)	37,689,385	34.01%	1,350,000	37,689,385	27.75%	36,339,385	26.75%
Richard W. Boyce	—	—	—	—	—	—	—
David M. Brandon	—	—	—	—	—	—	—
Armando Codina	46,212	*	—	46,212	*	46,212	*
Peter Raemin Formanek	246,837	*	—	246,837	*	246,837	*
Manny Garcia	85,625	*	—	85,625	*	85,625	*
Adrian Jones(e)	33,501,681	30.23%	1,200,000	33,501,681	24.66%	32,301,681	23.78%

				Shares Beneficially		Shares Beneficially
	Shares Beneficially			Owned After This		Owned After This
	Owned Before			Offering Without		Offering With Exercise
	This Offering(a)		Shares	Exercise of Option		of Option
			Offered
Name and Address of Beneficial Owner	Number	Percent	Hereby(b)	Number	Percent	Number	Percent

Sanjeev K. Mehra(e)	33,501,681	30.23%	1,200,000	33,501,681	24.66%	32,301,681	23.78%
Stephen G. Pagliuca(f)	33,501,677	30.23%	1,200,000	33,501,677	24.66%	32,301,677	23.78%
Brian Thomas Swette	85,625	*	—	85,625	*	85,625	*
Kneeland C. Youngblood	115,607	*	—	115,607	*	115,607	*
Gregory D. Brenneman	1,723,983	1.56%	—	1,723,983	1.27%	1,723,983	1.27%
Bradley Blum	1,073,631	*	—	1,073,631	*	1,073,631	*
All Executive Officers and Directors as a group (26 persons)(c)(d)(e)(f)	106,874,314	96.43%	3,750,000	106,874,445	78.68%	103,124,445	75.92%
5% Stockholders:
Investment funds affiliated with Bain Capital Investors, LLC(g)
c/o Bain Capital Partners, LLC	33,501,677	30.23%	1,200,000	33,501,677	24.66%	32,301,677	23.78%
111 Huntington Avenue Boston, MA 02199
The Goldman Sachs Group, Inc.(h)	33,501,681	30.23%	1,200,000	33,501,681	24.66%	32,301,681	23.78%
85 Broad Street New York, NY 10004
TPG BK Holdco LLC(i)	37,689,385	34.01%	1,350,000	37,689,385	27.75%	36,339,385	26.75%
c/o Texas Pacific Group 301 Commerce Street Suite 3300 Fort Worth, Texas 76102

*	Less than one percent (1%).

(a)	Includes beneficial ownership of shares of common stock for which the following persons hold options exercisable on or within 60 days of May 15, 2006: Mr. Chidsey, 482,954 shares; Mr. Hyatt, 79,037 shares; Mr. Formanek, 75,587 shares; all directors and executive officers as a group, 2,012,810 shares; and Mr. Brenneman, 1,210,234 shares. Also includes beneficial ownership of shares of common stock underlying restricted stock units held by the following persons that have vested or will vest on or within 60 days of May 15, 2006: Mr. Chidsey, 105,385 shares, Mr. Klein, 12,040 shares; Mr. Smith, 26,399 shares; and all directors and executive officers as a group, 190,443 shares.

(b)	Represents the number of shares offered by the selling stockholders if the underwriters exercise their option to purchase additional shares from the selling stockholders in full.

(c)	Includes 33,501,677 shares of common stock owned by investment funds affiliated with Bain Capital Investors, LLC, of which 1,200,000 shares of common stock will be sold by these funds if the underwriters exercise their option to purchase additional shares in full. Mr. Balson disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest.

(d)	Includes 37,689,385 shares held by TPG BK Holdco LLC, whose managing member is TPG Partners III, LP, whose general partner is TPG GenPar III, LP, whose general partner is TPG Advisors III, Inc., of which 1,350,000 shares of common stock will be sold by TPG BK Holdco LLC if the underwriters exercise their option to purchase additional shares in full. Mr. Bonderman disclaims beneficial ownership of such securities.

(e)	The Goldman Sachs Group, Inc., and certain affiliates, including Goldman, Sachs & Co., may be deemed to directly or indirectly own in the aggregate 33,501,681 shares of common stock which are owned directly or indirectly by investment partnerships, which we refer to as the Goldman Sachs Funds, of which affiliates of The Goldman Sachs Group, Inc. and Goldman, Sachs & Co. are the general partner, managing limited partner or the managing partner. Goldman, Sachs & Co. is the investment manager for certain of the Goldman Sachs Funds. Goldman, Sachs & Co. is a direct and indirect, wholly owned subsidiary of The Goldman Sachs Group, Inc. The Goldman Sachs Group, Inc., Goldman, Sachs & Co. and the Goldman Sachs Funds share voting power and investment power with certain of their respective affiliates. Shares beneficially owned by the Goldman Sachs Funds consist of: (i) 17,504,126 shares of common stock owned by GS Capital Partners 2000, L.P.; (ii) 6,360,332 shares of common stock owned by GS Capital Partners 2000 Offshore, L.P.; (iii) 731,633 shares of common stock owned by GS Capital Partners 2000 GmbH & Co. Beteiligungs KG; (iv) 5,558,166 shares of common stock owned by GS Capital Partners 2000 Employee Fund, L.P.; (v) 257,494 shares of common stock owned by Bridge Street Special Opportunities Fund 2000, L.P.; (vi) 514,988 shares of common stock owned by Stone Street Fund 2000, L.P.; (vii) 858,314 shares of common stock owned by Goldman Sachs Direct Investment Fund 2000, L.P.; (viii) 995,251 shares of common stock owned by GS Private Equity Partners 2000, L.P.; (ix) 342,107 shares of common stock owned by GS Private Equity Partners 2000 Offshore Holdings, L.P.; and (x) 379,270 shares of common stock owned by GS Private Equity Partners

2000-Direct Investment Fund, L.P. Sanjeev Mehra and Adrian Jones are each managing directors of Goldman, Sachs & Co. Mr. Mehra, Mr. Jones, The Goldman Sachs Group, Inc. and Goldman, Sachs & Co. each disclaims beneficial ownership of the common shares owned directly or indirectly by the Goldman Sachs Funds, except to the extent of their pecuniary interest therein, if any. Three additional funds (GS Vintage Fund II, L.P., GS Vintage Fund II Offshore Holdings, L.P. and GS Vintage II Employee Fund, L.P.) of which affiliates of The Goldman Sachs Group, Inc. and Goldman, Sachs & Co. are the general partner, managing limited partner, the managing partner or investment manager have an approximately 1% limited partnership interest in TPG BK Holdco LLC. Such additional funds, Mr. Mehra, Mr. Jones, The Goldman Sachs Group, Inc. and Goldman, Sachs & Co. do not have voting power or investment discretion with respect to the common shares represented by the limited partnership interest and therefore do not have beneficial ownership of such shares. If the underwriters exercise their option to purchase additional shares in full: (i) 626,982 shares of common stock will be sold by GS Capital Partners 2000, L.P.; (ii) 227,821 shares of common stock will be sold by GS Capital Partners 2000 Offshore, L.P.; (iii) 26,207 shares of common stock will be sold by GS Capital Partners 2000 GmbH & Co. Beteiligungs KG; (iv) 199,089 shares of common stock will be sold by GS Capital Partners 2000 Employee Fund, L.P.; (v) 9,223 shares of common stock will be sold by Bridge Street Special Opportunities Fund 2000, L.P.; (vi) 18,446 shares of common stock will be sold by Stone Street Fund 2000, L.P.; (vii) 30,744 shares of common stock will be sold by Goldman Sachs Direct Investment Fund 2000, L.P.; (viii) 35,649 shares of common stock will be sold by GS Private Equity Partners 2000, L.P.; (ix) 12,254 shares of common stock will be sold by GS Private Equity Partners 2000 Offshore Holdings, L.P.; and (x) 13,585 shares of common stock will be sold by GS Private Equity Partners 2000-Direct Investment Fund, L.P.

(f)	Includes 33,501,677 shares of common stock owned by investment funds affiliated with Bain Capital Investors, LLC, of which 1,200,000 shares of common stock will be sold by these funds if the underwriters exercise their option to purchase additional shares in full. Mr. Pagliuca disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest.

(g)	The shares included in the table consist of: (i) 25,944,899 shares of common stock owned by Bain Capital Integral Investors, LLC, whose administrative member is Bain Capital Investors, LLC; (ii) 7,415,242 shares of common stock owned by Bain Capital VII Coinvestment Fund, LLC, whose sole member is Bain Capital VII Coinvestment Fund, L.P., whose general partner is Bain Capital Partners VII, L.P., whose general partner is Bain Capital Investors, LLC and (iii) 141,536 shares of common stock owned by BCIP TCV, LLC, whose administrative member is Bain Capital Investors, LLC. If the underwriters exercise their option to purchase additional shares in full: (i) 929,324 shares of common stock will be sold by Bain Capital Integral Investors, LLC; (ii) 265,607 shares of common stock will be sold by Bain Capital VII Coinvestment Fund, LLC; and (iii) 5,069 shares of common stock will be sold by BCIP TCV, LLC.

(h)	The shares included in the table consist of: (i) 17,504,126 shares of common stock owned by GS Capital Partners 2000, L.P., whose general partner is GS Advisors 2000, L.L.C.; (ii) 6,360,332 shares of common stock owned by GS Capital Partners 2000 Offshore, L.P., whose general partner is GS Advisors 2000, L.L.C.; (iii) 731,633 shares of common stock owned by GS Capital Partners 2000 GmbH & Co. Beteiligungs KG, whose general partner is Goldman Sachs Management GP GmbH; (iv) 5,558,166 shares of common stock owned by GS Capital Partners 2000 Employee Fund, L.P., whose general partner is GS Employee Funds 2000 GP, L.L.C.; (v) 257,494 shares of common stock owned by Bridge Street Special Opportunities Fund 2000, L.P., whose general partner is Bridge Street Special Opportunities 2000, L.L.C.; (vi) 514,988 shares of common stock owned by Stone Street Fund 2000, L.P., whose general partner is Stone Street 2000, L.L.C.; (vii) 858,314 shares of common stock owned by Goldman Sachs Direct Investment Fund 2000, L.P., whose general partner is GS Employee Funds 2000 GP, L.L.C.; (viii) 995,251 shares of common stock owned by GS Private Equity Partners 2000, L.P., whose general partner is GS PEP 2000 Advisors, L.L.C., whose managing partner is GSAM Gen-Par, L.L.C.; (ix) 342,107 shares of common stock owned by GS Private Equity Partners 2000 Offshore Holdings, L.P., whose general partner is GS PEP 2000 Offshore Holdings Advisors, Inc.; and (x) 379,270 shares of common stock owned by GS Private Equity Partners 2000-Direct Investment Fund, L.P., whose general partner is GS PEP 2000 Direct Investment Advisors, L.L.C., whose managing partner is GSAM Gen-Par, L.L.C. If the underwriters exercise their option to purchase additional shares in full: (i) 626,982 shares of common stock will be sold by GS Capital Partners 2000, L.P.; (ii) 227,821 shares of common stock will be sold by GS Capital Partners 2000 Offshore, L.P.; (iii) 26,207 shares of common stock will be sold by GS Capital Partners 2000 GmbH & Co. Beteiligungs KG; (iv) 199,089 shares of common stock will be sold by GS Capital Partners 2000 Employee Fund, L.P.; (v) 9,223 shares of common stock will be sold by Bridge Street Special Opportunities Fund 2000, L.P.; (vi) 18,446 shares of common stock will be sold by Stone Street Fund 2000, L.P.; (vii) 30,744 shares of common stock will be sold by Goldman Sachs Direct Investment Fund 2000, L.P.; (viii) 35,649 shares of common stock will be sold by GS Private Equity Partners 2000, L.P.; (ix) 12,254 shares of common stock will be sold by GS Private Equity Partners 2000 Offshore Holdings, L.P.; and (x) 13,585 shares of common stock will be sold by GS Private Equity Partners 2000-Direct Investment Fund, L.P.

(i)	The shares included in the table are owned by TPG BK Holdco LLC, whose managing member is TPG Partners III, LP, whose general partner is TPG GenPar III, LP, whose general partner is TPG Advisors III, Inc.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
Shareholders’ Agreement
      In connection with our acquisition of BKC, we entered into a shareholders’ agreement dated June 27, 2003 with BKC and the sponsors. The shareholders’ agreement provided, among other things, that each of the sponsors would be entitled to appoint three members of our board of directors. Six of our current directors, Messrs. Balson, Bonderman, Boyce, Jones, Mehra and Pagliuca, were appointed pursuant to the shareholders’ agreement. We have entered into an amended and restated shareholders’ agreement with the sponsors that provides for (i) the right of each sponsor to appoint two members to our board of directors, (ii) certain provisions relating to drag-along and tag-along rights and transfer restrictions and (iii) registration rights provisions. A sponsor’s right to appoint directors will be reduced to one director if that sponsor’s stock ownership drops to 10% or less, and will be eliminated if that sponsor’s stock ownership drops to 2% or less. The provisions relating to drag-along and tag-along rights and transfer restrictions obligate or allow a sponsor to participate in the sale of shares by the other sponsors or limit the transfer of shares held by the sponsors to third parties. The registration rights provisions grant shelf registration rights, demand registration rights and piggyback registration rights to those shareholders and transferees. As of May 15, 2006, the private equity funds controlled by the sponsors collectively held 104,692,743 shares (or 100,942,743 shares after giving effect to the sale of shares by the private equity funds controlled by the sponsors in this offering assuming that the underwriters exercise their option to purchase additional shares in full) of our common stock to which these registration rights apply. The shareholders’ agreement includes customary indemnification provisions in favor of all shareholders or transferees that are party to the shareholders’ agreement, the related parties and the controlling persons (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) of such shareholders against liabilities under the Securities Act incurred in connection with the registration of any of our debt or equity securities. We agreed to reimburse these persons for any legal or other expenses incurred in connection with investigating or defending any such liability, action or proceeding, except that we will not be required to indemnify any of these persons or reimburse related legal or other expenses if such loss or expense arises out of or is based on any untrue statement or omission made in reliance upon and in conformity with written information provided by these persons.
Management Subscription and Shareholders’ Agreement
      We have entered into a management subscription and shareholders’ agreement with our directors and executive officers. Upon the completion of this offering, all of the provisions of the management subscription and shareholders agreement will terminate, except for certain transfer restrictions and restrictions on the ability of parties to the agreement to sell shares for a period of 180 days after the date of this prospectus.
Management Agreement
      In connection with our acquisition of BKC, we entered into a management agreement dated December 13, 2002 with the sponsors and entities affiliated with the sponsors, pursuant to which we pay the sponsors a quarterly management fee not to exceed 0.5% of the prior quarter’s total revenues. Since 2002, we have paid an aggregate of $27 million in quarterly management fees, which were paid as compensation to the sponsors for monitoring our business through board of director participation, executive team recruitment, interim senior management services that were provided from time-to-time and other services consistent with arrangements with private equity funds. Under the management agreement, we also paid the sponsors a separate fee of approximately $22.4 million at the time of the acquisition. The amounts of these fees were determined by agreement among the sponsors at the time of the acquisition and we believe that these fees are comparable to arrangements between other companies and their ownership groups. We also reimbursed the sponsors for certain out-of-pocket expenses incurred by their employees. See “—Expense Reimbursement to the Sponsors”. The management agreement includes customary indemnification provisions pursuant to which we indemnify each of the sponsors and those members of our board of directors who hold senior positions at the sponsors or their affiliates from and against all liabilities and expenses incurred in connection with our acquisition of BKC, the management agreement or transactions related to their investment in us, except for such liability or expense arising on account of an indemnified person’s gross negligence or willful misconduct.
      In connection with the closing of this offering, we will pay a one-time sponsor management termination fee of $30 million, which will be split equally among the three sponsors, to terminate all provisions of the management agreement, except for the indemnification provisions which will survive. The sponsor management termination fee resulted from negotiations with the sponsors to terminate the management agreement which obligated us to pay the quarterly management fee. Our board of directors concluded that it was in the best interests of the company to terminate these arrangements with the sponsors and the resulting payments upon becoming a publicly-traded company because the directors believed that these affiliated-party payments should not continue after this offering.
Payment of the February 2006 Dividend, Compensatory Make-Whole Payment and the Sponsor Management Termination Fee
      The table below sets forth the amounts received by the private equity funds controlled by the sponsors, members of our board of directors and our executive officers in connection with the February 2006 dividend and the compensatory make-whole payment. Messrs. Balson, Bonderman, Boyce, Jones, Mehra and Pagliuca, who are each members of our board of directors nominated by the sponsors, did not receive any payments in connection with the February 2006 dividend and the compensatory make-whole payment. In addition to the amounts described below, the $30 million sponsor management termination fee will be split equally among the three sponsors.

		Compensatory
	February 2006	Make-Whole
	Dividend Amount	Payment Amount	Total Amount

Private Equity Funds Controlled by the Sponsors

GS Capital Partners 2000, L.P.	$59,941,116	$—	$59,941,116
TPG BK Holdco, LLC	129,063,506	—	129,063,506
GS Capital Partners 2000 Employee Fund, L.P.	19,033,377	—	19,033,377
Stone Street Fund 2000, L.P.	1,763,524	—	1,763,524
Bridge Street Special Opportunities Fund 2000, L.P.	881,762	—	881,762
Goldman Sachs Direct Investment Fund 2000, L.P.	2,939,207	—	2,939,207
GS Private Equity Partners 2000, L.P.	3,408,134	—	3,408,134
GS Private Equity Partners 2000-Direct Investment Fund, L.P.	1,298,771	—	1,298,771
Bain Capital Integral Investors, LLC	88,845,694	—	88,845,694
BCIP TCV, LLC	484,674	—	484,674
Bain Capital VII Coinvestment Fund, LLC	25,392,748	—	25,392,748
GS Capital Partners 2000 Offshore, L.P.	21,780,316	—	21,780,316
GS Private Equity Partners 2000 Offshore Holdings, L.P.	1,171,509	—	1,171,509
GS Capital Partners 2000 GmbH & Co. Beteiligungs KG	$2,505,402	$—	$2,505,402

Board of Directors

Armando Codina	$158,245	$—	$158,245
Peter Raemin Formanek	586,427	258,840	845,267
Manny Garcia	293,213	—	293,213
Brian Thomas Swette	293,213	—	293,213
Kneeland C. Youngblood	$395,883	$—	395,883

		Compensatory
	February 2006	Make-Whole
	Dividend Amount	Payment Amount	Total Amount

Executive Officers

John W. Chidsey	$410,499	$4,900,813	$5,311,312
Russell B. Klein	639,927	862,589	1,502,516
Ben K. Wells	—	180,439	180,439
James F. Hyatt	—	902,195	902,195
Peter C. Smith	351,856	1,280,395	1,632,251
Martin Brok	—	238,540	238,540
Anne Chwat	249,276	721,756	971,032
Steve DeSutter	—	721,756	721,756
David Gagnon	—	586,607	586,607
Denny Marie Post	—	404,995	404,995
Julio Ramirez	131,991	360,878	492,869
Clyde Rucker	58,643	383,613	442,256
Peter Tan	—	451,098	451,098
Gregory D. Brenneman(1)	$1,759,280	$10,361,349	$12,120,629

(1)	Mr. Brenneman served as our Chairman of the Board and Chief Executive Officer until April 7, 2006.
Payment-in-Kind Notes
      In order to finance, in part, our acquisition of BKC, we issued $212.5 million in payment-in-kind, or PIK, notes to the private equity funds controlled by the sponsors on December 13, 2002. These private equity funds subsequently transferred $0.9 million in PIK notes to four of our directors. The PIK notes accreted interest at a rate of 9% per annum. As of June 30, 2004 and 2005, the amounts outstanding under the PIK Notes were $242 million and $264 million, respectively. Our interest expense on the PIK Notes totaled $11 million for the period December 13, 2002 to June 30, 2003, $21 million for the year ended June 30, 2004 and $23 million for the year ended June 30, 2005.
      On July 13, 2005, we repaid the PIK notes in full, including accreted interest, as part of the July 2005 refinancing of our indebtedness. We do not expect to borrow any other amounts in the future from the sponsors or from the private equity funds controlled by the sponsors.
Expense Reimbursement to the Sponsors
      We have reimbursed the sponsors for certain travel-related expenses of their employees in connection with meetings of our board of directors and other meetings related to the management and monitoring of our business by the sponsors. Since our December 13, 2002 acquisition of BKC, we have paid approximately $650,000 in total expense reimbursements to the sponsors.
      In addition, we paid on behalf of the sponsors approximately $500,000 in legal fees and expenses to Cleary Gottlieb Steen & Hamilton LLP that were incurred by the sponsors in connection with their management of us and arrangements between us and the sponsors. Cleary Gottlieb Steen & Hamilton LLP is providing legal advice to the underwriters in connection with this offering.
New Global Headquarters
      One of our directors, Mr. Codina, is an executive officer and approximately 4.9% owner of a public company that has agreed to lease us a 224,638 square foot building currently under construction in Coral Gables, Florida that will serve as our new global headquarters beginning in 2008. The lease runs for 15 years from the date we occupy the building or 60 days from when the landlord substantially completes construction and the estimated annual rent for the 15-year initial lease term is expected to approximate the combined rent of the two facilities that currently serve as our global headquarters. The lease terms were negotiated on an arm’s length basis prior to the time that Mr. Codina was asked to join our board of directors, and we believe the terms reflect market terms. This public company currently intends to assign the lease to a partnership between a wholly-owned subsidiary of the public company and an affiliate of JPMorgan Chase Bank, N.A.
Relocation Expenses
      In connection with his relocation from Texas to the Miami area, in accordance with our relocation policy, a relocation firm hired by us advanced our former Chief Executive Officer, Mr. Brenneman, $1.4 million for three months on an interest-free basis in July 2004 in connection with the sale of his home. This advance was repaid in September 2004 when Mr. Brenneman’s Texas home was sold. In connection with his relocation from New Jersey to the Miami area, a relocation firm hired by us purchased the home of our Chief Executive Officer, Mr. Chidsey, in March 2005 for $2.4 million in accordance with our relocation policy. Under our domestic relocation policy, we reimburse the relocation firm hired by us for any loss on the sale of the home of a relocated executive officer and we plan to continue this policy after this offering. While advances or loans by us or the relocation firm in connection with a relocation were permitted under our prior relocation policy, we amended this provision in April 2005 so that advances and loans are no longer permitted.

DESCRIPTION OF CAPITAL STOCK
General Matters
      The following description of our common stock and preferred stock and the relevant provisions of our certificate of incorporation and bylaws are summaries thereof and are qualified by reference to our certificate of incorporation and bylaws, copies of which have been filed with the Securities and Exchange Commission as exhibits to our registration statement, of which this prospectus forms a part, and applicable law.
      Our authorized capital stock currently consists of 300,000,000 shares of common stock, $0.01 par value, and 10,000,000 shares of preferred stock, $0.01 par value.
Common Stock
      Immediately following the completion of this offering, there will be 132,980,600 shares of common stock outstanding.
      The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders and do not have cumulative voting rights. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our board of directors out of funds legally available therefor. See “Dividend Policy”. In the event of liquidation, dissolution or winding up of our company, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and non-assessable. As of May 15, 2006, there were approximately 62 holders of our common stock.
Preferred Stock
      Our board of directors has the authority to issue preferred stock in one or more classes or series and to fix the designations, powers, preferences and rights, and the qualifications, limitations or restrictions thereof including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any class or series, without further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by the shareholders and may adversely affect the voting and other rights of the holders of common stock. At present, we have no plans to issue any of the preferred stock.
Voting
      The affirmative vote of a majority of the shares of our capital stock present, in person or by written proxy, at a meeting of stockholders and entitled to vote on the subject matter will be the act of the stockholders.
      Our certificate of incorporation may be amended in any manner provided by the Delaware General Corporation Law. Our board of directors has the power to adopt, amend or repeal our bylaws.
Action by Written Consent
      Our certificate of incorporation and bylaws provide that stockholder action can be taken at an annual or special meeting of stockholders and can not be taken by written consent of the stockholders once the private equity funds controlled by the sponsors cease to own 50% or more of our outstanding shares.

Ability to Call Special Meetings
      Our bylaws provide that special meetings of our stockholders can only be called pursuant to a resolution adopted by a majority of our board of directors or by the chairman of our board of directors. Special meetings may also be called by the holders of at least 25% of the outstanding shares of our common stock until the private equity funds controlled by the sponsors own less than 50% of the outstanding common stock. Thereafter, stockholders will not be permitted to call a special meeting or to require our board to call a special meeting.
Shareholder Proposals
      Our bylaws establish an advance notice procedure for shareholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of persons for election to the board of directors.
      Stockholders at our annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to our secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Although neither our certificate of incorporation nor our bylaws gives the board of directors the power to approve or disapprove stockholder nominations of candidates or proposals about other business to be conducted at a special or annual meeting, our bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us.
Limitation of Liability and Indemnification Matters
      Our certificate of incorporation provides that a director of our company will not be liable to us or our shareholders for monetary damages for breach of fiduciary duty as a director, except in certain cases where liability is mandated by the Delaware General Corporation Law. Our certificate of incorporation also provides for indemnification, to the fullest extent permitted by law, by our company of any person made or threatened to be made a party to, or who is involved in, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of our company, or at the request of our company, serves or served as a director or officer of any other enterprise, against all expenses, liabilities, losses and claims actually incurred or suffered by such person in connection with the action, suit or proceeding. Our certificate of incorporation also provides that, to the extent authorized from time to time by our board of directors, we may provide indemnification to any one or more employees and other agents of our company to the extent and effect determined by our board of directors to be appropriate and authorized by the Delaware General Corporation Law. Our certificate of incorporation also permits us to purchase and maintain insurance for the foregoing and we expect to maintain such insurance.
Corporate Opportunities
      Our certificate of incorporation provides that the sponsors have no obligation to offer us an opportunity to participate in business opportunities presented to the sponsors or their respective affiliates even if the opportunity is one that we might reasonably have pursued, and that neither the sponsors nor their respective affiliates will be liable to us or our stockholders for breach of any duty by reason of any such activities unless, in the case of any person who is a director or officer of our company, such business opportunity is expressly offered to such director or officer in writing solely in his or her capacity as an officer or director of our company. Stockholders will be deemed to have notice of and consented to this provision of our certificate of incorporation.

Listing
      We have applied to list our common stock on the New York Stock Exchange under the symbol “BKC”.
Transfer Agent and Registrar
      The transfer agent and registrar for our common stock will be The Bank of New York.

DESCRIPTION OF OUR CREDIT FACILITY
      On July 13, 2005, we and BKC entered into a $1.15 billion senior secured credit facility with JPMorgan Chase Bank N.A., as Administrative Agent, Citicorp North America, Inc., as Syndication Agent, and Bank of America N.A., RBC Capital Markets and Wachovia Bank, National Association, as Documentation Agents, and various other lenders which consisted of a $150 million revolving credit facility, a $250 million term loan, which we refer to as term loan A, and a $750 million term loan, which we refer to as term loan B. We used $1 billion in proceeds from the term loans A and B, $47 million in proceeds from the revolving credit facility, and cash on hand to pay in full BKC’s existing senior secured credit facility and our payment-in-kind notes payable to Diageo plc, the private equity funds controlled by the sponsors and certain directors that we incurred in connection with our acquisition of BKC and to pay $16 million in financing costs.
      On February 15, 2006, we amended and restated the senior secured credit facility, which amendment and restatement we refer to as our senior secured credit facility, to borrow an additional $350 million by replacing the $746 million outstanding under term loan B with a new term loan B, which we refer to as term loan B-1, in an amount of $1.096 billion and to permit the payment of the February 2006 dividend, the compensatory make-whole payment and the sponsor management termination fee. We used the $350 million in additional borrowings and $55 million in cash on hand to pay the $367 million February 2006 dividend and the $33 million compensatory make-whole payment on February 21, 2006 and $5 million in financing costs and expenses. We expect to pay the $30 million sponsor management termination fee from cash on hand upon the completion of this offering.
      The interest rate under the senior secured credit facility for term loan A and the revolving credit facility is at our option either (a) the greater of the federal funds effective rate plus 0.50% and the prime rate, which we refer to as ABR, plus a rate not to exceed 0.75%, which varies according to our leverage ratio or (b) LIBOR plus a rate not to exceed 1.75%, which varies according to our leverage ratio. The interest rate for term loan B-1 is at our option either (a) ABR, plus a rate of 0.50% or (b) LIBOR plus 1.50%, in each case so long as our leverage ratio remains at or below certain levels (but in any event not to exceed 0.75%, in the case of ABR loans, and 1.75% in the case of LIBOR loans).
      The quarterly principal payments will begin on September 30, 2006 for term loan A and began on March 31, 2006 for term loan B-1 and the level of required principal repayments will increase over time. The maturity dates of term loan A, term loan B-1, and amounts drawn under the revolving credit facility are June 2011, June 2012, and June 2011, respectively.
      Our senior secured credit facility contains certain customary financial and other covenants. These covenants impose restrictions on additional indebtedness, liens, investments, advances, guarantees, mergers and acquisitions. These covenants also place restrictions on asset sales, sale and leaseback transactions, dividends, payments between us and our subsidiaries and certain transactions with affiliates. Additionally, our senior secured credit facility contains customary events of default, including payment defaults, breaches of representations and warranties, covenant defaults, cross-defaults to other material indebtedness, events of bankruptcy and insolvency, judgment defaults, failure of any guaranty or security document to be in full force and effect and a change of control of our business.
      The financial covenants include a requirement to maintain a certain interest expense coverage ratio and leverage ratio, which are calculated excluding the effect of the payments of the February 2006 dividend, the compensatory make-whole payment and the sponsor management termination fee, and limit the maximum amount of capital expenditures to an amount ranging from $180 million to $250 million per fiscal year over the term of our senior secured credit facility. Following the end of each fiscal year, we are required to prepay the term debt in an amount equal to 50% of excess cash flow (as defined in our senior secured credit facility) for such fiscal year. This prepayment requirement is not applicable if our leverage ratio is less than a predetermined amount. There are other events and transactions, such as certain asset sales, sale and leaseback transactions resulting in aggregate net proceeds over $2.5 million in any fiscal year, proceeds from casualty events and incurrence of debt that will trigger additional mandatory prepayment.

      Our senior secured credit facility permits us to pay cash dividends on our common stock, in an aggregate amount, taken together with the amount of certain investments permitted under our senior secured credit facility, following the completion of this offering, equal to the greater of (x) 50% of excess cash flow of BKC for the period from July 1, 2005 through the end of the most-recently ended fiscal year of BKC and (y) the sum of (A) $50 million, (B) 50% of consolidated net income for the period from December 31, 2005 to the end of the most-recently ended fiscal quarter (or where consolidated net income is a deficit, minus 100% of the deficit) and (C) the aggregate amount of proceeds received by us from the issuance of certain equity interests.
      While BKC is the only borrower under our senior secured credit facility, we and certain of our subsidiaries have jointly and severally unconditionally guaranteed the payment of the amounts due under our senior secured credit facility. We and certain of our subsidiaries, including BKC, have pledged as collateral a 100% equity interest in our and BKC’s domestic subsidiaries with some exceptions. Furthermore, BKC has pledged as collateral a 65% equity interest in certain of its foreign subsidiaries.
      As of March 31, 2006, we had $108 million available for borrowing under our $150 million revolving credit facility (net of $42 million in letters of credit issued under the revolving credit facility).
      See Note 9 to our unaudited consolidated financial statements and Note 20 to our audited consolidated financial statements included elsewhere in this prospectus for further information about our senior secured credit facility.

MATERIAL UNITED STATES FEDERAL TAX CONSEQUENCES
FOR NON-UNITED STATES HOLDERS OF COMMON STOCK
      The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of common stock by a beneficial owner that is a “non-U.S. holder” and that does not own, and is not deemed to own, more than 5% of the Company’s common stock. A “non-U.S. holder” is a person or entity that, for U.S. federal income tax purposes, is a:

•	non-resident alien individual, other than certain former citizens and residents of the United States subject to tax as expatriates,

•	foreign corporation, or

•	foreign estate or trust.
      A “non-U.S. holder” does not include an individual who is present in the United States for 183 days or more in the taxable year of disposition and is not otherwise a resident of the United States for U.S. federal income tax purposes. Such an individual is urged to consult his or her own tax advisor regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of common stock.
      This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to non-U.S. holders in light of their particular circumstances and does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction. Prospective holders are urged to consult their tax advisors with respect to the particular tax consequences to them of owning and disposing of common stock, including the consequences under the laws of any state, local or foreign jurisdiction.
Dividends
      Dividends paid by the Company to a non-U.S. holder of common stock generally will be subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding, a non-U.S. holder will be required to provide an Internal Revenue Service Form W-8BEN certifying its entitlement to benefits under a treaty.
      The withholding tax does not apply to dividends paid to a non-U.S. holder who provides a Form W-8ECI, certifying that the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to regular U.S. income tax as if the non-U.S. holder were a U.S. resident. A non-U.S. corporation receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate).
Gain on Disposition of Common Stock
      A non-U.S. holder generally will not be subject to U.S. federal income tax on gain realized on a sale or other disposition of common stock unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States, subject to an applicable treaty providing otherwise, or

•	the Company is or has been a U.S. real property holding corporation, as defined below, at any time within the five-year period preceding the disposition or the non-U.S. holder’s holding period, whichever period is shorter, and its common stock has ceased to be traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs.

      The Company believes that it is not, and does not anticipate becoming, a U.S. real property holding corporation.
Information Reporting Requirements and Backup Withholding
      Information returns will be filed with the Internal Revenue Service in connection with payments of dividends and the proceeds from a sale or other disposition of common stock. You may have to comply with certification procedures to establish that you are not a U.S. person in order to avoid information reporting and backup withholding tax requirements. The certification procedures required to claim a reduced rate of withholding under a treaty will satisfy the certification requirements necessary to avoid the backup withholding tax as well. The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is furnished to the Internal Revenue Service.
Federal Estate Tax
      An individual non-U.S. holder who is treated as the owner of, or has made certain lifetime transfers of, an interest in the common stock will be required to include the value of the stock in his gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

SHARES ELIGIBLE FOR FUTURE SALE
      Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of common stock in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of the common stock. Upon completion of this offering, there will be 132,980,600 shares of common stock outstanding. Of these shares, 25,000,000 shares of common stock sold in this offering (or 28,750,000 shares of common stock if the underwriters exercise their option to purchase additional shares in full) will be freely transferable without restriction or further registration under the Securities Act of 1933. The remaining 104,230,600 shares of common stock outstanding will be available for sale after the expiration of the lock-up agreements (180 days after the date of the final prospectus unless earlier waived in the manner described under “Underwriting”) pursuant to Rule 144.
Rule 144
      In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including an affiliate, who beneficially owns “restricted securities” may not sell those securities until they have been beneficially owned for at least one year. Thereafter, the person would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding (which will equal approximately 1,329,806 shares immediately after this offering); or

•	the average weekly trading volume of the common stock on the New York Stock Exchange during the four calendar weeks preceding the filing with the SEC of a notice on the SEC’s Form 144 with respect to such sale.
      Sales under Rule 144 are also subject to certain other requirements regarding the manner of sale, notice and availability of current public information about us.
Rule 144(k)
      Under Rule 144(k), a person who is not, and has not been at any time during the 90 days preceding a sale, an affiliate of ours and who has beneficially owned the shares proposed to be sold for at least two years (including the holding period of any prior owner except an affiliate) is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.
Rule 701
      In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchased shares from us in connection with a compensatory stock plan or other written agreement is eligible to resell those shares 90 days after the effective date of this offering in reliance on Rule 144 (or earlier, if such shares are registered on a Registration Statement pursuant to Form S-8), but without compliance with some of the restrictions, including the holding period, contained in Rule 144.
      No precise prediction can be made as to the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price of our common stock prevailing from time to time. We are unable to estimate the number of our shares that may be sold in the public market pursuant to Rule 144 or Rule 701 (or pursuant to Form S-8, if applicable) because this will depend on the market price of our common stock, the personal circumstances of the sellers and other factors. Nevertheless, sales of significant amounts of our common stock in the public market could adversely affect the market price of our common stock.

Stock Plans
      We intend to file a registration statement or statements under the Securities Act covering shares of common stock both reserved for issuance under our equity plans and pursuant to all equity award grants made prior to this offering. Subject to lock-up arrangements, these registration statements are expected to be filed as soon as practicable after the completion of this offering. As of March 31, 2006, there were 9,629,964 shares of our common stock issuable upon the exercise of options or the settlement of restricted stock unit awards outstanding, of which options to purchase 1,834,750 shares were exercisable. Shares issued upon the exercise of stock options or the settlement of other equity awards after the effective date of the applicable Form S-8 registration statement will be eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to affiliates and the lock-up agreements described above.
Registration Rights Under Shareholders’ Agreement
      Following this offering, holders of substantially all of our common stock will have the right to require us to register their shares for future sale. See “Certain Relationships and Related Transactions— Shareholders’ Agreement”.

UNDERWRITING
      We and the selling stockholders are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities Inc., Citigroup Global Markets Inc., Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated are acting as joint book-running managers of the offering and as representatives of the underwriters. We and the selling stockholders have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Number of
Name	Shares

J.P. Morgan Securities Inc.
Citigroup Global Markets Inc.
Goldman, Sachs & Co.
Morgan Stanley & Co. Incorporated
Wachovia Capital Markets, LLC
Bear, Stearns & Co. Inc.
Credit Suisse Securities (USA) LLC
Lehman Brothers Inc.
Loop Capital Markets, LLC

Total

      The underwriters are committed to purchase all the common shares offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.
      The underwriters propose to offer the common shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $           per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $           per share from the initial public offering price. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters.
      The underwriters have an option to buy up to 3,750,000 additional shares of common stock from the selling stockholders to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this over-allotment option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered. The selling stockholders are only selling shares in this offering if the underwriters exercise their option and we will not receive any of the proceeds from a sale of shares by the selling stockholders.
      The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us and the selling stockholders per share of common stock. The following table shows the per share and total underwriting discounts and commissions to be paid by us and the selling stockholders to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without	With Full
	Over-Allotment	Over-Allotment
Paid by the Company	Exercise	Exercise

Per Share	$	$—
Total	$	$—

	Without	With Full
	Over-Allotment	Over-Allotment
Paid by the Selling Stockholders	Exercise	Exercise

Per Share	$—	$
Total	$—	$
      At our request, the underwriters have reserved 10 percent of the shares of common stock offered by this prospectus for sale, at the initial public offering price, to our directors, officers, employees, franchisees and certain other business partners as designated by us. Persons who purchase such reserved shares will be required to enter into lock-up agreements with the underwriters pursuant to which each of these persons, with certain exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities Inc., (1) offer, pledge, announce the intention to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, such reserved shares, or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of such reserved shares, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. The number of shares available for sale to other investors will be reduced to the extent these individuals purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus.
      We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $4 million.
      A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.
      We have agreed that, subject to certain exceptions, we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of J.P. Morgan Securities Inc. for a period of 180 days after the date of this prospectus. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.
      All of our directors and executive officers, and holders of substantially all of our common stock, including the selling stockholders, and certain of our other officers, have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with certain exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities Inc., (1) offer, pledge, announce the intention to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock (including, without limitation, common stock which may be deemed to be beneficially owned by such persons in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.
      We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.
      We have applied to have our common stock approved for listing on the New York Stock Exchange under the symbol “BKC.”
      In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.
      The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.
      These activities, as well as other purchases by the underwriters for their own account, may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.
      Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.
      Neither we nor the selling stockholders nor the underwriters can assure investors that an active trading market will develop for our common shares, or that the shares will trade in the public market at or above the initial public offering price.
      Each underwriter has represented that (i) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any common stock in circumstances in which Section 21(1) of the FSMA does not apply to us and (ii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.
      In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the European Union Prospectus Directive (the “EU Prospectus Directive”) is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of common stock to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than € 50,000,000, as shown in its last annual or consolidated accounts; or

•	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.
      For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State and the expression EU Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.
      The shares may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the shares may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.
      This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
      Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.
      The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.
      Prior to this offering, the Goldman Sachs Funds, affiliates of Goldman, Sachs & Co., own in excess of 10% of the issued and outstanding shares of our common stock. Accordingly, under Rule 2720 of the National Association of Securities Dealers, Inc.’s Conduct Rules, Goldman, Sachs & Co. may be deemed to be our “affiliate”. When a NASD member participates as an underwriter in a public offering of an affiliated issuer, the rule requires that the initial public offering price can be no higher than that recommended by a “qualified independent underwriter,” as defined by the NASD. In accordance with the rule, Loop Capital Markets, LLC will assume the responsibility of acting as a qualified independent underwriter. In this role, Loop Capital Markets, LLC will perform a due diligence investigation and review and participate in the preparation of the registration statement of which this prospectus forms a part. The underwriters may not confirm sales to any discretionary account without the prior specific written approval of the customer.
      Certain of the underwriters and their affiliates have provided in the past to us, our affiliates and the sponsors and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us, such affiliates and the sponsors in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. For example, J.P. Morgan Chase Bank N.A., an affiliate of J.P. Morgan Securities Inc., is the administrative agent for our senior secured credit facility and Citicorp North America Inc., an affiliate of Citigroup Global Markets Inc., is syndication agent for our senior secured credit facility. Affiliates of each of the underwriters, except Loop Capital Markets, LLC, are lenders under our senior secured credit facility. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future. In addition, TurnWorks, Inc., a consulting company 100% owned by our former Chairman and Chief Executive Officer, has provided certain consulting and other advisory services unrelated to this offering to an affiliate of J.P. Morgan Securities Inc.

LEGAL MATTERS
      The validity of the shares of common stock offered hereby will be passed upon for us by Davis Polk & Wardwell, New York, New York, and certain legal matters will be passed upon for the underwriters by Cleary Gottlieb Steen & Hamilton LLP, New York, New York. Cleary Gottlieb Steen & Hamilton LLP has in the past provided legal services to us and the sponsors, including in connection with the acquisition of BKC in December 2002, and may in the future continue to provide legal services to us and the sponsors. In addition, Cleary Gottlieb Steen & Hamilton LLP currently provides legal services to the sponsors, including legal services regarding modifications to the arrangements between us and the sponsors in connection with this offering.
EXPERTS
      The consolidated financial statements of Burger King Holdings, Inc. and subsidiaries (Successor) as of June 30, 2004 and 2005, the period from December 13, 2002 to June 30, 2003 and for each of the years in the two-year period ended June 30, 2005, and for the period from July 1, 2002 to December 12, 2002 of Burger King Corporation and subsidiaries (Predecessor), have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
      We have filed with the Securities and Exchange Commission or SEC, in Washington, DC, a registration statement on Form S-1 under the Securities Act with respect to the common stock offered hereby. For further information with respect to us and our common stock, reference is made to the registration statement and the exhibits and any schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. A copy of the registration statement, including the exhibits and schedules thereto, may be read and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, DC 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at http://www.sec.gov, from which interested persons can electronically access the registration statement, including the exhibits and any schedules thereto. The registration statement, including the exhibits and schedules thereto, are also available for reading and copying at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.
      As a result of this offering, we will become subject to the full informational requirements of the Securities Exchange Act of 1934, as amended. We will fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC. We intend to furnish our shareholders with annual reports containing consolidated financial statements certified by an independent public accounting firm. We also maintain an Internet site at http://www.bk.com. Our website and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part.
      You may obtain a copy of any of our filings, at no cost, by writing or telephoning us at:
Burger King Holdings, Inc.
5505 Blue Lagoon Drive
Miami, Florida 33126
(305) 378-3000
Attn: Corporate Secretary

BURGER KING HOLDINGS, INC. AND SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Unaudited Financial Statements
Condensed Consolidated Balance Sheets as of June 30, 2005 and March 31, 2006	F-2
Condensed Consolidated Statements of Operations for the nine months ended March 31, 2005 and March 31, 2006	F-3
Condensed Consolidated Statement of Stockholders’ Equity for the nine months ended March 31, 2005 and March 31, 2006	F-4
Condensed Consolidated Statements of Cash Flows for the nine months ended March 31, 2005 and March 31, 2006	F-5
Notes to Condensed Consolidated Financial Statements	F-7
Audited Financial Statements
Report of Independent Registered Public Accounting Firm	F-18
Consolidated Balance Sheets as of June 30, 2004 and 2005	F-19
 Consolidated Statements of Operations for the periods July 1, 2002 to December 12, 2002 (Predecessor) and December 13, 2002 to June 30, 2003, and for each of the years in the two-year period ended June 30, 2005 (Successor)
F-20
 Consolidated Statements of Stockholders’ Equity for the periods July 1, 2002 to December 12, 2002 (Predecessor) and December 13, 2002 to June 30, 2003, and for each of the years in the two-year period ended June 30, 2005 (Successor)
F-21
 Consolidated Statements of Cash Flows for the periods July 1, 2002 to December 12, 2002 (Predecessor) and December 13, 2002 to June 30, 2003, and for each of the years in the two-year period ended June 30, 2005 (Successor)
F-22
Notes to Consolidated Financial Statements	F-24

BURGER KING HOLDINGS, INC. AND SUBSIDIARIES
Condensed Consolidated Balance Sheets as of
June 30, 2005 and March 31, 2006
(In millions, except share data)

	June 30, 2005	March 31, 2006

		(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$432	$197
Trade and notes receivable, net	110	105
Prepaids and other current assets, net	35	42
Deferred income taxes, net	57	55

Total current assets	634	399
Property and equipment, net	899	863
Intangibles, net	995	986
Goodwill	17	19
Net investment in property leased to franchisees	149	149
Other assets, net	29	50

Total assets	$2,723	$2,466

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts and drafts payable	$83	$68
Accrued advertising	59	50
Other accrued liabilities	248	237
Current portion of term debt and capital leases	4	34

Total current liabilities	394	389

Term debt	1,282	1,317
Capital leases	53	61
Other deferrals and liabilities	375	365
Deferred income taxes, net	142	171

Total liabilities	2,246	2,303

Commitments and contingencies
Stockholders’ equity:
Common stock, $0.01 par value; 118,557,360 shares authorized; 106,734,893 and 107,980,600 shares issued and outstanding at June 30, 2005 and March 31, 2006, respectively	1	1
Restricted stock units	2	5
Additional paid-in capital	406	146
Retained earnings	76	13
Unearned compensation	—	(1)
Accumulated other comprehensive (loss) income	(6)	1
Treasury stock, at cost; 402,465 shares at June 30, 2005 and March 31, 2006	(2)	(2)

Total stockholders’ equity	477	163

Total liabilities and stockholders’ equity	$2,723	$2,466

See accompanying notes to condensed consolidated financial statements.

BURGER KING HOLDINGS, INC. AND SUBSIDIARIES
Condensed Consolidated Statements of Operations for the nine months ended
March 31, 2005 and March 31, 2006
(Unaudited)
(In millions, except share and per share data)

	Nine Months Ended March 31,

	2005	2006

Revenues:
Company restaurant	$1,043	$1,122
Franchise and property	394	393

	1,437	1,515
Company restaurant expenses:
Food, paper and product costs	322	351
Payroll and employee benefits	308	330
Occupancy and other operating costs	256	280

Company restaurant expenses	886	961
Selling, general and administrative expenses	363	361
Property expenses	43	42
Other operating expense (income), net	18	(5)

Total operating costs and expenses	1,310	1,359

Income from operations	127	156
Interest expense, net	53	53
Loss on early extinguishment of debt	—	14

Income before income taxes	74	89
Income tax expense	29	52

Net (loss) income	$45	$37

Earnings (loss) per share:
Basic	$0.42	$0.35

Diluted	$0.42	$0.33

Weighted average shares outstanding:
Basic	106,421,908	106,977,468

Diluted	106,808,273	111,272,712

Pro forma earnings per share:
Basic		$0.29

Diluted		$0.28

Pro forma weighted average shares outstanding:
Basic		127,602,468

Diluted		131,897,712

See accompanying notes to condensed consolidated financial statements.

BURGER KING HOLDINGS, INC AND SUBSIDIARIES
Condensed Consolidated Statement of Stockholders’ Equity
For the Nine Months Ended March 31, 2006
(Unaudited)
(In millions)

						Accumulated
		Restricted	Additional			Other
	Common	Stock	Paid-in	Retained	Unearned	Comprehensive	Treasury
	Stock	Units	Capital	Earnings	Compensation	(Loss) Income	Stock	Total

Balances at June 30, 2005	$1	$2	$406	$76	$—	$(6)	$(2)	$477
Issuance of restricted stock units	—	3	—	—	(1)	—	—	2
Exercise of stock options	—	—	7	—	—	—	—	7
Dividends paid on common shares	—	—	(267)	(100)	—	—	—	(367)
Comprehensive income:
Net income	—	—	—	37	—	—	—	37
Translation adjustment	—	—	—	—	—	3	—	3
Unrealized gain on hedging activity, net of tax of $(7)	—	—	—	—	—	11	—	11
Minimum pension liability, net of tax of $4	—	—	—	—	—	(7)	—	(7)

Comprehensive income								44

Balances at March 31, 2006	$1	$5	$146	$13	$(1)	$1	$(2)	$163

See accompanying notes to condensed consolidated financial statements

BURGER KING HOLDINGS, INC. AND SUBSIDIARIES
Condensed Consolidated Statements of Cash Flows for the nine months ended
March 31, 2005 and March 31, 2006
(Unaudited)
(In millions)

	Nine Months Ended
	March 31,

	2005	2006

Cash flows from operating activities:
Net income	$45	$37
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	53	63
Interest expense payable in kind	33	—
Gain on asset disposals	(3)	(2)
Provision for bad debts	3	(1)
Impairment of debt investments	4	—
Pension curtailment gain	—	(6)
Loss on early extinguishment of debt	—	14
Deferred income taxes	18	36
Changes in current assets and liabilities, net of acquisitions:
Trade and notes receivables	(1)	9
Prepaids and other current assets, net	(7)	(12)
Accounts and drafts payable	(26)	(23)
Accrued advertising	(5)	(9)
Other accrued liabilities	30	7
Payment of interest on PIK Notes	—	(103)
Changes in other long-term assets and liabilities, net	7	11

Net cash provided by operating activities	151	21

Cash flows from investing activities:
Sale of investment securities available for sale	387	—
Purchase of investment securities available for sale	(552)	—
Additions to property and equipment	(51)	(48)
Proceeds from dispositions of assets and business disposals	10	15
Payments for acquired franchisee operations	(21)	(7)
Investment in franchisee debt	(17)	(3)
Collections on franchisee debt	1	1

Net cash used for investing activities	(243)	(42)

Cash flows from financing activities:
Proceeds from term debt and credit facility	—	2,143
Repayments of term debt, credit facility and capital leases	(2)	(1,978)
Payment of deferred financing costs	—	(19)
Proceeds from exercise of options	3	7
Dividends paid on common stock	—	(367)
Purchases of treasury stock	(2)	—

Net cash used for financing activities	(1)	(214)

Decrease in cash and cash equivalents	(93)	(235)
Cash and cash equivalents at beginning of period	221	432

Cash and cash equivalents at end of period	$128	$197

See accompanying notes to condensed consolidated financial statements.

BURGER KING HOLDINGS, INC AND SUBSIDIARIES
Condensed Consolidated Statements of Cash Flows for the nine months ended
March 31, 2005 and March 31, 2006
(Unaudited)
(In millions)

	Nine Months
	Ended
	March 31,

	2005	2006

Supplemental cash— flow disclosures:
Interest paid	$20	$159
Income taxes paid	10	11
Non— cash investing and financing activities:
Acquisition of franchise operations	$9	$—
Acquisition of property with capital leases	—	11
See accompanying notes to condensed consolidated financial statements.

BURGER KING HOLDINGS, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements
(Unaudited)

Note 1.	Description of Business and Organization
      Burger King Holdings, Inc. (“BKH”) is a Delaware corporation, formed on July 23, 2002 and the parent of Burger King Corporation (“BKC”), a Florida corporation, that is a worldwide franchisor and operator of fast food hamburger restaurants, principally under the Burger King brand. BKH is owned by funds controlled by Texas Pacific Group, the Goldman Sachs Funds and Bain Capital Partners (collectively, the “Sponsors”). BKH and its subsidiaries, including BKC, are collectively referred to herein as the “Company”. The Company anticipates completing an initial public offering of its common stock in the quarter ending June 30, 2006. After the completion of the initial public offering, the Sponsors will continue to own a controlling interest in the Company.
      The Company generates revenues from three sources: (i) sales at restaurants owned by the Company; (ii) royalties and franchise fees paid by franchisees; and (iii) property income from the franchise restaurants that the Company leases or subleases to franchisees. The Company receives monthly royalties and advertising contributions from franchisees based on a percentage of restaurant sales.

Note 2.	Basis of Consolidation and Presentation
      The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. All material intercompany balances and transactions have been eliminated in consolidation. The condensed unaudited consolidated financial statements have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission (“SEC”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by Unites States generally accepted accounting principles for complete financial statements. Therefore, these condensed consolidated financial statements should be read in conjunction with the Company’s audited financial statements for the year ended June 30, 2005. In the opinion of management, all adjustments (consisting of normal recurring adjustments) necessary for the fair presentation of the accompanying condensed unaudited consolidated financial statements have been made. Operating results for the nine months ended March 31, 2006 are not necessarily indicative of the results that may be expected for the full year.
      In connection with a proposed public offering of the Company’s common stock, on May 1, 2006 the Company authorized an increase in the number of shares of the Company’s $0.01 par value common stock to 300 million shares, authorized a 26.34608 to one stock split, and authorized 10 million shares of a new class of preferred stock, with a par value of $0.01 per share. As of May 1, 2006, no shares of this new class of preferred stock were issued or outstanding. All references to the numbers of shares in these condensed consolidated financial statements and accompanying notes have been adjusted to reflect the stock split on a retroactive basis.

Note 3.	Acquisitions
      All acquisitions of franchised restaurant operations are accounted for using the purchase method of accounting. The operating results of acquired restaurants have been included in the consolidated statements of operations since their respective dates of acquisition. These acquisitions are summarized as follows (in millions, except for number of restaurants):

	Nine Months Ended
	March 31,

	2005	2006

Number of restaurants acquired	63	41
Property and equipment, net	$25	$2
Goodwill and other intangible assets	6	6
Other miscellaneous	(1)	(1)

Total purchase price	$30	$7

      Included in the total purchase price of $30 million for the nine months ended March 31, 2005 was goodwill and property leased to franchisees of $6 million and $14 million, respectively.
      The Company’s settlement losses, recorded in accordance with Emerging Issues Task Force (“EITF”) 04-1, Accounting for Preexisting Relationships between the Parties to a Business Combination were $4 million for the nine months ended March 31, 2005. During the nine months ended March 31, 2006 settlement losses on acquisitions were insignificant. These settlement losses and other expenses are recorded in other operating expenses (income), net, in the accompanying condensed consolidated statements of operations.

Note 4.	Related Party Transactions
      In connection with the Company acquisition of BKC, the Company entered into a management agreement with the Sponsors for monitoring the Company’s business through board of director participation, executive team recruitment, interim senior management services and other services consistent with arrangements with private equity funds (the “management agreement”). Pursuant to the management agreement, the Company is charged a quarterly fee by the Sponsors not to exceed 0.5% of the prior quarter’s total revenues. For both the nine months ended March 31, 2005 and 2006, the Company incurred management fees and reimbursable out-of-pocket expenses totaling $7 million. These fees and expenses are recorded within selling, general and administrative expenses in the accompanying condensed consolidated statement of operations. At June 30, 2005 and March 31, 2006, amounts payable to the Sponsors for management fees and reimbursable out-of-pocket expenses totaled $2 million, which are included within other accrued liabilities in the accompanying condensed consolidated balance sheet. In February 2006, the Company entered into an agreement with the Sponsors to pay a termination fee totaling $30 million to the Sponsors to terminate the management agreement upon the completion of an initial public offering of the Company’s common stock. As a result, the Company will recognize a selling, general and administrative expense of $30 million in the period in which the initial public offering occurs.
      As of June 30, 2005, the Company had payment-in-kind notes (“PIK Notes”) outstanding to affiliates of $528 million. The outstanding balance of the PIK Notes, which included $103 million of payment-in-kind interest as of June 30, 2005, and $2 million of accrued interest for the current fiscal year, was repaid in July 2005. There were no PIK Notes outstanding as of December 31, 2005. Interest expense on the PIK Notes for the nine months ended March 31, 2005 was $33 million.
      A member of the Board of Directors of the Company has a direct financial interest in a company with which the Company has entered into a lease agreement for the Company’s new corporate headquarters (see Note 14).

Note 5.	Prepaid Expenses and Other Current Assets, Net
      Included in prepaid expenses and other current assets, net are inventory of $15 million as of June 30, 2005 and March 31, 2006.

Note 6.	Property & Equipment, Net
      Property and equipment, net consists of the following:

	June 30, 2005	March 31, 2006

Property and equipment	$1,151	$1,191
Accumulated depreciation	(252)	(328)

Property and equipment, net	$899	$863

Note 7.	Earnings Per Share
      Basic earnings per share is computed by dividing net earnings attributable to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share, calculated using the treasury stock method, reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company. Basic and diluted earnings per share were calculated as follows:

	Nine Months Ended March 31,

	2005	2006
(In millions, except share and per share amounts)
Numerator:
Numerator for basic and diluted earnings per share-net income	$45	$37

Denominator:
Denominator for basic earnings per share-weighted average shares	106,421,908	106,977,468
Effect of dilutive securities:
Restricted stock units	386,365	663,854
Employee stock options	—	3,631,390

Denominator for diluted earnings per share- adjusted weighted average shares	106,808,273	111,272,712

Basic earnings per share	$0.42	$0.35

Diluted earnings per share	$0.42	$0.33
      For the nine months ended March 31, 2005 and 2006, 9,166,065 and 814,147 of the Company’s options to purchase common stock, respectively, were excluded from the calculation of diluted earnings per share since the options were anti-dilutive.
     Unaudited Pro Forma earnings per share attributable to common stockholders
      Pro forma basic and diluted earnings per share for the nine months ended March 31, 2006 has been computed to give effect to the number of shares to be sold in the Company’s initial public offering that would have been necessary to pay the portion of the February 2006 dividend of $367 million in excess of current period earnings.

Note 8.	Other Accrued Liabilities
      Included in other accrued liabilities as of June 30, 2005 and March 31, 2006, were accrued payroll and employee-related benefit costs totaling $93 million and $87 million, respectively.

Note 9.	Long Term Debt
      In July 2005, the Company entered into a $1.15 billion credit agreement, which consists of a $150 million revolving credit facility, a $250 million term loan (“Term Loan A”), and a $750 million term loan (“Term Loan B”). The interest rate for Term Loan A, Term Loan B, and the revolving credit facility, as selected by the Company, is either (a) the greater of the prime rate or the federal funds effective rate plus 0.5% plus a rate not to exceed 0.75%, which varies according to the Company’s leverage ratio or (b) LIBOR plus a rate not to exceed 1.75%, which varies according to the Company’s leverage ratio. The Company utilized $1 billion in proceeds from Term Loan A and Term Loan B, $47 million from the revolving credit facility, and cash on hand to repay BKC’s existing term debt and the PIK Notes. The unamortized balance of deferred financing costs, totaling $13 million, related to the existing term debt was recorded as a loss on early extinguishment of debt in the accompanying condensed consolidated statement of operations for the nine months ended March 31, 2006. The Company recorded deferred financing costs of $16 million in connection with the facility.
      In February 2006, the Company amended and restated its secured credit facility (“amended facility”) to replace the existing $750 million Term Loan B loan with a new Term Loan B loan (“Term Loan B-1”) in an amount of $1.1 billion. As a result of this transaction, the Company received net proceeds of $347 million. The interest rate for the Term Loan B-1 is, at the Company’s option, either (a) Average Borrowing Rate (“ABR”), plus 0.50% or (b) LIBOR plus 1.50%; in each case so long as the Company’s leverage ratio remains at or below certain levels (but in any event, the interest rate shall not exceed 0.75%, in the case of ABR rate, and 1.75% in the case of LIBOR rate). The Company recorded deferred financing costs of $3 million in connection with the amended facility in addition to a $1 million write-off of deferred financing costs, which is recorded as a loss on early extinguishment of debt in the accompanying condensed consolidated statement of operations for the three and nine months ended March 31, 2006. The amended facility also allows the Company:

•	to make a one-time payment of up to $400 million to holders of the Company’s common stock and certain option and restricted stock unit holders;

•	to enter into an agreement with the Sponsors to pay a fee to terminate the quarterly management fee currently charged by the Sponsors;

•	to make dividend payments after an initial public offering, subject to certain covenant restrictions.
      The additional $350 million borrowing under the amended facility in February 2006 and cash on hand was used to make the $367 million dividend payment to the holders of the Company’s common stock (see Note 10) and to make a one-time compensatory make-whole payment in the amount of $33 million to certain BKH option and restricted stock unit holders (see Note 11).
      The aggregate debt maturities including the Term Loan A, Term Loan B-1 and other debt as of March 31, 2006 are as follows (in millions):

2006	$3
2007	37
2008	36
2009	61
2010	74
Thereafter	1,136

$1,347

      The amended facility contains certain customary financial and other covenants. These covenants impose restrictions on additional indebtedness, liens, investments, advances, guarantees, and acquisitions. These covenants also place restrictions on asset sales, sale and leaseback transactions, dividends, payments between BKC and BKH, and certain transactions with affiliates. The financial covenants include a requirement to maintain a certain interest expense coverage ratio and leverage ratio and limit the maximum amount of capital expenditures in a year. Following the end of each fiscal year, the Company is required to prepay the term debt in an amount equal to 50% of excess cash flow (as defined in the credit agreement). This prepayment requirement is not applicable if the Company’s leverage ratio is less than a predetermined amount. There are other events and transactions such as sale and leaseback transactions, proceeds from casualty events, and incurrence of debt that will trigger additional mandatory prepayments.

Interest rate swaps
      During the nine months ended March 31, 2006, the Company entered into interest rate swap contracts with a notional value of $750 million that qualify as cash flow hedges under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended. These interest rate swaps are used to convert the floating interest-rate component of certain debt obligations to fixed rates.
      The fair value of the interest rate swaps was $19 million as of March 31, 2006 and is recorded within other assets, net in the accompanying condensed consolidated March 2006 balance sheet. During the nine months ended March 31, 2006, the Company recorded a $11 million, net of tax, unrealized gain on hedging activity, respectively, in accumulated other comprehensive loss included in stockholder’s equity, due to the increase in fair value of the interest rate swaps. Unrealized gains and losses in other comprehensive income related to these hedges are expected to be recorded to the Company’s statement of operations in the future and will offset interest expense on certain variable rate debt. The actual amounts that will be recorded to the Company’s statement of operations could vary materially from this estimated amount as a result of changes in interest rates in the future.

Note 10.	Dividends Paid and Return of Capital
      On February 21, 2006, the Company paid a dividend of $367 million, or $3.42 per share, to holders of record of the Company’s common stock on February 9, 2006, primarily the private equity funds controlled by the Sponsors which owned approximately 95% of the outstanding shares of the Company’s common stock at that date, and members of senior management. The payment of the dividend was financed primarily from proceeds of the amended facility (see Note 9) and was recorded as a cash dividend of $100 million ($0.93 per share) to retained earnings, which represents the Company’s historical cumulative retained earnings through the dividend date, and a return of capital of $267 million ($2.49 per share) to additional paid-in capital in the accompanying condensed consolidated statement of stockholders’ equity and balance sheet for the nine months ended March 31, 2006.

Note 11.	Compensation

Stock-Based Compensation
      Stock options granted by the Company generally vest over a five-year period commencing on the date of grant and have a ten-year contractual life. During the nine months ended March 31, 2005 and 2006, certain officers and employees of the Company were granted options to purchase 5,417,703 and 1,709,808 shares of the common stock of BKH, respectively. During the nine months ended March 31, 2005 and 2006, options to purchase 3,061,362 and 218,225 shares of common stock, respectively, were forfeited. In addition, certain former officers and directors exercised their right to purchase 1,169,740 shares of common stock during the nine months ended March 31, 2006. During the nine months ended March 31, 2005, none of the options to purchase shares of common stock had been exercised.
      The Company accounts for stock-based compensation in accordance with Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted by the Company had an exercise price equal to the fair market value of the underlying common stock on the date of grant. The provisions of SFAS No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation, Transition and Disclosure, as they apply to stock-based employee compensation require disclosure of the effect on net income and earnings per share had the Company applied the fair value method under SFAS No. 123. The impact under the fair value method was insignificant for the nine months ended March 31, 2005 and 2006.

Restricted Stock Units
      Pursuant to BKH’s Equity Incentive Plan, certain officers of BKC are eligible to receive a portion of their annual incentive plan award in restricted stock units (“RSUs”). During the nine months ended March 31, 2006 and March 31, 2005, the Company granted 229,053 and 390,133 RSUs, respectively, at a fair market value to certain officers of the Company in connection with their annual incentive award. During the nine months ended March 31, 2006, RSU’s to purchase 29,745 shares of common stock were exercised and options to purchase 3,267 shares of common stock were forfeited.
      The Company, under the BKH Equity Incentive Plan, may also grant RSUs to new members of senior management as a condition of their employment with the Company. For the nine months ended March 31, 2006, the Company granted 52,692 RSUs at fair market value to one new member of senior management. The fair value of these RSUs was recorded as Unearned Compensation in the accompanying condensed consolidated statement of stockholders’ equity at March 31, 2006. The Company recognizes compensation expense on such RSUs ratably over the vesting period. There were no RSUs issued as Unearned Compensation for the nine months ended March 31, 2005.

Compensatory Make Whole Payment
      In February 2006, the Company paid $33 million to holders of its stock options and restricted stock units, primarily members of senior management, the Board of Directors, and a former member of senior management, in order to compensate such holders for the decrease in value of their equity interests as a result of the February 2006 dividend payment (see Note 10) and the February 2006 debt refinancing (the “make whole payment”). The make whole payment was recorded as employee compensation cost, and is included in selling general and administrative expenses in the accompanying statement of operations for the nine months ended March 31, 2006.

Note 12.	Retirement Plan and Other Postretirement Benefits
      A summary of the components of net periodic benefit cost for the defined benefit plans (retirement benefits) and postretirement benefit plans (other benefits) is presented below (in millions):

	Retirement
	Benefits		Other Benefits

	Nine Months		Nine Months
	Ended		Ended
	March 31,		March 31,

	2005	2006	2005	2006

Service cost— benefits earned during the period	$5	$4	$—	$—
Interest costs on projected benefit obligations	7	8	1	1
Expected return on plan assets	(6)	(6)	—	—
Recognized net actuarial loss	1	1	—	—
Curtailment gain	—	(6)	—	—

Net periodic benefit expense	$7	$1	$1	$1

      The Company has noncontributory defined benefit plans for its salaried employees in the United States (the “Plans”) and noncontributory defined benefit plans for certain employees in the United Kingdom and Germany. In November 2005, the Company announced that effective December 31, 2005 all benefits accrued under the Plans would be frozen at the level attained on that date. As a result, the Company recognized a one-time pension curtailment gain of $6 million, recorded in the Company’s second fiscal quarter, equal to the unamortized balances as of December 31, 2005 from prior plan amendments and allowable gains to be realized. The curtailment gain was recorded as a component of selling, general and administrative expenses in the accompanying condensed consolidated statements of operations for the nine months ended March 31, 2006. The benefits accrued through December 31, 2005 were not reduced and market assets used to fund the Plans’ obligations will continue to be invested after that date. At December 31, 2005 the projected benefit obligation of the Plans exceeded pension assets by $62 million.
      In conjunction with the curtailment gain, the Company approved a distribution totaling $6 million on behalf of those participants who were affected by the curtailment of the Plans. The distribution was recorded as a component of selling, general and administrative expenses in the accompanying condensed consolidated statements of operations for the nine months ended March 31, 2006 and was paid by the Company to employees in cash or contributed to the plan in which the employee participates.

Note 13.	Segment Information
      The Company operates in the fast food hamburger restaurant industry. Revenues include retail sales at BKC-owned restaurants and franchise and property revenues. The business is managed as distinct geographic segments: United States and Canada, Europe, Middle East and Asia Pacific (“EMEA/ APAC”), and Latin America. Unallocated includes corporate support costs in areas such as facilities, finance, human resources, information technology, legal, marketing and supply chain management.
      The following tables present revenues, operating income, depreciation and amortization and long-lived assets information by geographic segment (in millions):

	Nine Months
	Ended
	March 31,

	2005	2006

Revenues:
United States and Canada	$938	$1,021
EMEA/ APAC	441	428
Latin America	58	66

Total revenues	$1,437	$1,515

      Other than the United States and Germany, no other individual country represented 10% or more of the Company’s total revenues. Revenues in the United States totaled $841 million and $916 million for the nine months ended March 31, 2005 and 2006, respectively. Revenues in Germany totaled $197 million and $200 million for the nine months ended March 31, 2005 and 2006, respectively.

	Nine Months Ended
	March 31,

	2005	2006

Operating Income:
United States and Canada	$193	$219
EMEA/ APAC	36	51
Latin America	19	22
Unallocated	(121)	(136)

Total operating income	$127	$156

Interest expense, net	53	53
Loss on early extinguishment of debt	—	14

Income before income taxes	$74	$89

	Nine Months Ended
	March 31,

	2005	2006

Depreciation and Amortization:
United States and Canada	$38	$43
EMEA/ APAC	2	5
Latin America	1	2
Unallocated	12	13

Total depreciation and amortization	$53	$63

	June 30,	March 31,
	2005	2006

Long-Lived Assets:
United States and Canada	$892	$859
EMEA/ APAC	102	97
Latin America	31	32
Unallocated	23	24

Total long-lived assets	$1,048	$1,012

      Long-lived assets include property and equipment, net, and net investment in property leased to franchisees. Other than the United States, no other individual country represented 10% or more of the Company’s total long-lived assets. Long-lived assets in the United States totaled $845 million and $814 million at June 30, 2005 and March 31, 2006, respectively.

Note 14.	Commitments and Contingencies

Financial Restructuring Program
      During 2003, the Company initiated a program in the United States and Canada designed to provide assistance to franchisees experiencing financial difficulties. Under this program, the Company worked with franchisees meeting certain operational criteria, their lenders, and other creditors to attempt to strengthen the franchisees’ financial condition. As part of this program, the Company has agreed to provide financial support to certain franchisees.
      During the nine months ended March 31, 2005 and 2006, the Company funded $2 million and $8 million, respectively, in loans for capital expenditures (“Capex Loans”) and grants for improvements to restaurant properties that the Company leases to franchisees. In addition, as of March 31, 2006, the Company has committed to provide future Capex Loans of $11 million and grants for improvements to properties that the Company leases to franchisees of up to $10 million.
      For both the nine months ended March 31, 2005 and 2006, temporary reductions in rent (“rent relief”) for certain franchisees that leased restaurant properties from the Company was $2 million. As of March 31, 2006, the Company has also committed to provide future rent relief of up to $8 million.
      Contingent cash flow subsidies represent commitments by the Company to provide future cash grants to certain franchisees for limited periods in the event of a failure to achieve their debt service coverage ratio. No contingent cash flow subsidy has been provided through March 31, 2006. The maximum total contingent cash flow subsidy commitment for future periods as of March 31, 2006 is $6 million.

Guarantees
      Other commitments, arising out of normal business operations, were $10 million and $8 million as of June 30, 2005 and March 31, 2006, respectively. These commitments consist primarily of guarantees covering foreign franchisees’ obligations, obligations to suppliers, and acquisition related guarantees.

      The Company also guarantees certain lease payments of franchisees, arising from leases assigned in connection with sales of company restaurants to franchisees, by remaining secondarily liable under the assigned leases of varying terms, for base and contingent rents. The maximum contingent rent amount payable is not determinable as the amount is based on future revenues. In the event of default by the franchisees, the Company has typically retained the right to acquire possession of the related restaurants, subject to landlord consent. The aggregate contingent obligation arising from these assigned lease guarantees was $119 million at March 31, 2006, expiring over an average period of seven years.

Letters of Credit
      At March 31, 2006, there were $42 million in irrevocable standby letters of credit outstanding, of which $41 million were issued to certain insurance carriers to guarantee payment for various insurance programs such as health and commercial liability insurance. Of these, $41 million were collateralized by the Company’s $150 million revolving credit facility and $1 million was posted by Diageo plc on behalf of the Company relating to open casualty claim matters. Additionally, $1 million in letters of credit were issued relating to the Company’s current headquarters. As of March 31, 2006, none of these irrevocable standby letters of credit had been drawn on.
      As of March 31, 2006, the Company had posted bonds totaling $2 million, which related to certain promotional activities.

Vendor Relationships
      In fiscal 2000, the Company entered into long-term, exclusive contracts with the Coca-Cola Company and with Dr Pepper/ Seven Up, Inc. to supply Company and franchise restaurants with their products and obligating Burger Kingrestaurants in the United States to purchase a specified number of gallons of soft drink syrup. These volume commitments are not subject to any time limit. As of June 30, 2005, the Company estimates that it will take approximately 17 years and 19 years to complete the Coca-Cola and Dr Pepper purchase commitments, respectively. In the event of early termination of these arrangements, the Company may be required to make termination payments that could be material to the Company’s results of operations and financial position. Additionally, in connection with these contracts, the Company has received upfront fees, which are being amortized over the term of the contracts. At June 30, 2005 and March 31, 2006, the deferred amounts of upfront fees received totaled $26 million and $23 million, respectively. These deferred amounts are amortized as a reduction to food, paper and product costs in the accompanying condensed consolidated statement of operations.
      The Company also enters into commitments to purchase advertising for periods up to twelve months. At March 31, 2006 commitments to purchase advertising totaled $81 million.

New Global Headquarters
      In May 2005, the Company entered into an agreement for the Company’s new global headquarters. The estimated annual rent for the 15 year initial term is approximately $5 million, to be finalized upon the completion of the building’s construction, expected in 2008. The Company will receive a tenant improvement allowance, estimated at approximately $8 million to be finalized upon the completion of the building’s construction.

Other
      The Company is self-insured for most domestic workers’ compensation, general liability, and automotive liability losses subject to per occurrence and aggregate annual liability limitations. The Company is also self-insured for healthcare claims for eligible participating employees subject to certain deductibles and limitations. The Company determines its liability for claims incurred but not reported on an actuarial basis.

      The Company is a party to legal proceedings arising in the ordinary course of business, some of which are covered by insurance. In the opinion of management, disposition of these matters will not materially affect the Company’s financial condition or results of its operations.
      As a matter of course, the Company is regularly audited by various tax authorities. From time to time, these audits result in proposed assessments where the ultimate resolution may result in the Company owing additional taxes. The Company believes that its tax positions comply with applicable tax law and that it has adequately provided for these matters.

Note 15.	New Accounting Pronouncements
      In February 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position No. FAS 123(R)-4, Classification of Options and Similar Instruments Issued as Employee Compensation That Allow for Cash Settlement upon the Occurrence of a Contingent Event (“FSP 123(R)-4”). The guidance of FSP 123(R)-4 amends paragraphs 32 and A229 of SFAS No. 123 (revised 2004), Share-Based Payment (“SFAS 123(R)”) to incorporate the concept articulated in footnote 16 of SFAS 123(R), i.e., a cash settlement feature that can be exercised only upon the occurrence of a contingent event that is outside the employee’s control does not meet the condition in paragraphs 32 and A229 until it becomes probable that the event will occur. An option or similar instrument that is classified as equity, but subsequently becomes a liability because the contingent cash settlement event is probable of occurring, shall be accounted for similar to a modification from an equity to a liability award. To the extent the liability equals or is less than the amount previously recognized in equity, the offsetting debit is a charge to equity. To the extent the liability exceeds the amount previously recognized in equity, the excess is recognized as compensation cost.
      The guidance in FSP 123(R)-4 shall be applied upon initial adoption of SFAS 123(R), which for the Company is July 1, 2006, the beginning of the Company’s next fiscal year. The Company does not expect FSP 123(R)-4 to have a significant impact on its financial statements.
      In December 2004, the FASB issued Statement No. 123 (revised 2004), SFAS 123(R), which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation (“SFAS 123”). SFAS 123(R) supersedes Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB No. 25”). SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. Under SFAS 123(R) the effective date for a nonpublic entity that becomes a public entity after June 15, 2005 is the first interim or annual reporting period beginning after becoming a public company. Further, SFAS 123(R) states that an entity that makes a filing with a regulatory agency in preparation for the sale of any class of equity securities in a public market is considered a public entity for purposes of SFAS 123(R). The Company expects to implement SFAS 123(R) effective July 1, 2006, the beginning of the Company’s next fiscal year. As a result, after the filing date of a registration statement in connection with the Company’s initial public offering of its common stock, the Company will be required to apply the modified prospective transition method to any share-based payments issued subsequent to the filing of the registration statement but prior to the effective date of the Company’s adoption of SFAS 123(R). Under the modified prospective transition method, compensation expense is recognized for any unvested portion of the awards granted between filing date and adoption date of SFAS 123(R) over the remaining vesting period of the awards beginning on the adoption date, for the Company July 1, 2006.
      As permitted by SFAS 123, the Company currently accounts for share-based payments to employees using APB No. 25’s intrinsic value method and, as such, generally recognizes no compensation expense for employee stock options. As the Company currently applies SFAS 123 pro forma disclosure using the minimum value method of accounting, the Company is required to adopt SFAS 123(R) using the prospective transition method. Under the prospective transition method, non-public entities that previously applied SFAS 123 using the minimum value method continue to account for non-vested awards outstanding at the date of adoption of SFAS 123(R) in the same manner as they had been accounted to prior to adoption. The Company currently accounts for equity awards using the minimum value method under APB No. 25, and will continue to apply APB No. 25 in future periods to equity awards outstanding at the adoption date of SFAS 123(R). The Company will not recognize compensation expense for awards issued prior to the date of adoption, unless those awards are modified after the Company becomes a public company, as described above.
      For any awards granted subsequent to the adoption of SFAS 123(R), compensation expense will be recognized generally over the vesting period of the award. As a result of the transition method described above, the Company does not expect to recognize any compensation expense under SFAS 123(R) for awards outstanding at the date of adoption.

Note 16.	Subsequent Events

Resignation of Chief Executive Officer
      The Company announced that Mr. Gregory D. Brenneman has resigned as its Chairman and Chief Executive Officer effective April 7, 2006. Mr. Brenneman will continue to work with the Board of Directors in a consulting capacity in connection with the transition through June 30, 2006. The Company will record a severance charge during the quarter ended June 30, 2006 associated with the resignation totaling approximately $4 million to be paid out over a period of three years. In addition, Mr. Brenneman will receive his 2006 bonus payment of $2.06 million in the first quarter of fiscal 2007. In accordance with the terms of Mr. Brenneman’s employment agreement 605,117 shares, which would have vested in August 2006 were accelerated. There will be no impact to the financial statements as the options were granted at fair value and the acceleration was in accordance with the employment agreement entered into in August 2004. Mr. Brenneman has one year from the date of resignation to exercise any vested options. Mr. Brenneman’s remaining 1,815,509 unvested options were forfeited.

Report of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders
Burger King Holdings, Inc.:
      We have audited the accompanying consolidated balance sheets of Burger King Holdings, Inc. and subsidiaries (Successor) as of June 30, 2004 and 2005, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the period from December 13, 2002 to June 30, 2003, and for each of the years in the two-year period ended June 30, 2005 (Successor period), and for the period from July 1, 2002 to December 12, 2002 (Predecessor period) of Burger King Corporation and subsidiaries (Predecessor). These consolidated financial statements are the responsibility of the Companies’ management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the aforementioned Successor consolidated financial statements present fairly, in all material respects, the financial position of Burger King Holdings, Inc. and subsidiaries as of June 30, 2004 and 2005, and the results of their operations and their cash flows for the Successor period, in conformity with U.S. generally accepted accounting principles. Further, in our opinion, the aforementioned Predecessor consolidated financial statements present fairly, in all material respects, the results of their operations and their cash flows of Burger King Corporation and subsidiaries for the Predecessor periods, in conformity with U.S. generally accepted accounting principles.
      As discussed in Note 1 to the consolidated financial statements, effective December 13, 2002, Burger King Holdings, Inc., through a wholly owned subsidiary, acquired all of the outstanding stock of Burger King Corporation in a business combination accounted for as a purchase. As a result of the acquisition, the consolidated financial information for the periods after the acquisition is presented on a different cost basis than that for the periods before the acquisition and, therefore, is not comparable.
/s/ KPMG LLP
September 1, 2005
Miami, Florida
Certified Public Accountants

BURGER KING HOLDINGS, INC. AND SUBSIDIARIES
Consolidated Balance Sheets as of June 30, 2004 and 2005
(In millions, except share data)

	June 30,

	2004	2005

Assets
Current assets:
Cash and cash equivalents	$221	$432
Investment in auction rate notes	122	—
Trade and notes receivable, net	111	110
Prepaids and other current assets, net	39	35
Deferred income taxes, net	94	57

Total current assets	587	634
Property and equipment, net	880	899
Intangible assets, net	1,001	995
Goodwill	5	17
Net investment in property leased to franchisees	159	149
Other assets, net	33	29

Total assets	$2,665	$2,723

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts and drafts payable	$105	$83
Accrued advertising	52	59
Other accrued liabilities	194	248
Current portion of long term debt and capital leases	4	4

Total current liabilities	355	394
Term debt	1,238	1,282
Capital leases	52	53
Other deferrals and liabilities	424	375
Deferred income taxes, net	172	142

Total liabilities	$2,241	$2,246

Commitments and contingencies
Stockholders’ equity:
Common stock, $0.01 par value; 118,557,360 shares authorized; 106,349,614 and 106,734,893 shares issued and outstanding at June 30, 2004 and June 30, 2005, respectively	1	1
Restricted stock units	—	2
Additional paid-in capital	403	406
Retained earnings	29	76
Accumulated other comprehensive loss	(9)	(6)
Treasury stock, at cost; 0 and 402,465 shares, at June 30, 2004 and June 30, 2005, respectively	—	(2)

Total stockholders’ equity	424	477

Total liabilities and stockholders’ equity	$2,665	$2,723

See accompanying notes to consolidated financial statements.

BURGER KING HOLDINGS, INC. AND SUBSIDIARIES
Consolidated Statements of Operations for the periods July 1, 2002 to
December 12, 2002 (Predecessor) and December 13, 2002 to June 30, 2003, and
for each of the years in the two-year period ended June 30 2005
(Successor)
(In millions, except share data)

	Predecessor	Successor

	July 1,	December 13,
	2002 to	2002 to	Years Ended June 30,
	December 12,	June 30,
	2002	2003	2004	2005

Revenues:
Company restaurant	$526	$648	$1,276	$1,407
Franchise and property	225	258	478	533

	751	906	1,754	1,940
Company restaurant expenses:
Food, paper and product costs	162	197	391	437
Payroll and employee benefits	157	192	382	415
Occupancy and other operating costs	146	168	314	343

Company restaurant expenses	465	557	1,087	1,195

Selling, general and administrative expenses	225	253	482	496
Property expenses	27	28	58	64
Impairment of goodwill	875	—	—	—
Other operating expenses (income), net	39	(7)	54	34

Total operating costs and expenses	1,631	831	1,681	1,789

Income (loss) from operations	(880)	75	73	151

Interest expense	48	37	68	82
Interest income	(2)	(2)	(4)	(9)

Total interest expense, net	46	35	64	73

Income (loss) before income taxes	(926)	40	9	78
Income tax (benefit) expense	(34)	16	4	31

Net (loss) income	$(892)	$24	$5	$47

Earnings per share:
Basic	$(8.43)	$0.23	$0.05	$0.44

Diluted	$(8.43)	$0.23	$0.05	$0.44

Weighted average shares outstanding:
Basic	105,754,800	104,692,735	106,061,888	106,499,866

Diluted	105,754,800	104,692,735	106,061,888	106,910,127

Pro forma earnings per share:
Basic				$0.37

Diluted				$0.37

Pro forma weighted average shares outstanding:
Basic				126,499,866

Diluted				126,910,127

See accompanying notes to consolidated financial statements.

BURGER KING HOLDINGS, INC. AND SUBSIDIARIES
Consolidated Statements of Stockholders’ Equity for the periods July 1, 2002 to
December 12, 2002 (Predecessor) and December 13, 2002 to June 30, 2003, and
for each of the years in the two-year period ended June 30, 2005
(Successor)
(In millions)

				(Accumulated	Accumulated
		Restricted	Additional	Deficit)	Other
	Common	Stock	Paid-in	Retained	Comprehensive	Treasury
	Stock	Units	Capital	Earnings	(Loss) Income	Stock	Total

Predecessor
Balances at June 30, 2002	$1	$—	$1,246	$(75)	$(29)	$—	$1,143
Capital contribution from affiliates	—	—	1,448	—	—	—	1,448
Comprehensive loss:
Net loss	—	—	—	(892)	—	—	(892)
Translation adjustment	—	—	—	—	3	—	3
Minimum pension liability adjustment, net of tax of $6	—	—	—	—	(10)	—	(10)

Comprehensive loss							(899)

Balances at December 12, 2002	$1	$—	$2,694	$(967)	$(36)	$—	$1,692

Successor
Balances at December 13, 2002	$—	$—	$—	$—	$—	$—	$—
Initial capitalization of the Company	1	—	397	—	—	—	398
Comprehensive income:
Net income	—	—	—	24	—	—	24
Translation adjustment	—	—	—	—	10	—	10

Comprehensive income							34

Balances at June 30, 2003	1	—	397	24	10	—	432
Sale of common stock	—	—	6	—	—	—	6
Comprehensive income:
Net income	—	—	—	5	—	—	5
Translation adjustment	—	—	—	—	(19)	—	(19)

Comprehensive income							(14)

Balances at June 30, 2004	1	—	403	29	(9)	—	424
Sale of common stock	—	—	3	—	—	—	3
Treasury stock purchases	—	—	—	—	—	(2)	(2)
Issuance of restricted stock units	—	2	—	—	—	—	2
Comprehensive income:
Net income	—	—	—	47	—	—	47
Translation adjustment	—	—	—	—	6	—	6
Minimum pension liability adjustment, net of tax of $2	—	—	—	—	(3)	—	(3)

Comprehensive income							50

Balances at June 30, 2005	$1	$2	$406	$76	$(6)	$(2)	$477

See accompanying notes to consolidated financial statements.

BURGER KING HOLDINGS, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows for the periods July 1, 2002 to December 12, 2002 (Predecessor) and December 13, 2002 to June 30, 2003, and
for each of the years in the two-year period ended June 30, 2005
(Successor)
(In millions)

	Predecessor	Successor

	July 1,	December 13,	Years Ended
	2002 to	2002 to	June 30,
	December 12,	June 30,
	2002	2003	2004	2005

Cash flows from operating activities:
Net (loss) income	$(892)	$24	$5	$47
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	43	43	63	74
Interest expense payable in kind	—	21	41	45
(Gain) loss on asset disposals	(5)	2	12	(4)
Provision for bad debt expense	23	30	11	1
Impairment of debt investments and investments in unconsolidated companies and joint ventures	—	—	24	4
Impairment of goodwill and long-lived assets	927	—	—	4
Deferred income tax (benefit) expense	(45)	1	(12)	9
Changes in current assets and liabilities, net of acquisitions:
Trade and notes receivables	(9)	(18)	(8)	(2)
Prepaids and other current assets, net	(8)	16	(6)	(2)
Accounts and drafts payable	(37)	(20)	23	(21)
Accrued advertising	5	4	(3)	7
Other accrued liabilities	(1)	(41)	28	48
Changes in other long-term assets and liabilities, net	—	19	21	8

Net cash provided by operating activities	1	81	199	218

Cash flows from investing activities:
Purchases of securities available for sale	—	—	(308)	(768)
Sales of securities available for sale	—	—	186	890
Additions to property and equipment	(95)	(47)	(81)	(93)
Proceeds from dispositions of assets and business disposals	6	13	26	18
Payments for acquired franchisee operations	(13)	(1)	(6)	(28)
Investment in franchisee debt	—	—	(22)	(27)
Repayments of franchisee debt	—	—	3	3
Net (payments)/proceeds for purchase of BKC	—	(377)	5	—
Costs incurred for purchase of BKC	—	(62)	—	—
(Deposits to) release from restricted cash/escrow	—	(11)	13	—

Net cash used for investing activities	(102)	(485)	(184)	(5)

	Predecessor	Successor

	July 1,	December 13,	Years Ended
	2002 to	2002 to	June 30,
	December 12,	June 30,
	2002	2003	2004	2005

Cash flows from financing activities:
Proceeds from sale of common stock	—	—	6	3
Treasury stock purchases	—	—	—	(2)
Repayments of term debt and capital leases	(5)	(3)	(3)	(3)
Proceeds from capitalization of the Company	—	398	—	—
Proceeds from issuance of PIK Notes to stockholders	—	212	—	—
Advances from affiliates, net	90	—	—	—
Capital contributions from affiliates	27	—	—	—

Net cash provided by (used for) financing activities	112	607	3	(2)

Increase in cash and cash equivalents	11	203	18	211
Cash and cash equivalents at beginning of period	54	—	203	221

Cash and cash equivalents at end of period	$65	$203	$221	$432

Supplemental cash-flow disclosures:
Interest paid	45	12	21	26
Income taxes paid	6	14	13	14
Non-cash investing and financing activities:
Acquisition of franchisee operations	—	—	3	16
Notes issued to Diageo for purchase of Burger King	—	212	—	—
Capital contributions from affiliates	1,421	—	—	—
Non-cash settlement of term debt	37	—	—	—
See accompanying notes to consolidated financial statements.

BURGER KING HOLDINGS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Note 1.	Description of Business and Organization

Description of Business
      Burger King Holdings, Inc. (“BKH”) is a Delaware corporation formed on July 23, 2002 and the parent of Burger King Corporation (“BKC”), a Florida corporation that is a worldwide franchisor and operator of fast food hamburger restaurants, principally under the Burger King brand. BKH is owned by funds controlled by Texas Pacific Group, the Goldman Sachs Capital Funds and Bain Capital Partners (collectively, the “Sponsors”). As discussed in Note 13, certain officers of BKH and independent members of the Board of Directors also own a minority interest in BKH. BKH and its subsidiaries, including BKC, are collectively referred to herein as the “Company” or the “Successor,” for all periods subsequent to the Transaction, as defined below. All references to the “Predecessor” refer to BKC and its subsidiaries for all periods prior to the Transaction, which operated under a different ownership and capital structure.
      The Company generates revenues from three sources: (i) sales at restaurants owned by the Company; (ii) royalties and franchise fees paid by franchisees; and (iii) property income from the franchise restaurants that the Company leases or subleases to franchisees. The Company receives monthly royalties and advertising contributions from franchisees based on a percentage of restaurant sales.

Organization
      On December 13, 2002 (the “Transaction Date”), Gramet Holding Corporation (“GHC”), a wholly-owned subsidiary of Diageo plc and the former parent of BKC, completed its sale of 100% of the outstanding common stock of BKC to Burger King Acquisition Corporation (“BKAC”) for $1,510 million, subject to adjustment (the “Transaction”). All references to the “Predecessor” are to BKC and its subsidiaries for all periods prior to the Transaction Date.
      BKAC was established as an acquisition vehicle by the Sponsors for the purpose of acquiring BKC. BKAC was capitalized with an $822.5 million capital contribution from BKH. Of the aggregate contribution, $610 million was paid in cash and $212.5 million was due from the Company.
      On the Transaction Date, BKAC paid GHC a total of $1,404.3 million, calculated as $1,510.0 million less a preliminary purchase price adjustment of $105.7 million. The Company and GHC ultimately settled on a further reduction to the purchase price of $5 million, and $13.3 million in restricted cash was reclassified to cash and cash equivalents in December 2003. Of the total amount, GHC received $441.8 million in cash from BKAC, $750 million in loan proceeds from BKAC’s lenders and $212.5 million in the form of a payment-in-kind note, or PIK note, issued by BKH to GHC. Additionally, BKAC paid $62.5 million in costs associated with the Transaction, comprised of $28.8 million in deferred financing fees and $33.7 in professional fees. Of the $33.7 in professional fees, $22.4 million was paid to the Sponsors.
      On the Transaction Date, BKH also issued PIK notes in the aggregate amount of $212.5 million to the same funds that own the common stock of BKH, and the proceeds were contributed to BKAC. The terms of these PIK notes are identical to the PIK note issued to GHC. All of the PIK notes were payable in June 2013 with interest accreting and added to principal on June 1 and December 1 of each year.
      BKAC was merged into BKC upon completion of the Transaction. The merger was accounted for as a combination of entities under common control.
      The Transaction was accounted for using the purchase method of accounting, or purchase accounting, in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 141, Business Combinations (“SFAS No. 141”). At the time of the Transaction, the Company made a preliminary allocation of the purchase price to the assets acquired and liabilities assumed at their estimated fair market value. After the transaction, the Company hired a third party valuation firm to assist in determining the fair market value of the assets. In December 2003, the Company completed its fair market value calculations and finalized the purchase accounting adjustments to these preliminary allocations. The sum of the fair value of assets acquired and liabilities assumed exceeded the acquisition cost, resulting in negative goodwill of $154 million. The negative goodwill was allocated on a pro rata basis to reduce the carrying value of long-lived assets in accordance with SFAS No. 141.
      The following table represents the adjustments recorded in December 2003 to the preliminary allocations as of the Transaction Date (in millions):

	Preliminary		Final
	Allocation		Allocation
	of Initial		of Initial
	Balance Sheet	Adjustments	Balance Sheet

Cash, cash equivalents and restricted cash	$182.5	$—	$182.5
Trade and notes receivable, net	120.4	—	120.4
Income tax receivable	—	2.6	2.6
Other current assets, net	43.0	4.0	47.0
Deferred income taxes, net	91.2	0.8	92.0
Property and equipment, net	864.3	72.1	936.4
Intangible assets, net	924.0	127.0	1,051.0
Net investment in property leased to franchisees	177.6	(1.4)	176.2
Other assets, net	50.6	6.2	56.8

Total assets	2,453.6	211.3	2,664.9
Accounts and drafts payable and other current liabilities	368.6	(18.1)	350.5
Long-term obligations, including current maturities	808.1	3.4	811.5
Other deferrals and liabilities	192.3	262.2	454.5
Deferred income taxes, net	262.1	(36.2)	225.9

Total liabilities	1,631.1	211.3	1,842.4

Net assets	$822.5	$—	$822.5

      In connection with the final allocation of the purchase price, the Company adjusted the valuation of our long-lived assets, primarily property and equipment, and recorded favorable and unfavorable leases as intangible assets and other liabilities, respectively. In connection with these adjustments to the preliminary allocations, the Company recognized a net benefit of $1.7 million for the period December 13, 2002 to June 30, 2003 as a change in accounting estimate. This net benefit consisted of $23.3 million in additional amortization related to the adjustment to unfavorable leases and $1.1 million in other adjustments, partially offset by $18.5 million in additional depreciation expense related to the adjustment to property and equipment and $4.2 million of additional amortization expense related to the adjustment to favorable leases.
Note 2.     Summary of Significant Accounting Policies

Basis of Presentation and Consolidation
      The consolidated financial statements of the Successor include the accounts of BKH and its majority-owned subsidiaries and the consolidated financial statements of the Predecessor include the accounts of BKC and its majority-owned subsidiaries. All material intercompany balances and transactions have been eliminated in consolidation. Investments in affiliates where the Company owns 50% or less are accounted for under the equity method, except as discussed below.
      In December 2003, the FASB issued Interpretation No. 46R, Consolidation of Variable Interest Entities— an interpretation of ARB No. 51 (“FIN 46R”). FIN 46R replaced FIN 46 and establishes guidance to identify variable interest entities (“VIE’s”). FIN 46R requires VIE’s to be consolidated by the primary beneficiary who is exposed to the majority of the VIE’s expected losses, expected residual returns, or both. FIN 46R excludes from its scope operating businesses unless certain conditions exist.
      A majority of franchise entities meet the definition of an operating business and, therefore, are exempt from the scope of FIN 46R. Additionally, there are a number of franchise entities which do not meet the definition of a business as a result of leasing arrangements and other forms of subordinated financial support provided by the Company, including certain franchise entities that participated in the franchise financial restructuring program (see Note 3). The Company is not exposed to the majority of expected losses in any of these arrangements and, therefore, is not the primary beneficiary required to consolidate any of these franchisees.
      The Company has consolidated one joint venture created in fiscal 2005 that operates restaurants where the Company is a 49% partner, but is deemed to be the primary beneficiary as the joint venture agreement provides protection to the joint venture partner from absorbing expected losses. The results of operations of this joint venture are not material to the Company’s results of operations and financial position.
      In connection with a proposed public offering of the Company’s common stock, on May 1, 2006 the Company authorized an increase in the number of shares of the Company’s $0.01 par value common stock to 300 million shares, authorized a 26.34608 to one stock split and authorized 10 million shares of a new class of preferred stock, with a par value of $0.01 per share. As of May 1, 2006, no shares of this new class of preferred stock were issued or outstanding. All references to the numbers of shares in these consolidated financial statements and accompanying notes have been adjusted to reflect the stock split on a retroactive basis.

Concentrations of Risk
      The Company’s operations include Company-owned and franchise restaurants located throughout the United States of America, its territories and 63 other countries. Of the 11,104 restaurants in operation as of June 30, 2005, 1,187 are Company-owned and operated and 9,917 are franchisee operated.
      The Company has an operating agreement with a third party, Restaurant Services, Inc., or RSI, which acts as the exclusive purchasing agent for Company-owned and franchised Burger King restaurants in the U.S. for the purchase of food, packaging, and equipment. These restaurants place purchase orders and receive the respective products from distributors with whom, in most cases, RSI has service agreements. For the year ended June 30, 2005, the five largest U.S. distributors represented 81% of total U.S. purchases by Company-owned and franchised restaurants.

Use of Estimates
      The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the Company’s consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Foreign Currency Translation
      Foreign currency balance sheets are translated using the end of period exchange rates, and statements of operations are translated at the average exchange rates for each period. The resulting translation adjustments are recorded in accumulated other comprehensive loss within stockholder’s equity. Local currencies have been determined to be the functional currencies of the respective countries.

Cash and Cash Equivalents
      Cash and cash equivalents include short-term, highly liquid investments with original maturities of three months or less.

Investment in Auction Rate Notes
      Auction rate notes represent long-term variable rate bonds tied to short-term interest rates that are reset through a “dutch auction” process, which occurs every seven to thirty-five days. Auction rate notes are considered highly liquid by market participants because of the auction process. However, because the auction rate notes have long-term maturity dates and there is no guarantee the holder will be able to liquidate its holding, they do not meet the definition of cash equivalents in SFAS No. 95, Statement of Cash Flows and, accordingly, are recorded as investments.

Allowance for Doubtful Accounts
      The Company evaluates the collectibility of its trade and notes receivable from franchisees based on a combination of factors, including the length of time the receivables are past due and the probability of any success from litigation or default proceedings, where applicable. In such circumstances, the Company records a specific allowance for doubtful accounts in an amount required to adjust the carrying values of such balances to the amount that the Company estimates to be net realizable value. The Company writes off a specific account when (a) the Company enters into an agreement with a franchisee that releases the franchisee from outstanding obligations, (b) franchise agreements are terminated and the projected costs of collections exceed the benefits expected to be received from pursuing the balance owed through legal action, or (c) franchisees do not have the financial wherewithal or unprotected assets from which collection is reasonably assured.

Inventories
      Inventories, totaling $16 million and $15 million at June 30, 2004 and 2005, respectively, are stated at the lower of cost (first-in, first-out) or net realizable value, and consist primarily of restaurant food items and paper supplies. Inventories are included in prepaids and other current assets in the accompanying consolidated balance sheets.

Property and Equipment, net
      Property and equipment, net, owned by the Company are recorded at historical cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method based on the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the remaining term of the lease or the life of the improvement.
      Improvements and major repairs with a useful life greater than one year are capitalized, while minor maintenance and repairs are expensed when incurred.

Leases
      The Company accounts for leases in accordance with SFAS No. 13, Accounting for Leases (“SFAS No. 13”), and other related authoritative literature. Assets acquired under capital leases are stated at the lower of the present value of future minimum lease payments or fair market value at the date of inception of the lease. Capital lease assets are depreciated using the straight-line method over the shorter of the useful life or the underlying lease term.
      The Company records rent expense for operating leases that contain scheduled rent increases on a straight-line basis over the lease term, including any option periods considered in the determination of that lease term. Contingent rentals are generally based on sales levels in excess of stipulated amounts, and thus are not considered minimum lease payments.
      The Company also enters into capital leases as lessor. Capital leases meeting the criteria of direct financing leases under SFAS No. 13 are recorded on a net basis, consisting of the gross investment and residual value in the lease less the unearned income. Unearned income is recognized over the lease term yielding a constant periodic rate of return on the net investment in the lease. Direct financing leases are reviewed for impairments whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable based on the payment history under the lease.
      Favorable and unfavorable lease contracts were recorded as part of the Transaction (see Note 1). The Company amortizes favorable and unfavorable lease contracts on a straight-line basis over the terms of the leases. Upon early termination of a lease, the favorable or unfavorable lease contract balance associated with the lease contract is recognized as a loss or gain in the statement of operations.

Goodwill and Intangible Assets
      Goodwill and the Burger King brand are assessed annually for impairment by segment or more frequently if events or circumstances indicate that either asset may be impaired in accordance with SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS No. 142”).
      In accordance with the requirements of SFAS No. 142, goodwill has been assigned to reporting units for purposes of impairment testing. The reporting units are the Company’s operating segments. As of June 30, 2005, all of the goodwill recorded is included in the United States and Canada operating segment.

Long-Lived Assets
      In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, long lived assets, such as property and equipment, and acquired intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Some of the events or changes in circumstances that would trigger an impairment review include, but are not limited to, a significant under-performance relative to expected and/or historical results (two-years comparable restaurant sales decrease or two years negative operating cash flow), significant negative industry or economic trends, or knowledge of transactions involving the sale of similar property at amounts below our carrying value. Assets are grouped for recognition and measurement of impairment at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets. Assets are grouped together for impairment testing at the operating market level (based on geographic areas) in the case of the United States, Canada, the United Kingdom and Germany. The operating market asset groupings within the United States and Canada are predominantly based on major metropolitan areas within the United States and Canada. Similarly, operating markets within the other foreign countries with larger asset concentrations (the United Kingdom and Germany) are comprised of geographic regions within those countries (three in the United Kingdom and four in Germany). These operating market definitions are based upon the following primary factors:

•	we do not evaluate individual restaurants to build, acquire or close independent of an analysis of other restaurants in these operating markets; and

•	management views profitability of the restaurants within the operating markets as a whole, based on cash flows generated by a portfolio of restaurants, rather than by individual restaurants and area managers receive incentives on this basis.
In the smaller countries in which we have long-lived assets (the Netherlands, Spain, Mexico and China) most operating functions and advertising are performed at the country level, and shared by all restaurants in the country. As a result, the Registrant has defined operating markets as the entire country in the case of the Netherlands, Spain, Mexico and China. If the carrying amount of an asset exceeds the estimated and undiscounted future cash flows generated by the asset, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Other Comprehensive Loss
      Other comprehensive loss refers to revenues, expenses, gains, and losses that are included in comprehensive loss but are excluded from net income as these amounts are recorded directly as an adjustment to stockholders’ equity, net of tax. The Company’s other comprehensive loss is comprised of unrealized gains and losses on foreign currency translation adjustments and minimum pension liability adjustments, net of tax.

Derivative Financial Instruments
      SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, establishes accounting and reporting standards for derivative instruments and for hedging activities by requiring that all derivatives be recognized in the balance sheet and measured at fair value. Gains or losses resulting from changes in the fair value of derivatives are recognized in earnings or recorded in other comprehensive income and recognized in the statement of operations when the hedged item affects earnings, depending on the purpose of the derivatives and whether they qualify for hedge accounting treatment.
      The Company’s policy is to designate at a derivative’s inception the specific assets, liabilities or future commitments being hedged and monitor the derivatives for effectiveness. The Company recognizes gains or losses for amounts received or paid when the underlying transaction settles. The Company does not enter into or hold derivatives for trading or speculative purposes.

Disclosures About Fair Value of Financial Instruments
      Cash and cash equivalents, investment in auction rate notes, trade and notes receivable and accounts and drafts payables: The carrying value equals fair value based on the short-term nature of these accounts.
      Debt, including current maturities: The fair value is estimated based on discounted future cash flow analysis using current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. The carrying value of long-term debt was $1,238 million at June 30, 2004, and the estimated fair value was $1,279 million at June 30, 2004. The carrying value of long-term debt was $1,282 million at June 30, 2005, which approximated fair value.

Revenue Recognition
      Revenues include retail sales at Company-owned restaurants and franchise and property revenues. Franchise and property revenues include royalties, initial and renewal franchise fees, and property revenues, which include rental income from operating lease rentals and earned income on direct financing leases on property leased to franchisees. Retail sales are recognized at the point of sale.
      Royalties are based on a percentage of sales by franchisees. Royalties are recorded as earned and when collectibility is reasonably assured. Initial franchise fees are recognized as income when the related restaurant begins operations. Subject to certain conditions, a franchisee may pay a renewal franchise fee and renew its franchise for an additional term. Renewal franchise fees are recognized as income upon receipt of the non-refundable fee and execution of a new franchise agreement. In accordance with SFAS No. 45, Accounting for Franchise Fee Revenue (“SFAS No. 45”), the cost recovery accounting method is used to recognize revenues for certain franchisees for whom collectibility is not reasonably assured.
      Operating lease rentals and earned income on direct financing leases are recognized as earned and when collectibility is reasonably assured.

Advertising and Promotional Costs
      The Company expenses the production costs of advertising when the advertisements are first aired or displayed. All other advertising and promotional costs are expensed in the period incurred, in accordance with Statement of Position (“SOP”) No. 93-7, Reporting on Advertising Costs.
      Franchised restaurants and Company-owned restaurants contribute to advertising funds managed by the Company in the United States and certain international markets where Company-owned restaurants operate. Under the Company’s franchise agreements, contributions received from franchisees must be spent on advertising, marketing and related activities, and result in no gross profit recognized by the Company. The Company recognizes advertising expense based on the difference between the total advertising and promotional expenditures, as accounted for under SOP No. 93-7, less the amount contributed by franchisees during the year. Advertising expense, net of franchisee contributions, totaled $61 million for the period July 1, 2002 to December 12, 2002, $49 million for the period December 13, 2002 to June 30, 2003, $100 million for the year ended June 30, 2004, and $87 million for the year ended June 30, 2005.
      To the extent that contributions received exceed advertising and promotional expenditures, the excess contributions are accounted for as deferred credits, in accordance with SFAS No. 45, and are recorded in accrued advertising in the accompanying consolidated balance sheets.
      Franchisees in markets where no Company-owned restaurants operate contribute to advertising funds not managed by the Company. Such contributions and related fund expenditures are not reflected in the Company’s results of operations or financial position.

Income Taxes
      The Company files a consolidated U.S. federal income tax return. Amounts in the financial statements related to income taxes are calculated using the principles of SFAS No. 109, Accounting for Income Taxes (“SFAS No. 109”). Under SFAS No. 109, deferred tax assets and liabilities reflect the impact of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and the amounts recognized for tax purposes, as well as tax credit carryforwards and loss carryforwards. These deferred taxes are measured by applying currently enacted tax rates. The effects of changes in tax rates on deferred tax assets and liabilities are recognized in income in the year in which the law is enacted. A valuation allowance reduces deferred tax assets when it is “more likely than not” that some portion or all of the deferred tax assets will not be recognized.

Earnings per Share
      Basic earnings per share is computed by dividing net income attributable to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company.

Stock-based Compensation
      The Company accounts for stock-based compensation in accordance with Accounting Principles Board Opinion (“APB”) No. 25, Accounting for Stock Issued to Employees (“APB No. 25”), and related interpretations. Pro forma information regarding net income and earnings per share is required by SFAS No. 123, Accounting for Stock Based Compensation, and has been determined as if the Company had accounted for its stock options under the fair value method of that Statement.
      Compensation value for the fair value disclosure is estimated for each option grant using a Black-Scholes option-pricing model. The following weighted average assumptions were used for option grants: weighted average risk-free interest rate of 3.48%; expected dividend yield of 0.0%; volatility factor of the expected market price of the Company’s common stock of 0.0%; and an expected life of the options of five years.
      The following table illustrates the effect on net income and earnings per share had the Company applied the fair value recognition provisions of SFAS No. 123, as amended by SFAS No. 148, Accounting for Stock-Based Compensation Transition and Disclosure, to stock-based employee compensation (in millions, except per share data):

	Year Ended	Year Ended
	June 30,	June 30,
	2004	2005

Net income, as reported	$5	$47
plus: Stock-based compensation expense, net of related tax effects	—	—
less: Stock-based compensation expense under fair value method, net of related tax effects	(1)	(1)

Net income, pro forma	$4	$46

Basic earnings per share, as reported	$0.05	$0.44

Basic earnings per share, pro forma	$0.04	$0.43

Diluted earnings per share, as reported	$0.05	$0.44

Diluted earnings per share, pro forma	$0.04	$0.43

New Accounting Pronouncements
      In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment (“SFAS No. 123R”), which replaces SFAS No. 123 and supersedes APB Opinion No. 25. SFAS No. 123R requires all companies to measure compensation costs for share-based payments to employees, including stock options, at fair value and expense such payments in the statement of operations over the service period. For non-public entities, SFAS No. 123R is effective as of the beginning of the first annual reporting period that begins after December 15, 2005. The Company is currently evaluating the impact that SFAS No. 123R will have on its statements of operations and statements of financial position.

Note 3.	Acquisitions, Closures and Dispositions, and Franchise Restructuring Program

Acquisitions
      All acquisitions of franchised restaurant operations are accounted for using the purchase method of accounting. The operating results of acquired restaurants have been included in the consolidated statements of operations since their respective dates of acquisition. These acquisitions are summarized as follows (in millions, except for number of restaurants):

	Predecessor	Successor

	July 1,	December 13,	Years Ended
	2002 to	2002 to	June 30,
	December 12,	June 30,
	2002	2003	2004	2005

Number of restaurants acquired	29	2	38	101
Inventory	$—	$—	$—	$1
Property and equipment, net	10	1	4	34
Goodwill and other intangible assets	3	—	5	12
Assumed liabilities	—	—	—	(3)
Non-capitalizable expenses	1	—	—	—

Total purchase price	$14	$1	$9	$44

      The Company recorded settlement losses, in accordance with EITF 04-1, Accounting for Preexisting Relationships between the Parties to a Business Combination, and other expenses of $5 million for the year ended June 30, 2005. These settlement losses and other expenses are recorded in other operating expenses (income), net.

Closures and Dispositions
      Losses (gains) on asset and business disposals are comprised primarily of lease termination costs relating to restaurant closures and refranchising of Company-owned restaurants, and are recorded in other operating expenses (income), net in the accompanying consolidated statements of operations. The closures and refranchisings are summarized as follows (in millions, except for number of restaurants):

	Predecessor	Successor

	July 1,	December 13,	Years Ended
	2002 to	2002 to	June 30,
	December 12,	June 13,
	2002	2003	2004	2005

Number of restaurants closures	5	8	20	23
Losses (gains) on restaurant closures	$(5)	$2	$12	$6
Number of refranchisings	1	2	21	11
Loss on refranchisings	$—	$—	$3	$7

Franchisee Restructuring Program
      During 2003, the Company initiated a program designed to provide assistance to franchisees experiencing financial difficulties. Under this program, the Company worked with franchisees meeting certain operational criteria, their lenders, and other creditors to attempt to strengthen the franchisees’ financial condition. As part of this program, the Company has agreed to provide financial support to certain franchisees.
      During 2004 and 2005, the Company converted $18 million in past due franchisee receivables and deferred revenues to notes receivable recoverable from excess cash flow (“Clawback Notes”) and converted an additional $17 million of past due receivables into long-term notes receivable (“Franchisee Notes”). Clawback Notes are structured whereby payments are made from excess cash flows of franchise operations and do not accrue interest. Franchisee Notes bear interest and typically have a 10-year term. Prior to the conversion into these past due receivables, the Company had fully reserved the receivables. Franchisee Notes continue to remain fully reserved and the receivables and reserves related to the Clawback Notes were written-off upon conversion. Recoveries on Franchisee Notes are recorded as a reduction of bad debt expense. The Company recognizes interest income on Franchisee Notes upon receipt of interest from franchisees.
      In order to assist certain franchisees in making capital improvements to restaurants in need of remodeling, the Company provided commitments to fund capital expenditure loans (“Capex Loans”) and make capital expenditures related to restaurant properties that the Company leases to franchisees. Capex Loans are typically unsecured, bear interest, and have 10-year terms. Through June 30, 2005 the Company has funded $3 million in Capex Loans and improvements to restaurant properties that the Company leases to franchisees. In addition, as of June 30, 2005, the Company has committed to provide future Capex Loans of $19 million and improvements to properties that the Company leases to franchisees of up to $13 million.
      For the years ended June 30, 2004 and 2005, the Company paid approximately $17 million and $24 million, respectively, to acquire franchisee debt held by third parties. Included in these purchases for the year ended June 30, 2005 is $20 million of debt acquired to facilitate asset acquisitions, all of which was transferred to property and equipment, net, upon acquisition of the assets. The Company also recorded reserves against acquired debt of $12 million and $4 million for the years ended June 30, 2004 and June 30, 2005, respectively. Recoveries on fully reserved acquired franchisee third-party debt are recorded in other operating expenses (income), net. Unreserved franchisee third-party debt totaled $4 million and $1 million at June 30, 2004 and June 30, 2005, respectively.

      Through June 30, 2005, the Company has provided $2 million of temporary reductions in rent (“rent relief”) for certain franchisees that leased restaurant property from the Company. As of June 30, 2005, the Company has also committed to provide future rent relief of up to $8 million.
      Contingent cash flow subsidies represent commitments by the Company to provide future cash grants to certain franchisees for limited periods in the event of a failure to achieve their debt service coverage ratio. No contingent cash flow subsidy has been provided through June 30, 2005. The maximum contingent cash flow subsidy commitment for future periods as of June 30, 2005 is $8 million. Upon funding, in most instances, the subsidies will be added to the franchisee’s existing Clawback Note balance.

Note 4.	Franchise and Property Revenues
      Franchise and property revenues are comprised of the following (in millions):

	Predecessor	Successor

	July 1,	December 13,	Years Ended
	2002 to	2002 to	June 30,
	December 12,	June 30,
	2002	2003	2004	2005

Franchise royalties	$163	$190	$346	$396
Property revenues	55	60	117	120
Initial franchise fees	4	5	7	9
Other	3	3	8	8

	$225	$258	$478	$533

      In accordance with SFAS No. 45, the Company deferred the recognition of revenues totaling $22 million and $1 million for the years ended June 30, 2004 and June 30, 2005, respectively. The Company had no recoveries or write-offs for the periods July 1, 2002 to December 12, 2002 and December 13, 2002 to June 30, 2003 and the year ended June 30, 2004. The Company had recoveries of $4 million and write-offs of $11 million for the year ended June 30, 2005. As of June 30, 2004 and 2005, the Company had deferred revenue balances of $22 million and $8 million, respectively.

Note 5.	Trade and Notes Receivable, Net
      Trade and notes receivable, net, are comprised of the following (in millions):

	June 30,

	2004	2005

Trade accounts receivable	$178	$133
Notes receivable, current portion	12	6

	190	139
Allowance for doubtful accounts and notes receivable, current portion	(79)	(29)

	$111	$110

      Substantially all of the decrease in the allowance for doubtful accounts and notes receivables during fiscal year 2005 is due to the write-off of trade accounts receivable and amounts transferred to long-term notes.
      The Company recorded bad debt expense, net of recoveries, of $23 million for the period July 1, 2002 to December 12, 2002. The Company recorded bad debt expense, net of recoveries, of $30 million for the period December 13, 2002 to June 30, 2003, $11 million for the year ended June 30, 2004, and $1 million for the year ended June 30, 2005.

Note 6.	Property and Equipment, Net
      Property and equipment, net, along with their estimated useful lives, consist of the following (in millions):

			Years Ended
			200June	30,005

Land			$371	$384
Buildings and improvements	(up to 40 years	)	409	470
Machinery and equipment	(up to 18 years	)	203	234
Furniture, fixtures, and other	(up to 10 years	)	27	37
Construction in progress			30	26

			$1,040	$1,151
Accumulated depreciation and amortization			(160)	(252)

Property and equipment, net			$880	$899

      Depreciation expense on property and equipment totaled $43 million for the period July 1, 2002 to December 12, 2002, $42 million for the period December 13, 2002 to June 30, 2003, $112 million for the year ended June 30, 2004, and $100 million for the year ended June 30, 2005.
      Property and equipment, net, includes assets under capital leases, net of depreciation, of $38 million and $39 million at June 30, 2004 and 2005, respectively.

Note 7.	Intangible Assets, Net and Goodwill
      The Burger King brand of $909 million at June 30, 2004 and 2005 and goodwill of $5 million and $17 million at June 30, 2004 and 2005, respectively, represent the Company’s indefinite useful lived intangible assets.
      Changes in the net carrying amount of goodwill for the periods July 1, 2002 to December 12, 2002 and December 13, 2002 to June 30, 2003, and for the years ended June 30, 2004 and 2005 are as follows (in millions):

Predecessor
Balance as of June 30, 2002	$1,010
Goodwill acquired during the period	3
Impairment loss recorded during period	(875)
Currency translation impact	2

Balance as of December 12, 2002	$140
Successor
Balance as of December 13, 2002	$—
Balance as of June 30, 2003	—
Goodwill acquired during the period	5

Balance as of June 30, 2004	5
Goodwill acquired during the period	12

Balance as of June 30, 2005	$17

      The table below presents intangible assets subject to amortization, along with their useful lives (in millions):

		2June	30,05

Franchise agreements	26 years	$65	$65
Favorable lease contracts	Up to 20 years	36	36

		$101	$101
Accumulated amortization		(9)	(15)

Net carrying amount		$92	$86

      Amortization expense on franchise agreements totaled $1 million for the period December 13, 2002 to June 30, 2003, $3 million for the year ended June 30, 2004, and $3 million for the year ended June 30, 2005. The Company did not incur any amortization expense on franchise agreements for the period July 1, 2002 to December 12, 2002.
      The amortization of favorable lease contracts totaled $1 million for the period December 13, 2002 to June 30, 2003, $5 million for the year ended June 30, 2004, and $3 million for the year ended June 30, 2005. The Company did not incur any amortization of favorable lease contracts for the period July 1, 2002 to December 12, 2002.
      As of June 30, 2005, estimated future amortization expense of intangible assets subject to amortization for each of the years ended June 30 is $6 million in 2006; $5 million in each of 2007, 2008, 2009, and 2010; and $60 million thereafter.

Note 8.	Earnings Per Share
      Basic and diluted earnings per share were calculated as follows (in millions, except share amounts):

	Predecessor	Successor

	July 1,	December 13,
	2002 to	2002 to	Years Ended June 30,
	December 12,	June 30,
	2002	2003	2004	2005

Numerator:
Numerator for basic and diluted earnings per share:
Net (loss) income	$(892)	$24	$5	$47

Denominator:
Denominator for basic earnings per share:
Weighted average shares	105,754,800	104,692,735	106,061,888	106,499,866
Effective of dilutive securities:
Restricted stock units	—	—	—	410,261
Employee stock options	—	—	—	—

Denominator for diluted earnings per share-adjusted weighted average	105,754,800	104,692,735	106,061,888	106,910,127

Basic earnings per share	$(8.43)	$0.23	$0.05	$0.44
Diluted earnings per share	$(8.43)	$0.23	$0.05	$0.44
      Earnings per share for the Predecessor is not comparable to earnings per share for the Successor, due to the significant change in capital structure, as a result of the Transaction.

      Unexercised employee stock options to purchase 3.5 million shares of the Predecessor’s Common Stock for the period July 1, 2002 to December 12, 2002 were not included in the computation of diluted earnings per share as their exercise prices were equal to or greater than the average market price of the Predecessor’s Common Stock during the respective period.
      Unexercised employee stock options to purchase 6,818,155 and 9,009,121 shares of the Company’s Common Stock for the years ended June 30, 2004 and 2005, respectively, were not included in the computation of diluted earnings per share as their exercise prices were equal to or greater than the average market price of the Company’s Common Stock during those respective periods.
     Unaudited Pro Forma earnings per share attributable to Common stockholders
      Pro forma basic and diluted earnings per share for the year ended June 30, 2005 has been computed to give effect to the number of shares to be sold in the Company’s initial public offering that would have been necessary to pay the portion of the February 2006 dividend of $367 million in excess of current period earnings.

Note 9.	Other Accrued Liabilities
      Included in other accrued liabilities as of June 30, 2004 and 2005, were accrued payroll and employee-related benefit costs totaling $69 million and $93 million, respectively.

Note 10.	Term Debt
      The $425 million in PIK Notes issued by BKH in conjunction with the Transaction (see Note 1) is due in June 2013 with interest added to the outstanding principal amount on June 1 and December 1 of each year. The Sponsors subsequently transferred $0.9 million in PIK Notes to four of our directors. Through June 30, 2005, a total of $103 million in interest has been added to the outstanding principal resulting in an outstanding principal balance of $528 million.
      BKC also has a senior credit facility that includes term debt of $750 million and a revolving credit facility of $100 million. The senior credit facility is guaranteed by Diageo and certain affiliates of Diageo. The principal outstanding on the term debt is due and payable in December 2007 with interest payable quarterly at the rate of LIBOR plus an applicable margin. The weighted average interest rates related to the Company’s PIK Notes, term debt and other secured installment notes payable was 4.4% and 5.4% at June 30, 2004 and June 30, 2005, respectively.
      At June 30, 2005, there were no borrowings outstanding under the revolving credit facility. At June 30, 2005, there were $20 million in irrevocable standby letters of credit outstanding, which are described further in note 16. Accordingly, the availability of the revolving credit facility was $80 million as of June 30, 2005. BKC incurs a commitment fee on the unused revolving credit facility at the rate of 40% of an applicable margin, based on Diageo’s credit rating, not to exceed 0.30%. At June 30, 2005, the applicable commitment fee rate was 0.21%.
      The Company has agreements with foreign banks that provide lines of credit in the amounts of $5 million and $4 million at June 30, 2004 and June 30, 2005, respectively. At June 30, 2004 and 2005, the Company had $2 million of guarantees drawn against the lines of credit.
      BKC agreed to reimburse Diageo for any and all payments Diageo is required to pay as a result of the guarantee of the senior credit agreement. BKC’s reimbursement obligation is secured by all of the personal property owned by BKC and its U.S. subsidiaries with certain limited exceptions. In addition, BKC pledged to Diageo 100% of the shares of its U.S. subsidiaries and 65% of the shares of certain foreign subsidiaries.
      Subsequent to year-end, the Company entered into a $1.15 billion credit agreement. The term debt and PIK Notes were paid off in July 2005 with the proceeds from the new credit agreement and cash on hand. See note 20 for further details of the new credit agreement.

Note 11.	Interest Expense
      Interest expense is comprised of the following (in millions):

	Predecessor	Successor

	July 1,	December 13,	Years Ended
	2002 to	2002 to	June 30,
	December 12,	June 30,
	2002	2003	2004	2005

Term debt and PIK Notes	$1	$33	$61	$74
Capital lease obligations	3	4	7	8

	$4	$37	$68	$82

      As discussed in note 1, the Company incurred $28.8 million in deferred financing fees in conjunction with the Transaction. These fees are classified in other assets, net and were being amortized over five years into interest expense on term debt under the effective interest method. On July 13, 2005, the Company entered into a $1.15 billion credit agreement, and as a result, the remaining deferred financing fee balance was recorded as a loss on early extinguishment of debt. See note 20 for further details of the new credit agreement.

Note 12.	Income Taxes
      Income (loss) before income taxes, classified by source of income, is as follows (in millions):

	Predecessor	Successor

	July 1,	December 13,	Years Ended
	2002 to	2002 to	June 30,
	December 12,	June 30,
	2002	2003	2004	2005

Domestic	$(731)	$39	$(25)	$93
Foreign	(195)	1	34	(15)

	$(926)	$40	$9	$78

      Income tax expense (benefit) attributable to income from continuing operations consists of the following (in millions):

	Predecessor	Successor

	July 1,	December 13,	Years Ended
	2002 to	2002 to	June 30,
	December 12,	June 30,
	2002	2003	2004	2005

Current:
Domestic
Federal	$12	$11	$10	$18
State, net of federal income tax benefit	2	3	5	2
Foreign	(2)	1	1	2

	12	15	16	22

Deferred:
Domestic
Federal	(43)	2	(22)	13
State, net of federal income tax benefit	(4)	—	—	(3)
Foreign	1	(1)	10	(1)

	(46)	1	(12)	9

Total	$(34)	$16	$4	$31

      The U.S. Federal tax statutory rate reconciles to the effective tax rate as follows:

	Predecessor	Successor

	July 1,	December 13,	Years Ended
	2002 to	2002 to	June 30,
	December 12,	June 30,
	2002	2003	2004	2005

U.S. Federal income tax (benefit) rate	(35.0)%	35.0%	35.0%	35.0%
State income taxes, net of federal income tax benefit	(0.1)	7.0	39.0	4.3
Benefit and taxes related to foreign operations	0.1	(0.2)	(11.6)	(9.6)
Foreign exchange differential on tax benefits	0.8	—	(87.2)	4.8
Change in valuation allowance	(0.1)	(1.9)	80.5	10.1
Goodwill impairment	30.4	—	—	—
Other	0.3	0.1	(11.3)	(4.9)

Effective income tax (benefit) rate	(3.6)%	40.0%	44.4%	39.7%

      For the period December 13, 2002 to June 30, 2003, the valuation allowance decreased by $1 million, as it was determined that it was more likely than not that deferred tax assets in certain foreign jurisdictions would be realized. The income tax expense includes an increase in valuation allowance related to deferred tax assets in foreign countries of $7 million and $12 million for the years ending June 30, 2004 and 2005, respectively.
      For the year ended June 30, 2004, the valuation allowance increased by $1 million for certain state loss carryforwards as their realization was not considered more likely than not. The valuation allowance decreased by $4 million in certain states for the year ended June 30, 2005. This reduction was a result of determining that it was more likely than not that certain state loss carryforwards and other deferred tax assets would be realized.
      The significant components of deferred income tax expense (benefit) attributable to income from continuing operations are as follows (in millions):

	Predecessor	Successor

	July 1,	December 13,	Years Ended
	2002 to	2002 to	June 30,
	December 12,	June 30,
	2002	2003	2004	2005

Deferred income tax expense (benefit) (exclusive of the effects of components listed below)	$(45)	$2	$(20)	$2
Change in valuation allowance, net of amounts allocated as adjustments to purchase accounting	(1)	(1)	8	8
Change in effective state income tax rate	—	—	—	(1)

	$(46)	$1	$(12)	$9

      Deferred tax assets at the date of the Transaction were recorded based on management’s best estimate of the ultimate tax basis that will be accepted by the tax authorities. At the date of a change in management’s best estimate, deferred tax assets and liabilities are adjusted to reflect the revised tax basis. Pursuant to SFAS No. 109, certain adjustments to deferred taxes and reductions of valuation allowances established in purchase accounting would be applied as an adjustment to the Company’s intangible assets. During the year ended June 30, 2004, the Company recognized the effect of benefits arising from these items by recording a deferred tax asset of $41 million, which resulted in a related decrease in the value of the Burger King brand recorded in connection with the Transaction. Based on the provisions of SFAS No. 109, as described above, approximately $56 million of valuation allowance, if realized, will be applied to reduce intangible assets.

      The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below (in millions):

	June 30,

	2004	2005

Deferred tax assets:
Trade and notes receivable, principally due to allowance for doubtful accounts	$63	$36
Accrued employee benefits	42	29
Unfavorable leases	126	106
Liabilities not currently deductible for tax	66	70
Tax loss and credit carryforwards	29	79
Property and equipment, principally due to differences in depreciation	47	49
Other	—	1

	373	370
Valuation allowance	(65)	(78)

	308	292

Less deferred tax liabilities:
Intangible assets	330	328
Leases	56	49

	386	377

Net deferred tax liability	$78	$85

      After considering the level of historical taxable income, projections for future taxable income over the periods in which the deferred tax assets are deductible, and the reversal of deferred tax liabilities, management believes it is more likely than not that the benefits of certain state and foreign net operating loss carryforwards and other deferred tax assets will not be realized. The Company increased the valuation allowance by $13 million for the year ended June 30, 2005.
      The Company has federal loss carryforwards in the U.S. of $38 million, expiring in 2025, and state loss carryforwards of $76 million, expiring between 2007 and 2025. In addition, the Company has foreign loss carryforwards of $49 million, expiring between 2006 and 2015, and foreign loss carryforwards of $77 million that do not expire.
      Deferred taxes have not been provided on basis difference related to investments in foreign subsidiaries. These differences consist primarily of undistributed earnings, which are considered to be indefinitely reinvested in the operations of such subsidiaries.
      As a matter of course, the Company is regularly audited by various tax authorities. From time to time, these audits result in proposed assessments where the ultimate resolution may result in the Company owing additional taxes. The Company believes that its tax positions comply with applicable tax law and that it has adequately provided for these matters.

Note 13.	Related Party Transactions
      The Company is charged a management fee by the Sponsors equal to 0.5% of total current year revenues, which amount is limited to 0.5% of the prior year’s total revenues. Management fees and expenses paid to the sponsors totaled $5 million for the period December 13, 2002 to June 30, 2003, $8 million for the year ended June 30, 2004, and $9 million for the year ended June 30, 2005. At June 30, 2004 and 2005, the Company had management fees payable to the Sponsors of $2 million, which are included within other current liabilities in the accompanying consolidated balance sheets. These fees and expenses were recorded within selling, general and administrative expenses in the accompanying consolidated statement of operations.
      As of June 30, 2004 and 2005, BKH has PIK Notes outstanding to affiliates of $264 million. Interest expense on these PIK Notes totaled $11 million for the period December 13, 2002 to June 30, 2003, $21 million for the year ended June 30, 2004 and $23 million for the year ended June 30, 2005.

Note 14.	Leases
      At June 30, 2005, the Company leased 1,132 restaurant properties to franchisees. The building portions of the capital leases with franchisees are accounted for as direct financing leases and recorded as a net investment in property leased to franchisees, while the land portions are operating leases.
      Property and equipment, net leased to franchisees under operating leases as follows (in millions):

	June 30,

	2004	2005

Land	$193	$201
Buildings and improvements	66	67
Restaurant equipment	2	2

	261	270
Accumulated depreciation	(12)	(18)

	$249	$252

      Net investment in property leased to franchisees under direct financing leases is as follows (in millions):

	June 30,

	2004	2005

Future minimum rents to be received	$378	$373
Estimated unguaranteed residual value	4	4
Unearned income	(213)	(218)
Allowance on direct financing leases	—	(2)

	169	157
Current portion included within trade receivables	(10)	(8)

Net investment in property leased to franchisees	$159	$149

      In addition, land, buildings, office space, and warehousing are leased. At June 30, 2005, capital leases cover 204 restaurant buildings.

      At June 30, 2005, future minimum lease receipts and commitments for each of the years ended June 30 are as follows (in millions):

	Lease Receipts		Lease Commitments

	Direct
	Financing	Operating	Capital	Operating
	Leases	Leases	Leases	Leases

2006	$30	$70	$11	$143
2007	30	66	10	135
2008	30	62	10	131
2009	29	58	10	114
2010	29	53	9	106
Thereafter	225	348	62	730

Total	$373	$657	$112	$1,359

      The total minimum obligations of the capital leases of $112 million, reduced by an amount of $56 million representing interest equals $56 million of capital leases recorded in the consolidated balance sheet, of which $3 million is classified as current capital lease obligations and the remaining $53 million is classified as long-term capital lease obligations.
      Property revenues, which are classified within franchise and property revenues, are comprised primarily of rental income from operating leases and earned income on direct financing leases with franchisees as follows (in millions):

	Predecessor	Successor

	July 1,	December 13,	Years Ended
	2002 to	2002 to	June 30,
	December 12,	June 30,
	2002	2003	2004	2005

Rental income:
Minimum	$32	$39	$78	$78
Contingent	6	5	10	13

	38	44	88	91
Earned income on direct financing leases	17	16	29	29

	$55	$60	$117	$120

      Rent expense associated with the lease commitments is as follows (in millions):

	Predecessor	Successor

	July 1,	December 13,	Years Ended
	2002 to	2002 to	June 30,
	December 12,	June 30,
	2002	2003	2004	2005

Rental expense:
Minimum	$58	$67	$137	$145
Contingent	4	2	5	6
Amortization of favorable and unfavorable lease contracts, net	—	(2)	(52)	(29)

	$62	$67	$90	$122

Unfavorable Leases
      Unfavorable lease contracts are amortized over a period of up to 20 years as a reduction to occupancy and other operating costs and property expenses. Amortization of unfavorable lease contracts totaled

$3 million for the period December 13, 2002 to June 30, 2003, $57 million for the year ended June 30, 2004, and $32 million for the year ended June 30, 2005.
      Unfavorable leases, net of accumulated amortization totaled $301 million and $261 million at June 30, 2004 and June 30, 2005, respectively. Unfavorable leases, net of amortization are classified within other deferrals and liabilities.
      As of June 30, 2005, estimated future amortization expense of unfavorable lease contracts subject to amortization for each of the years ended June 30 is $29 million in 2006, $26 million in 2007, $24 million in 2008, $22 million in 2009, $21 million in 2010, and $139 million thereafter.

Note 15.	Stockholders’ equity

Capital Stock
      The Company was initially capitalized on December 13, 2002 with $398 million in cash, as a limited liability company. On June 27, 2003, the Company was converted to a corporation and issued an aggregate 104,692,735 common shares to the Sponsors.

Dividends
      No dividends were declared during the periods July 1, 2002 to December 12, 2002 and December 13, 2002 to June 30, 2003, or the years ended June 30, 2004 and 2005.

Stock-Based Compensation

Burger King Corporation Equity Incentive Plan
      For the year ended June 30, 2002, the Company established the Burger King Corporation 2001 Omnibus Incentive Compensation Plan (the “OIC Plan”), which provided for the grant of options to purchase shares of the Company (“OIC Options”). The Company had employment agreements with certain key executives, which called for a cash payment in exchange for their OIC Options, as well as specified severance arrangements, in the event of a change in control. As a result of the sale of the Company (see note 1), these key executives exchanged all outstanding OIC Options for approximately $7.0 million in cash. The $7.0 million cash settlement was expensed and reflected in operating expenses (income), net for the period July 1, 2002 to December 12, 2002.

Burger King Holdings, Inc. Equity Incentive Plan
      In July 2003, the Company implemented the Burger King Holdings, Inc. Equity Incentive Plan (the “Incentive Plan”). The Incentive Plan provides for the possible issuance of up to 13,684,391 shares of BKH common stock through the sale of common stock to certain officers of the Company and independent members of the Board of Directors; grants of stock options to certain officers, employees, and independent board members of the Company; and grants of restricted stock units to certain officers of the Company.
      Through June 30, 2005, officers of the Company and independent members of the Board of Directors have purchased 2,042,137 shares of BKH common stock, net of redemptions, at fair market value.
      Through June 30, 2005, certain officers, employees, and an independent member of the Board of Directors of the Company have been granted options to purchase an aggregate 9,009,121 shares of BKH common stock at fair market value. These options generally vest over five years and have a 10-year life from the date of grant.

      The following table summarizes the status and activity of options granted under the Incentive Plan:

		Weighted
	Number of	Average Exercise
	Options	Price

Outstanding at June 30, 2003	—	$—
Options granted	8,787,366	4.86
Forfeited	(1,969,211)	5.16
Outstanding at June 30, 2004	6,818,155	4.78
Options granted	5,142,728	4.28
Exercised	(21,446)	3.80
Forfeited	(2,930,316)	4.62

Outstanding at June 30, 2005	9,009,121	$4.55

      The following table summarizes information about stock options outstanding at June 30, 2005:

		Weighted	Weighted
Exercise	Number of	Average Remaining	Average Exercise
Price	Options	Contractual Life	Price

$3.80	7,788,850	8.79	$3.80
7.59	658,178	9.08	7.59
11.39	562,093	8.54	11.39

	9,009,121	8.80	$119.78

Restricted Stock Units
      Pursuant to the Incentive Plan, through June 30, 2005, the Company granted 482,212 restricted stock units at fair market value to certain officers of the Company. The unearned compensation associated with these restricted stock units is being amortized over a period of up to four years. The Company is recognizing compensation expense on the BKH restricted stock units granted to its employees.

Note 16.	Retirement Plan and Other Postretirement Benefits
      BKC has noncontributory defined benefit plans for its salaried employees in the United States and certain employees in the United Kingdom and Germany. These plans are collectively referred to as the “Pension Plans.” In addition, BKC has the Burger King Savings Plan (the “Savings Plan”), a defined contribution plan that is provided to all employees who meet the eligibility requirements. Eligible employees may contribute up to 50% of pay on a pre-tax basis, subject to IRS limitations.
      Effective August 1, 2003, BKC implemented the Executive Retirement Plan (“ERP”) for all officers and senior management. Officers and senior management may elect to defer up to 50% of base pay and up to 100% of incentive pay on a before-tax basis under the ERP. BKC provides a dollar-for-dollar match on up to the first 6% of base pay.
      Expenses incurred for the Savings Plan and ERP totaled $2.9 million for the period July 1, 2002 to December 31, 2002. Expenses incurred for the Savings Plan and ERP totaled $2 million for the period December 13, 2002 to June 30, 2003, $5 million for the year ended June 30, 2004, and $5 million for the year ended June 30, 2005.
      BKC accrues postretirement benefits in accordance with SFAS No. 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions, for its retiree benefit plans (“Postretirement Plans”). Under SFAS No. 106, the estimated cost of retiree benefit payments, principally health and life insurance benefits, is accrued during the employees’ active service periods.
      BKC uses a measurement date of March 31 for substantially all Pension and Postretirement Plans.

Obligations and Funded Status
      The following table sets forth the change in benefit obligations, fair value of plan assets and amounts recognized in the balance sheets for the Pension Plans and Postretirement Plans (in millions):

	Retirement Benefits		Other Benefits

	June 30,		June 30,

	2004	2005	2004	2005

Change in benefit obligation
Benefit obligation at beginning of year	$146	$167	$20	$21
Service cost	6	6	1	1
Interest cost	9	10	1	1
Actuarial losses (gains)	9	3	(1)	(1)
Benefits paid	(3)	(5)	—	—

Benefit obligation at end of year	167	181	21	22

Change in fair value of plan assets
Fair value of plan assets at beginning of year	73	86	—	—
Actual return on plan assets	14	4	—	—
Company contributions	2	8	—	—
Benefits paid	(3)	(5)	—	—

Fair value of plan assets at end of year	86	93	—	—

Accrued benefit cost
Funded status of plan	(81)	(88)	(21)	(22)
Unrecognized net actuarial loss (gain)	18	23	—	(1)
Minimum pension liability adjustment	—	(5)	—	—
Other	1	10	—	—

Net accrued benefit cost	(62)	(60)	(21)	(23)

Recognized in Statement of Financial Position
Accrued benefit liability	(62)	(55)	(21)	(23)
Accumulated other comprehensive loss	—	(5)	—	—

Net accrued benefit cost	$(62)	$(60)	$(21)	$(23)

      The accumulated benefit obligation for the Pension Plans was $153 million and $134 million at June 30, 2005 and 2004, respectively.

Additional year-end information for Pension Plans with accumulated benefit obligations in excess of plan assets
      The following sets forth the projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the Pension Plans with accumulated benefit obligations in excess of plan assets (in millions):

	June 30,

	2004	2005

Projected benefit obligation	$167	$181
Accumulated benefit obligation	134	153
Fair value of plan assets	86	93

Components of Net Periodic Benefit Cost
      A summary of the components of net periodic benefit cost for the Pension Plans (retirement benefits) and Postretirement Plans (other benefits) is presented below (in millions):

	Retirement Benefits				Other Benefits

	Predecessor	Successor			Predecessor	Successor

	July 1,	December 13,	Years Ended		July 1,	December 13,	Years Ended
	2002 to	2002 to	June 30,		2002 to	2002 to	June 30,
	December 12,	June 30,			December 12,	June 30,
	2002	2003	2004	2005	2002	2003	2004	2005

Service cost-benefits earned during the period	$2	$3	$6	$6	$—	$—	$1	$1
Interest costs on projected benefit obligations	3	4	9	10	1	1	1	1
Expected return on plan assets	(4)	(3)	(6)	(7)	—	—	—	—
Recognized net actuarial loss	—	—	—	1	—	—	—	—
Net periodic benefit cost and total annual pension cost	$1	$4	$9	$10	$1	$1	$2	$2

Assumptions
      The weighted-average assumptions used in computing the benefit obligations of the Pension Plans (retirement benefits) and Postretirement Plans (other benefits) are as follows:

	Retirement Benefits				Other Benefits

	Predecessor	Successor			Predecessor	Successor

	July 1,	December 13,	Years Ended		July 1,	December 13,	Years Ended
	2002 to	2002 to	June 30,		2002 to	2002 to	June 30,
	December 12,	June 30,			December 12,	June 30,
	2002	2003	2004	2005	2002	2003	2004	2005

Discount rate as of year-end	6.75%	6.25%	6.00%	5.86%	6.75%	6.25%	6.00%	5.86%
Range of compensation rate increase	4.75	4.75	4.75	4.75	—	—	—	—
      The weighted-average assumptions used in computing the net periodic benefit cost of the Pension Plans (retirement benefits) and Postretirement Plans (other benefits) are as follows:

	Retirement Benefits				Other Benefits

	Predecessor	Successor			Predecessor	Successor

	July 1,	December 13,	Years Ended		July 1,	December 13,	Years Ended
	2002 to	2002 to	June 30,		2002 to	2002 to	June 30,
	December 12,	June 30,			December 12,	June 30,
	2002	2003	2004	2005	2002	2003	2004	2005

Discount rate as of year-end	7.50%	6.75%	6.25%	6.00%	7.50%	6.75%	6.25%	6.00%
Range of compensation rate increase	5.50	4.75	4.75	4.75	—	—	—	—
Expected long-term rate of return on plan assets	9.50	8.75	8.75	8.75	—	—	—	—
      The expected long-term rate of return on plan assets is determined by expected future returns on the asset categories in target investment allocation. These expected returns are based on historical returns for each assets category adjusted for an assessment of current market conditions.

      The assumed healthcare cost trend rates are as follows:

	Predecessor	Successor

	July 1,	December 13,	Years Ended
	2002 to	2002 to	June 30,
	December 12,	June 30,
	2002	2003	2004	2005

Healthcare cost trend rate assumed for next year	10.0%	10.0%	9.5%	9.0%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5	5	5	5
Year that the rate reaches the ultimate trend rate	2013	2013	2013	2013
      Assumed healthcare cost trend rates do not have a significant effect on the amounts reported for the postretirement healthcare plans, since a one-percentage point change in the assumed healthcare cost trend rate would have very minimal effects on service and interest cost and the postretirement obligation.

Plan Assets
      The fair value of plan assets for BKC’s U.S. pension benefit plans as of March 31, 2004 and 2005 was $78 million and $82 million, respectively. The fair value of plan assets for BKC’s pension benefit plans outside the U.S. was $8 million and $11 million at April 30, 2004 and 2005, respectively.
      The following table sets forth the asset allocation for BKC’s U.S. pension plans’ assets:

	Retirement
	Benefits

	2004	2005

Equity securities	71%	71%
Debt securities	28	28
Short-term investments	1	1

	100%	100%

      The investment objective for the U.S. pension plans is to secure the benefit obligations to participants while minimizing costs to the Company. The goal is to optimize the long-term return on plan assets at an average level of risk. The target investment allocation is 65% equity and 35% fixed income securities. The portfolio of equity securities includes primarily large-capitalization U.S. companies with a mix of some small-capitalization U.S. companies and international entities.

Estimated Future Cash Flows
      Total contributions to the Pension Plans and Postretirement Plans were $1 million and $17 million, respectively, and $1 million and $3 million, respectively, for the years ended June 30, 2004 and 2005, respectively. Of the 2005 contributions, $10 million was contributed during the quarter ended June 30, 2005.

      The Pension Plans’ expected contributions to be paid in the next fiscal year, the projected benefit payments for each of the next five fiscal years, and the total aggregate amount for the subsequent four fiscal years are as follows:

		Retirement Benefits

		Qualified	Excess	Total	Other Benefits

Estimated net employer contributions during fiscal 2006		$1	$0.4	$1.4	$0.7
Estimated future fiscal year benefit payments during fiscal:	2006	$4	$0.4	$4.4	$0.7
	2007	4	0.5	4.5	0.8
	2008	4	0.5	4.5	0.9
	2009	5	0.6	5.6	1.0
	2010	5	0.7	5.7	1.1
	2011-2014	38	4.8	42.8	7.6

Note 17.	Other Operating Expenses (Income), Net
      Other operating expenses (income), net, consist of the following (in millions):

	Predecessor	Successor

	July 1,	December 13,	Years Ended
	2002 to	2002 to	June 30,
	December 12,	June 30,
	2002	2003	2004	2005

Losses (gains) on asset disposals	$(5)	$2	$15	$13
Impairment of long-lived assets	52	—	—	4
Litigation settlements and reserves	(5)	—	4	2
Impairment of debt investments	—	—	19	4
Impairment of investments in unconsolidated companies and joint ventures	—	—	4	—
Other, net	4	(9)	12	11

Other operating expenses (income), net	$46	$(7)	$54	$34

Losses on Asset and Business Disposals
      Losses on asset and business disposals are primarily related to restaurant closures and refranchising of Company-owned restaurants. See note 3 for further details.

Impairment of Long-Lived Assets
      Due to a decrease in the sales price of the Company (see Note 1), the Company recorded an impairment charge related to the Burger King brand of $35 million for the period July 1, 2002 to December 12, 2002.
      For the period July 1, 2002 to December 12, 2002, the Company recorded impairment charges of $17 million on long-lived assets in Europe due to deterioration in economic performance.

Litigation Settlements and Reserves
      The Company is a party to legal proceedings arising in the ordinary course of business, some of which are covered by insurance. In the opinion of management, disposition of these matters will not materially affect the Company’s financial condition and statements of operations.
      For the year ended June 30, 2004, the Company recognized a charge of $3 million for settlement of a claim in Australia by BKC’s joint venture partner. Under the terms of a settlement agreement, BKC paid

$3 million to terminate certain development rights granted to the joint venture in June 2002. BKC’s joint venture partner also has the option to buy BKC’s interest in the joint venture for a period of two years for approximately $6 million. In addition, BKC agreed to forgive the note receivable from the joint venture plus accrued interest and accordingly, the Company recognized an impairment loss of $7 million for the year ended June 30, 2004.

Impairment of Debt Investments
      For the year ended June 30, 2004, the Company assessed the collectibility of certain acquired franchisee third-party debt, and recorded an impairment charge of $12 million. As noted above, for the year ended June 30, 2004, the Company agreed to forgive the note receivable from the Australia joint venture partner plus accrued interest and thus the Company recognized an impairment loss of $7 million.

Other, net
      Items included within Other, net primarily represent income and losses from joint ventures, realized gains and losses from foreign exchange forward contracts and transactions denominated in foreign currencies, franchise restructuring program costs, refranchising costs, lease termination costs, gain or loss on write-offs of favorable and unfavorable leases, non-capitalizable expenses related to acquisitions of franchisee operations, and other miscellaneous items. For the period December 13, 2002 to June 30, 2003, the Company recorded $13 million of gains from foreign exchange forward contracts and transactions denominated in foreign currencies.

Note 18.	Commitments and Contingencies

Guarantees
      Other commitments, arising out of normal business operations, were $4 million as of June 30, 2005 and 2004. These commitments consist primarily of guarantees covering foreign franchisees’ obligations to third-party suppliers.
      The Company guarantees certain lease payments of franchisees arising from leases assigned in connection with sales of company restaurants to franchisees, by remaining secondarily liable under the assigned leases of varying terms, for base and contingent rents. The maximum contingent rent amount is not determinable as the amount is based on future revenues. In the event of default by the franchisees, the Company has typically retained the right to acquire possession of the related restaurants, subject to landlord consent. The aggregate contingent obligation arising from these assigned lease guarantees was $126 million at June 30, 2005, expiring over an average period of 10 years.

Letters of Credit
      At June 30, 2005, there were $20 million in irrevocable standby letters of credit outstanding, which were issued to certain insurance carriers to guarantee payment for various insurance programs such as health and commercial liability insurance. These standby letters of credit were against the Company’s $100 million revolving credit facility. As of June 30, 2005, none of these irrevocable standby letters of credit had been drawn on.
      At June 30, 2005, Diageo had posted $19 million in standby letters of credit on behalf of BKC relating to open casualty claim matters. As part of the July 2005 refinancing, these letters of credit were replaced by standby letters of credit issued by the Company totaling $18 million. See Note 20.
      As of June 30, 2005, the Company had posted bonds totaling $13 million, which related to certain promotional activities.

Vendor Relationships
      In fiscal 2000, the Company entered into long-term, exclusive contracts with the Coca-Cola Company and with Dr Pepper/ Seven Up, Inc. to supply Company and franchise restaurants with their products and obligating Burger King restaurants in the United States to purchase a specified number of gallons of soft drink syrup. These volume commitments are not subject to any time limit. As of June 30, 2005, the Company estimates that it will take approximately 17 years and 19 years to complete the Coca-Cola and Dr Pepper/ Seven Up, Inc. purchase commitments, respectively. In the event of early termination of these arrangements, the Company may be required to make termination payments that could be material to the Company’s results of operations and financial position. Additionally, in connection with these contracts, the Company has received upfront fees, which are being amortized over the term of the contracts. At June 30, 2004 and 2005, the deferred amounts totaled $28 million and $26 million, respectively. These deferred amounts are amortized as a reduction to food, paper and product costs in the accompanying consolidated statements of operations.
      The Company also enters into commitments to purchase advertising for periods up to twelve months. At June 30, 2005, commitments to purchase advertising totaled $60 million.

New Headquarters
      In May 2005, the Company entered into an agreement to lease a building, to serve as the Company’s global headquarters. The estimated annual rent for the 15-year initial term is approximately $5 million, to be finalized upon the completion of the building’s construction, expected in 2008. The Company will receive a tenant improvement allowance, estimated at approximately $8 million to be finalized upon the completion of the building’s construction.

Other
      The Company is self-insured for most domestic workers’ compensation, general liability, and automotive liability losses subject to per occurrence and aggregate annual liability limitations. The Company is also self-insured for healthcare claims for eligible participating employees subject to certain deductibles and limitations. The Company determines its liability for claims incurred but not reported on an actuarial basis.

Note 19.	Segment Reporting
      The Company operates in the fast food hamburger restaurant industry. Revenues include retail sales at Company-owned restaurants and franchise revenues. The business is managed as distinct geographic segments: United States and Canada, Europe, Middle East and Africa and Asia Pacific (“EMEA/ APAC”), and Latin America.
      Unallocated includes corporate support costs in areas such as facilities, finance, human resources, information technology, legal, marketing, and supply chain management.

      The following tables present revenues, operating (loss) income, depreciation and amortization, total assets, long-lived assets and capital expenditures information by geographic segment (in millions):

	Predecessor	Successor

	July 1,	December 13,	Years Ended
	2002 to	2002 to	June 30,
	December, 12,	June 30,
	2002	2003	2004	2005

Revenues:
United States and Canada	$512	$601	$1,117	$1,275
EMEA/ APAC	210	267	566	586
Latin America	29	38	71	79

Total revenues	$751	$906	$1,754	$1,940

      Other than the United States and Germany, no other individual country represented 10% or more of the Company’s total revenues. For the period July 1, 2002 to December 12, 2002, revenues in the United States totaled $462 million and revenues in Germany totaled $80 million. Revenues in the United States totaled $541 million for the period December 13, 2002 to June 30, 2003, $997 million for the year ended June 30, 2004, and $1,146 million for the year ended June 30, 2005. Revenues in Germany totaled $106 million for the period December 13, 2002 to June 30, 2003, $236 million for the year ended June 30, 2004, and $262 million for the year ended June 30, 2005.

	Predecessor	Successor

	July 1,	December 13,	Years Ended
	2002 to	2002 to	June 30,
	December, 12,	June 30,
	2002	2003	2004	2005

Operating (Loss) Income:
United States and Canada	$(643)	$92	$115	$255
EMEA/ APAC	(167)	24	95	36
Latin America	9	13	26	25
Unallocated	(79)	(54)	(163)	(165)

Total operating (loss) income	$(880)	$75	$73	$151
Interest expense, net	46	35	64	73

Income before income taxes	$(926)	$40	$9	$78
Income tax (benefit) expense	(34)	16	4	31

Net (loss) income	$(892)	$24	$5	$47

	Predecessor	Successor

	July 1,	December 13,	Years Ended
	2002 to	2002 to	June 30,
	December 13,	June 30,
	2002	2003	2004	2005

Depreciation and Amortization:
United States and Canada	$28	$29	$56	$52
EMEA/ APAC	9	6	(13)	4
Latin America	1	1	(1)	2
Unallocated	5	7	21	16

Total depreciation and amortization	$43	$43	$63	$74

      Depreciation and amortization expense for the year ended June 30, 2004 reflects the initial period of amortization of unfavorable leases recorded as part of the Transaction.

	Years Ended
	June 30,

	2004	2005

Assets:
United States and Canada	$2,382	$2,433
EMEA/ APAC	208	220
Latin America	39	47
Unallocated	36	23

Total assets	$2,665	$2,723

	Years Ended
	June 30,

	2004	2005

Long-Lived Assets:
United States and Canada	$888	$892
EMEA/ APAC	91	102
Latin America	24	31
Unallocated	36	23

Total long-lived assets	$1,039	$1,048

      Long-lived assets include property and equipment, net, and net investment in property leased to franchisees. Other than the United States, no other individual country represented 10% or more of the Company’s total long-lived assets. Long-lived assets in the United States totaled $845 million and $852 million at June 30, 2005 and 2004, respectively.

	Predecessor	Successor

	July 1,	December 13,	Years Ended
	2002 to	2002 to	June 30,
	December, 12,	June 30,
	2002	2003	2004	2005

Capital Expenditures:
United States and Canada	$81	$33	$36	$40
EMEA/ APAC	11	11	28	27
Latin America	3	3	6	8
Unallocated	—	—	11	18

Total capital expenditures	$95	$47	$81	$93

Note 20.	Subsequent Event
      On July 13, 2005, BKC and BKH entered into a $1.15 billion credit agreement, which consists of a $150 million revolving credit facility, a $250 million term loan (“Term Loan A”), and a $750 million term loan (“Term Loan B”). The interest rate for Term Loan A, Term Loan B, and the revolving credit facility, as selected by the Company, is either (a) the greater of the prime rate or the federal funds effective rate plus 0.5% plus a rate not to exceed 0.75%, which varies according to the Company’s leverage ratio or (b) LIBOR plus a rate not to exceed 1.75%, which varies according to the Company’s leverage ratio.
      The quarterly principal payments for Term Loan A and Term Loan B begin on September 30, 2006 and September 30, 2005, respectively, and the amounts of required principal payments increase over time.

The maturity dates of Term Loan A, Term Loan B, and amounts drawn under the revolving credit facility are June 2011, June 2012, and June 2011, respectively. The aggregate amounts of future maturities for the new term debt for each of the years ending June 30 are as follows (in millions):

2006	$8
2007	32
2008	33
2009	57
2010	70
Thereafter	847

$1,047

      The new credit agreement contains certain customary financial and other covenants. These covenants impose restrictions on additional indebtedness, liens, investments, advances, guarantees, and acquisitions. These covenants also place restrictions on asset sales, sale and leaseback transactions, dividends, payments between BKC and BKH, and certain transactions with affiliates. The financial covenants include a requirement to maintain a certain interest expense coverage ratio and leverage ratio and limit the maximum amount of capital expenditures in a year. Following the end of each fiscal year, the Company is required to prepay the term debt in an amount equal to 50% of excess cash flow (as defined in the credit agreement). This prepayment requirement is not applicable if the Company’s leverage ratio is less than a predetermined amount. There are other events and transactions such as sale and leaseback transactions, proceeds from casualty events, and incurrence of debt that may trigger additional mandatory prepayments.
      BKC is the borrower under the credit agreement and BKH and certain subsidiaries have jointly and severally unconditionally guaranteed the payment of the amounts due under the new credit agreement. BKH, BKC, and certain subsidiaries have pledged, as collateral, a 100% equity interest in the domestic subsidiaries of BKH and BKC with some exceptions. Furthermore, BKC has pledged as collateral a 65% equity interest in certain foreign subsidiaries.
      The Company utilized $1 billion in proceeds from Term Loans A and B, $47 million of the revolving credit facility, and cash on hand to repay BKC’s existing term debt and the PIK Notes held by BKH (see note 10). The remaining deferred financing fee balance of $13 million from the existing term debt was expensed and the Company recorded the deferred financing costs of $16 million in connection with the refinancing.

      The following table presents the unaudited consolidated balance sheet as of June 30, 2005, as if the debt refinancing described above had occurred on June 30, 2005 (in millions):

				Pro Forma
	June 30, 2005			Consolidated
	(as reported)	Adjustments		Balance Sheet

Cash and cash equivalents	$432	$(254	)(1)	$178
Other current assets, net	202	—		202
Long-term assets, net	2,089	3	(2)	2,092

Total assets	2,723	(251)		2,472

Current liabilities	394	(11	)(3)	383
Term debt	1,282	(232	)(4)	1,050
Capital leases	53	—		53
Other deferrals and liabilities	375	—		375
Deferred income taxes, net	142	—		142

Total liabilities	2,246	(243)		2,003

Total stockholders’ equity	477	(8	)(5)	469

Total liabilities and stockholders’ equity	$2,723	$(251)		$2,472

(1)	Amount represents proceeds from the debt refinancing of approximately $1.05 billion offset by repayment of BKC’s existing term debt of $750 million, repayment of BKH’s PIK Notes and accrued interest of $534 million, and deferred financing costs of $16 million.

(2)	Deferred financing costs associated with the debt refinancing of approximately $16 million offset by reduction of $13 million of deferred financing costs associated with the repayment of term debt.

(3)	Tax benefit of approximately $6 million associated with the deferred financing cost charge of $13 million and reversal of accrued interest on PIK Notes of $5 million.

(4)	Debt refinancing obligation of approximately $1.05 billion offset by repayment of BKC’s existing term debt of $750 million and repayment of BKH’s PIK Notes of $528 million.

(5)	$8 million, net of tax, charge associated with deferred financing cost.

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25,000,000 Shares
Burger King Holdings, Inc.
Common Stock

PROSPECTUS
                    , 2006
JPMorgan

Citigroup

Goldman, Sachs & Co.
Morgan Stanley
Wachovia Securities

Bear, Stearns & Co. Inc.

Credit Suisse

Lehman Brothers
Loop Capital Markets, LLC
      You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.
     No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.
     Through and including                   , 2006 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.
      The following table sets forth the expenses (other than compensation to the underwriters) expected to be incurred in connection with this offering. All such amounts (except the SEC registration fee, the NASD filing fee and the New York Stock Exchange listing fee) are estimated.

SEC registration fee	$52,296.25
NASD filing fee	49,375.00
New York Stock Exchange listing fee	250,000.00
Printing and engraving expenses	350,000.00
Legal fees and expenses	2,200,000.00
Accounting fees and expenses	350,000.00
Blue Sky fees and expenses	25,000.00
Transfer Agent and Registrar fees	20,000.00
Miscellaneous	703,328.75

Total	$4,000,000.00

Item 14.	Indemnification of Directors and Officers.
      Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the Registrant. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. The Registrant’s Certificate of Incorporation provides for indemnification by the Registrant of its directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law.
      Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or (iv) for any transaction from which the director derived an improper personal benefit. The Registrant’s Certificate of Incorporation provides for such limitation of liability to the fullest extent permitted by the Delaware General Corporation Law.
      The Registrant maintains standard policies of insurance under which coverage is provided (a) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, while acting in their capacity as directors and officers of the Registrant, and (b) to the Registrant with respect to payments which may be made by the Registrant to such officers and directors pursuant to any indemnification provision contained in the Registrant’s Certificate of Incorporation or otherwise as a matter of law.
      The proposed form of underwriting agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification of directors and certain officers of the Registrant by the underwriters against certain liabilities.

Item 15.	Recent Sales of Unregistered Securities.
      During the three years preceding the filing of this registration statement, Burger King Holdings, Inc. issued the following securities which were not registered under the Securities Act of 1933, as amended:
      Between August 2003 and May 15, 2006, Burger King Holdings, Inc. issued an aggregate of 2,687,499 shares of its common stock to directors and employees for an aggregate of $11,036,918 in consideration of services rendered or in private placements and (ii) an aggregate of 1,259,438 shares of its common stock to employees pursuant to the exercise of outstanding options for an aggregate of $6,133,643 in consideration of services rendered.
      The issuances listed above were deemed exempt from registration under the Securities Act of 1933, as amended, pursuant to Section 4(2) of the Securities Act or Rule 701 thereunder. In accordance with Rule 701, the shares were issued pursuant to a written compensatory benefit plan and the issuances did not, during any consecutive 12-month period, exceed 15% of the outstanding shares of Burger King Holdings, Inc.’s common stock, calculated in accordance with the provisions of Rule 701.

Item 16.	Exhibits and Financial Statement Schedules.
      (a) Exhibits

Exhibit
Number		Description

1	.1**	Form of Underwriting Agreement
3	.1**	Form of Certificate of Incorporation
3	.2**	Form of By-Laws
4	.1**	Form of Common Stock Certificate
5	.1**	Opinion of Davis Polk & Wardwell
10	.1**	Amended and Restated Credit Agreement, dated February 15, 2006, among Burger King Corporation, Burger King Holdings, Inc., the lenders party thereto, JPMorgan Chase Bank, N.A., as administrative agent, Citicorp North America, Inc., as syndication agent, and Bank of America, N.A., RBC Capital Markets and Wachovia Bank, National Association, as documentation agents
10	.2**	Form of Amended and Restated Shareholders’ Agreement by and among Burger King Holdings, Inc., Burger King Corporation, TPG BK Holdco LLC, GS Capital Partners 2000, L.P., GS Capital Partners 2000 Offshore, L.P., GS Capital Partners 2000 GmbH & Co. Beteiligungs KG, GS Capital Partners 2000 Employee Fund, L.P., Bridge Street Special Opportunities Fund 2000, L.P., Stone Street Fund 2000, L.P., Goldman Sachs Direct Investment Fund 2000, L.P., GS Private Equity Partners 2000, L.P., GS Private Equity Partners 2000 Offshore Holdings, L.P., GS Private Equity Partners 2000-Direct Investment Fund, L.P., Bain Capital Integral Investors, LLC, Bain Capital VII Coinvestment Fund, LLC and BCIP TCV, LLC
10	.3**	Form of Management Subscription and Shareholders’ Agreement among Burger King Holdings, Inc., Burger King Corporation and its officers
10	.4**	Form of Board Member Subscription and Shareholders’ Agreement among Burger King Holdings, Inc., Burger King Corporation and its directors
10	.5**	Amendment to the Management Subscription and Shareholders’ Agreement among Burger King Holdings, Inc., Burger King Corporation and John W. Chidsey
10	.6**	Management Subscription and Shareholders’ Agreement among Burger King Holdings, Inc., Burger King Corporation and Gregory D. Brenneman

Exhibit
Number		Description

10	.7**	Management Agreement, dated December 13, 2002, among Burger King Corporation, Bain Capital Partners, LLC, Bain Capital Integral Investors, LLC, Bain Capital VII Coinvestment Fund, LLC, BCIP TCV, LLC, Goldman, Sachs & Co., Goldman Sachs Capital Partners 2000, L.P., GS Capital Partners 2000 Offshore, L.P., GS Capital Partners 2000 GmbH & Co. Beteiligungs KG, GS Capital Partners 2000 Employee Fund, L.P., Bridge Street Special Opportunities Fund 2000, L.P., Stone Street Fund 2000, L.P., Goldman Sachs Direct Investment Fund 2000, L.P., GS Private Equity Partners 2000, L.P., GS Private Equity Partners 2000 Offshore Holdings, L.P., GS Private Equity Partners 2000—Direct Investment Fund, L.P., TPG GenPar III, L.P. and TPG BK Holdco LLC
10	.8**	Letter Agreement Terminating the Management Agreement, dated as of February 3, 2006, among Burger King Corporation, Bain Capital Partners, LLC, Bain Capital Integral Investors, LLC, Bain Capital VII Coinvestment Fund, LLC, BCIP TCV, LLC, Goldman, Sachs & Co., Goldman Sachs Capital Partners 2000, L.P., GS Capital Partners 2000 Offshore, L.P., GS Capital Partners 2000 GmbH & Co. Beteiligungs KG, GS Capital Partners 2000 Employee Fund, L.P., Bridge Street Special Opportunities Fund 2000, L.P., GS Private Equity Partners 2000, L.P., GS Private Equity Partners 2000 Offshore Holdings, L.P., GS Private Equity Partners 2000—Direct Investment Fund, L.P., TPG GenPar III, L.P. and TPG BK Holdco LLC
10	.9**	Lease Agreement, dated as of May 10, 2005, between CM Lejeune, Inc. and Burger King Corporation
10.10		Burger King Holdings, Inc. Equity Incentive Plan (as amended and restated on May 12, 2006)
10	.11**	Burger King Holdings, Inc. 2006 Omnibus Incentive Plan
10	.12**	Burger King Corporation Fiscal Year 2006 Executive Team Restaurant Support Incentive Plan
10	.13**	Form of Management Restricted Unit Agreement
10	.14**	Form of Amendment to Management Restricted Unit Agreement
10	.15**	Management Restricted Unit Agreement among John W. Chidsey, Burger King Holdings, Inc. and Burger King Corporation, dated as of October 8, 2004
10	.16**	Special Management Restricted Unit Agreement among Peter C. Smith, Burger King Holdings, Inc. and Burger King Corporation, dated as of December 1, 2003
10	.17**	Form of 2003 Management Stock Option Agreement
10	.18**	Form of 2005 Management Stock Option Agreement
10	.19**	Form of Board Member Stock Option Agreement
10	.20**	Form of Special Management Stock Option Agreement among John W. Chidsey, Burger King Holdings, Inc. and Burger King Corporation
10	.21**	Management Stock Option Agreement among Gregory D. Brenneman, Burger King Holdings, Inc. and Burger King Corporation, dated as of August 1, 2004
10	.22**	Stock Option Agreement among Armando Codina, Burger King Holdings, Inc. and Burger King Corporation, dated as of February 14, 2006
10	.23**	Employment Agreement between John W. Chidsey and Burger King Corporation, dated as of April 7, 2006
10	.24**	Employment Agreement between Russell B. Klein and Burger King Corporation, dated as of April 20, 2006
10	.25**	Employment Agreement between Ben K. Wells, and Burger King Corporation, dated as of April 7, 2006
10	.26**	Employment Agreement between James F. Hyatt and Burger King Corporation, dated as of April 20, 2006
10	.27**	Employment Agreement between Peter C. Smith and Burger King Corporation, dated as of April 20, 2006
10	.28**	Separation and Consulting Services Agreement between Gregory D. Brenneman and Burger King Corporation, dated as of April 6, 2006

Exhibit
Number		Description

10	.29**	Separation Agreement between Bradley Blum and Burger King Corporation, dated as of July 30, 2004
10.30		Restricted Stock Unit Award Agreement between Burger King Holdings, Inc. and John W. Chidsey dated as of May 2006
10.31		Form of Restricted Stock Unit Award Agreement under the Burger King Holdings, Inc. 2006 Omnibus Incentive Plan
10.32		Form of Restricted Stock Unit Award Agreement under the Burger King Holdings, Inc. Equity Incentive Plan
10.33		Form of Option Award Agreement under the Burger King Holdings, Inc. 2006 Omnibus Incentive Plan
10.34		Form of Option Award Agreement under the Burger King Holdings, Inc. Equity Incentive Plan
21	.1**	List of Subsidiaries of the Registrant
23.1		Consent of Independent Registered Public Accounting Firm
23	.2**	Consent of Davis Polk & Wardwell (included in Exhibit 5.1)
24	.1**	Power of Attorney (included on signature page of the initial filing)

**	Previously filed.

Item 17.	Undertakings.
      (a) The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
      (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 14 of this Registration Statement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.
      (c) The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Miami, State of Florida, on the 16th day of May, 2006.

BURGER KING HOLDINGS, INC.

By:	/s/ JOHN W. CHIDSEY

Name: John W. Chidsey
Title: Chief Executive Officer and Director
      Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ JOHN W. CHIDSEY John W. Chidsey	Chief Executive Officer and Director (principal executive officer)	May 16, 2006

/s/ BEN K. WELLS Ben K. Wells	Chief Financial Officer and Treasurer (principal financial and accounting officer)	May 16, 2006

* Brian Thomas Swette	Non-Executive Chairman	May 16, 2006

* Andrew B. Balson	Director	May 16, 2006

* David Bonderman	Director	May 16, 2006

* Richard W. Boyce	Director	May 16, 2006

* David A. Brandon	Director	May 16, 2006

* Armando Codina	Director	May 16, 2006

* Peter Raemin Formanek	Director	May 16, 2006

* Manny Garcia	Director	May 16, 2006

Signature		Title	Date

* Adrian Jones		Director	May 16, 2006

* Sanjeev K. Mehra		Director	May 16, 2006

* Stephen G. Pagliuca		Director	May 16, 2006

* Kneeland C. Youngblood		Director	May 16, 2006

*By:	/s/ JOHN W. CHIDSEY John W. Chidsey Attorney-in-fact

Exhibit Index

Exhibit
Number		Description

1	.1**	Form of Underwriting Agreement
3	.1**	Form of Certificate of Incorporation
3	.2**	Form of By-Laws
4	.1**	Form of Common Stock Certificate
5	.1**	Opinion of Davis Polk & Wardwell
10	.1**	Amended and Restated Credit Agreement, dated February 15, 2006, among Burger King Corporation, Burger King Holdings, Inc., the lenders party thereto, JPMorgan Chase Bank, N.A., as administrative agent, Citicorp North America, Inc., as syndication agent, and Bank of America, N.A., RBC Capital Markets and Wachovia Bank, National Association, as documentation agents
10	.2**	Form of Amended and Restated Shareholders’ Agreement by and among Burger King Holdings, Inc., Burger King Corporation, TPG BK Holdco LLC, GS Capital Partners 2000, L.P., GS Capital Partners 2000 Offshore, L.P., GS Capital Partners 2000 GmbH & Co. Beteiligungs KG, GS Capital Partners 2000 Employee Fund, L.P., Bridge Street Special Opportunities Fund 2000, L.P., Stone Street Fund 2000, L.P., Goldman Sachs Direct Investment Fund 2000, L.P., GS Private Equity Partners 2000, L.P., GS Private Equity Partners 2000 Offshore Holdings, L.P., GS Private Equity Partners 2000-Direct Investment Fund, L.P., Bain Capital Integral Investors, LLC, Bain Capital VII Coinvestment Fund, LLC and BCIP TCV, LLC
10	.3**	Form of Management Subscription and Shareholders’ Agreement among Burger King Holdings, Inc., Burger King Corporation and its officers
10	.4**	Form of Board Member Subscription and Shareholders’ Agreement among Burger King Holdings, Inc., Burger King Corporation and its directors
10	.5**	Amendment to the Management Subscription and Shareholders’ Agreement among Burger King Holdings, Inc., Burger King Corporation and John W. Chidsey
10	.6**	Management Subscription and Shareholders’ Agreement among Burger King Holdings, Inc., Burger King Corporation and Gregory D. Brenneman
10	.7**	Management Agreement, dated December 13, 2002, among Burger King Corporation, Bain Capital Partners, LLC, Bain Capital Integral Investors, LLC, Bain Capital VII Coinvestment Fund, LLC, BCIP TCV, LLC, Goldman, Sachs & Co., Goldman Sachs Capital Partners 2000, L.P., GS Capital Partners 2000 Offshore, L.P., GS Capital Partners 2000 GmbH & Co. Beteiligungs KG, GS Capital Partners 2000 Employee Fund, L.P., Bridge Street Special Opportunities Fund 2000, L.P., Stone Street Fund 2000, L.P., Goldman Sachs Direct Investment Fund 2000, L.P., GS Private Equity Partners 2000, L.P., GS Private Equity Partners 2000 Offshore Holdings, L.P., GS Private Equity Partners 2000—Direct Investment Fund, L.P., TPG GenPar III, L.P. and TPG BK Holdco LLC
10	.8**	Letter Agreement Terminating the Management Agreement, dated as of February 3, 2006, among Burger King Corporation, Bain Capital Partners, LLC, Bain Capital Integral Investors, LLC, Bain Capital VII Coinvestment Fund, LLC, BCIP TCV, LLC, Goldman, Sachs & Co., Goldman Sachs Capital Partners 2000, L.P., GS Capital Partners 2000 Offshore, L.P., GS Capital Partners 2000 GmbH & Co. Beteiligungs KG, GS Capital Partners 2000 Employee Fund, L.P., Bridge Street Special Opportunities Fund 2000, L.P., GS Private Equity Partners 2000, L.P., GS Private Equity Partners 2000 Offshore Holdings, L.P., GS Private Equity Partners 2000—Direct Investment Fund, L.P., TPG GenPar III, L.P. and TPG BK Holdco LLC
10	.9**	Lease Agreement, dated as of May 10, 2005, between CM Lejeune, Inc. and Burger King Corporation
10.10		Burger King Holdings, Inc. Equity Incentive Plan (as amended and restated on May 12, 2006)
10	.11**	Burger King Holdings, Inc. 2006 Omnibus Incentive Plan
10	.12**	Burger King Corporation Fiscal Year 2006 Executive Team Restaurant Support Incentive Plan
10	.13**	Form of Management Restricted Unit Agreement
10	.14**	Form of Amendment to Management Restricted Unit Agreement

Exhibit
Number		Description

10	.15**	Management Restricted Unit Agreement among John W. Chidsey, Burger King Holdings, Inc. and Burger King Corporation, dated as of October 8, 2004
10	.16**	Special Management Restricted Unit Agreement among Peter C. Smith, Burger King Holdings, Inc. and Burger King Corporation, dated as of December 1, 2003
10	.17**	Form of 2003 Management Stock Option Agreement
10	.18**	Form of 2005 Management Stock Option Agreement
10	.19**	Form of Board Member Stock Option Agreement
10	.20**	Form of Special Management Stock Option Agreement among John W. Chidsey, Burger King Holdings, Inc. and Burger King Corporation
10	.21**	Management Stock Option Agreement among Gregory D. Brenneman, Burger King Holdings, Inc. and Burger King Corporation, dated as of August 1, 2004
10	.22**	Stock Option Agreement among Armando Codina, Burger King Holdings, Inc. and Burger King Corporation, dated as of February 14, 2006
10	.23**	Employment Agreement between John W. Chidsey and Burger King Corporation, dated as of April 7, 2006
10	.24**	Employment Agreement between Russell B. Klein and Burger King Corporation, dated as of April 20, 2006
10	.25**	Employment Agreement between Ben K. Wells, and Burger King Corporation, dated as of April 7, 2006
10	.26**	Employment Agreement between James F. Hyatt and Burger King Corporation, dated as of April 20, 2006
10	.27**	Employment Agreement between Peter C. Smith and Burger King Corporation, dated as of April 20, 2006
10	.28**	Separation and Consulting Services Agreement between Gregory D. Brenneman and Burger King Corporation, dated as of April 6, 2006
10	.29**	Separation Agreement between Bradley Blum and Burger King Corporation, dated as of July 30, 2004
10.30		Restricted Stock Unit Award Agreement between Burger King Holdings, Inc. and John W. Chidsey dated as of May 2006
10.31		Form of Restricted Stock Unit Award Agreement under the Burger King Holdings, Inc. 2006 Omnibus Incentive Plan
10.32		Form of Restricted Stock Unit Award Agreement under the Burger King Holdings, Inc. Equity Incentive Plan
10.33		Form of Option Award Agreement under the Burger King Holdings, Inc. 2006 Omnibus Incentive Plan
10.34		Form of Option Award Agreement under the Burger King Holdings, Inc. Equity Incentive Plan
21	.1**	List of Subsidiaries of the Registrant
23.1		Consent of Independent Registered Public Accounting Firm
23	.2**	Consent of Davis Polk & Wardwell (included in Exhibit 5.1)
24	.1**	Power of Attorney (included on signature page of the initial filing)

**	Previously filed.